Form 10KSB, Exhibit 13
period 1998-06-30
LEEDS FEDERAL BANKSHARES
filed 1998-09-28
CIK 1053307

EXHIBIT 13

                       1998 ANNUAL REPORT TO STOCKHOLDERS

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Message to Our Stockholders..............................................     1
Selected Consolidated Financial and Other Data...........................     2
Management's Discussion and Analysis of
  Financial Condition and Results of Operations..........................     4
Selected Quarterly Financial Data (Unaudited)............................    15
Common Stock and Related Matters.........................................    15
Independent Auditors' Report.............................................   F-1
Statements of Consolidated Financial Condition...........................   F-2
Statements of Consolidated Income........................................   F-3
Statements of Consolidated Stockholders' Equity..........................   F-4
Statements of Consolidated Cash Flows....................................   F-5
Notes to Consolidated Financial Statements...............................   F-7

                 [LETTERHEAD OF LEEDS FEDERAL BANKSHARES, INC.]




                                                              September 16, 1998

To Our Shareholders:

We are pleased to report to you the results of our year ended June 30, 1998. In January 1998, Leeds Federal Savings Bank was reorganized with the establishment of Leeds Federal Bankshares, Inc., as the new stock holding company parent of the Bank. This will allow the Company many of the opportunities available to stock holding companies while still retaining the benefits of the mutual holding company structure. An opportunity we have already implemented is a plan to repurchase up to 275,000 shares of the Company's common stock. This is an important means for us to enhance stockholder value and invest capital resources.

The Company's net income for the fiscal year ended June 30, 1998, was $3.3 million, or $.64 per diluted share of common stock, compared to $3.2 million, or $.63 per diluted share, before the one-time SAIF assessment imposed by the FDIC, for the year ended June 30, 1997. After considering the after-tax effect of the SAIF assessment, net income for the year ended June 30, 1997, was $2.4 million. During the year, we continued to emphasize residential real estate financing, as evidenced by an increase of $16.1 million in loans receivable. We have continued to maintain a low level of noninterest expense; our noninterest expense to average assets ratio was 1.06% and 1.05% (before the SAIF assessment) for the fiscal years ended June 30, 1998 and 1997, respectively. The enclosed annual report discusses in more detail Leeds Federal's operating results through June 30, 1998.

The board, management and staff are dedicated to providing the quality financial services our customers have come to expect from an independent community bank. Our deposits are received from within our community and reinvested in mortgages within our community. Our shareholders have shared in the success and growth of their community bank, reflected in the value of our shared investment in the stock of Leeds Federal.

Thank you for the confidence you have placed in Leeds Federal. We hope to justify that confidence by continuing to be the leading community based financial institution we have been for the past 75 years.



Sincerely,

/s/John F. Amer                            /s/Gordon E. Clark

John F. Amer                               Gordon E. Clark
Chairman                                   President and Chief Executive Officer

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

         The following table sets forth certain financial and other data of Leeds Federal Bankshares, Inc. (the "Company"), or, prior to January 21, 1998, Leeds Federal Savings Bank (the "Bank") at the dates and for the periods indicated. For additional information about the Company, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes included elsewhere herein.

                                                                             At June 30,
                                                   -----------------------------------------------------------
                                                     1998          1997         1996         1995         1994
                                                   ---------    ---------    ---------    ---------     ------
                                                                             (In Thousands)
Selected Consolidated Financial Condition Data
Total assets....................................   $ 302,737    $ 286,999    $ 273,278    $ 260,145     $255,221
Loans receivable, net...........................     190,966      174,878      152,755      141,093      143,252
Investments(1)..................................      86,169       83,302       85,379       78,645       69,064
Mortgage-backed securities......................      16,514       22,294       29,095       34,957       38,149
Deposits........................................     245,270      232,590      222,146      211,414      210,472
Borrowed funds..................................         552          648          744          840          930
Stockholders' equity, substantially restricted..      49,308       46,741       44,192       41,738       38,281

-----------------

(1)  Includes  investment  securities,   interest-bearing  deposits,  and  other
     investments.

                                                                         Year Ended June 30,
                                                   -------------------------------------------------------------
                                                     1998          1997         1996         1995         1994
                                                   ---------    ---------    ---------     --------      -------
                                                               (In Thousands Except Per Share Data)
Selected Consolidated Operating Data:
Interest income................................    $  20,309    $  19,606    $  18,567    $  17,602     $ 16,870
Interest expense...............................       12,171       11,613       11,232        9,945        9,360
                                                   ---------    ---------    ---------    ---------     --------
  Net interest income before provision for losses      8,138        7,993        7,335        7,657        7,510
Provision for loan losses......................          192          151           33           24           63
Provision for losses on deposit................           --           --           --           30           --
                                                   ---------    ---------    ---------    ---------     --------
  Net interest income after provision for losses       7,946        7,842        7,302        7,603        7,447
                                                   ---------    ---------    ---------    ---------     --------

Noninterest income:
  Service fees and charges.....................          137          130          116           74           66
  Other income ................................          213          140          168          160          165
                                                   ---------    ---------    ---------    ---------     --------
    Total noninterest income...................          350          270          284          234          231
                                                   ---------    ---------    ---------    ---------     --------

Noninterest expense:
  Compensation and employee benefits...........        1,770        1,528        1,516        1,440          822
  Occupancy....................................          195          197          192          182          175
  SAIF deposit insurance premiums..............          222        1,755          558          558          560
  Advertising..................................          208          172          216          179          147
  Other   .....................................          700          637          580          629          469
                                                   ---------    ---------    ---------    ---------     --------
    Total noninterest expenses.................        3,095        4,289        3,062        2,988        2,173
                                                   ---------    ---------    ---------    ---------     --------
Income before provision for income taxes.......        5,201        3,823        4,524        4,849        5,505
Provision for income tax . . . ................        1,895        1,458        1,737        1,922        2,090
                                                   ---------    ---------    ---------    ---------     --------
      Net income...............................    $   3,306    $   2,365    $   2,787    $   2,927     $  3,415
                                                   =========    =========    =========    =========     ========
Net income per common share (1)
  Basic........................................    $    0.65    $    0.46    $    0.55    $    0.59     $   0.12(2)
  Diluted......................................    $    0.64    $    0.46    $    0.55    $    0.59     $   0.12(2)
Dividends declared per common share............    $    0.55    $    0.48    $    0.44    $    0.31     $   0.03

----------
(1) Information has been restated to reflect November 1997 three-for-two stock split.
(2) Information provided for period from April 29, 1994, the date of the Bank's mutual holding company reorganization, through June 30, 1994. On a pro forma annualized basis, basic and diluted earnings per share would have been $0.76 and $0.76, respectively.

                                OPERATING RESULTS


                                                                  At or For the Year Ended June 30,
                                                          ---------------------------------------------
                                                          1998       1997      1996      1995      1994
                                                          ----       ----      ----      ----      ----
Key Operating Ratios and Other Data:

Return on average assets (net income divided
  by average total assets)* .......................        1.13%      .85%     1.06%     1.17%     1.37%
Return on average equity (net income divided
  by average equity)* .............................        6.86      5.26      6.50      7.30     12.12
Net interest rate spread (difference between
  average yield on interest-earning assets
  and average cost of interest-bearing liabilities)        2.03      2.12      2.00      2.34      2.58
Net interest margin (net interest income as a
  percentage of average interest-earning assets)  .        2.85      2.94      2.85      3.11      3.08
Net interest income to noninterest expense* .......      262.94    186.36    239.54    256.26    345.61
Net interest income after provision for
  losses, to total noninterest expense* ...........      256.74    182.84    238.44    254.45    342.68
Noninterest income to average assets ..............         .12       .10       .11       .09       .09
Noninterest expense to average assets* ............        1.06      1.54      1.17      1.19       .87
Nonperforming loans to total loans ................        1.32       .05       .06       .07        --
Nonperforming assets to total assets ..............         .83       .03       .07       .10        --
Average interest-earning assets to average
  interest-bearing liabilities ....................      119.46    119.15    119.50    118.97    112.91
Allowance for losses to nonperforming assets ......       28.70    609.09    213.67    146.15        --
Retained earnings to average assets ratio
  (average retained earnings divided by
  average total assets) ...........................       16.49     16.18     16.36     15.96     11.34
Equity to assets at period end ....................       16.28     16.29     16.17     16.04     15.00
Number of full-service offices ....................           1         1         1         1         1

----------

* Excluding the one-time assessment to recapitalize the SAIF, for the year ended June 30, 1997, return on average assets was 1.16%, return on average equity was 7.14%, noninterest expense to average assets was 1.05%, net interest income to noninterest expense was 275.05% and net interest income after provision for loan losses to total noninterest expense was 269.86%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Deposit Insurance Premiums."

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

General

         The earnings of the Company depend primarily on the earnings of Leeds Federal Savings Bank (the "Bank"), which is discussed herein on a consolidated basis. The Company's earnings depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of mortgage loans, mortgage-backed securities, interest-earning deposits at other institutions, investment securities and other investments, and the interest paid on interest-bearing liabilities. Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company's earnings also are affected by its level of noninterest income including primarily service fees and charges, and noninterest expense, including primarily compensation and employee benefits, and Savings Association Insurance Fund ("SAIF") deposit insurance premiums. Earnings of the Company also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company.

Business Strategy

         The Company's current business strategy is to operate the Bank as a well-capitalized, profitable and independent community-oriented savings bank dedicated to providing quality customer service. Generally, the Company has sought to implement this strategy by using only retail deposits as its source of funds and maintaining a substantial part of its assets in loans secured by one- to four-family residential real estate located in the Company's market area, home equity loans, consumer loans, mortgage-backed securities and in other liquid investment securities. Specifically, the Company's business strategy incorporates the following elements: (1) operating as a community-oriented financial institution, maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a community-based institution can offer; (2) maintaining high asset quality by emphasizing investment in residential mortgage loans, mortgage-backed securities and other securities issued or guaranteed by the United States Government or agencies thereof; (3) maintaining capital in excess of regulatory requirements and growing only to the extent that adequate capital levels can be maintained; and (4) managing interest rate risk exposure while achieving desirable levels of profitability.

Results of Operations

         The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of mortgage loans, mortgage-backed securities, interest-earning deposits at other institutions, investment securities and other investments, and the interest paid on interest-bearing liabilities, which since 1989 have consisted primarily of savings deposits. The Company had net income of $3.3 million for the year ended June 30, 1998. Net income totaled $2.4 million and $2.8 million for fiscal 1997 and 1996, respectively.

         Interest Income. Total interest income increased by $703,000, or 3.6%, to $20.3 million for the year ended June 30, 1998, from $19.6 million for the year ended June 30, 1997. The increase in interest income was primarily due to an increase in balance of average interest earning assets to $285.4 million for the year ended June 30, 1998, from $272.3 million for the prior year, partially offset by a decrease in yield on average interest earning assets to 7.1%, from 7.2%. The increase in average interest earning assets during the year ended June 30, 1998, resulted primarily from an increase in average loans, offset by decreases in mortgage-backed securities.

         Interest on mortgage loans increased by $1.3 million, or 10.2%, to $13.4 million for the year ended June 30, 1998, from $12.1 million for the year ended June 30, 1997, primarily because of an increase in average mortgage loans to $177.8 million for the year ended June 30, 1998, from $159.9 million for the year ended June 30, 1997, partially offset by a decrease in average yield on mortgage loans to 7.5% from 7.6%. The increase in average mortgage loans resulted from increased loan demand in the Bank's community and from an increase in the volume of loan originations from brokers. The lower yield on mortgage loans reflected the reinvestment of the proceeds of loan prepayments at lower yielding mortgage loans than those in the portfolio. Interest income on consumer loans increased by $52,000 to $359,000 for the year ended June 30, 1998, from $307,000 for the prior year. The increase was due to an increase in average balance in consumer loans to $5.1 million, from $4.4 million. The average yield on consumer loans for the year ended June 30, 1998 increased to 7.1%, from 6.9% for the prior year. Interest income on mortgage-backed securities decreased $439,000, or 23.6%, to $1.4 million for the year ended June 30, 1998, from $1.9 million for the prior year. The decrease was principally due to a $6.2 million decrease in average balance in mortgage-backed securities to $19.6 million for the year ended June 30, 1998, from $25.8 million for the prior year. Interest income on investment securities decreased by $599,000, to $3.1 million for the year ended June 30, 1998, from $3.7 million for the prior year. Such decrease was the result of a decrease in yield on investment securities to 6.7% from 6.9%, and a $7.7 million decrease in average balance of investment securities to $46.3 million for the year ended June 30, 1998, from $54.0 million for the year ended June 30, 1997. The decrease in average balances of investment securities was the result of increased mortgage loan originations. Interest income from interest earning deposits increased by $332,000 to $1.5 million for the year ended June 30, 1998, from $1.2 million for the prior year. Yield on interest earning deposits increased to 5.7% from 5.5% for the same period. Interest income on other investments increased by $115,000 to $502,000 for the year ended June 30, 1998, from $387,000 for the prior year. Such increase was the result of an increase in average balance of other investments of $3.4 million, partially offset by a decrease in the average yield on other investments to 5.3% from 6.5% for the same periods.

         Total interest income increased by $1.0 million, or 5.4%, to $19.6 million for the year ended June 30, 1997, from $18.6 million for the year ended June 30, 1996. The increase in interest income was primarily due to an increase in balance of average interest earning assets to $272.3 million for the year ended June 30, 1997, from $257.1 million for the prior year, while the yield on average interest earning assets remained relatively unchanged at 7.2%. The increase in average interest earning assets during the year ended June 30, 1997, resulted primarily from an increase in average loans, offset by decreases in investment securities and mortgage-backed securities.

         Interest on mortgage loans increased by $1.2 million, or 11.0%, to $12.1 million for the year ended June 30, 1997, from $10.9 million for the year ended June 30, 1996, primarily because of an increase in average mortgage loans to $159.9 million for the year ended June 30, 1997, from $140.5 million for the year ended June 30, 1996, partially offset by a decrease in average yield on mortgage loans to 7.6% from 7.8%. The increase in average mortgage loans resulted from increased loan demand in the Company's community and from an increase in the volume of loan originations from brokers. The lower yield on mortgage loans reflected the reinvestment of the proceeds of prepayments at lower yielding mortgage loans than those in the portfolio. Interest income on consumer loans increased by $123,000 to $307,000 for the year ended June 30, 1997, from $184,000 for the prior year. The increase was due to an increase in average balance on consumer loans to $4.4 million, from $2.7 million, reflecting the Company's continuing marketing efforts for consumer loans during the year. Interest income on mortgage-backed securities decreased $455,000, or 19.8%, to $1.9 million for the year ended June 30, 1997, from $2.3 million for the prior year. The decrease was principally due to a $6.4 million decrease in average balance in mortgage-backed securities to $25.8 million for the year ended June 30, 1997, from $32.2 million for the prior year. Interest income on investment securities decreased by $51,000, to $3.7 million for the year ended June 30, 1997, from $3.8 million for the prior year. Such decrease was the result of a $3.2 million decrease in average balance of investment securities to $54.0 million for the year ended June 30, 1997, from $57.2 million, partially offset by an increase in yield on investment securities to 6.9% from 6.5%, for the year ended June 30, 1996. The decrease in average balance of investment securities was the result of increased mortgage loan originations. Interest income from interest earning deposits remained relatively unchanged at $1.2 million for the years ended June 30, 1997 and 1996. Yield on interest earning deposits decreased to 5.5% from 5.6% for the same periods. Interest income on other investments increased $178,000 to $387,000 for the year ended June 30, 1997, from $209,000 for the prior year. Such increase was the result of an increase in average balance of other investments of $2.5 million, and increase in the average yield on other investments to 6.5% from 6.0% for the same periods.

         Interest Expense. Total interest expense increased by $558,000, or 4.8%, to $12.2 million for the year ended June 30, 1998, from $11.6 million for the year ended June 30, 1997. Such increase was the result of an increase in average balance of interest bearing liabilities of $10.4 million to $238.9 million for the year ended June 30, 1998, from $228.5 million for the prior period.

         Total interest expense increased by $381,000, or 3.4%, to $11.6 million for the year ended June 30, 1997, from $11.2 million for the year ended June 30, 1996. Such increase was the result of an increase in average balance of interest-bearing liabilities of $13.3 million to $228.5 million for the year ended June 30, 1997, from $215.2 million for the prior period, partially offset by a decrease in cost of average interest-bearing liabilities to 5.1% from 5.2%.

         Net Interest Income. Net interest income increased by $145,000, or 1.8%, to $8.1 million for the year ended June 30, 1998, from $8.0 million for the year ended June 30, 1997. This increase was due principally to an increase in the ratio of average interest earning assets to average interest bearing liabilities, partially offset by the decrease in yield on interest earning assets. See "--Management of Market Risk."

         Net interest income increased by $657,000, or 9.0%, to $8.0 million for the year ended June 30, 1997, from $7.3 million for the year ended June 30, 1996. This increase was due principally to a decrease in the Company's cost of interest-bearing liabilities.

         Provision for Losses. The Company maintains an allowance for loan losses based upon management's evaluation of risks in the loan portfolio, the Company's past loan loss experience, current and expected future economic conditions, and other relevant factors. The Company's provision for loan losses increased to $192,000 for the year ended June 30, 1998, from $151,000 for the same period in 1997. The Company's allowance for loan losses as a percentage of nonperforming loans was 28.70% and 609.09% at June 30, 1998 and 1997, respectively, and the Company's nonperforming loans as a percentage of total loans was 1.32% and .05% at June 30, 1998 and 1997, respectively. The increase in nonperforming loans was due to a $2.5 million commercial loan that became nonperforming during the fiscal year ended June 30, 1998.

The nonperforming loan matured in June 1998. In August 1998, the borrower paid all interest due on the loan through October 31, 1998, although the principal was not repaid and the loan continued to be in default. The borrower has informed the Company that it has received a lender's commitment to refinance the loan, although there can be no assurance that such refinancing will be obtained. Management also obtained an appraisal in August 1998, and based in part on such appraisal, management believes the Company will not incur a material loss on this loan. The Company's provision for loan losses increased to $151,000 for the year ended June 30, 1997, from $33,000 for the same period in 1996. Management believes that it has maintained the Company's allowance for loan losses at a level that is adequate to provide for loan losses, although there can be no assurance that such losses will not exceed estimated amounts. See Notes 1 and 6 of Notes to the Consolidated Financial Statements for additional information on the allowance for loan losses.

         Noninterest Income. Noninterest income increased by $80,000 to $350,000 for the year ended June 30, 1998, from $270,000 for the prior year. The increase was due principally to increases in cash surrender value of life insurance investments.

         Noninterest income decreased by $14,000 to $270,000 for year ended June 30, 1997, from $284,000 for the prior year. The decrease was due principally to decreases in dividends received on life insurance investments, partially offset by an increase in loan processing fees collected during the year.

         Noninterest Expense. Noninterest expense increased by $189,000 to $3.1 million, for the year ended June 30, 1998, from $2.9 million for the prior year, before considering the one-time SAIF assessment of $1.4 million. Compensation and employee benefits increased by $242,000 to $1.8 million for the year ended June 30, 1998, from $1.5 million for the prior year. The increase was due principally to an increase of $148,000 in ESOP contribution expense as a result of increases in the market price of ESOP shares, the basis of the charge to expense. Other increases in compensation and employee benefits were the result of additional staffing and normal increases in salaries and benefits. Advertising and other expenses increased due to additional marketing and normal increases in other expenses.

         Before considering the one-time SAIF assessment of $1.4 million, offset by the reduction in the SAIF premiums for periods beginning January 1, 1997, noninterest expense remained relatively unchanged at $2.9 million for the year ended June 30, 1997, compared to the prior year. There were no significant changes in the major expense categories.

         Before considering the one-time SAIF assessment, the ratio of noninterest expenses to average assets was 1.06%, 1.05% and 1.17% for the years ending June 30, 1998, 1997 and 1996, respectively. After the one- time SAIF assessment, such ratio was 1.54% for the year ended June 30, 1997.

         Provisions for income taxes increased by $437,000 to $1.9 million for the year ended June 30, 1998, from $1.5 million for the prior year. This reflects an increase of $1.4 million in income before income taxes in fiscal year 1998. The Company's effective tax rates were 36.4% and 38.1% for the years ending June 30, 1998 and 1997, respectively. The decrease was due to increased state tax-free investments.

         Provision for income taxes decreased by $279,000 to $1.5 million for the year ended June 30, 1997, from $1.7 million for the prior year. This reflects a reduction of $700,000 in income before income taxes in fiscal year 1997.

         Deposit Insurance Premiums. The deposits of the Company are presently insured by the SAIF, which along with the Bank Insurance Fund (the "BIF"), is one of the two insurance funds administered by the FDIC. In September 1996, Congress enacted legislation to recapitalize the SAIF by a one-time assessment on all SAIF-insured deposits held as of March 31, 1995. The assessment was 65.7 basis points per $100 in deposits, payable on November 30, 1996. For the Company, the assessment amounted to $1.4 million (or $849,000 when adjusted for taxes), based on the Company's SAIF-insured deposits of $210.5 million. In addition, pursuant to the legislation, interest payments on FICO bonds issued in the late 1980's by the Financing Corporation to recapitalize the now defunct Federal Savings and Loan Insurance Corporation are now paid jointly by BIF-insured institutions and SAIF-insured institutions. The FICO assessment is
1.29 basis points per $100 in BIF deposits and 6.1 basis points per $100 in SAIF deposits. Beginning January 1, 2000, the FICO interest payments will be paid pro-rata by banks and thrifts based on deposits (approximately 2.4 basis points per $100 in deposits). The BIF and SAIF will be merged on January 1, 1999, provided the bank and saving association charters are merged by that date. In that event, pro-rata FICO sharing will begin on January 1, 1999.

Average Balance Sheet

         The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances.

                                                                            Year Ended June 30,
                                        -----------------------------------------------------------------------------------------
                                                   1998                           1997                             1996
                                        --------------------------     -------------------------       --------------------------
                                                           Average                       Average                          Average
                                        Average             Yield/     Average            Yield/       Average             Yield/
                                        Balance   Interest   Cost      Balance   Interest  Cost        Balance    Interest  Cost
                                        -------   --------   ----      -------   --------  ----        -------    --------  ----
                                                                          (Dollars in Thousands)
Interest-earning assets:
  Mortgage loans (1)................    $177,817  $13,376    7.52%    $159,899    $12,134   7.59%      $140,472   $ 10,911   7.77%
  Consumer loans and other loans....       5,065      359    7.09        4,422        307   6.94          2,654        184   6.93
  Mortgage-backed securities........      19,604    1,423    7.26       25,829      1,862   7.21         32,206      2,317   7.19
  Investment securities.............      46,311    3,111    6.72       54,006      3,710   6.87         57,191      3,761   6.58
  Interest-earning deposits (2).....      27,161    1,538    5.66       22,100      1,206   5.46         21,143      1,185   5.60
  Other investments (3).............       9,424      502    5.33        5,995        387   6.46          3,465        209   6.03
                                        --------   ------    ----      -------   --------   ----       --------   --------   ----
    Total interest-earning assets...     285,382   20,309    7.12      272,252     19,606   7.20        257,131     18,567   7.22
                                                                                 --------                         --------
Noninterest-earning assets..........       7,046                         5,807                            5,031
                                        --------                       -------                         --------
    Total assets....................    $292,428                      $278,059                         $262,162
                                        ========                      ========                         ========
Interest-bearing liabilities:
  Savings deposits..................    $238,272   12,114    5.09     $227,785     11,549   5.07       $214,382     11,164   5.21
  Other borrowed funds..............         616       57    8.28          713         64   8.98            792         68   8.59
                                        --------   ------    ----      -------   --------   ----       --------   --------   ----
    Total interest-bearing liabilities   238,888   12,171    5.09      228,498     11,613   5.08        215,174     11,232   5.22
                                                                                 --------   ----                  --------   ----
Noninterest-bearing liabilities.....       5,331                         4,572                            4,088
                                        --------                       -------                         --------
    Total liabilities...............     244,219                       233,070                          219,262
Retained earnings...................      48,209                        44,989                           42,900
                                        --------                       -------                         --------
    Total liabilities and retained
      earnings......................    $292,428                      $278,059                         $262,162
                                        ========                      ========                         ========
Net interest income.................               $8,138                        $  7,993                         $  7,335
                                                   ======                        ========                         ========
Net interest rate spread (4)........                         2.03%                          2.12%                            2.00%
                                                             ====                           ====                             ====
Net interest margin (5).............                         2.85%                          2.94%                            2.85%
                                                             ====                           ====                             ====
Ratio of average interest-earning
 assets to average interest-bearing
 liabilities........................                       119.46%                        119.15%                          119.50%
                                                           ======                         ======                           ======

----------
(1) Includes one- to four-family residential real estate loans, home equity loans, and commercial real estate loans.
(2) Includes secured short term loans to commercial banks and interest-earning deposits in other institutions.
(3) Includes securities purchased under agreement to resell, Federal Home Loan Bank stock, and mutual funds.
(4) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

         The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the changes in average volume); and (iv) the net change.

                                                                 Year Ended June 30,
                               --------------------------------------------------------------------------------------
                                              1998 vs. 1997                               1997 vs. 1996
                               ------------------------------------------  ------------------------------------------
                                      Increase/(Decrease)                        Increase/(Decrease)
                                           Due to                                      Due to
                               -----------------------------     Total     -----------------------------     Total
                                                       Rate/    Increase                           Rate/    Increase
                                 Volume      Rate     Volume   (Decrease)   Volume       Rate     Volume   (Decrease)
                                 ------      ----     ------   ----------   ------       ----     ------   ----------
                                                                   (In Thousands)
Interest income:
  Mortgage loans (1).......... $ 1,360    $  (112)   $    (6)   $ 1,242    $ 1,509    $  (253)   $   (34)   $1,222
  Consumer and other loans....      45          6          1         52        122         --          1       123
  Mortgage-backed securities..    (449)        13         (3)      (439)      (459)         6         (2)     (455)
  Investment securities.......    (529)       (81)        11       (599)      (210)       166         (7)      (51)
  Interest earning deposits (2)    276         44         12        332         54        (30)        (3)       21
  Other investments (3).......     222        (68)       (39)       115        153         15         10       178
                               -------    -------    -------    -------    -------    -------    -------    ------

  Total interest-earning
    assets....................     925       (198)       (24)       703      1,169        (96)       (35)    1,038
                               -------    -------    -------    -------    -------    -------    -------    ------
Interest expense..............     528         23          7        558        696       (301)       (14)      381
                               -------    -------    -------    -------    -------    -------    -------    ------

Change in net interest income. $   397    $  (221)   $   (31)   $   145    $   473    $   205    $   (21)   $  657
                               =======    =======    =======    =======    =======    =======    =======    ======

-----------
(1) Includes one- to four-family residential real estate loans, home equity loans, and commercial real estate loans.
(2) Includes secured short term loans to commercial banks and interest-earning deposits in other institutions.
(3) Includes securities purchased under agreement to resell, Federal Home Loan Bank stock, and mutual funds.

Management of Market Risk

         Like other financial institution holding companies, the Company's most significant form of market risk is interest rate risk. The Company is subject to interest rate risk because its liabilities generally have shorter terms or maturities than its assets. As a result, its liabilities are more sensitive to changes in market interest rates. The general objective of the Company's interest rate risk management is to determine the appropriate level of risk given the Company's business strategy, and then manage that risk in a manner that is consistent with the Company's policy to reduce exposure of the Company's net interest income to changes in market interest rates.

         The Company's policy in recent years has been to reduce its exposure to interest rate risk generally by better matching the maturities and interest rates of its interest rate sensitive assets and liabilities by emphasizing fixed-rate one- to four-family mortgage loans with terms of 15 years or less, adjustable rate first mortgages and home equity loans, and maintaining relatively high levels of liquidity. By maintaining a significant percentage of its assets in cash and other liquid investments, the Company is able to reinvest a higher percentage of its assets more quickly in response to changes in market interest rates, thereby reducing its exposure to interest rate volatility. In addition, the Company offers competitive rates on deposit accounts and prices certificates of deposit to provide customers with incentives to choose certificates of deposit with longer terms. The Company does not utilize derivative instruments or engage in other hedging activities to manage interest rate risk.

         The Company has an Asset-Liability Management Committee which is responsible for reviewing the Company's asset and liability policies. The Committee meets weekly and reports monthly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements.

         The Company measures interest rate risk in terms of the sensitivity of the Company's net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. The following table presents the pro forma computations of the Company's NPV as of June 30, 1998.

                                                                                 NPV as Percentage of
       Change in                                                               Present Value of Assets
     Interest Rates                    Net Portfolio Value                  ----------------------------
     in Basis Points     -------------------------------------------                         Basis Point
     (Rate Shock)         Amount           $ Change         % Change        NPV Ratio           Change
     ------------         ------           --------         --------        ---------           ------
                                            (Dollars in Thousands)
        400              29,788           (29,585)            (50%)           10.72%             (822)
        300              36,831           (22,542)            (38%)           12.86%             (608)
        200              44,324           (15,049)            (25%)           15.01%             (394)
        100              52,049            (7,324)            (12%)           17.09%             (185)
     Static              59,373                --              --             18.94%               --
       (100)             66,026             6,653              11%            20.53%              158
       (200)             71,728            12,355              21%            21.80%              286
       (300)             78,229            18,856              32%            23.20%              426
       (400)             85,855            26,482              45%            24.78%              583


         The above table indicates that at June 30, 1998, in the event of a sudden and sustained increase in prevailing market rates, the Company's NPV would be expected to decrease, and that in the event of a sudden and sustained decrease in prevailing market interest rates, the Company's NPV would be expected to increase. The Company's Board of Directors reviews the Company's NPV position quarterly, and, if estimated changes in NPV are not within the targets established by the Board, the Board may direct management to adjust its asset and liability mix to bring interest rate risk within Board approved targets.

         Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The NPV table presented above assumes that the composition of the Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured. It also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing characteristics of specific assets and liabilities. Accordingly, although the NPV table provides an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income and will differ from actual results.

Liquidity and Capital Resources

         The Company is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 4.0%. The Company's liquidity ratio averaged 40.56% during the quarter ended June 30, 1998. The Company adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans, repayment of borrowings and loan commitments. The Company also adjusts liquidity as appropriate to meet its asset and liability management objectives.

         The Company's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Company invests in short-term interest-earning assets, which provide liquidity to meet lending requirements. Assets qualifying for liquidity outstanding at June 30, 1998, amounted to $97.2 million. For additional information about cash flows from the Company's operating, financing, and investing activities, see Consolidated Statements of Cash Flows included in the Consolidated Financial Statements.

         A major portion of the Company's liquidity consists of cash and cash equivalents, which are a product of its operating, investing, and financing activities. The primary sources of cash are net income, principal repayments on loans and mortgage-backed securities, and increases in deposit accounts.
Liquidity management is both a daily and long-term function of business management. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds; however, the Company has never borrowed funds from the FHLB.

         At June 30, 1998, the Company had outstanding loan commitments of $1.0 million. This amount does not include $13.2 million of undisbursed lines of credit on home equity loans, and the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year at June 30, 1998, totaled $91.2 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.

         At June 30, 1998, the Company exceeded OTS capital requirements on a fully phased-in basis. Set forth below is a summary of the Company's compliance with the following OTS capital standards as of June 30, 1998.

                                                                                           To Be Well Capitalized
                                                                      For Capital          Under Prompt Corrective
                                              Actual               Adequacy Purposes          Action Provisions
                                         -----------------         ------------------        --------------------
                                         Amount   Ratio(1)         Amount    Ratio(1)        Amount      Ratio(1)
                                         ------   --------         ------    --------        ------      --------
As of June 30, 1998:
  Tier I core capital...............  $  47,346    15.80%       $  11,985      4.00%      $  14,982        >5%
  Tier I risk-based capital.........     47,346    32.76            5,781      4.00           8,672        >6%
  Total risk-based capital..........     48,069    33.26           11,563      8.00          14,453       >10%

--------------
(1) Core capital is calculated on the basis of a percentage of total adjusted assets; risk-based capital levels are calculated on the basis of a percentage of risk-weighted assets.

Impact of Inflation and Changing Prices

         The financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

         In June 1997, the FASB issued No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. Earlier application is encouraged. Management believes that adoption of the provision of SFAS No. 131 will not have a material effect on the Company's financial position or results of operations.

         In June 1998, the FASB issued SFAS No. 133  "Accounting  for Derivative
Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133 requires that an entity reorganize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. It is effective for all fiscal quarters or fiscal years beginning after June 15, 1999. Initial application of this Statement should be as of the beginning of an entity's fiscal quarter on that date, hedging relationships must be designated anew and documented pursuant to the provisions of SFAS No. 133. Earlier application is encouraged, but is permitted only as of the beginning of any fiscal quarter that begins after issuance of SFAS No. 133. It should not be applied retroactively to financial statements of prior periods. Management has not determined when it will adopt the provisions of SFAS No. 133 but believes that it will not have a material effect on the Company's financial position or results of operations.

Capability of the Company's Data Processing Software and Hardware to Accommodate the Year 2000

         The Company relies upon computers for the daily conduct of its business and for data processing generally. There is concern among industry experts that commencing on January 1, 2000, computers will be unable to "read" the new year and there may be widespread computer malfunctions. The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that would have date sensitive software may recognize a date during "00" as the year 1900 rather than the year 2000. This could result in a systems failure or miscalculations causing disruptions of operations. Management has assessed its electronic systems, programs, applications and other electronic components used in the operation of the Company. The Company contracts with service bureaus to provide the majority of its data processing and is dependent upon purchased application software. Management believes that it has implemented a plan pursuant to which the progress toward full compliance of its service bureau and other software vendors will be tracked and tested well in advance of January 1, 2000. Beginning in the third quarter of 1998, the Company will coordinate end-to-end tests with primary servicers, which allow the Company to simulate daily processing on sensitive century dates. The Company expects to complete the Year 2000 project by December 31, 1998. The Company is currently developing a contingency plan in the event that the Company's testing discloses potential failures by either service bureaus or internal systems upon which the Company relies, or in the event that unforseeable external factors disrupt the Company's normal operations as the year 2000 approaches. There can be no assurance that the Company's contingency plan will fully mitigate the effects of such potential failures. The Company has not incurred any material costs, and management believes that the Company will not incur material costs in connection with the year 2000 issue, although there can be no assurances in this regard.

Reorganization into the Two-Tier Mutual Holding Company Structure

         Effective January 21, 1998, the Bank completed its reorganization into a two-tier mutual holding company structure (the "Reorganization") with the establishment of the Company as the stock holding company parent of the Bank. As a result of the Reorganization, Leeds Federal Bankshares, M.H.C., the Bank's mutual holding company, owns a majority of the common stock of the Company, which owns 100% of the common stock of the Bank. Management believes that the two-tier holding company structure allows the new Company to retain the benefits of the mutual holding company structure, and at the same time gives the Company many of the opportunities available to stock holding companies that are not currently available in a mutual holding company structure. The mid-tier structure offers the Company greater flexibility to structure and complete mergers and acquisitions, to diversity operations, and to repurchase outstanding shares of common stock.

Stock Repurchase Plan to Repurchase Up to 275,000 Shares of Common Stock

         On April 15, 1998, the Company authorized a plan to repurchase up to 275,000 shares, or approximately 5.3% of its common stock, as a part of its capital management strategy. As of June 30, 1998, the Company had repurchased 39,205 shares of its common stock. The Company has and will utilize available cash over a period of approximately a year to effect any further repurchases.

                  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

         A summary of selected quarterly financial data for the years ended June 30, 1998 and 1997 is as follows:

                                          First            Second             Third           Fourth
                                         Quarter           Quarter           Quarter          Quarter
                                         -------           -------           -------          -------
                                                       (In Thousands Except Per Share Data)
Fiscal 1998
-----------
Interest income..................       $   5,030         $  5,074         $   5,091         $  5,114
Net interest income..............           2,041            2,047             2,056            1,994
Provision for losses.............               3                8                --              181
Income before provision
  for income taxes...............           1,366            1,292             1,359            1,184
Net income.......................             864              819               864              759

Net income per common share:
  Basic..........................             .17              .16               .17              .15
  Diluted........................             .16              .16               .17              .15

Fiscal 1997
-----------
Interest income..................       $   4,793         $  4,856         $   4,911         $  5,046
Net interest income..............           1,891            1,945             2,050            2,107
Provision for losses.............              21               82                30               18
Income before provision
  for income taxes...............            (186)           1,193             1,402            1,414
Net income.......................            (108)             728               861              884

Net income per common share:
  Basic..........................            (.02)             .14               .17              .17
  Diluted........................            (.02)             .14               .17              .17


                        COMMON STOCK AND RELATED MATTERS

         The Company's common stock is listed on the Nasdaq National Market under the symbol "LFED." As of July 31, 1998, the Company had 5 registered market makers, 528 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 5,151,392 shares outstanding. As of such date, Leeds Federal Bankshares, M.H.C. (the "Mutual Holding Company"), the Company's mutual holding company, held 3,300,000 shares of common stock and stockholders other than the Mutual Holding Company held 1,851,392 shares.

         The following table sets forth market price and dividend information for the common stock or, prior to the completion of the Bank's reorganization into the two-tier mutual holding company structure, which was completed on January 21, 1998, the Bank's common stock. Information is presented for each quarter of the previous two calendar years. All information has been revised to reflect the Company's November 1997 three-for-two stock split.

    Fiscal Year Ended                                        Cash Dividends
      June 30, 1997             High           Low               Declared
      -------------             ----           ---               --------
 First quarter             $    9.34      $    8.67          $    .11
 Second quarter                11.17          10.01               .11
 Third quarter                 12.67          10.34               .13
 Fourth quarter                13.34          11.84               .13


    Fiscal Year Ended                                        Cash Dividends
      June 30, 1998             High           Low               Declared
      -------------             ----           ---               --------
 First quarter             $   21.51      $   12.76          $    .13
 Second quarter                23.50          20.18               .14
 Third quarter                 23.00          21.00               .14
 Fourth quarter                22.50          18.75               .14


         Payment of dividends on the Company's common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Company's results of operations and financial condition, tax considerations and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

         OTS regulations impose limitations upon all "capital distributions" by savings institutions, including cash dividends, payments by a savings institution to repurchase or otherwise acquire its stock, payments to stockholders of another savings institution in a cash-out merger, and other distributions charged against capital. The regulations establish a three-tiered system of regulation, with the greatest flexibility being afforded to well-capitalized or Tier 1 savings associations. As of the date hereof, the Bank was a Tier 1 institution. Accordingly, under the OTS capital distribution regulations, the Bank would be permitted to pay dividends during any calendar year up to 100 percent of its net income during that calendar year, plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year.

         In addition to the foregoing, earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions. The Bank intends to make full use of this favorable tax treatment and does not contemplate any distribution by the Bank in a manner that would limit the Bank's bad debt deduction or create federal tax liability.

         The Mutual Holding Company has waived the right to receive all dividends paid by the Company. OTS regulations require the Mutual Holding Company to notify the OTS of any proposed waiver of the right to receive dividends. It is the OTS' recent practice to review dividend waiver notices on a case-by case-basis, and, in general, not object to any such waiver if: (i) the mutual holding company's board of directors determines that such a waiver is consistent with such directors' fiduciary duties to the mutual holding company's members; (ii) for as long as the savings association subsidiary is controlled by the mutual holding company, the dollar amount of dividends waived by the mutual holding company are considered as a restriction on the retained earnings of the savings association as a note to the financial statements; (iii) the amount of any dividend waived by the mutual holding company is available for declaration as a dividend solely to the mutual holding company, and, in accordance with SFAS 5, where the savings association determines that the payment of such dividend to the mutual holding company is probable, an appropriate dollar amount is recorded as a liability; (iv) the amount of any waived dividend is considered as having been paid by the savings association (and the savings association's capital ratios adjusted accordingly) in evaluating any proposed dividend under OTS capital distribution regulations; and (v) in the event the mutual holding company converts to stock form, the appraisal submitted to the OTS in connection with the conversion application takes into account the aggregate amount of the dividends waived by the mutual holding company.

Independent Auditors' Report



The Board of Directors
Leeds Federal Bankshares, Inc.
Baltimore, Maryland:


We have audited the accompanying consolidated statements of financial condition of Leeds Federal Bankshares, Inc. and subsidiary (the Company) as of June 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Leeds Federal Bankshares, Inc. and subsidiary as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998 in conformity with generally accepted accounting principles.


/s/KPMG Peat Marwick LLP


Baltimore, Maryland
August 7, 1998

LEEDS FEDERAL BANKSHARES, INC.
Consolidated Statements of Financial Condition
June 30, 1998 and 1997
--------------------------------------------------------------------------------
                                                       1998             1997
--------------------------------------------------------------------------------
Assets
Cash, including interest-bearing deposits of
 $11,906,061 in 1998 and $11,172,475 in 1997 ...   $  13,675,554    13,330,928
Short-term investments .........................       4,776,681     2,722,336
Secured short-term loans to commercial banks ...      18,405,234     9,735,532
Securities purchased under agreements to resell
 (fair value of $5,541,565 in 1997) (note 2) ...              --     5,517,903
Securities available for sale, amortized cost
 of $4,860,269 and $5,862,754,
 respectively (note 3) .........................       8,034,695     8,162,419
Investment securities held to maturity (fair
 value of $40,581,752 in 1998 and $43,360,574 in
 1997) (note 4) ................................      40,669,525    43,614,562
Mortgage-backed securities held to maturity
 (fair value of $16,923,543 in 1998
 and $22,777,192 in 1997) (note 5) .............      16,514,383    22,294,337
Loans receivable, net (note 6) .................     190,965,595   174,877,796
Investment in Federal Home Loan Bank of
 Atlanta stock, at cost (note 10) ..............       2,377,200     2,377,200
Property and equipment, net (note 7) ...........         851,265       863,823
Cash surrender value of life insurance (note 11)       6,132,929     3,153,193
Prepaid expenses and other assets ..............         333,630       309,808
Ground rents owned, at cost ....................              --        39,500
--------------------------------------------------------------------------------
                                                   $ 302,736,691   286,999,337
================================================================================

Liabilities and Stockholders' Equity
Liabilities:
    Savings accounts (note 8) ..................   $ 245,269,602   232,590,009
    Borrowed funds - Employee Stock
     Ownership Plan (note 12) ..................         552,000       648,000
    Advance payments by borrowers for
     taxes, insurance and ground rents .........       5,006,020     4,804,060
    Federal and state income taxes (note 9):
         Currently payable .....................         133,676       335,841
         Deferred ..............................       1,296,001     1,062,219
    Accrued expenses and other liabilities
     (notes 11 and 13) .........................       1,171,882       817,871
--------------------------------------------------------------------------------
Total liabilities ..............................     253,429,181   240,258,000

Stockholders' equity (notes 10, 12,
 16 and 18):
    Common stock, $1 par value; 20,000,000
     shares authorized; issued and
     outstanding 5,195,597 shares in 1998
     and 5,182,097 in 1997 .....................       5,195,597     5,182,097
    Additional paid-in-capital .................       9,258,917     8,948,119
    Employee stock ownership plan ..............        (487,891)     (591,300)
    Management recognition plan ................         (11,907)      (60,141)
    Treasury stock, at cost; 39,205 shares
     at June 30, 1998 ..........................        (772,430)           --
    Retained income, substantially restricted ..      34,162,743    31,854,434
    Accumulated other comprehensive income .....       1,962,481     1,408,128
--------------------------------------------------------------------------------
Total stockholders' equity .....................      49,307,510    46,741,337
--------------------------------------------------------------------------------
Commitments (notes 6, 11 and 12)
--------------------------------------------------------------------------------
                                                   $ 302,736,691   286,999,337
================================================================================


See accompanying notes to consolidated financial statements.

LEEDS FEDERAL BANKSHARES, INC.
Consolidated Statements of Income
Years ended June 30, 1998, 1997 and 1996

------------------------------------------------------------------------------------------------------
                                                                   1998         1997            1996
------------------------------------------------------------------------------------------------------
Interest income:
      First mortgage and other loans .......................   $13,734,747    12,440,362    11,094,708
      Mortgage-backed securities ...........................     1,423,221     1,862,074     2,316,785
      Investment securities and short-term investments .....     5,150,921     5,303,280     5,156,029
------------------------------------------------------------------------------------------------------
Total interest income ......................................    20,308,889    19,605,716    18,567,522
------------------------------------------------------------------------------------------------------
Interest expense:
      Savings accounts (note 8) ............................    12,114,148    11,548,634    11,156,258
      Other ................................................        56,971        64,473        75,929
------------------------------------------------------------------------------------------------------
Total interest expense .....................................    12,171,119    11,613,107    11,232,187
------------------------------------------------------------------------------------------------------
Net interest income ........................................     8,137,770     7,992,609     7,335,335
Provision for loan losses (note 6) .........................       191,705       151,240        33,581
------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses ........     7,946,065     7,841,369     7,301,754
------------------------------------------------------------------------------------------------------
Noninterest income:
      Service fees and charges .............................       137,190       130,202       115,797
      Other ................................................       212,889       140,288       168,142
------------------------------------------------------------------------------------------------------
                                                                   350,079       270,490       283,939
------------------------------------------------------------------------------------------------------
Noninterest expense:
      Compensation and employee benefits ...................     1,769,715     1,528,280     1,516,477
      Occupancy expense ....................................       195,151       197,067       191,947
      SAIF deposit insurance premiums ......................       222,147     1,755,113       557,535
      Advertising ..........................................       208,165       171,385       216,051
      Other ................................................       699,885       636,941       580,277
------------------------------------------------------------------------------------------------------
                                                                 3,095,063     4,288,786     3,062,287
------------------------------------------------------------------------------------------------------
Income before provision for income taxes ...................     5,201,081     3,823,073     4,523,406
Provision for income taxes (note 9) ........................     1,895,072     1,457,942     1,736,762
------------------------------------------------------------------------------------------------------
Net income .................................................     3,306,009     2,365,131     2,786,644
Changes in accumulated other comprehensive income:
      Unrealized gains on securities available-for-sale, net       554,353       671,458        29,024
      Amortization of net unrealized holding loss ..........            --        15,996         1,439
------------------------------------------------------------------------------------------------------
Total comprehensive income .................................   $ 3,860,362     3,052,585     2,817,107
======================================================================================================
Net income per share of common stock (note 17):
      Basic ................................................   $      0.65          0.46          0.55
------------------------------------------------------------------------------------------------------
      Diluted ..............................................   $      0.64          0.46          0.55
======================================================================================================


See accompanying notes to consolidated financial statements.

LEEDS FEDERAL BANKSHARES, INC.
Consolidated Statements of Stockholders' Equity
Years ended June 30, 1998, 1997 and 1996

------------------------------------------------------------------------------------------------------------------------------------
                                                     Employee                                  Retained       Accumu-      Total
                                      Additional      stock       Management      Treasury     income,      lated other    stock-
                           Common      paid-in      ownership    recognition       stock,   substantially   comprehen-    holders'
                           stock       capital        plan           plan         at cost    restricted     sive income    equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at June 30,
 1995 as previously
 reported ...........   $ 3,448,000    10,484,713    (814,340)     (350,521)          --     28,279,665       690,211    41,737,728
Three-for-two common
 stock split ........     1,723,993    (1,723,993)         --            --           --             --            --            --
------------------------------------------------------------------------------------------------------------------------------------

Balances at June 30,
 1995 as adjusted ...     5,171,993     8,760,720    (814,340)     (350,521)          --     28,279,665       690,211    41,737,728
Compensation expense-
 ESOP ...............            --        50,294     113,960            --           --             --            --       164,254
Compensation expense-
 MRP ................            --            --          --       198,093           --             --            --       198,093
Amortization of net
 unrealized holding
 loss ...............            --            --          --            --           --         (1,439)        1,439            --
Other comprehensive
 income .............            --            --          --            --           --             --        29,024        29,024
Dividends ($.64 per
 share) .............            --            --          --            --           --       (723,563)           --      (723,563)
Net income ..........            --            --          --            --           --      2,786,644            --     2,786,644
------------------------------------------------------------------------------------------------------------------------------------

Balance at June 30,
 1996 ...............     5,171,993     8,811,014    (700,380)     (152,428)          --     30,341,307       720,674    44,192,180
Compensation expense-
 ESOP ...............            --        63,663     109,080            --           --             --            --       172,743
Compensation expense-
 MRP ................            --            --          --        92,287           --             --            --        92,287
Amortization of net
 unrealized holding
 loss ...............            --            --          --            --           --        (15,996)       15,996            --
Other comprehensive
 income .............            --            --          --            --           --             --       671,458       671,458
Exercise of stock
 options ............        10,104        73,442          --            --           --             --            --        83,546
Dividends ($.72 per
 share) .............            --            --          --            --           --       (836,008)           --      (836,008)
Net income ..........            --            --          --            --           --      2,365,131            --     2,365,131
------------------------------------------------------------------------------------------------------------------------------------

Balance at June 30,
 1997 ...............     5,182,097     8,948,119    (591,300)      (60,141)          --     31,854,434     1,408,128    46,741,337
Compensation expense-
 ESOP ...............            --       217,378     103,409            --           --             --            --       320,787
Compensation expense-
 MRP ................            --            --          --        48,234           --             --            --        48,234
Other comprehensive
 income .............            --            --          --            --           --             --       554,353       554,353
Exercise of stock
 options ............        13,500        93,420          --            --           --             --            --       106,920
Dividends ($.55 per
 share) .............            --            --          --            --           --       (997,700)           --      (997,700)
Net income ..........            --            --          --            --           --      3,306,009            --     3,306,009
Purchase of treasury
 stock ..............            --            --          --            --     (772,430)            --            --      (772,430)
------------------------------------------------------------------------------------------------------------------------------------

Balance at June 30,
 1998 ...............   $ 5,195,597     9,258,917    (487,891)      (11,907)    (772,430)    34,162,743     1,962,481    49,307,510
====================================================================================================================================



See accompanying notes to consolidated financial statements.

LEEDS FEDERAL BANKSHARES, INC.
Consolidated Statements of Cash Flows
Years ended June 30, 1998, 1997 and 1996

--------------------------------------------------------------------------------------------------
                                                           1998            1997             1996
--------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income ....................................   $  3,306,009       2,365,131       2,786,644
    Adjustments to reconcile net income to net
      cash provided by operating activities:
        Amortization of loan fees .................        (98,772)        (80,728)       (157,068)
        Provision for loan losses .................        191,705         151,240          33,581
        Accretion of premiums (discounts) on
           investment securities and mortgage-
           backed securities ......................        (18,835)        (54,991)        (53,764)
        Loss (gain) on sale of assets, net ........         (1,806)             --          17,025
        Depreciation ..............................        125,639         121,209         105,666
        Non-cash compensation under stock-based
           benefit plans ..........................        369,021         265,030         362,347
        Deferred income tax benefit ...............        (86,626)       (134,722)       (166,981)
        Decrease (increase) in accrued interest
           receivable on securities and loans
           receivable .............................        (35,219)          6,225        (284,232)
        Increase (decrease) in income taxes
           currently payable ......................       (202,165)        207,601          15,185
        Increase in accrued expenses and other
           liabilities ............................        354,011          69,472         211,897
        Increase in unearned loan fees, net .......        110,922         282,353         247,297
        Decrease (increase) in prepaid expenses and
           other assets ...........................        (23,822)         84,617         (44,120)
        Amortization of net unrealized holding loss             --         (15,996)         (1,439)
---------------------------------------------------------------------------------------------------
Net cash provided by operating activities .........      3,990,062       3,266,441       3,072,038
---------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Purchases of securities available for sale ....     (1,175,000)       (300,000)    (11,000,000)
    Maturities of securities available for sale ...      2,200,000              --              --
    Purchase of investment securities held
      to maturity .................................    (35,903,264)     (6,399,906)    (32,155,000)
    Maturity of investment securities held
      to maturity .................................     38,888,255      14,728,283      36,895,410
    Loan disbursements, net of repayments .........    (16,289,600)    (22,372,160)    (11,723,086)


                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.
Consolidated Statements of Cash Flows, continued
--------------------------------------------------------------------------------
                                       1998             1997             1996
--------------------------------------------------------------------------------

Cash flows from investing
 activities, continued:
  Mortgage-backed securities
   held to maturity principal
   repayments .................... $  5,769,485       6,790,616       5,877,674
  Purchases of property and
   equipment .....................     (117,276)        (34,267)       (385,488)
  Sale of property and equipment .        6,001              --              --
  Investment in life insurance
   policies ......................   (2,979,736)       (134,662)       (156,214)
  Sale of ground rents owned .....       39,500           1,600              --
--------------------------------------------------------------------------------
Net cash used in investing
 activities ......................   (9,561,635)     (7,720,496)    (12,646,704)
--------------------------------------------------------------------------------
Cash flows from financing
 activities:
  Payment of dividends ...........     (997,700)       (836,008)       (723,563)
  Repayment of borrowed funds ....      (96,000)        (96,000)        (96,000)
  Net increase in savings accounts   12,679,593      10,443,991      10,731,778
  Increase (decrease) in advance
   payments by borrowers for
   taxes, insurance and ground
   rents .........................      201,960         243,568         (47,211)
  Purchase of treasury stock .....     (772,430)
  Exercise of stock options ......      106,920          83,546              --
--------------------------------------------------------------------------------
Net cash provided by financing
 activities ......................   11,122,343       9,839,097       9,865,004

Net increase in cash and cash
 equivalents .....................    5,550,770       5,385,042         290,338

Cash and cash equivalents at
 beginning of year ...............   31,306,699      25,921,657      25,631,319
--------------------------------------------------------------------------------
Cash and cash equivalents at
 end of year ..................... $ 36,857,469      31,306,699      25,921,657
================================================================================
Noncash investing activities:
  Retirement of property
   and equipment ................. $     13,941           1,363         109,693
================================================================================


See accompanying notes to consolidated financial statements.

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

June 30, 1998, 1997 and 1996


--------------------------------------------------------------------------------

   (1) Description of Business, Summary of Significant Accounting Policies and Other Matters

         Description of Business and Reorganization

         Leeds Federal Savings Bank (the Bank) is a federally-chartered savings bank that conducts its operations from a single facility located in Arbutus, Baltimore County, Maryland. The Bank was originally chartered in 1923 as a state mutual savings and loan association and in 1935 became a federally-chartered mutual savings association operating under the name Leeds Federal Savings and Loan Association (Association). Effective April 29, 1994, the Association's ownership structure was reorganized and it became a wholly owned capital stock savings association subsidiary of Leeds Federal Bankshares, M.H.C. (MHC), a federal mutual holding company. Under the terms of the reorganization, the membership rights of the Association's members became membership rights in the mutual holding company. The reorganization was accounted for in a manner similar to that of a pooling of interests. Effective in January 1994, the Office of Thrift Supervision (OTS) approved the Association's application to change its charter to that of a federal savings bank and to change its name to Leeds Federal Savings Bank.

         Effective January 21, 1998, the Bank completed its reorganization (Reorganization) into a two-tier mutual holding company structure with the establishment of a federally chartered corporation as the stock holding company parent of the Bank. As a result of the Reorganization, MHC, the Bank's existing mutual holding company, owns a majority of the common stock of the new stock holding company, Leeds Federal Bankshares, Inc., which owns 100% of the common stock of the Bank. The Reorganization was implemented pursuant to the Plan of Reorganization which was adopted by the stockholders at its 1997 annual stockholders meeting. Pursuant to the Reorganization, each share of Bank common stock held by existing stockholders of the Bank was exchanged for a share of common stock of the stock holding company. The reorganization of the Bank was structured as a tax-free reorganization and was accounted for similar to that of a pooling of interests.

         The primary business of Leeds Federal Savings Bank is attracting deposits from individuals and corporate customers and originating mortgage loans secured by residential real estate properties. The Bank is subject to competition from other financial institutions in attracting and retaining deposits and in making loans. The Bank is also subject to the regulations of certain agencies of the federal government and undergoes periodic examinations by those agencies.

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements



--------------------------------------------------------------------------------

(1)      Continued

         Basis of Presentation

         The consolidated financial statements include the accounts of Leeds Federal Bankshares, Inc. (the Company) and its wholly owned subsidiary, Leeds Federal Savings Bank. Leeds Investment Corporation (the Subsidiary), is a wholly owned subsidiary of Leeds Federal Savings Bank (collectively, the Bank). The Subsidiary was incorporated in Delaware in April 1997, for the purpose of holding investment securities, interest-earning deposits and other investments. All significant intercompany accounts and transactions have been eliminated in consolidation.

         In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and income and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. In connection with this determination, management obtains independent appraisals for significant properties and prepares fair value analyses as appropriate.

         Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in the state of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

         Short-Term Investments

         Short-term investments, which consist of money market accounts, are stated at the lower of cost or market.

         Secured Short-Term Loans to Commercial Banks

         Secured short-term loans to commercial banks consist of Federal funds sold which are carried at cost and approximate fair value. Generally, Federal funds are purchased and sold for one-day periods.

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements



--------------------------------------------------------------------------------

(1)      Continued

         Property and Equipment

         Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line method over the estimated useful lives of the assets. Additions and betterments are capitalized, and charges for repairs and maintenance are expensed when incurred. The related cost and accumulated depreciation are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income.

         Loan Fees

         Loan origination and commitment fees are deferred initially and amortized into income over the contractual life of the loan using the interest method. Under certain circumstances, commitment fees are recognized over the commitment period or upon the expiration of the commitment. In addition, certain incremental direct loan origination costs are deferred and recognized over the contractual life of the loan using the interest method as a reduction of the yield. Deferred fees and costs are combined where applicable and the net amount is amortized.

         Real Estate Owned

         Real estate owned consists of real estate acquired through foreclosure and in-substance foreclosure and is initially recorded at the lower of cost or fair value and subsequently at the lower of cost or fair value, less estimated selling expenses. Costs relating to holding such real estate are charged against income in the current period, while costs relating to improving such real estate are capitalized until a salable condition is reached.

         Income Taxes

         Under the asset and liability method, deferred income taxes are recognized, with certain exceptions, for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence, including tax planning strategies and other factors.

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements



--------------------------------------------------------------------------------

   (1)   Continued

         SFAS No. 109 allows for a continuing exception of providing a deferred tax liability for bad debt reserves for tax purposes of qualified thrift lenders, such as the Bank, that arose in fiscal years beginning before December 31, 1987. Such bad debt reserve for the Bank amounted to approximately $7,100,000 with an income tax effect of approximately $2,700,000 at June 30, 1998. This bad debt reserve would become taxable if certain conditions are met by the Bank.

         The effects of changes in tax laws or rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date.

         Provision for Losses on Loans

         The provision for losses on loans is determined based on management's review of the loan portfolio and analyses of borrowers' ability to pay, past collection experience, risk characteristics of individual loans or groups of similar loans and underlying collateral, current and prospective economic conditions and the status of nonperforming loans. Loans or portions thereof are charged off when considered, in the opinion of management, uncollectible.

         Certain impaired loans are measured on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. An allocated valuation allowance for impaired loans, if any, is included in the Bank's allowance for credit losses. An impaired loan is charged-off when the loan, or a portion thereof, is considered uncollectible or transferred to real estate owned.

         Impaired loans are generally placed in nonaccrual status on the earlier of the date that management determines that the collection of principal and/or interest is in doubt or the date that principal or interest is 90 days or more past due.

         Interest on potential problem loans is not accrued when, in the opinion of management, full collection of principal or interest is in doubt, or payment of principal or interest has become 90 days past due. Any interest ultimately collected on such loans is recorded in income in the period of recovery.

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements



--------------------------------------------------------------------------------

   (1)   Continued

         The Bank recognizes interest income for impaired loans consistent with its method for nonaccrual loans. Specifically, interest payments received are recognized as interest income or, if the ultimate collectibility of principal is in doubt, are applied to principal.

         Investment Securities and Mortgage-Backed Securities

         Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Debt and equity securities not classified as held to maturity and equity securities with readily determinable fair values are classified as trading securities if bought and held principally for the purpose of selling them in the near term. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Investments not classified as held to maturity or trading are considered available for sale and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax effects. Fair value is determined based on bid prices published in financial newspapers or bid quotations received from securities dealers. For purposes of computing realized gains or losses on the sales of investments, cost is determined by using the specific identification method. Gains and losses on sales of securities are recognized at the time of sale. Premiums and discounts on investment and mortgage-backed securities are amortized over the term of the security using methods that approximate the interest method.

         Stock-Based Compensation

         The Bank adopted the provisions of Statement of Financial Accounting Standards No. 123 Accounting for Awards of Stock-Based Compensation to Employees (SFAS No. 123) as of July 1, 1996 using the intrinsic value-based method. SFAS No. 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument, and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees (Opinion 25). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Most fixed stock option plans -- the most common type of stock compensation plan -- have no intrinsic value at grant date, and under Opinion 25 no compensation cost is recognized for them. Compensation cost is recognized for other types of stock based compensation plans under Opinion 25, including

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements



--------------------------------------------------------------------------------

   (1)   Continued

         plans with variable, usually performance-based, features. SFAS No. 123 requires that an employer's financial statements include certain disclosures about stock-based employee compensation arrangements regardless of the method used to account for them. The adoption of SFAS No. 123 did not have a material impact on the Bank's financial statements. The Bank made no grants of stock options during fiscal years 1998, 1997 or 1996 and therefore there are no required disclosures about stock-based employee compensation.

         Comprehensive Income

         Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No.
         130). SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are rquired to be recognized under accounting standards as components of comprehensive income are to be reported in an annual financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period of transactions and other events and circumstances from nonowner sources. Comprehensive income will thus represent the sum of net income and other accumulated comprehensive income. The accumulated balance of other accumulated comprehensive income is required to be displyed separately from retained earnings and additional paid-in capital in the statement of financial position. The adoption of SFAS No. 130 resulted primarily in the Company reporting unrealized gains and losses on available-for-sale securities in other comprehensive income.

         Statement of Cash Flows

         Cash equivalents include interest bearing deposits, money market accounts, secured short-term loans to commercial banks, and securities purchased under agreements to resell. For purposes of the consolidated statement of cash flows, the Bank considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

         The Company made income tax payments of approximately $2,184,000, $1,375,000 and $1,815,000 in 1998, 1997 and 1996, respectively. The
         Company paid approximately $12,159,000,  $11,613,000 and $11,232,000 in interest on deposits and other borrowings in 1998, 1997 and 1996, respectively.

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements



--------------------------------------------------------------------------------

   (2)   Securities Purchased Under Agreements to Resell

         The Bank purchases securities under agreements to resell (repurchase agreements). The amounts advanced under the agreements represent short-term loans and are reflected as short-term investments in the consolidated statements of financial condition.

         Securities purchased under agreements to resell at June 30 are summarized as follows:

                                                             1998         1997
         -----------------------------------------------------------------------
         Mortgage-backed securities, fair value of
           $0 and $5,541,565 at June 30, 1998
           and 1997, respectively........................  $     --    5,517,903
         =======================================================================

         The securities underlying the agreements are book entry securities which were delivered by appropriate entry in the Bank's account maintained at Signet Bank, Richmond, Virginia under a written custodial agreement that explicitly recognizes the Bank's interest in the securities. Agreements outstanding at June 30, 1997 have original maturities of three months or less. The agreements relating to mortgage-backed securities are agreements to resell the same securities. Securities purchased under agreements to resell averaged
         $3,412,000,  $3,654,000  and  $2,285,000  during  1998,  1997 and 1996, respectively. The maximum amounts outstanding at any month-end were $7,036,728, $5,517,903 and $2,467,214 during 1998, 1997 and 1996, respectively.


   (3)   Securities Available for Sale

         The amortized cost and fair value of securities available for sale are summarized as follows at June 30:

                                                            1998
                                       -----------------------------------------
                                                      Gross      Gross
                                       Amoritized  unrealized  unrealized  Fair
                                           cost      gains       losses    value
         -----------------------------------------------------------------------
         U.S. government and agency
           obligations due:
              Beyond 5 years but
              within 10 years.......... $2,800,000     16,917     --   2,816,917
              Beyond 10 years..........  1,875,000      8,748     --   1,883,748
         Federal Home Loan Mortgage
           Corporation preferred stock.     56,760  3,148,761     --   3,205,521
         -----------------------------------------------------------------------
                                         4,731,760  3,174,426     --   7,906,186
         Accrued interest receivable...    128,509       --       --     128,509
         -----------------------------------------------------------------------
                                        $4,860,269  3,174,426     --   8,034,695
         =======================================================================

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements



--------------------------------------------------------------------------------

   (3)   Continued

                                                            1997
                                       -----------------------------------------
                                                      Gross      Gross
                                       Amoritized  unrealized  unrealized  Fair
                                           cost      gains       losses    value
         -----------------------------------------------------------------------
         U.S. government and agency
           obligations due:
              Beyond 5 years but
              within 10 years.......... $4,700,000       --   (22,671) 4,677,329
              Beyond 10 years..........  1,000,000       --    (4,824)   995,176
         Federal Home Loan Mortgage
           Corporation preferred stock.     56,760  2,327,160     --   2,383,920
         -----------------------------------------------------------------------
                                         5,756,760  2,327,160 (27,495) 8,056,425
         Accrued interest receivable...    105,994       --       --     105,994
         -----------------------------------------------------------------------
                                        $5,862,754  2,327,160 (27,495) 8,162,419
         =======================================================================


   (4)   Investment Securities Held to Maturity

         The amortized cost and fair value of investment securities are summarized as follows at June 30:

                                                          1998
                                     -------------------------------------------
                                                    Gross      Gross
                                     Amoritized  unrealized  unrealized  Fair
                                         cost      gains       losses    value
         -----------------------------------------------------------------------
         U.S. government and
           agency obligations.....  $39,984,056   122,160   (209,933) 39,896,283
         Accrued interest
           receivable.............      685,469      --         --       685,469
         -----------------------------------------------------------------------
                                    $40,669,525   122,160   (209,933) 40,581,752
         =======================================================================

                                                          1997
                                     -------------------------------------------
                                                    Gross      Gross
                                     Amoritized  unrealized  unrealized  Fair
                                         cost      gains       losses    value
         -----------------------------------------------------------------------
         U.S. government and
           agency obligations.....  $42,971,175   122,014   (376,002) 41,717,187
         Accrued interest
           receivable.............      643,387      --         --       643,387
         -----------------------------------------------------------------------
                                    $43,614,562   122,014   (376,002) 43,360,574
         =======================================================================

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements



--------------------------------------------------------------------------------

   (4)   Continued

         Investment securities mature as follows at June 30:

                                          1998                     1997
                                -----------------------  -----------------------
                                 Amoritized     Fair       Amoritized     Fair
                                    cost       value          cost       value
         -----------------------------------------------------------------------
         Due with 12 months.... $ 2,491,898   2,488,368      491,437     491,437
         Due beyond 12 months
           but within 5 years..   3,800,000   3,850,700   14,500,000  14,527,148
         Due beyond 5 years
           but within 10 years.   5,065,000   5,044,285   18,151,359  17,992,813
         Due beyond 10 years...  28,627,158  28,511,930    9,828,379   9,705,789
         -----------------------------------------------------------------------
                                $39,984,056  39,896,283   42,971,175  42,717,187
         =======================================================================


   (5)   Mortgage-Backed Securities Held to Maturity

         The amortized cost and fair value of mortgage-backed securities are summarized as follows at June 30:


                                                            1998
                                       -----------------------------------------
                                                      Gross      Gross
                                       Amoritized  unrealized  unrealized  Fair
                                           cost      gains       losses    value
         -----------------------------------------------------------------------
         Government National Mortgage
           Association................ $ 9,572,963   321,723      --   9,894,686
         Federal National Mortgage
           Association................   2,597,401    43,028      --   2,640,429
         Federal Home Loan
           Mortgage Corporation.......   2,481,929    35,557      --   2,517,486
         Collateralized Mortgage
           Obligation--FNMA  REMIC....   1,759,520     8,852      --   1,768,372
         -----------------------------------------------------------------------
                                        16,411,813   409,160      --  16,820,973
         Accrued interest receivable..     102,570       --       --     102,570
         -----------------------------------------------------------------------
                                       $16,514,383   409,160      --  16,923,543
         =======================================================================


                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements



--------------------------------------------------------------------------------

   (5)   Continued

                                                           1997
                                       -----------------------------------------
                                                      Gross      Gross
                                       Amoritized  unrealized  unrealized  Fair
                                           cost      gains       losses    value
         -----------------------------------------------------------------------
         Government National Mortgage
           Association................ $12,636,297   434,087      --  13,070,384
         Federal National Mortgage
           Association................   3,738,027    23,042    (510)  3,760,559
         Federal Home Loan
           Mortgage Corporation.......   3,910,141    36,846      --   3,946,987
         Collateralized Mortgage
           Obligation--FNMA  REMIC....   1,875,870       --  (10,610)  1,865,260
         -----------------------------------------------------------------------
                                        22,160,335   493,975 (11,120) 22,643,190
         Accrued interest receivable..     134,002       --       --     134,002
         -----------------------------------------------------------------------
                                       $22,294,337   493,975 (11,120) 22,777,192
         =======================================================================

         A summary of contractual maturities of mortgage-backed securities at June 30:

                                          1998                     1997
                                -----------------------  -----------------------
                                 Amoritized     Fair       Amoritized     Fair
                                    cost       value          cost       value
         -----------------------------------------------------------------------
         Due with 12 months.... $ 1,124,638   1,127,061      832,307     839,180
         Due beyond 12 months
           but within 5 years..   1,007,709   1,028,060    3,156,477   3,199,376
         Due beyond 5 years
           but within 10 years.   3,417,449   3,487,855    4,314,490   4,347,676
         Due beyond 10 years...  10,862,017  11,177,997   13,857,061  14,256,958
         -----------------------------------------------------------------------
                                $16,411,813  16,820,973   22,160,335  22,643,190
         =======================================================================


                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements



--------------------------------------------------------------------------------

   (6)   Loans Receivable

         Loans  receivable and accrued  interest thereon were as follows at June
         30:

                                                           1998         1997
         -----------------------------------------------------------------------
         First mortgage loans:
           One-to-four family residential...........  $167,421,983   152,462,834
           Commercial...............................     3,738,433     3,763,211
           Construction.............................     4,730,199     2,770,243
         -----------------------------------------------------------------------
                                                       175,890,615   158,996,288

         Home equity loans..........................    12,768,944    13,024,084
         Loans secured by savings accounts..........       438,831       358,065
         Consumer loans.............................     4,632,750     4,711,033
         Accrued interest receivable................       784,348       782,294
         -----------------------------------------------------------------------
                                                       194,515,488   177,871,764

         Less:
           Allowance for loan losses................       722,860       536,280
           Unearned loan fees.......................       802,171       790,021
           Undisbursed portion of loans in process..     2,024,862     1,667,667
         -----------------------------------------------------------------------
         Loans receivable, net......................  $190,965,595   174,877,796
         =======================================================================

         Substantially all of the Bank's loans receivable are mortgage loans secured by residential real estate properties located in the state of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness, the loan to value ratio and other relevant factors. The Bank generally does not lend more than 80% of the appraised value of a property and requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 80%. In addition, the Bank generally obtains personal guarantees of repayment from borrowers and/or others for construction, commercial and multifamily residential loans and disburses the proceeds of construction and similar loans only as work progresses on the related property.

         Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Bank's lending area.

         Nonaccrual loans totaled approximately $2,519,000 and $88,000 at June 30, 1998 and 1997, respectively. For the years ended June 30, 1998, 1997 and 1996, the amount of interest income that would have been recorded on loans in nonaccrual status at year end had such loans performed in accordance with their terms was approximately $281,000, $7,000 and $9,000, respectively. The actual interest income recorded on these loans for the years ended June 30, 1998, 1997 and 1996 was approximately $211,000, $4,000 and $7,000, respectively. No loans were impaired, as defined, during 1998, 1997 and 1996.

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements



--------------------------------------------------------------------------------

   (6)   Continued

         Activity in the allowance for loan losses is summarized as follows:

                                                   1998        1997        1996
         -----------------------------------------------------------------------
         Beginning balance.....................   $536,280    374,797    341,216
         Provision for loan losses.............    191,705    151,240     33,581
         Charge-offs...........................     (5,125)   (19,757)       --
         Transfer from provision for losses
           on deposit..........................        --      30,000        --
         -----------------------------------------------------------------------
         Ending balance........................   $722,860    536,280    374,797
         =======================================================================


   (7)   Property and Equipment

         Property and equipment are summarized as follows at June 30:

                                                                         Useful
                                                                         life in
                                                   1998        1997       years
         -----------------------------------------------------------------------
         Land................................. $   68,449     68,449         --
         Building and improvements............    864,388    817,112    50 years
         Furniture, fixtures and equipment....    948,766    896,902  3-10 years
         -----------------------------------------------------------  ==========
         Total, at cost........................  1,881,603  1,782,463

         Less accumulated depreciation.........  1,030,338    918,640
         ------------------------------------------------------------
         Ending balance........................ $  851,265    863,823
         ============================================================


                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(8)  Savings Accounts

     Savings accounts are summarized as follows at June 30:

                                Weighted
                              average rate        1998               1997
                              ------------ ------------------ ------------------
Type of Account               1998   1997     Amount      %      Amount      %
--------------------------------------------------------------------------------
Certificates ...............  5.66%  5.70% $151,731,316   62% $127,102,568   55%
--------------------------------------------------------------------------------
Anniversary bonus account ..  3.33%  3.37%    5,106,781    2     6,491,093    3
Money Market Deposit .......  4.78%  4.77%   63,792,586   26    75,023,364   32
Passbook ...................  3.35%  3.35%   18,352,118    7    18,857,971    8
NOW and demand deposits ....  1.86%  1.80%    6,286,801    3     5,115,013    2
--------------------------------------------------------------------------------
                                             93,538,286   38   105,487,441   45
--------------------------------------------------------------------------------
                                           $245,269,602  100% $232,590,009  100%
================================================================================
Certificate accounts mature as follows:
  Within 12 months ......................  $ 91,165,891   60% $ 76,622,105   60%
  12 to 24 months .......................    44,366,567   29    29,458,472   23
  24 to 36 months .......................    10,046,627    7    14,365,437   12
  36 to 48 months .......................     3,118,966    2     4,185,933    3
  48 to 60 months .......................     3,033,265    2     2,470,621    2
--------------------------------------------------------------------------------
                                           $151,731,316  100% $127,102,568  100%
================================================================================

     At June 30, 1998 and 1997, the Bank had customer deposits in savings accounts of $100,000 or more of approximately $48,655,000 and $39,141,000, respectively.

     Interest expense on savings deposits consists of the following for the years ended June 30:

                                           1998           1997           1996
     ---------------------------------------------------------------------------
     Time deposits ..................  $ 7,905,150      7,212,849      7,059,387
     Checking and money market ......    3,607,568      3,734,784      3,493,648
     Passbook and other .............      601,430        601,001        603,223
     ---------------------------------------------------------------------------
                                       $12,114,148     11,548,634     11,156,258
     ===========================================================================

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(9)  Income Taxes

     The provision for income taxes is comprised of the following for the years ended June 30:

                                            1998           1997          1996
     ---------------------------------------------------------------------------
     Current:
       Federal ........................  $1,767,197     1,326,458     1,558,683
       State ..........................     214,501       266,206       345,060
     ---------------------------------------------------------------------------
                                          1,981,698     1,592,664     1,903,743
     ---------------------------------------------------------------------------
     Deferred:
       Federal ........................     (70,925)     (110,303)     (136,715)
       State ..........................     (15,701)      (24,419)      (30,266)
     ---------------------------------------------------------------------------
                                            (86,626)     (134,722)     (166,981)
     ---------------------------------------------------------------------------
                                         $1,895,072     1,457,942     1,736,762
     ===========================================================================

     The net deferred tax liability at June 30, 1998 and 1997 consists of total deferred tax assets of $793,358 and $728,389, respectively and deferred tax liabilities of $2,089,359 and $1,790,608, respectively. The tax effects of temporary differences between the financial reporting and income tax basis of assets and liabilities relate to the following:

                                                                June 30
                                                       -------------------------
                                                           1998         1997
     ---------------------------------------------------------------------------
     Interest and fees on loans ...................... $        --      122,406
     Tax bad debt reserve in excess of base year .....    (399,863)    (499,829)
     Allowance for losses on loans ...................     279,169      207,111
     Federal Home Loan Bank stock dividends ..........    (373,687)    (373,687)
     Deferred compensation ...........................     203,886      127,157
     Management Recognition Plan .....................     116,776      129,276
     Unrealized gains on securities available
       for sale, net .................................  (1,211,945)    (891,537)
     Other, net ......................................      89,663      116,884
     ---------------------------------------------------------------------------
                                                       $(1,296,001)  (1,062,219)
     ===========================================================================

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(9)  Continued

     A reconciliation between the provision for income taxes and the amount computed by multiplying income before income taxes by the statutory Federal income tax rate (34%) is as follows for the years ended June 30:

                                                  1998        1997       1996
     ---------------------------------------------------------------------------
     Federal income taxes at statutory rate .. $1,768,368 1,299,845 1,537,958 State income taxes, net of Federal
       income tax benefit ....................    131,208    159,579    207,764
     Other, net ..............................     (4,504)    (1,482)    (8,960)
     ---------------------------------------------------------------------------
                                               $1,895,072  1,457,942  1,736,762
     ===========================================================================

(10) Regulatory Matters

     The Federal Deposit Insurance Corporation, through the Savings Association Insurance Fund (SAIF), insures deposits of accountholders up to $100,000. The Bank pays an annual premium to provide for this insurance. The Bank is also a member of the Federal Home Loan Bank System and is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta equal to at least 1% of the unpaid principal balances of its residential mortgage loans, .3% of its total assets or 5% of its outstanding advances from the Bank, whichever is greater. Purchases and sales of stock are made directly with the Bank at par value.

     During 1997, the Bank paid a special assessment of approximately $1,383,000 as a result of the federally-mandated recapitalization of the SAIF. The assessment was required of substantially all SAIF-insured depository institutions and was charged to noninterest expense.

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(10) Continued

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (as defined in the regulations and as set forth in the table below, as defined). Management believes, as of June 30, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

     As of June 30, 1998, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

     Regulatory capital amounts and ratios for the Bank are as follows (in thousands):

                                                                              To Be Well
                                                                          Capitalized Under
                                                     For Capital          Prompt Corrective
                                       Actual      Adequacy Purposes      Action Provisions
                                   --------------  -----------------  -------------------------
                                    Amount  Ratio    Amount   Ratio    Amount        Ratio
-----------------------------------------------------------------------------------------------
As of June 30, 1998:
  Tier I core capital(a) ........  $47,346  15.80%  $11,985   4.00%   $14,982  greater than  5%
  Tier I risk-based capital(b) ..   47,346  32.76%    5,781   4.00%     8,672  greater than  6%
  Total risk-based capital(b) ...   48,069  33.26%   11,563   8.00%    14,453  greater than 10%

As of June 30, 1997:
  Tier I core capital(a) ........  $45,333  15.92%  $11,389   4.00%   $14,235  greater than  5%
  Tier I risk-based capital(b) ..   45,333  34.98%    5,185   4.00%     7,777  greater than  6%
  Total risk-based capital(b) ...   45,869  35.39%   10,369   8.00%    12,962  greater than 10%
===============================================================================================

(a)  Percentage of capital to ending assets
(b)  Percentage of risk-based capital to ending risk-weighted assets


                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(11) Retirement Benefit and Deferred Compensation Plans

     The Bank has a 401(k) Employee Investment Plan covering substantially all employees. Participation is voluntary and employee contributions are based on a percentage of compensation, ranging from a minimum of 1% to a maximum of 10%. The Bank matches the employee's contribution not to exceed 6% of compensation or a maximum of $2,400 annually. The Bank contributed a total of $34,432, $29,565 and $29,466 for the years ended June 30, 1998, 1997 and
     1996, respectively.

     During 1993,  the Bank  implemented a supplemental  retirement  income plan
     (SERP) for executive officers. The SERP supplements the 401(k) plan to bring officer retirement benefits up to targeted levels (2% for each year of service, not to exceed 70% of final salary). In addition, the SERP provides death benefit protection for officers' beneficiaries. The cost of each participant's retirement benefits are being expensed and accrued over the participant's active employment so as to result in a liability at the retirement date equal to the present value of the benefits expected to be provided.

     The accrued liability under the SERP amounted to $184,723 and $158,850 as of June 30, 1998 and 1997, respectively. The accrued liability is included in accrued expenses and other liabilities. The Bank expensed $116,468, $103,877 and $118,403 under the SERP for the years ended June 30, 1998, 1997 and 1996, respectively.

     During 1993, the Bank implemented a plan for the deferral of Directors' fees, which is non-qualified for income tax purposes. The plan is optional, and fees deferred are recorded as an expense and an unfunded liability of the Bank. The accrued liability for these benefits amounted to $348,367 and $256,487 at June 30, 1998 and 1997, respectively, and is included in accrued expenses and other liabilities. The Bank expensed $94,692, $78,842 and $66,834 for the years ended June 30, 1998, 1997, and 1996, respectively.

     The Bank also has deferred compensation agreements with one current officer to provide certain death and retirement benefits. The benefits payable are accrued annually by charges to income amounting to $1,383 in 1998, 1997 and 1996. The accrued liability for these benefits amounted to $28,210 and $26,827 at June 30, 1998 and 1997, respectively, and is included in accrued expenses and other liabilities.

     During 1997, the Bank established a Directors Retirement Plan, which is a non-qualified plan for income tax purposes that guarantees each Director will be paid 75% of their current fees for 10 years or until death after they retire. The benefits payable are accrued annually and are based on the retirement age selected by each director and an assumed 4% increase in salaries until retirement. The accrued liability for these benefits amount to $151,352 and $45,938 at June 30, 1998 and June 1997, respectively, and is included in accrued expenses and other liabilities. The Bank expensed $105,414 and $45,938 for the years ended June 30, 1998 and 1997.


                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(11) Continued

     The Bank has invested in whole-life insurance policies on the lives of the individual participants for purposes of providing income and assets in the future to offset the costs of the officers and directors' plans. The life insurance companies and related investments are as follows at June 30:

                                                           1998           1997
     ---------------------------------------------------------------------------
     Transamerica ...................................   $3,218,642     2,185,807
     American General ...............................    1,885,608            --
     Massachusetts Mutual ...........................      578,777       548,928
     Pacific Mutual .................................      449,902       418,458
     ---------------------------------------------------------------------------
                                                        $6,132,929     3,153,193
     ===========================================================================

(12) Stock Based Benefit Plans

     The Bank has established an Employee Stock Ownership Plan (ESOP) for its employees. All employees of the Bank who attain the age of 21 and complete one year of service with the Bank will be eligible to participate in the ESOP. Participants will become 100% vested in their accounts after five years of service with the Bank or, if earlier, upon death, disability or attainment of normal retirement age. Participants will receive credit for service with the Bank prior to the establishment of the ESOP. On April 29, 1994 the ESOP borrowed $960,000 from an unrelated third party lender under a ten year term bearing interest at Federal funds rate plus 2.5% per annum, with payments of principal and interest due quarterly. Annual principal payments amount to $96,000. The proceeds of the loan were used by the ESOP to acquire 144,000 shares of the Bank's common stock upon conversion to a capital stock form of organization. The ESOP holds the common stock in a trust for allocation among participating employees, which occurs as the ESOP repays the loan. The ESOP's sources of repayment of the loan are dividends on the common stock, if any, either held in trust or allocated to the participants' accounts, and quarterly contributions from the Bank to the ESOP and earnings thereon. For the years ended June 30, 1998, 1997 and 1996 the Bank made contributions to the ESOP of $146,944, $153,895 and $160,789, respectively.

     The Bank recognizes the cost of the ESOP in accordance with AICPA Statement of Position 93-6 Employers' Accounting for Employee Stock Ownership Plans. Accordingly, the debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial condition. As shares are released from collateral, the Bank reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings-per-share computations. Dividends on allocated shares are recorded as a reduction of retained earnings; dividends on unallocated shares are recorded as a reduction of debt and accrued interest. The Bank recognized interest expense of $50,944, $57,895 and $64,789 and compensation expense of


                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(12) Continued

     $320,787, $172,743 and $164,254, respectively, related to the ESOP for the years ended June 30, 1998, 1997 and 1996. The amount of dividends on ESOP shares used for debt service by the ESOP for the years ended June 30, 1998 and 1997 was $48,380 and $50,204, respectively. The related tax benefits to the Bank for dividends paid to the ESOP were not material. The ESOP shares as of June 30 were as follows:

                                                           1998           1997
     ---------------------------------------------------------------------------
     Allocated shares ...............................       63,286        47,337
     Shares earned, but unallocated .................        7,587         8,133
     Unearned shares ................................       73,127        88,530
     ---------------------------------------------------------------------------
                                                           144,000       144,000
     ---------------------------------------------------------------------------
     Fair value of unearned shares at June 30 .......   $1,334,568     1,128,758
     ===========================================================================

     Effective October 28, 1994 the Bank established a Management Recognition Plan (MRP) to retain personnel of experience and ability in key positions of responsibility. Members of the Board of Directors and certain executive officers of the Bank will receive a total of 72,000 shares of stock. These shares were issued at the time the MRP was adopted. Participants in the MRP generally become one-fifth vested in the shares that they are awarded under the MRP on each anniversary of the effective date of the MRP.

     In accordance with generally accepted accounting principles, common stock purchased by the MRP represents unearned compensation and, accordingly, is reflected as a reduction of capital and recognized as expense and additions to capital as the awards are earned. Compensation expense in the amount of the fair market value of the common stock at the date of the grant is recognized on a pro-rata basis over the years during which the shares are earned. If a participant terminates employment for reasons other than death, retirement or disability, he or she forfeits all rights to unvested shares. The Bank recognized compensation expense of $48,234 and $92,287 for fiscal years ended June 30, 1998 and 1997 related to MRP awards.

(13) Postretirement Benefits Other Than Pensions

     Postretirement benefits other than pensions generally require a calculation of the actuarial present value of anticipated benefits to be provided and an accrual and allocation of those benefits through a charge to operating expense in the periods in which employees must render the services to receive such benefits. The Bank offers a postretirement health care benefit plan to certain employees and Directors. Such postretirement benefits costs were $46,000 for 1998 and 1997 and $45,000 for 1996.

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(13) Continued

     Net costs included the following components for the years ended June 30:

                                                       1998      1997      1996
     ---------------------------------------------------------------------------
     Service cost .................................  $ 9,000     9,000     9,000
     Interest cost ................................   22,000    22,000    21,000
     Amortization of transition obligation ........   15,000    15,000    15,000
     ---------------------------------------------------------------------------
     Net cost .....................................  $46,000    46,000    45,000
     ===========================================================================

     A summary of the unfunded plan's status and the Bank's recorded liability recognized in the balance sheet at June 30 follows:

                                                            1998         1997
     ---------------------------------------------------------------------------
     Accumulated postretirement benefit obligation:
       Retirees .......................................  $(193,000)    (181,000)
       Fully eligible active employees ................    (26,000)     (24,000)
       Other active participants ......................   (140,000)    (132,000)
     ---------------------------------------------------------------------------
                                                          (359,000)    (337,000)
     Unrecognized transition obligation ...............    247,000      262,000
     ---------------------------------------------------------------------------
     Recorded liability ...............................  $(112,000)     (75,000)
     ===========================================================================

     The assumed health care cost trend rate used to measure the expected cost of benefits covered by the plan for 1998 is 8.0%, and decreases by .5% each year until 2004, when a 5% rate is used as the ultimate trend rate. An increase of 1% in the assumed health care cost trend rate for each future year will increase service and interest cost by $5,000 and increase the accumulated postretirement benefit obligation for health care benefits by $46,000. A weighted average assumed discount rate of 7.5% is used to measure the accumulated postretirement benefit obligation.

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(14) Financial Instruments

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contract amount of the financial instrument. The Bank uses the same credit policies in making commitments for off-balance-sheet financial instruments as it does for on-balance-sheet financial instruments. Financial instruments with off-balance-sheet risk are as follows at June 30, 1998:

                                                                       Contract
                                                                        amount
     ---------------------------------------------------------------------------
     Undisbursed lines of credit on home equity loans .............  $13,182,000
     Residential mortgage loans to be funded ......................    1,023,000
     ---------------------------------------------------------------------------
                                                                     $14,205,000
     ===========================================================================

     The Bank had outstanding mortgage loan commitments, exclusive of the undisbursed portion of loans in process, of approximately $1,023,000 for fixed rate loans at June 30, 1998. There were no outstanding mortgage loan commitments for floating rate loans at June 30, 1998. The interest rate range on fixed rate mortgage loan commitments was 6.50% to 7.88% and all commitments expire within one year.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. The Bank evaluates each customer's creditworthiness on a case-by-case basis.

     The Bank has an unsecured line of credit with First National Bank of Maryland for $2 million. There were no borrowings as of June 30, 1998.


(15) Disclosures About Fair Value of Financial Instruments

     All entities are required to disclose the estimated fair value of certain on- and off-balance sheet financial instruments. Fair value estimates and the method and assumptions used to determine them are set forth below for financial instruments outstanding at June 30, 1998 and 1997.

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(15) Continued

     The carrying value and estimated fair value of financial instruments is summarized as follows at June 30:

                                          1998                     1997
                                ------------------------  ----------------------
                                  Carrying       Fair      Carrying      Fair
                                   amount        value      amount       value
--------------------------------------------------------------------------------
Assets:
  Cash and interest-bearing
    deposits .................. $ 13,675,554  13,676,000  13,330,928  13,331,000
  Short-term investments ......    4,776,681   4,777,000   2,722,336   2,722,000
  Short-term loans to
    commerical banks ..........   18,405,234  18,405,000   9,735,532   9,736,000
  Securities purchased under
    agreements to resell ......           --          --   5,517,903   5,542,000
  Securities available for sale    8,034,695   8,035,000   8,162,419   8,162,000
  Investment securities .......   40,669,525  40,582,000  43,614,562  43,361,000
  Mortgage-backed securities ..   16,514,383  16,924,000  22,294,337  22,777,000
  Loans receivable ............  190,965,595 194,222,000 174,877,796 175,303,000

Liabilities:
  Savings accounts ............  245,269,602 245,777,000 232,590,009 232,979,000
  Borrowed funds ..............      552,000     552,000     648,000     648,000
  Advances payments by
    borrowers for taxes,
    insurance and ground rents  $  5,006,020   5,006,000   4,804,060   4,804,000
================================================================================

     Cash, Cash Equivalents, Investments and Mortgage-Backed Securities

     For cash and cash equivalents, the carrying value approximates fair value due to the short maturity of these instruments. The fair value of U.S. Government and agency obligations, equity securities and mortgage-backed securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of Federal Home Loan Bank stock is estimated to be equal to its carrying amount since it is not a publicly traded equity security, it has an adjustable dividend rate, and all transactions in the stock are executed at the stated par value.

     Loans Receivable

     The fair value of loans receivable is estimated by discounting future cash flows using current rates for which similar loans would be made to borrowers with similar credit history and maturities.

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(15) Continued

     Savings Accounts, Borrowed Funds and Advance Payments by Borrowers for Taxes, Insurance and Ground Rents

     The fair value of savings accounts, other than certificate accounts, and advance payments by borrowers for taxes, insurance and ground rents is the amount payable on demand at June 30. The fair value of certificate accounts is based on the lower of redemption (net of penalty) or discounted value of contractual cash flows. Discount rates for certificates of deposit are estimated using the rates currently offered by the Bank for accounts with similar remaining maturities. Borrowed funds are considered to be at fair value due to their adjustable rate nature.

     Commitments to Extend Credit

     The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of unrecognized financial instruments is estimated to equal the carrying value. See note 14 to the consolidated financial statements for the contract amounts of unrecognized financial instruments.

(16) Plan of Reorganization, Stock Issue and Stockholders' Equity

     In March 1994, the Association's members approved a plan of reorganization from a mutual savings association to a mutual holding company. Pursuant to the plan of reorganization the Association transferred substantially all of its assets and all of its liabilities to a new federally-chartered stock savings association which became a wholly owned subsidiary of Leeds Federal Bankshares, M.H.C. (MHC), a federal mutual holding company. The reorganization was consummated on April 29, 1994.

     The principal purpose of the reorganization was to reorganize the Association into a corporate form that provides it with more flexibility to raise capital, diversify operations and establish employee incentive plans. Under the terms of the reorganization the membership rights of the Association's members became rights in the mutual holding company. The reorganization was accounted for in a manner similar to that of a pooling of interests.

     As discussed in note 1 to the financial statements, the Association also adopted a federal savings bank charter and changed its name to Leeds Federal Savings Bank.

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(16) Continued

     Under the corporate form of organization, the Bank has the authority to issue shares of capital stock to persons other than MHC up to 49.9% (a minority ownership interest) of the shares issued and outstanding. The reorganization was consummated on April 29, 1994, with the issuance and sale of 1.2 million shares of common stock at $10.00 per share in a public offering and the issuance of 2.2 million shares of common stock to MHC by the Bank.

     OTS regulations impose limitations on all capital distributions by savings institutions. Capital distributions include cash dividends, payments to repurchase or otherwise acquire the savings association's share, payments to shareholders of another institution in a cash-out merger, and other distributions charged against capital. The rule establishes three tiers of institutions. An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution ("Tier 1 institution") may, after prior notice but without the approval of the OTS, make capital distributions during a year up to 100% of its net income to date during the year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the year; or 75% of its net income over the most recent four-quarter period. Any additional capital distributed requires prior regulatory approval.

     An institution that meets its regulatory capital requirement, but not its fully phased-in capital requirement before or after its capital distribution ("Tier 2 institution") may, after prior notice but without the approval of the OTS, make capital distributions of: up to 75% of its net income over the most recent four quarter period if it satisfies the risk-based capital requirement that would be applicable to it on January 1, 1993, computed based on its current portfolio; up to 50% of its net income over the most recent four quarter period if it satisfies the risk based capital standard that was applicable to it on January 1, 1991, computed based on its current portfolio; and up to 25% of its net income over the most recent four-quarter period if it satisfies its current risk based capital requirement. In computing the institution's permissible percentage of capital distributions, previous distributions made during the prior four quarter period must be included.

     A savings institution that does not meet its current regulatory capital requirement before or after payment of a proposed capital distribution ("Tier 3 institution") may not make any capital distributions without the prior approval of the OTS.

     In addition, the OTS would prohibit a proposed capital distribution by any institution which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. In addition, FDICIA provides that, as a general rule, a financial institution may not make a capital distribution if it would be undercapitalized after making the capital distribution. Also, an institution meeting the Tier 1 capital criteria which has been notified that it needs more than normal supervision will be treated as a Tier 2 or Tier 3 institution unless the OTS deems otherwise.

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(16) Continued

     MHC waived receipt of its quarterly dividends, thereby reducing the actual dividend payout. The dollar amount of dividends waived by MHC are considered as a restriction on the retained earnings of the Bank. The amount of any dividend waived by MHC shall be available for declaration as a dividend solely to MHC. At June 30, 1998, the cumulative amount of such waived dividends was $5,933,400.

(17) Net Income Per Share of Common Stock

     On October 22, 1997, the Board of Directors declared a three-for-two split of the Company's common stock, effected in the form of a stock dividend paid on November 19, 1997 to shareholders of record on November 5, 1997. All agreements concerning stock options and other commitments payable in shares of the Company's common stock provide for the issuance of additional shares due to the declaration of the stock split. An amount equal to the par value of the common shares issued plus cash paid in lieu of fractional shares was transferred from additional paid in capital to the common stock account. This transfer has been reflected in the Consolidated Statements of Stockholders' Equity at June 30, 1995. All references to number of shares, except shares authorized, and to per share information in the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

     The Company adopted Statement of Financial Accounting Standards No. 128 Earnings per Share (SFAS No. 128) in 1998. SFAS No. 128 establishes revised standards for computing and presenting earning per share (EPS) data. It requires dual presentation of "basic" and "diluted" EPS on the face of the statements of income and reconciliation of the numerators and denominators used in the basic and diluted EPS calculations. As required by SFAS No.128, EPS data for prior periods presented have been restated to conform to the new standard.

     Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding for the applicable period. Diluted EPS is calculated after adjusting the numerator and the denominator of the basic EPS calculation for the effect of all dilutive potential common shares outstanding during the period. The dilutive effects of options and unvested restricted stock awards are computed during the "treasury stock" method.

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(17) Continued

     Unearned ESOP shares are not included in outstanding shares. Information related to the calculation of net income per share of common stock is summarized as follows for the years ended June 30:

                                       1998                  1997                  1996
                              ---------------------  --------------------  --------------------
                                 Basic     Diluted     Basic     Diluted     Basic     Diluted
-----------------------------------------------------------------------------------------------
Net income .................. $3,306,000  3,306,009  2,365,131  2,365,131  2,786,644  2,786,644
Dividends on unvested
  common stock awards--MRP ..     (7,872)    (3,107)   (13,824)   (10,250)   (18,153)   (13,452)
-----------------------------------------------------------------------------------------------
Adjusted net income used
  in EPS calculations ....... $3,298,137  3,302,902  2,351,307  2,354,881  2,768,491  2,773,192
===============================================================================================
Weighted average shares
  outstanding ...............  5,091,918  5,091,918  5,062,986  5,062,986  5,023,822  5,023,822
Dilutive securities:
  Options ...................         --     89,885         --     41,888         --     32,761
  Unvested common stock
    awards--MRP .............         --      8,716         --      7,447         --      7,818
-----------------------------------------------------------------------------------------------
Adjusted weighted average
  shares used in EPS
  calculations ..............  5,091,918  5,190,519  5,062,986  5,112,321  5,023,822  5,064,401
===============================================================================================

(18) Stock Option Plan

     In October 1994, the Bank approved the Stock Option Plan (Option Plan), whereby 180,000 shares of common stock were granted to officers and directors of the Bank. Options granted under the Option Plan may be Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualifying stock options. The 72,000 shares for directors vested at grant date, while the 108,000 shares for the officers vest at a rate of 20 percent per year. Options are exercisable at the market price of the common stock on the date of grant which was $7.91 per share. The options must be exercised within 10 years from the date of grant.

     A summary of changes in shares under option and options exercisable for the years ended June 30 is presented below:

                                                       1998      1997      1996
     ---------------------------------------------------------------------------
     Outstanding at beginning of year .............  162,000   180,000   180,000
     Granted ......................................       --        --        --
     Canceled .....................................       --    (7,896)       --
     Exercised ....................................  (13,500)  (10,104)       --
     ---------------------------------------------------------------------------
     Outstanding at end of year ...................  148,500   162,000   180,000
     ---------------------------------------------------------------------------
     Exercisable at end of year ...................  133,200   126,000   115,200
     ===========================================================================

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(19) Condensed Financial Information (Parent Company Only)

     Summarized financial information for the Company is as follows as of and for the year ended June 30, 1998:

     Statement of Financial Condition

     Cash ......................................................... $    25,663
     Dividend receivable from Bank ................................     375,000
     Investment in Bank ...........................................  49,165,472
     ---------------------------------------------------------------------------
                                                                    $49,566,135
     ===========================================================================
     Accrued expenses and other liabilities ....................... $   258,625
     Stockholders' equity .........................................  49,307,510
     ---------------------------------------------------------------------------
                                                                    $49,566,135
     ===========================================================================
     Statement of Income

     Distributed income ........................................... $ 1,225,000
     Interest income ..............................................       1,903
     ---------------------------------------------------------------------------
     Income before provision for income taxes .....................   1,226,903
     Provision for income taxes ...................................          --
     ---------------------------------------------------------------------------
     Income before equity in undistributed net income of subsidiary   1,226,903
     Equity in undistributed net income of subsidiary .............   2,079,106
     ---------------------------------------------------------------------------
     Net income ................................................... $ 3,306,009
     ===========================================================================
     Statement of Cash Flows

     Cash flows from operating activities:
       Net income ................................................. $ 3,306,009
       Adjustments to reconcile net income to net cash provided
         by operating activities:
           Equity in undistributed net income of subsidiary .......  (2,079,106)
           Increase in dividends receivable .......................    (375,000)
     ---------------------------------------------------------------------------
     Net cash provided by operating activities .................... $   851,903
     ---------------------------------------------------------------------------

                                                                     (Continued)

LEEDS FEDERAL BANKSHARES, INC.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(19) Continued

     Statement of Cash Flows (continued)

     Cash flows from financing activities:
       Payment of dividends ....................................... $  (260,730)
       Purchase of treasury stock .................................    (772,430)
       Exercise of stock options ..................................     106,920
       Net proceeds from stock exchanged ..........................     100,000
     ---------------------------------------------------------------------------
                                                                       (826,240)
     ---------------------------------------------------------------------------
     Net income in cash and cash equivalents ......................      25,663
     Cash and cash equivalents at beginning of year ...............          --
     ---------------------------------------------------------------------------
     Cash and cash equivalents at end of year ..................... $    25,663
     ===========================================================================

                             STOCKHOLDER INFORMATION

Annual Meeting
--------------

The Annual Meeting of Stockholders will be held at 4:00 p.m., on October 21, 1998, at the Company's office at 1101 Maiden Choice Lane, Baltimore, Maryland.


Stock Listing
-------------

The Company's Common Stock trades over-the-counter on the Nasdaq National Market under the symbol "LFED."


Special Counsel
---------------

Luse Lehman Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W.
Washington, D.C.  20015




Independent Auditors
--------------------

KPMG Peat Marwick LLP
111 South Calvert Street
Baltimore, Maryland  21202


Transfer Agent
--------------

American Stock Transfer and Trust Company
40 Wall Street
New York, New York  10005


Annual Report on Form 10-KSB
----------------------------

A copy of the Company's Form 10-KSB for the fiscal year ended June 30, 1998, will be furnished without charge to stockholders as of August 31, 1998, upon written request to the Secretary, Leeds Federal Bankshares, Inc., 1101 Maiden Choice Lane, Baltimore, Maryland 21229.


                                       18