Form 10KSB, Exhibit 13
period 1999-06-30
LEEDS FEDERAL BANKSHARES
filed 1999-09-28
CIK 1053307

EXHIBIT 13


                       1999 ANNUAL REPORT TO STOCKHOLDERS
                         LEEDS FEDERAL BANKSHARES, INC.

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Message to Our Stockholders ..............................................     1
Selected Consolidated Financial and Other Data ...........................     2
Management's Discussion and Analysis of
  Financial Condition and Results of Operations ..........................     4
Selected Quarterly Financial Data ........................................    14
Common Stock and Related Matters .........................................    15
Independent Auditors' Report .............................................   F-1
Consolidated Statements of Financial Condition ...........................   F-2
Consolidated Statements of Income and Comprehensive Income ...............   F-3
Consolidated Statements of Stockholders' Equity ..........................   F-4
Consolidated Statements of Cash Flows ....................................   F-5
Notes to Consolidated Financial Statements ...............................   F-7

                 [LETTERHEAD OF LEEDS FEDERAL BANKSHARES, INC.]


                                                              September 30, 1999

To Our Shareholders:

We are pleased to report the financial results of Leeds Federal Bankshares, Inc. On June 30, 1999, the Company had total assets of $331.6 million and stockholders' equity of $48.5 million, which resulted in a capital-to-assets ratio of 14.6%. The Company's relatively high level of capital provides Leeds Federal with a strong foundation for future growth and new business opportunities.

As we reported last year, we have implemented a plan to repurchase some of our common stock. At July 31, 1999, we have purchased 384,941 shares. This is an important means for us to enhance stockholder value and invest capital resources.

The Company's net income for the fiscal year ended June 30, 1999, was $3.5 million, or $.69 per diluted share of common stock, compared to $3.3 million, or $.64 per diluted share for the previous fiscal year. During the year, we continued to emphasize residential real estate financing, as evidenced by an increase of $13.7 million in loans receivable. We have continued to maintain a low level of noninterest expense; our noninterest expense to average assets ratio was .91% and 1.06% for the fiscal years ended June 30, 1999 and 1998, respectively. The enclosed annual report discusses Leeds Federal's operating results through June 30, 1999, in more detail.

Construction has begun on our new full service branch in Howard County. We hope to open it in the quarter ending March 31, 2000. The 3,000 square foot branch is our first, and we are excited about the growth potential of the area.

As an independent community bank, our goal is to provide the personalized quality financial services our neighbors and customers have come to expect over the past 76 years. We think the old-style banking approach of Leeds Federal is based on a clear understanding of who are our customers and how best to deliver the products they want and need. At the same time, though, we will aggressively pursue new areas where we believe our banking philosophy can be implemented in an efficient and profitable fashion.

Thank you for the confidence you have placed in Leeds Federal. We hope to justify that confidence by continuing to be a leading community-based financial institution and by sharing our growth and our success with our shareholders.

Sincerely,



John F. Amer                               Gordon E. Clark
-------------                              -------------------------------------
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


                                                                              At June 30,
                                                   -------------------------------------------------------------
                                                     1999          1998         1997         1996         1995
                                                     ----          ----         ----         ----         ----
                                                                             (In Thousands)
Selected Consolidated Financial Condition Data
Total assets....................................   $ 331,642    $ 302,737    $ 286,999    $ 273,278     $260,145
Loans receivable, net...........................     203,886      190,181      174,095      152,076      140,477
Investments* ...................................     102,572       85,355       82,553       84,564       78,081
Mortgage-backed securities......................      10,008       16,412       22,160       28,917       34,749
Deposits........................................     274,626      245,270      232,590      222,146      211,414
Borrowed funds..................................         471          552          648          744          840
Stockholders' equity, substantially restricted..      48,504       49,308       46,741       44,192       41,738

---------
*    Includes  investment  securities,   interest-bearing  deposits,  and  other
     investments.

                                                                         Year Ended June 30,
                                                   -------------------------------------------------------------
                                                     1999          1998         1997         1996         1995
                                                     ----          ----         ----         ----         ----
                                                                 (In Thousands Except Per Share Data)
Selected Consolidated Operating Data:
Interest income................................    $  20,842    $  20,309    $  19,606    $  18,567     $ 17,602
Interest expense...............................       13,009       12,171       11,613       11,232        9,945
                                                   ---------    ---------    ---------    ---------     --------
  Net interest income before provision for losses      7,833        8,138        7,993        7,335        7,657
Provision for loan losses......................           39          192          151           33           24
Provision for losses on deposit................           --           --           --           --           30
                                                   ---------    ---------    ---------    ---------     --------
  Net interest income after provision for losses       7,794        7,946        7,842        7,302        7,603
                                                   ---------    ---------    ---------    ---------     --------

Noninterest income:
  Service fees and charges.....................          132          137          130          116           74
  Other income ................................          268          213          140          168          160
                                                   ---------    ---------    ---------    ---------     --------
    Total noninterest income...................          400          350          270          284          234
                                                   ---------    ---------    ---------    ---------     --------

Noninterest expense:
  Compensation and employee benefits...........        1,573        1,770        1,528        1,516        1,440
  Occupancy....................................          222          195          197          192          182
  SAIF deposit insurance premiums..............          222          222        1,755          558          558
  Advertising..................................          128          208          172          216          179
  Other   .....................................          696          700          637          580          629
                                                   ---------    ---------    ---------    ---------     --------
    Total noninterest expenses.................        2,841        3,095        4,289        3,062        2,988
                                                   ---------    ---------    ---------    ---------     --------
Income before provision for income taxes.......        5,353        5,201        3,823        4,524        4,849
Provision for income taxes.....................        1,889        1,895        1,458        1,737        1,922
                                                   ---------    ---------    ---------    ---------     --------
      Net income...............................    $   3,464    $   3,306    $   2,365    $   2,787     $  2,927
                                                   =========    =========    =========    =========     ========
Net income per common share
  Basic........................................    $    0.69    $    0.65    $    0.46    $    0.55     $   0.59
  Diluted......................................         0.69         0.64         0.46         0.55         0.59
Dividends declared per common share............         0.56         0.55         0.48         0.44         0.31
                                                   =========    =========    =========    =========     ========


                                                                  At or for the Year Ended June 30,
                                                   ----------------------------------------------------------
                                                      1999          1998         1997         1996        1995
                                                      ----          ----         ----         ----        ----
Key Operating Ratios and Other Data:
Return on average assets (net income divided
  by average total assets)*......................    1.11%         1.13%         .85%        1.06%       1.17%
Return on average equity (net income divided
  by average equity)*............................    7.05          6.86         5.26         6.50        7.30
Net interest rate spread (difference between
  average yield on interest-earning assets and
  average cost of interest-bearing liabilities)..    1.80          2.03         2.12         2.00        2.34
Net interest margin (net interest income as a
  percentage of average interest-earning assets).    2.57          2.85         2.94         2.85        3.11
Net interest income to noninterest expense*......  275.71        262.94       186.36       239.54      256.26
Net interest income after provision for
  losses, to total noninterest expense*..........  274.33        256.74       182.84       238.44      254.45
Noninterest income to average assets.............     .13           .12          .10          .11         .09
Noninterest expense to average assets*...........     .91          1.06         1.54         1.17        1.19
Nonperforming loans to total loans...............    1.36          1.32          .05          .06         .07
Nonperforming assets to total assets.............     .83           .83          .03          .07         .10
Average interest-earning assets to average
  interest-bearing liabilities...................  118.03        119.46       119.15       119.50      118.97
Allowance for losses to nonperforming assets.....   26.24         28.70       609.09       213.67      146.15
Stockholders' equity to average assets
 (average stock-holders' equity divided by
 average total assets)...........................   15.68         16.49        16.18        16.36       15.96
Equity to assets at period end...................   14.63         16.28        16.29        16.17       16.04
Number of full-service offices...................       1             1            1            1           1

-----------
* Excluding the one-time assessment to recapitalize the Savings Association Insurance Fund, for the year ended June 30, 1997, return on average assets was 1.16%, return on average equity was 7.14%, noninterest expense to average assets was 1.05%, net interest income to noninterest expense was 275.05% and net interest income after provision for loan losses to total noninterest expense was 269.86%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Deposit Insurance Premiums."

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

General

         The earnings of the Company depend primarily on the earnings of Leeds Federal Savings Bank (the "Bank"), which is discussed herein on a consolidated basis. The Company's earnings depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of mortgage loans, mortgage-backed securities, interest-earning deposits at other institutions, investment securities and other investments, and the interest paid on interest-bearing liabilities. Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company's earnings also are affected by its level of noninterest income, including primarily service fees and charges, and noninterest expense, including primarily compensation and employee benefits, and Savings Association Insurance Fund ("SAIF") deposit insurance premiums. Earnings of the Company also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company.

Forward-Looking Statements

         When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such Statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, and changes in demand for loans in the Company's market area, competition and information provided by third-party vendors that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

         The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

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

Results of Operations

         The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of mortgage loans, mortgage-backed securities, interest-earning deposits at other institutions, investment securities and other investments, and the interest paid on interest-bearing liabilities, which consist primarily of savings deposits. The Company had net income of $3.5 million for the year ended June 30, 1999. Net income totaled $3.3 million and $2.4 million for fiscal 1998 and 1997, respectively.

         Interest Income. Total interest income increased by $533,000, or 2.6%, to $20.8 million for the year ended June 30, 1999, from $20.3 million for the year ended June 30, 1998. The increase in interest income was primarily due to an increase in the balance of average interest earning assets to $305.1 million for the year ended June 30, 1999, from $285.4 million for the prior year, partially offset by a decrease in yield on average interest earning assets to 6.8%, from 7.1%. The increase in average interest earning assets during the year ended June 30, 1999 resulted primarily from an increase in average loans and investment securities, partially offset by a decrease in mortgage-backed securities. The decrease in the average yield was caused primarily by decreases in market rates on mortgage loans and short-term investments.

         Interest on mortgage loans increased by $631,000, or 4.7%, to $14.0 million for the year ended June 30, 1999, from $13.4 for the year ended June 30, 1998, primarily because of an increase in average mortgage loans to $190.8 million for the year ended June 30, 1999, from $177.8 million for the year ended June 30, 1998, partially offset by a decrease in average yield on mortgage loans to 7.3% from 7.5%. The increase in average mortgage loans resulted from increased loan demand in the Bank's community and from an increase in the volume of loan originations from brokers. The lower yield on mortgage loans reflected generally lower market rates, including the reinvestment of the proceeds of loan prepayments in lower yielding mortgage loans. Interest income on consumer loans decreased by $30,000 to $329,000 for the year ended June 30, 1999, from $359,000 for the prior year. The decrease was due to a decrease in average balance of consumer loans to $4.5 million from $5.1 million, as a result of reduced marketing of consumer loans during the year. Yield on consumer loans for the year ended June 30, 1999, increased to 7.3%, from 7.1% for the prior year. Interest income on mortgage-backed securities decreased $506,000, or 35.6%, to $917,000 for the year ended June 30, 1999, from $1.4 million for the prior year. The decrease was principally due to a $6.4 million decrease in average balance of mortgage-backed securities to $13.2 million for the year ended June 30, 1999, from $19.6 million for the prior year. Interest income on investment securities increased by $536,000, to $3.6 million for the year ended June 30, 1999, from $3.1 million for the prior year. Such increase was the result of an $8.0 million increase in average balance of investment securities to $54.3 million for the year ended June 30, 1999, from $46.3 million for the year ended June 30, 1998. The increase in the average balance of investment securities was the result of increases in savings deposits. Interest income from interest earning deposits decreased by $135,000 to $1.4 million for the year ended June 30, 1999, from $1.5 million for the prior year. Yield on interest earning deposits decreased to 4.9% from 5.7% for the prior year. Interest income on other investments increased $37,000 to $539,000 for the year ended June 30, 1999, from $502,000 for the prior year. Such increase was the result of an increase in average balance of other investments of $3.8 million, partially offset by a decrease in the average yield on other investments to 4.1% from 5.3% for the prior year.

         Total interest income increased by $703,000, or 3.6%, to $20.3 million for the year ended June 30, 1998, from $19.6 million for the year ended June 30, 1997. The increase in interest income was primarily due to an increase in average interest earning assets to $285.4 million for the year ended June 30, 1998, from $272.3 million for the prior year, partially offset by a decrease in yield on average interest earning assets to 7.1%, from 7.2%. The increase in average interest earning assets during the year ended June 30, 1998, resulted primarily from an increase in average loans, offset by decreases in mortgage-backed securities.

         Interest on mortgage loans increased by $1.3 million, or 10.2%, to $13.4 million for the year ended June 30, 1998, from $12.1 million for the year ended June 30, 1997, primarily because of an increase in average mortgage loans to $177.8 million for the year ended June 30, 1998, from $159.9 million for the year ended June 30, 1997, partially offset by a decrease in average yield on mortgage loans to 7.5% from 7.6%. The increase in average mortgage loans resulted from increased loan demand in the Bank's community and from an increase in the volume of loan originations from brokers. The lower yield on mortgage loans reflected generally lower market rates, including the reinvestment of the proceeds of loan prepayments in lower yielding mortgage loans. Interest income on consumer loans increased by $52,000 to $359,000 for the year ended June 30, 1998, from $307,000 for the prior year. The increase was due to an increase in average balance of consumer loans to $5.1 million, from $4.4 million. The average yield on consumer loans for the year ended June 30, 1998 increased to 7.1%, from 6.9% for the prior year. Interest income on mortgage-backed securities decreased $439,000, or 23.6%, to $1.4 million for the year ended June 30, 1998, from $1.9 million for the prior year. The decrease was principally due to a $6.2 million decrease in average balance of mortgage-backed securities to $19.6 million for the year ended June 30, 1998, from $25.8 million for the prior year. Interest income on investment securities decreased by $599,000, to $3.1 million for the year ended June 30, 1998, from $3.7 million for the prior year. Such decrease was the result of a decrease in yield on investment securities to 6.7% from 6.9%, and a $7.7 million decrease in average balance of investment securities to $46.3 million for the year ended June 30, 1998, from $54.0 million for the year ended June 30, 1997. The decrease in average balances of investment securities was the result of increased mortgage loan originations. Interest income from interest earning deposits increased by $332,000 to $1.5 million for the year ended June 30, 1998, from $1.2 million for the prior year. Yield on interest earning deposits increased to 5.7% from 5.5% for the prior year. Interest income on other investments increased by $115,000 to $502,000 for the year ended June 30, 1998, from $387,000 for the prior year. Such increase was principally the result of an increase in average balance of other investments of $3.4 million, partially offset by a decrease in the average yield on other investments to 5.3% from 6.5% for the prior year.

         Interest Expense. Total interest expense increased by $838,000, or 6.9%, to $13.0 million for the year ended June 30, 1999, from $12.2 million for the year ended June 20, 1998. Such increase was principally the result of an increase in the average balance in interest bearing liabilities of $19.6 million to $258.5 million for the year ended June 30, 1999, from $238.9 million for the prior period.

         Total interest expense increased by $558,000, or 4.8%, to $12.2 million for the year ended June 30, 1998, from $11.6 million for the year ended June 30, 1997. Such increase was principally the result of an increase in average balance of interest bearing liabilities of $10.4 million to $238.9 million for the year ended June 30, 1998, from $228.5 million for the prior period.

         Net Interest Income. Net interest income decreased by $305,000, or 3.7%, to $7.8 million for the year ended June 30, 1999, from $8.1 million for the year ended June 30, 1998. This decrease was due principally to a decrease in the ratio of average interest earning assets to average interest bearing liabilities, and a decrease in yield on interest earning assets.

         Net interest income increased by $145,000, or 1.8%, to $8.1 million for the year ended June 30, 1998, from $8.0 million for the year ended June 30, 1997. This increase was due principally to an increase in the ratio of average interest earning assets to average interest bearing liabilities, partially offset by the decrease in yield on interest earning assets.

         Provision for Losses. The Company maintains an allowance for loan losses, which was $725,000 at June 30, 1999, in accordance with generally accepted accounting principles. The allowance exists to absorb losses inherent in the Company's overall loan portfolio. In addition to historical loss experience, the Company considers other factors that are likely to cause loan losses, including changes in economic and business conditions and developments, changes in the nature and volume of the portfolio, trends in the level of past due and classified loans and the status of nonperforming loans. The Company's provision for loan losses decreased to $39,000 for the year ended June 30, 1999, from $192,000 for the year ended June 30, 1998. The Company's allowance for loan losses as a percentage of nonperforming loans was 26.2% and 28.7% at June 30, 1999 and 1998, respectively, and the Company's nonperforming loans as a percentage of total loans was 1.4% at June 30, 1999 and 1.3% at June 30, 1998. At June 30, 1999, nonperforming loans included a $2.5 million commercial mortgage loan which matured in June 1998, and has not been repaid. The borrower has declared bankruptcy, and the scheduled foreclosure proceedings have been temporarily suspended. Based on a current appraisal and other factors, the Company believes that it will not incur a material loss on this loan. The Company also believes that the allowance for loan losses at June 30, 1999 was adequate on an overall basis.

         Noninterest Income. Noninterest income increased by $50,000 to $400,000 for the year ended June 30, 1999, from $350,000 for the year ended June 30, 1998. The increase was due principally to increases in the cash surrender value of life insurance investments.

         Noninterest income increased by $80,000 to $350,000 for the year ended June 30, 1998, from $270,000 for the prior year. The increase was due principally to increases in cash surrender value of life insurance investments.

         Noninterest Expense. Noninterest expense decreased by $254,000, to $2.8 million for the year ended June 30, 1999, from $3.1 million for the year ended June 30, 1999. Compensation and employee benefits decreased by $196,000, to $1.6 million for the year ended June 30, 1999, from $1.8 million for the prior year. The decrease was due principally to a decrease of $116,000 in Employee Stock Ownership Plan ("ESOP") contribution expense as a result of decreases in the price of ESOP shares, the basis used to determine the expense. Other decreases in compensation and employee benefits were primarily the result of the retirement of an officer. Advertising decreased due to a decreased emphasis on advertising.

         Noninterest expense increased by $189,000 to $3.1 million, for the year ended June 30, 1998, from $2.9 million for the prior year, before considering a one-time SAIF assessment of $1.4 million during the year ended June 30, 1997. Compensation and employee benefits increased by $242,000 to $1.8 million for the year ended June 30, 1998, from $1.5 million for the prior year. The increase was due principally to an increase of $148,000 in ESOP contribution expense as a result of increases in the market price of ESOP shares. Other increases in compensation and employee benefits were the result of additional staffing and normal increases in salaries and benefits. Advertising and other expenses increased due to additional marketing and normal increases in other expenses.

         Before   considering  the  one-time  SAIF  assessment,   the  ratio  of
noninterest expenses to average assets was 0.91%, 1.06% and 1.05% for the years ending June 30, 1999, 1998 and 1997, respectively.

         The provision for income taxes was approximately $1.9 million for the years ended June 30, 1999 and 1998. The effective tax rates were 35.3% and 36.4% for the years ending June 30, 1999 and 1998, respectively. The decrease in the effective rate in 1999 was due to lower state income taxes.

         The provision for income taxes increased by $437,000 to $1.9 million for the year ended June 30, 1998, from $1.5 million for the prior year. This reflects an increase of $1.4 million in income before income taxes in fiscal year 1998. The Company's effective tax rates were 36.4% and 38.1% for the years ending June 30, 1998 and 1997, respectively. The decrease in the effective rate in 1998 was due to lower state income taxes.

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

                                                                           Year Ended June 30,
                                ---------------------------------------------------------------------------------------------------
                                              1999                               1998                             1997
                                --------------------------------    --------------------------------  -----------------------------
                                                         Average                             Average                        Average
                                 Average                 Yield/      Average                 Yield/    Average               Yield/
                                 Balance    Interest      Cost       Balance    Interest      Cost     Balance   Interest     Cost
                                 -------    --------      ----       -------    --------      ----     -------   --------     ----
                                                                       (Dollars in Thousands)
Interest-earning assets:
  Mortgage loans(1)............ $190,836    $  14,007      7.34%   $ 177,817   $  13,376      7.52%   $159,899   $  12,134     7.59%
  Consumer and other loans.....    4,535          329      7.25        5,065         359      7.09       4,422         307     6.94
  Mortgage-backed securities...   13,210          917      6.94       19,604       1,423      7.26      25,829       1,862     7.21
  Investment securities........   54,322        3,647      6.71       46,311       3,111      6.72      54,006       3,710     6.87
  Interest-earning deposits(2).   28,931        1,403      4.85       27,161       1,538      5.66      22,100       1,206     5.46
  Other investments(3).........   13,221          539      4.08        9,424         502      5.33       5,995         387     6.46
                                --------    ---------   -------    ---------   ---------   -------    --------   ---------  -------
    Total interest-earning
     assets....................  305,055       20,842      6.83      285,382      20,309      7.12     272,252      19,606     7.20
                                            ---------   -------                ---------   -------               ---------  -------
Noninterest-earning assets.....    8,353                               7,046                             5,807
                                --------                           ---------                          --------
    Total assets............... $313,408                           $ 292,428                          $278,059
                                ========                           =========                          ========
Interest-bearing liabilities:
  Savings deposits............. $257,942       12,965      5.03    $ 238,272      12,114      5.09    $227,785      11,549     5.07
  Other borrowed funds.........      518           44      8.49          616          57      8.28         713          64     8.98
                                --------    ---------   -------    ---------   ---------   -------    --------   ---------  -------
    Total interest-bearing
     liabilities...............  258,460       13,009      5.03      238,888      12,171      5.09     228,498      11,613     5.08
                                            ---------   -------                ---------   -------               ---------  -------
Noninterest-bearing
 liabilities...................    5,800                               5,331                             4,572
                                --------                           ---------                          --------
    Total liabilities..........  264,260                             244,219                           233,070
Stockholders' equity...........   49,148                              48,209                            44,989
                                --------                           ---------                          --------
    Total liabilities and
    stockholders' equity....... $313,408                           $ 292,428                          $278,059
                                ========                           =========                          ========
Net interest income............             $   7,833                          $   8,138                         $   7,993
                                            =========                          =========                         =========
Net interest rate spread(4)....                            1.80%                              2.03%                            2.12%
                                                        =======                            =======                          =======
Net interest margin(5).........                            2.57%                              2.85%                            2.94%
                                                        =======                            =======                          =======
Ratio of average interest-
  earning assets to average
  interest-bearing
  liabilities..................                          118.03%                            119.46%                          119.15%
                                                        =======                            =======                          =======

------------
(1) Includes one- to four-family residential real estate loans, home equity loans, and commercial real estate loans.
(2) Includes secured short term loans to commercial banks and interest-earning deposits in other institutions.
(3) Includes securities purchased under agreement to resell, Federal Home Loan Bank stock, and mutual funds.
(4) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

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

                                                                                Year Ended June 30,
                                                ------------------------------------------------------------------------------------
                                                              1999 vs. 1998                              1998 vs. 1997
                                                -----------------------------------------  -----------------------------------------
                                                    Increase/(Decrease)                       Increase/(Decrease)
                                                         Due to                                    Due to
                                                ---------------------------      Total     ----------------------------     Total
                                                                      Rate/     Increase                          Rate/    Increase
                                                Volume      Rate     Volume    (Decrease)  Volume      Rate      Volume   (Decrease)
                                                ------      ----     ------    ----------  ------      ----      ------   ----------
                                                                   (In Thousands)
Interest income:
  Mortgage loans (1) .......................   $   979    $  (320)   $   (28)   $   631    $ 1,360    $  (112)   $    (6)   $ 1,242
  Consumer and other loans .................       (38)         8         --        (30)        45          6          1         52
  Mortgage-backed securities ...............      (464)       (62)        20       (506)      (449)        13         (3)      (439)
  Investment securities ....................       538         (5)         3        536       (529)       (81)        11       (599)
  Interest earning deposits (2) ............       100       (220)       (15)      (135)       276         44         12        332
  Other investments (3) ....................       202       (117)       (48)        37        222        (68)       (39)       115
                                               -------    -------    -------    -------    -------    -------    -------    -------

  Total interest-earning assets ............     1,317       (716)       (68)       533        925       (198)       (24)       703
                                               -------    -------    -------    -------    -------    -------    -------    -------
Interest expense ...........................       996       (143)       (15)       838        528         23          7        558
                                               -------    -------    -------    -------    -------    -------    -------    -------

Change in net interest income ..............   $   321    $  (573)   $   (53)   $  (305)   $   397    $  (221)   $   (31)   $   145
                                               =======    =======    =======    =======    =======    =======    =======    =======

---------
(1) Includes one- to four-family residential real estate loans, home equity loans, and commercial real estate loans.
(2) Includes secured short term loans to commercial banks and interest-earning deposits in other institutions.
(3) Includes securities purchased under agreement to resell, Federal Home Loan Bank stock, and mutual funds.

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

         The Company's policy in recent years has been to reduce its exposure to interest rate risk generally by better matching the maturities and interest rates of its interest rate sensitive assets and liabilities by emphasizing fixed-rate one- to four-family mortgage loans with terms of 15 years or less, adjustable-rate first mortgages and home equity loans, and by maintaining relatively high levels of liquidity. By maintaining a significant percentage of its assets in cash and other liquid investments, the Company is able to reinvest a higher percentage of its assets more quickly in response to changes in market interest rates, thereby reducing its exposure to interest rate volatility. In addition, the Company offers competitive rates on deposit accounts and prices certificates of deposit to provide customers with incentives to choose certificates of deposit with longer terms. The Company does not utilize derivative instruments or engage in other hedging activities to manage interest rate risk.

         The Company has an Asset-Liability Management Committee which is responsible for reviewing the Company's asset and liability policies. The Committee meets weekly and reports monthly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements.

         The Company measures interest rate risk in terms of the sensitivity of the Company's net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. The following table presents the pro forma computations of the Company's NPV as of June 30, 1999.

                                                                                  NPV as Percentage of
       Change in                                                                Present Value of Assets
     Interest Rates                  Net Portfolio Value                      --------------------------
     in Basis Points    --------------------------------------------                         Basis Point
     (Rate Shock)       $ Amount          $ Change          % Change          NPV Ratio         Change
     ------------       --------          --------          --------          ---------         ------
                                            (Dollars in Thousands)
        300              20,485           (31,198)             (60)             6.86             (859)
        200              29,907           (21,776)             (42)             9.66             (579)
        100              39,577           (12,106)             (23)            12.33             (311)
     Static              51,683                --               --             15.45               --
       (100)             55,152             3,469                7             16.24               79
       (200)             57,694             6,011               12             16.77              132
       (300)             59,155             7,472               14             17.03              158


         The above table indicates that at June 30, 1999, in the event of a sudden and sustained increase in prevailing market rates, the Company's NPV would be expected to decrease, and that in the event of a sudden and sustained decrease in prevailing market interest rates, the Company's NPV would be expected to increase. The Company's Board of Directors reviews the Company's NPV position quarterly, and, if estimated changes in NPV are not within the targets established by the Board, the Board may direct management to adjust the asset and liability mix to bring interest rate risk within Board approved targets.

         Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV requires making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The NPV table presented above assumes that the composition of the Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured. It also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing characteristics of specific assets and liabilities. Accordingly, although the NPV table provides an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income and will differ from actual results.

Liquidity and Capital Resources

         The Bank is required to maintain minimum levels of liquid assets as defined by Office of Thrift Supervision ("OTS") regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 4%. The Bank's liquidity ratio averaged 43.2% during the quarter ended June 30, 1999. The Bank adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans, repayment of borrowings and loan commitments. The Bank also adjusts liquidity as appropriate to meet its asset and liability management objectives.

         The Bank's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Bank manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Bank invests in short-term interest-earning assets, which provide liquidity to meet lending requirements. Assets qualifying for liquidity outstanding at June 30, 1999, amounted to $112.2 million. For additional information about cash flows from the Bank's operating, financing, and investing activities, see Consolidated Statements of Cash Flows included in the Consolidated Financial Statements.

         A major portion of the Bank's liquidity consists of cash and cash equivalents, which are a product of its operating, investing, and financing activities. The primary sources of cash are net income, principal repayments on loans and mortgage-backed securities, and increases in deposit accounts.
Liquidity management is both a daily and long-term function of business management. If the Bank requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds; however, the Bank has never borrowed funds from the FHLB.

         At June 30, 1999, the Bank had outstanding loan commitments of $6.4 million. This amount does not include $16.7 million of undisbursed lines of credit on home equity loans, and the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year at June 30, 1999, totaled $99 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Bank.

         At June 30, 1999, the Bank exceeded OTS capital requirements. Set forth below is a summary of the Bank's compliance with the following OTS capital standards as of June 30, 1999.

                                                                    Minimum          To Be Well Capitalized
                                                                  For Capital        Under Prompt Corrective
                                             Actual            Adequacy Purposes        Action Provisions
                                      -------------------    ---------------------    --------------------
                                       Amount    Ratio(1)     Amount      Ratio(1)     Amount     Ratio(1)
                                       ------    --------     ------      --------     ------     --------
As of June 30, 1999:
  Tier I core capital...............  $46,062     14.1%       $13,109       4.0%      $16,386       >5.0%
  Tier I risk-based capital.........   46,062     28.7          6,418       4.0         9,627       >6.0
  Total risk-based capital..........   48,520     30.2         12,837       8.0        16,046      >10.0

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

Impact of New Accounting Standards

         In June 1998, the FASB issued SFAS No. 133  "Accounting  for Derivative
Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. It is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Initial application of this Statement should be as of the beginning of an entity's fiscal quarter. On that date, hedging relationships must be designated anew and documented pursuant to the provisions of SFAS No. 133. Earlier application of SFAS No. 133 is encouraged but it may not be applied retroactively to financial statements of prior periods. Management has not determined when it will adopt the provisions of SFAS No. 133, but believes that adoption will not have a material effect on the Company's financial position or results of operations.

Capability of the Company's Data Processing Software and Hardware to Accommodate the Year 2000

The following information constitutes "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act.

         The Company relies upon computers for the daily conduct of its business and for data processing generally. There is concern among industry experts that commencing on January 1, 2000, computers will be unable to "read" the new year and there may be widespread computer malfunctions. The Year 2000 ("Y2K") issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that would have date sensitive software may recognize a date during "00" as the year 1900 rather than the year 2000. This could result in a systems failure or miscalculations causing disruptions of operations. The Board of Directors of the Company formed a Y2K Project Team to address how the Bank will prepare for the Y2K. The Project Team, with the strong support and involvement of senior management, developed an Action Plan comprising of five phases; assessment, evaluation, renovation, validation and implementation. The Company has substantially completed all of the five phases for its internal systems. The Company contracts with service bureaus to provide the majority of its data processing and is dependent upon purchased application software. Management believes that all "mission critical" systems have been identified and have been tested for Y2K compliance. Bank personnel have participated with the major provider of our systems in a test of our equipment and our connections to the data center. Some of the smaller systems were tested by other institutions by proxy, as defined by the regulators. The Company believes that the potential effects on operations from Y2K issues can and will be addressed prior to the Y2K. However, unforeseen circumstances could arise, disrupting normal business operations. To this end, the Company has adopted a contingency plan to address alternative methods to enable the Company to continue to offer basic services to its customers. Extensive training of personnel and testing of the contingency plan have begun and will continue throughout 1999. There can be no assurance that the Company's contingency plan will fully mitigate the effects of such potential failures. The Company has contacted its commercial borrowers and has been informed that they are either compliant or in process of becoming compliant in connection with the Year 2000 issue. As commercial loans represent less than 2% of its assets, the Company believes that the effect of the Year 2000 issue on the Company's commercial borrowers will not have an adverse effect on the Company in general. The Company has not incurred any material costs, and management believes that it will incur costs of no more than $25,000 in connection with the Y2K issue, although there can be no assurances in this regard.

Stock Repurchase Plan To Repurchase Common Stock

         As of June 30, 1999, the Company was authorized to repurchase up to 475,000 shares of its Common Stock pursuant to its Stock Repurchase Plan. During the years ended June 30, 1999, and 1998, the Company repurchased 292,736 and 39,205 shares at an average cost of $13.56 and $19.70 per share, respectively.

                        SELECTED QUARTERLY FINANCIAL DATA

         A summary of selected quarterly financial data for the years ended June 30, 1999 and 1998 is as follows:

                                          First            Second             Third           Fourth
                                         Quarter           Quarter           Quarter          Quarter
                                         -------           -------           -------          -------
                                                        (In Thousands Except Per Share Data)
Fiscal 1999
-----------
Interest income..................       $   5,267         $  5,147         $   5,149         $  5,279
Net interest income..............           2,069            1,915             1,904            1,945
Provision for losses.............              29                2                --                8
Income before provision
  for income taxes...............           1,437            1,330             1,268            1,318
Net income.......................             923              856               818              867
                                        =========         ========         =========         ========

Net income per common share:
  Basic..........................       $     .18         $    .17         $     .16         $    .18
  Diluted........................             .18              .17               .16              .18
                                        =========         ========         =========         ========

Fiscal 1998
-----------
Interest income..................       $   5,030         $  5,074         $   5,091         $  5,114
Net interest income..............           2,041            2,047             2,056            1,994
Provision for losses.............               3                8                --              181
Income before provision
  for income taxes...............           1,366            1,292             1,359            1,184
Net income.......................             864              819               864              759
                                        =========         ========         =========         ========

Net income per common share:
  Basic..........................       $     .17         $    .16         $     .17         $    .15
  Diluted........................             .16              .16               .17              .15
                                        =========         ========         =========         ========

                        COMMON STOCK AND RELATED MATTERS

         The Company's common stock is listed on the Nasdaq National Market under the symbol "LFED." As of July 31, 1999, the Company had 5 registered market makers, 499 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 4,810,656 shares outstanding. As of such date, Leeds Federal Bankshares, M.H.C. (the "Mutual Holding Company"), the Company's mutual holding company, held 3,300,000 shares of common stock and stockholders other than the Mutual Holding Company held 1,510,656 shares.

         The following table sets forth market price and dividend information for the common stock or, prior to the completion of the Bank's reorganization into the two-tier mutual holding company structure on January 21, 1998, the Bank's common stock. Information is presented for each quarter of the previous two fiscal years.


   Fiscal Year Ended                                            Cash Dividends
     June 30, 1999                 High             Low            Declared
----------------------        -------------    -------------   ---------------
First quarter                 $   18.88        $   15.50         $    .14
Second quarter                    15.75            11.75              .14
Third quarter                     14.75            12.00              .14
Fourth quarter                    12.50            10.75              .14

   Fiscal Year Ended                                            Cash Dividends
     June 30, 1998                 High             Low            Declared
----------------------        -------------    -------------   ---------------
First quarter                 $   21.51        $   12.76         $    .13
Second quarter                    23.50            20.18              .14
Third quarter                     23.00            21.00              .14
Fourth quarter                    22.50            18.75              .14


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

         OTS regulations impose limitations upon all "capital distributions" by savings institutions, including cash dividends, payments by a savings institution to repurchase or otherwise acquire its stock, payments to stockholders of another savings institution in a cash-out merger, and other distributions charged against capital. The regulations establish a three-tiered system of regulation, with the greatest flexibility being afforded to well-capitalized or Tier 1 savings associations. As of June 30, 1999, the most recent notification categorized the Bank as "well-capitalized." Accordingly, under the OTS capital distribution regulations, the Bank would be permitted to pay, upon notice to the OTS, dividends during any calendar year up to 100 percent of its net income during that calendar year, plus its retained net income for the preceding two years.

         In addition to the foregoing, earnings of the Company appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by the Company on the amount of earnings removed from the reserves for such distributions. The Company intends to make full use of this favorable tax treatment and does not contemplate any distribution by the Company in a manner that would create federal tax liability.

         The Mutual Holding Company has waived the receipt of all dividends paid by the Company. OTS regulations require the Mutual Holding Company to notify the OTS of any proposed waiver of the receipt of dividends. It is the OTS' recent practice to review dividend waiver notices on a case-by case-basis, and, in general, not object to any such waiver if: (i) the mutual holding company's board of directors determines that such a waiver is consistent with such directors' fiduciary duties to the mutual holding company's members; (ii) for as long as the savings association subsidiary is controlled by the mutual holding company, the dollar amount of dividends waived by the mutual holding company is considered as a restriction on the retained earnings of the savings association in a note to the financial statements; (iii) the amount of any dividend waived by the mutual holding company is available for declaration as a dividend solely to the mutual holding company, and, in accordance with SFAS No. 5, where the savings association determines that the payment of such dividend to the mutual holding company is probable, an appropriate dollar amount is recorded as a liability; (iv) the amount of any waived dividend is considered as having been paid by the savings association (and the savings association's capital ratios adjusted accordingly) in evaluating any proposed dividend under OTS capital distribution regulations; and (v) in the event the mutual holding company converts to stock form, the appraisal submitted to the OTS in connection with the conversion application takes into account the aggregate amount of the dividends waived by the mutual holding company.

                             STOCKHOLDER INFORMATION

Annual Meeting
--------------

The Annual Meeting of Stockholders will be held at 4:00 p.m., on November 3, 1999, at the Company's office at 1101 Maiden Choice Lane, Baltimore, Maryland.

Stock Listing
-------------

The Company's Common Stock trades over-the-counter on the Nasdaq National Market under the symbol "LFED."

Special Counsel
---------------

Luse Lehman Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W.
Washington, D.C.  20015


Independent Auditors
--------------------

KPMG LLP
111 South Calvert Street
Baltimore, Maryland  21202


Transfer Agent
--------------

American Stock Transfer and Trust Company
40 Wall Street
New York, New York  10005

Annual Report on Form 10-KSB
----------------------------

A copy of the Company's Form 10-KSB for the fiscal year ended June 30, 1999, will be furnished without charge to stockholders as of September 10, 1999, upon written request to the Secretary, Leeds Federal Bankshares, Inc., 1101 Maiden Choice Lane, Baltimore, Maryland 21229.

                          Independent Auditors' Report



The Board of Directors
Leeds Federal Bankshares, Inc.
Baltimore, Maryland:


We have audited the accompanying consolidated statements of financial condition of Leeds Federal Bankshares, Inc. and subsidiary (the Company) as of June 30, 1999 and 1998, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Leeds Federal Bankshares, Inc. and subsidiary as of June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1999 in conformity with generally accepted accounting principles.

                                        /s/ KPMG LLP

Baltimore, Maryland
August 13, 1999

                         LEEDS FEDERAL BANKSHARES, INC.

                 Consolidated Statements of Financial Condition

                             June 30, 1999 and 1998


                                                          1999          1998
                                                      ------------  -----------
                       Assets

Cash, including interest-bearing deposits of
  $4,964,126 in 1999 and $11,906,061 in 1998 .......  $ 10,057,442   13,675,554
Short-term investments .............................    12,941,254    4,776,681
Secured short-term loans to commercial banks .......    10,011,970   18,405,234
Securities available for sale, amortized cost of
  $2,731,760 and $4,731,760, respectively (note 3) .     6,551,478    7,906,186
Investment securities held to maturity (fair
  value of $63,428,635 in 1999 and $39,896,283
  in 1998) (note 4) ................................    66,167,181   39,984,056
Mortgage-backed securities held to maturity
  (fair value of $10,214,065 in 1999 and
  $16,820,973 in 1998) (note 5) ....................    10,008,111   16,411,813
Loans receivable, net (note 6) .....................   203,886,170  190,181,247
Investment in Federal Home Loan Bank of Atlanta
  stock, at cost (note 10) .........................     1,935,700    2,377,200
Property and equipment, net (note 7) ...............     1,484,620      851,265
Cash surrender value of life insurance (note 11) ...     6,399,473    6,132,929
Accrued interest receivable ........................     1,994,604    1,833,318
Prepaid expenses and other assets ..................       204,020      201,208
                                                      ------------  -----------
                                                      $331,642,023  302,736,691
                                                      ============  ===========

        Liabilities and Stockholders' Equity

Liabilities:
  Savings accounts (note 8) ........................  $274,625,611  245,269,602
  Borrowed funds-- Employee Stock Ownership
    Plan (note 12) .................................       470,813      552,000
  Advance payments by borrowers for taxes,
    insurance and ground rents .....................     5,203,532    5,006,020
  Federal and state income taxes (note 9):
    Currently payable ..............................       107,577      133,676
    Deferred .......................................     1,393,803    1,296,001
  Accrued expenses and other liabilities
    (notes 11 and 13) ..............................     1,336,275    1,171,882
                                                      ------------  -----------
        Total liabilities ..........................   283,137,611  253,429,181
                                                      ------------  -----------
Stockholders' equity (notes 10, 12, 16 and 18):
  Common stock, $1 par value; 20,000,000 shares
    authorized; 5,195,597 shares issued in 1999
    and 1998 .......................................     5,195,597    5,195,597
  Additional paid-in-capital .......................     9,367,161    9,247,010
  Unearned employee stock ownership plan shares ....      (390,682)    (487,891)
  Treasury stock, at cost; 331,941 and 39,205
    shares, respectively ...........................    (4,740,869)    (772,430)
  Retained income, substantially restricted ........    36,734,317   34,162,743
  Accumulated other comprehensive income ...........     2,338,888    1,962,481
                                                      ------------  -----------
        Total stockholders' equity .................    48,504,412   49,307,510
                                                      ------------  -----------
Commitments (notes 11, 12 and 14)
                                                      ------------  -----------
                                                      $331,642,023  302,736,691
                                                      ============  ===========


See accompanying notes to consolidated financial statements.

                         LEEDS FEDERAL BANKSHARES, INC.

           Consolidated Statements of Income and Comprehensive Income

                    Years ended June 30, 1999, 1998 and 1997


                                               1999         1998         1997
                                           -----------   ----------   ----------
Interest income:
  First mortgage and other loans ........  $14,336,211   13,734,747   12,440,362
  Mortgage-backed securities ............      917,074    1,423,221    1,862,074
  Investment securities and short-term
    investments .........................    5,588,307    5,150,921    5,303,280
                                           -----------   ----------   ----------
      Total interest income .............   20,841,592   20,308,889   19,605,716
                                           -----------   ----------   ----------
Interest expense:
  Savings accounts (note 8) .............   12,965,300   12,114,148   11,548,634
  Other .................................       43,489       56,971       64,473
                                           -----------   ----------   ----------
      Total interest expense ............   13,008,789   12,171,119   11,613,107
                                           -----------   ----------   ----------
      Net interest income ...............    7,832,803    8,137,770    7,992,609

Provision for loan losses (note 6) ......       39,412      191,705      151,240
                                           -----------   ----------   ----------

      Net interest income after
        provision for loan losses .......    7,793,391    7,946,065    7,841,369
                                           -----------   ----------   ----------
Noninterest income:
  Service fees and charges ..............      132,219      137,190      130,202
  Other .................................      268,175      212,889      140,288
                                           -----------   ----------   ----------
                                               400,394      350,079      270,490
                                           -----------   ----------   ----------
Noninterest expense:
  Compensation and employee benefits ....    1,573,399    1,769,715    1,528,280
  Occupancy expense .....................      221,527      195,151      197,067
  SAIF deposit insurance premiums
    (note 10) ...........................      222,022      222,147    1,755,113
  Advertising ...........................      127,933      208,165      171,385
  Other .................................      696,020      699,885      636,941
                                           -----------   ----------   ----------
                                             2,840,901    3,095,063    4,288,786
                                           -----------   ----------   ----------
      Income before provision
        for income taxes ................    5,352,884    5,201,081    3,823,073

Provision for income taxes (note 9) .....    1,889,368    1,895,072    1,457,942
                                           -----------   ----------   ----------
      Net income ........................    3,463,516    3,306,009    2,365,131

Other comprehensive income net of tax:
  Unrealized gains on securities
    available-for-sale, net .............      376,407      554,353      687,454
                                           -----------   ----------   ----------
      Comprehensive income ..............  $ 3,839,923    3,860,362    3,052,585
                                           ===========   ==========   ==========
Net income per share of common stock
  (note 17):
    Basic ...............................  $      0.69         0.65         0.46
    Diluted .............................         0.69         0.64         0.46
                                           ===========   ==========   ==========


See accompanying notes to consolidated financial statements.

                         LEEDS FEDERAL BANKSHARES, INC.

                 Consolidated Statements of Stockholders' Equity

                    Years ended June 30, 1999, 1998 and 1997

                                                          Unearned
                                                          employee
                                                           stock                     Retained      Accumu-        Total
                                            Additional   ownership    Treasury        income,    lated other     stock-
                                  Common      paid-in       plan       stock,     substantially   comprehen-    holders'
                                   stock      capital      shares      at cost      restricted   sive income     equity
                                ----------  ----------   ---------   ----------   -------------  -----------   ----------
Balance at June 30, 1996 ....   $5,171,993   8,658,586   (700,380)           --     30,341,307      720,674    44,192,180

Compensation expense--ESOP ..           --      63,663    109,080            --             --           --       172,743

Compensation expense--MRP ...           --      92,287         --            --             --           --        92,287

Amortization of net
  unrealized holding loss ...           --          --         --            --        (15,996)      15,996            --

Other comprehensive income ..           --          --         --            --             --      671,458       671,458

Exercise of stock options ...       10,104      73,442         --            --             --           --        83,546

Dividends ($.72 per share) ..           --          --         --            --       (836,008)          --      (836,008)

Net income ..................           --          --         --            --      2,365,131           --     2,365,131
                                ----------   ---------   --------    ----------     ----------    ---------    ----------
Balance at June 30, 1997 ....    5,182,097   8,887,978   (591,300)           --     31,854,434    1,408,128    46,741,337

Compensation expense--ESOP ..           --     217,378    103,409            --             --           --       320,787

Compensation expense--MRP ...           --      48,234         --            --             --           --        48,234

Other comprehensive income ..           --          --         --            --             --      554,353       554,353

Exercise of stock options ...       13,500      93,420         --            --             --           --       106,920

Dividends ($.55 per share) ..           --          --         --            --       (997,700)          --      (997,700)

Net income ..................           --          --         --            --      3,306,009           --     3,306,009

Purchases of treasury stock .           --          --         --      (772,430)            --           --      (772,430)
                                ----------   ---------   --------    ----------     ----------    ---------    ----------
Balance at June 30, 1998 ....   $5,195,597   9,247,010   (487,891)     (772,430)    34,162,743    1,962,481    49,307,510

Compensation expense--ESOP ..           --     108,244     97,209            --             --           --       205,453

Compensation expense--MRP ...           --      11,907         --            --             --           --        11,907

Other comprehensive income ..           --          --         --            --             --      376,407       376,407

Dividends ($.56 per share) ..           --          --         --            --       (891,942)          --      (891,942)

Net income ..................           --          --         --            --      3,463,516           --     3,463,516

Purchases of treasury stock .           --          --         --    (3,968,439)            --           --    (3,968,439)
                                ----------   ---------   --------    ----------     ----------    ---------    ----------
Balance at June 30, 1999 ....   $5,195,597   9,367,161   (390,682)   (4,740,869)    36,734,317    2,338,888    48,504,412
                                ==========   =========   ========    ==========     ==========    =========    ==========


See accompanying notes to consolidated financial statements.

                         LEEDS FEDERAL BANKSHARES, INC.

                      Consolidated Statements of Cash Flows

                    Years ended June 30, 1999, 1998 and 1997

                                                     1999           1998           1997
                                                 -----------    -----------    -----------
Cash flows from operating activities:
  Net income .................................   $ 3,463,516      3,306,009      2,365,131
  Adjustments to reconcile net income to net
    cash provided by operating activities:
  Amortization of loan fees ..................      (218,168)       (98,772)       (80,728)
  Provision for loan losses ..................        39,412        191,705        151,240
  Accretion of premiums (discounts) on
    investment securities and mortgage-
    backed securities ........................       (10,763)       (18,835)       (54,991)
  Loss (gain) on sale of assets, net .........         2,190         (1,806)            --
  Depreciation ...............................       133,791        125,639        121,209
  Noncash compensation under stock-
    based benefit plans ......................       217,360        369,021        265,030
  Deferred income tax benefit ................      (171,083)       (86,626)      (134,722)
  Increase in accrued interest receivable ....      (161,286)       (44,708)        (2,646)
  Increase (decrease) in income taxes
    currently payable ........................       (26,099)      (202,165)       207,601
  Increase in accrued expenses and
    other liabilities ........................       260,991        329,633         69,472
  Increase in unearned loan fees .............       155,797        110,922        282,353
  Decrease (increase) in prepaid expenses
    and other assets .........................        (2,812)       (14,333)        93,488
  Amortization of net unrealized
    holding loss .............................            --             --        (15,996)
                                                 -----------    -----------    -----------
      Net cash provided by
        operating activities .................     3,682,846      3,965,684      3,266,441
                                                 -----------    -----------    -----------
Cash flows from investing activities:
  Purchases of securities available for sale .    (1,000,000)    (1,175,000)      (300,000)
  Maturities of securities available for sale      3,000,000      2,200,000             --
  Purchase of investment securities
    held to maturity .........................   (69,225,000)   (35,903,264)    (6,399,906)
  Maturity of investment securities
    held to maturity .........................    43,041,421     38,888,255     14,728,283
  Sale of Federal Home Loan Bank of
    Atlanta stock ............................       441,500             --             --
  Loan disbursements, net of repayments ......   (13,681,964)   (16,289,600)   (22,372,160)
  Mortgage-backed securities held to
    maturity principal repayments ............     6,414,919      5,769,485      6,790,616
  Purchases of property and equipment ........      (769,336)      (117,276)       (34,267)
  Sale of property and equipment .............            --          6,001             --
  Investment in life insurance policies ......      (266,544)    (2,979,736)      (134,662)
  Sale of ground rents owned .................            --         39,500          1,600
                                                 -----------    -----------    -----------
      Net cash used in investing activities ..   (32,045,004)    (9,561,635)    (7,720,496)
                                                 -----------    -----------    -----------

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                      Consolidated Statements of Cash Flows

                    Years ended June 30, 1999, 1998 and 1997

                                                     1999           1998           1997
                                                 -----------    -----------    -----------
Cash flows from financing activities:
  Payment of dividends .......................      (988,540)      (973,322)      (836,008)
  Repayment of borrowed funds ................       (81,187)       (96,000)       (96,000)
  Net increase in savings accounts ...........    29,356,009     12,679,593     10,443,991
  Increase in advance payments
    by borrowers for taxes, insurance and
    ground rents .............................       197,512        201,960        243,568
  Purchases of treasury stock ................    (3,968,439)      (772,430)            --
  Exercise of stock options ..................            --        106,920         83,546
                                                 -----------    -----------    -----------
      Net cash provided by
        financing activities .................    24,515,355     11,146,721      9,839,097

      Net increase (decrease) in cash
        and cash equivalents .................    (3,846,803)     5,550,770      5,385,042

Cash and cash equivalents at beginning of year    36,857,469     31,306,699     25,921,657
                                                 -----------    -----------    -----------
Cash and cash equivalents at end of year .....   $33,010,666     36,857,469     31,306,699
                                                 ===========    ===========    ===========


See accompanying notes to consolidated financial statements.

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


(1) Description of business, Summary of Significant Accounting Policies and Other Matters

     (a)  Description of Business and Reorganization

          Leeds Federal Bankshares, Inc. (the Company) is a federally chartered corporation which owns all of the issued and outstanding common stock of Leeds Federal Savings Bank (the Bank), a federally-chartered savings bank that conducts its operations from a single facility in Arbutus in Baltimore County, Maryland. At June 30, 1999, approximately 64% of the issued shares of common stock of the Company were held by Leeds Federal Bankshares, M.H.C. (MHC), a federal mutual holding company.

          The  primary  business  of  the  Bank  is  attracting   deposits  from
          individuals and corporate customers and originating mortgage loans secured by residential real estate properties. The Bank is subject to competition from other financial institutions in attracting and retaining deposits and in making loans. The Bank is also subject to the regulations of certain agencies of the federal government and undergoes periodic examinations by those agencies.

     (b)  Basis of Presentation

          The consolidated financial statements include the accounts of the Company, the Bank and its wholly owned subsidiary, Leeds Investment Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

          In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the statements of financial condition and the reported amounts of income and expenses for the periods. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. In connection with this determination, management obtains independent appraisals for significant properties and prepares fair value analyses as appropriate.

          Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in the state of Maryland. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

     (c)  Short-Term Investments

          Short-term investments, which consist of money market accounts, are carried at cost which approximates fair value.

     (d)  Secured Short-Term Loans to Commercial Banks

          Secured short-term loans to commercial banks, which consist of Federal funds sold, are carried at cost which approximates fair value. Generally, Federal funds are purchased and sold for one-day periods.

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


     (e)  Property and Equipment

          Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Additions and betterments are capitalized, and charges for repairs and maintenance are expensed as incurred. The related cost and accumulated depreciation are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income.

     (f)  Loan Fees

          Loan origination and commitment fees are deferred and amortized into income over the contractual lives of the related loans using the interest method. Under certain circumstances, commitment fees are recognized over the commitment period or upon the expiration of the commitment. Direct loan origination costs are deferred and recognized as a reduction of yield over the contractual lives of the related loans using the interest method. Deferred fees and costs are combined where applicable and the net amount is amortized.

     (g)  Real Estate Owned

          Real estate acquired through foreclosure is initially recorded at the lower of cost or fair value and subsequently at the lower of cost or fair value, less estimated costs to sell. Costs relating to holding real estate are charged against income, while costs relating to improving real estate are capitalized until a salable condition is reached.

     (h)  Income Taxes

          Deferred income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized, with certain exceptions, for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence, including tax planning strategies and other factors. The effects of changes in tax laws or rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date.

          Qualified thrift lenders such as the Bank are not required to provide a deferred tax liability for bad debt reserves for tax purposes that arose in fiscal years beginning before December 31, 1987. Such bad debt reserve for the Bank amounted to approximately $7,100,000 with an income tax effect of approximately $2,700,000 at June 30, 1999. This bad debt reserve would become taxable if certain conditions are met by the Bank.

     (i)  Loans Receivable

          Loans are stated at the amount of unpaid principal reduced by unearned income and the allowance for credit losses. Interest on loans is not accrued when, in the opinion of management, full collection of principal or interest is in doubt, or payment of principal or interest has become 90 days past due. Interest accrued prior to a loan becoming 90 days past due is not retained in income. Any interest ultimately collected on such loans is recorded in income in the period of recovery.

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


          The provision for losses on loans is determined based on management's review of the loan portfolio and analyses of borrowers' ability to pay, past collection experience, risk characteristics of individual loans or groups of similar loans and underlying collateral, current economic conditions, the status of nonperforming loans, and other relevant factors. Loans or portions thereof are charged off when considered, in the opinion of management, uncollectible.

          A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In accordance with SFAS No. 114 Accounting by Creditors for Impairment of a Loan (SFAS No. 114), impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment is recognized through a valuation allowance. SFAS No. 114 does not apply to large groups of smaller balance homogenous loans, including residential mortgage loans and consumer installment loans, that are collectively evaluated for impairment.

     (j)  Investment Securities and Mortgage-Backed Securities

          Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Debt securities not classified as held to maturity and equity securities with readily determinable fair values are classified as trading securities if bought and held principally for the purpose of selling them in the near term. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Investments not classified as held to maturity or trading are considered available for sale and are reported at fair value with unrealized gains and losses, net of the related tax effects, excluded from income and reported as an item of other comprehensive income until realized. Fair value is determined based on bid prices published in financial newspapers or bid quotations received from securities dealers. Realized gains or losses on the sales of investments are determined using the specific identification method. Gains and losses on sales of securities are recognized at the time of sale. Premiums and discounts on investment and mortgage-backed securities are amortized over the term of the security using methods that approximate the interest method.

     (k)  Stock-Based Compensation

          The Company uses the intrinsic value method to account for stock-based employee compensation plans. Under this method, compensation cost is recognized for awards of shares of common stock to employees only if the quoted market price of the stock at the grant date (or other measurement date, if later) is greater than the amount the employee must pay to acquire the stock. Compensation cost is recorded on a pro-rata basis as the employees perform the services required to acquire the stock.

          The Company has established an Employee Stock Ownership Plan (ESOP) for its employees. The Company recognizes the costs associated with the ESOP in accordance with provisions of AICPA Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. Accordingly, compensation expense is recorded based on the market value of shares committed-to-be-released to the ESOP for allocation to participants for services rendered.

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


     (l)  Comprehensive Income

          Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No.
          130). SFAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components in financial statements. Comprehensive income includes all changes in stockholders' equity during a period, except those relating to investments by and distributions to stockholders. The Company's comprehensive income consists of net earnings and unrealized gains and losses on securities available for sale and is presented in the statements of income and comprehensive income. Accumulated other comprehensive income is displayed as a separate component of stockholders' equity.

     (m)  Cash Equivalents and Cash Flow Information

          For purposes of the consolidated statement of cash flows, all highly liquid investments with original maturities of three months or less are considered to be cash equivalents. Cash equivalents include interest bearing deposits, money market accounts, secured short-term loans to commercial banks and securities purchased under agreements to resell.

          The Company made income tax payments of approximately $2,169,000, $2,184,000 and $1,375,000 in 1999, 1998 and 1997, respectively. The
          Company paid approximately $13,012,000, $12,159,000 and $11,613,000 in interest on deposits and other borrowings in 1999, 1998 and 1997, respectively.

     (n)  Reclassifications

          Certain amounts for 1998 and 1997 have been reclassified to conform to the 1999 presentation.

(2)  Securities Purchased Under Agreements to Resell

     The Bank periodically purchases securities under agreements to resell (repurchase agreements). The amounts advanced under the agreements represent short-term loans and are reflected as short-term investments in the consolidated statements of financial condition.

     The securities underlying the agreements are generally book entry securities which are delivered by appropriate entry in the Bank's account maintained at a commercial bank under a written custodial agreement that explicitly recognizes the Bank's interest in the securities. There were no securities purchased under agreements to resell at June 30, 1999 or 1998 and the Bank did not enter into any repurchase agreements in 1999. Securities purchased under agreements to resell averaged $3,412,000 and $3,654,000 during 1998 and 1997, respectively. The maximum amounts outstanding at any month-end were $7,036,728 and $5,517,903 during 1998 and 1997, respectively.

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


(3)  Securities Available for Sale

     The amortized cost and fair value of securities available for sale are summarized as follows at June 30:

                                                                  1999
                                           -------------------------------------------------
                                                           Gross        Gross
                                            Amortized   unrealized   unrealized
                                              cost         gains       losses     Fair value
                                           ----------   ----------   ----------   ----------
U.S. government and agency obligations
  due:
    Beyond 5 years but within 10 years .   $  500,000          938         --       500,938
    Beyond 10 years ....................    2,075,000           --    (42,956)    2,032,044
Other equity securities ................      100,000           --    (32,000)       68,000
Federal Home Loan Mortgage Corporation
  preferred stock ......................       56,760    3,893,736         --     3,950,496
                                           ----------   ----------    -------     ---------
                                           $2,731,760    3,894,674    (74,956)    6,551,478
                                           ==========   ==========    =======     =========

                                                                  1998
                                           -------------------------------------------------
                                                           Gross        Gross
                                            Amortized   unrealized   unrealized
                                              cost         gains       losses     Fair value
                                           ----------   ----------   ----------   ----------
U.S. government and agency obligations
  due:
    Beyond 5 years but within 10 years .   $2,800,000       16,917         --     2,816,917
    Beyond 10 years ....................    1,875,000        8,748         --     1,883,748
Federal Home Loan Mortgage Corporation
  preferred stock ......................       56,760    3,148,761         --     3,205,521
                                           ----------   ----------    -------     ---------
                                           $4,731,760    3,174,426         --     7,906,186
                                           ==========   ==========    =======     =========

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


(4)  Investment Securities Held to Maturity

     The amortized cost and fair value of investment securities are summarized as follows at June 30:

                                                     1999
                               -------------------------------------------------
                                               Gross        Gross
                               Amortized    unrealized   unrealized
                                 cost          gains       losses     Fair value
                              -----------   ----------   ----------   ----------
U.S. Government and agency
  obligations .............   $66,167,181      47,331    (2,785,877)  63,428,635
                              ===========     =======    ==========   ==========


                                                     1998
                               -------------------------------------------------
                                               Gross        Gross
                               Amortized    unrealized   unrealized
                                 cost          gains       losses     Fair value
                              -----------   ----------   ----------   ----------
U.S. Government and agency
  obligations .............   $39,984,056     122,160      (209,933)  39,896,283
                              ===========     =======    ==========   ==========


Investment securities mature as follows at June 30:

                                       1999                       1998
                             ------------------------   ------------------------
                              Amortized                  Amortized
                                 cost      Fair value       cost      Fair value
                             -----------   ----------   -----------   ----------
Due within 12 months .....   $   575,879      575,879    2,491,898     2,489,368
Due beyond 12 months
  but within 5 years .....     1,600,000    1,633,283    3,800,000     3,850,700
Due beyond 5 years
  but within 10 years ....     2,000,000    1,941,710    5,065,000     5,044,285
Due beyond 10 years ......    61,991,302   59,277,763   28,627,158    28,511,930
                             -----------   ----------   ----------    ----------
                             $66,167,181   63,428,635   39,984,056    39,896,283
                             ===========   ==========   ==========    ==========

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


(5)  Mortgage-Backed Securities Held to Maturity

     The amortized cost and fair value of mortgage-backed securities are summarized as follows at June 30:

                                                              1999
                                       --------------------------------------------------
                                                        Gross        Gross
                                        Amortized    unrealized   unrealized
                                           cost         gains       losses     Fair value
                                       -----------   ----------   ----------   ----------
Government National Mortgage
  Association ......................   $ 6,676,664     168,976           --     6,845,640
Federal National Mortgage
  Association ......................     1,478,778      10,523           --     1,489,301
Federal Home Loan Mortgage
  Corporation ......................     1,245,714      16,047           --     1,261,761
Collateralized Mortgage Obligation--
  FNMA REMIC .......................       606,955      10,408           --       617,363
                                       -----------     -------      -------    ----------
                                       $10,008,111     205,954           --    10,214,065
                                       ===========     =======      =======    ==========

                                                              1998
                                       --------------------------------------------------
                                                        Gross        Gross
                                        Amortized    unrealized   unrealized
                                           cost         gains       losses     Fair value
                                       -----------   ----------   ----------   ----------
Government National Mortgage
  Association ......................   $ 9,572,963     321,723           --     9,894,686
Federal National Mortgage
  Association ......................     2,597,401      43,028           --     2,640,429
Federal Home Loan Mortgage
  Corporation ......................     2,481,929      35,557           --     2,517,486
Collateralized Mortgage Obligation--
  FNMA REMIC .......................     1,759,520       8,852           --     1,768,372
                                       -----------     -------      -------    ----------
                                       $16,411,813     409,160           --    16,820,973
                                       ===========     =======      =======    ==========


                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


     Contractual maturities of mortgage-backed securities are summarized as follows at June 30:

                                       1999                       1998
                             ------------------------   ------------------------
                              Amortized                  Amortized
                                 cost      Fair value       cost      Fair value
                             -----------   ----------   -----------   ----------
Due within 12 months .....   $   270,147      270,724    1,124,638     1,127,061
Due beyond 12 months
  but within 5 years .....       314,843      324,889    1,007,709     1,028,060
Due beyond 5 years but
  within 10 years ........     2,408,873    2,433,826    3,417,449     3,487,855
Beyond 10 years ..........     7,014,248    7,184,626   10,862,017    11,177,997
                             -----------   ----------   ----------    ----------
                             $10,008,111   10,214,065   16,411,813    16,820,973
                             ===========   ==========   ==========    ==========


(6)  Loans Receivable

     Loans receivable are summarized as follows at June 30:

                                                        1999             1998
                                                    ------------     -----------
First mortgage loans:
  One-to-four family residential ...............    $186,040,721     167,421,983
  Commercial ...................................       2,500,000       3,738,433
  Construction .................................       3,284,893       4,730,199
                                                    ------------     -----------
                                                     191,825,614     175,890,615
Home equity loans ..............................      11,454,227      12,768,944
Loans secured by savings accounts ..............         436,745         438,831
Consumer loans .................................       3,539,664       4,632,750
                                                    ------------     -----------
                                                     207,256,250     193,731,140

Less:
  Allowance for loan losses ....................         725,152         722,860
  Unearned loan fees ...........................         739,800         802,171
  Undisbursed portion of loans in process ......       1,905,128       2,024,862
                                                    ------------     -----------
      Loans receivable, net ....................    $203,886,170     190,181,247
                                                    ============     ===========


     Substantially all of the loans receivable are mortgage loans secured by residential real estate properties located in the state of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness, the loan to value ratio and other relevant factors. The Bank generally does not lend more than 80% of the appraised value of a property and requires private mortgage insurance

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


     on residential mortgages with loan-to-value ratios in excess of 80%. In addition, the Bank generally obtains personal guarantees of repayment from borrowers and/or others for construction and commercial loans and disburses the proceeds of construction and similar loans only as work progresses on the related property.

     Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Bank's lending area.

     Nonaccrual loans totaled approximately $2,764,000 and $2,519,000 at June 30, 1999 and 1998, respectively. For the years ended June 30, 1999, 1998 and 1997, the amount of interest income that would have been recorded on loans in nonaccrual status at year end had such loans performed in accordance with their terms was approximately $286,000, $281,000 and $7,000, respectively. The actual interest income recorded on these loans for the years ended June 30, 1999, 1998 and 1997 was approximately $193,000, $211,000 and $4,000, respectively. At June 30, 1999 the Bank has one impaired loan with an unpaid principal balance and average balance of approximately $2,500,000. No interest income was recognized on this loan during impairment and an allocation of approximately $250,000 was included in the allowance for losses on loans relating to this loan at June 30, 1999.

     Activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                 1999         1998        1997
                                               --------     -------     -------
Beginning balance .........................    $722,860     536,280     374,797
Provision for loan losses .................      39,412     191,705     151,240
Charge-offs ...............................     (37,120)     (5,125)    (19,757)
Transfer from provision for loss on deposit          --          --      30,000
                                               --------     -------     -------
Ending balance ............................    $725,152     722,860     536,280
                                               ========     =======     =======

(7)  Property and Equipment

     Property and equipment are summarized as follows at June 30:

                                                                     Useful life
                                               1999         1998       in years
                                            ----------   ---------   -----------
Land ....................................   $  729,749      68,449            --
Building and improvements ...............      925,789     864,388      50 years
Furniture, fixtures and equipment .......      988,019     948,766    3-10 years
                                            ----------   ---------    ==========
      Total, at cost ....................    2,643,557   1,881,603

Less accumulated depreciation ...........    1,158,937   1,030,338
                                            ----------   ---------
      Property and equipment, net .......   $1,484,620     851,265
                                            ==========   =========

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


(8)  Savings Accounts

     Savings accounts are summarized as follows at June 30:

                            Weighted
                            average
                              rate               1999                1998
                         -------------    -----------------   -----------------
  Type of Account        1999     1998       Amount      %       Amount      %
  ---------------        ----     ----    ------------  ---   ------------  ---
Certificates ..........  5.35%    5.66%   $181,657,046   66%  $151,731,316   62%
Anniversary bonus .....  3.33%    3.33%      4,466,317    2      5,106,781    2
Money Market ..........  4.68%    4.78%     61,368,492   22     63,792,586   26
Passbook ..............  3.15%    3.35%     20,160,926    7     18,352,118    7
NOW and demand ........  1.99%    1.86%      6,972,830    3      6,286,801    3
                         ----     ----    ------------  ---   ------------  ---
                                          $274,625,611  100%  $245,269,602  100%
                                          ============  ===   ============  ===

Certificate accounts mature as follows:
  Within 12 months ....................   $ 98,562,974   54%  $ 91,165,891   60%
  12 to 24 months .....................     65,163,034   36     44,366,567   29
  24 to 36 months .....................     10,891,676    6     10,046,627    7
  36 to 48 months .....................      3,705,841    2      3,118,966    2
  48 to 60 months .....................      3,333,521    2      3,033,265    2
                                          ------------  ---   ------------  ---
                                          $181,657,046  100%  $151,173,316  100%
                                          ============  ===   ============  ===

     At June 30, 1999 and 1998, the Bank had customer deposits in savings accounts of $100,000 or more of approximately $58,989,000 and $48,655,000, respectively.

     Interest expense on savings accounts consists of the following for the years ended June 30:

                                           1999           1998           1997
                                       -----------     ----------     ----------
Time deposits ......................   $ 9,132,231      7,905,150      7,212,849
Checking and money market ..........     3,237,150      3,607,568      3,734,784
Passbook and other .................       595,919        601,430        601,001
                                       -----------     ----------     ----------
                                       $12,965,300     12,114,148     11,548,634
                                       ===========     ==========     ==========

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


(9)  Income Taxes

     The provision for income taxes is comprised of the following for the years ended June 30:


                                        1999             1998            1997
                                     ----------       ---------       ---------
Current:
  Federal .......................    $1,852,003       1,767,197       1,326,458
  State .........................       208,448         214,501         266,206
                                     ----------       ---------       ---------
                                      2,060,451       1,981,698       1,592,664
                                     ----------       ---------       ---------
Deferred:
  Federal .......................      (140,074)        (70,925)       (110,303)
  State .........................       (31,009)        (15,701)        (24,419)
                                     ----------       ---------       ---------
                                       (171,083)        (86,626)       (134,722)
                                     ----------       ---------       ---------
                                     $1,889,368       1,895,072       1,457,942
                                     ==========       =========       =========


     The net deferred tax liability at June 30, 1999 and 1998 consists of total deferred tax assets of $729,237 and $793,358, respectively, and total deferred tax liabilities of $2,123,040 and $2,089,359, respectively. The tax effects of temporary differences between the financial reporting and income tax basis of assets and liabilities relate to the following at June 30:


                                                         1999           1998
                                                     -----------     ----------
Tax bad debt reserve in excess of base year .....    $  (299,897)      (399,863)
Allowance for losses on loans ...................        280,054        279,169
Federal Home Loan Bank stock dividends ..........       (304,291)      (373,687)
Compensation plans ..............................        324,927        320,662
Unrealized gains on securities
 available for sale, net ........................     (1,480,830)    (1,211,945)
Other, net ......................................         86,234         89,663
                                                     -----------     ----------
                                                     $(1,393,803)    (1,296,001)
                                                     ===========     ==========


                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


     Reconciliations between the provisions for income taxes computed by multiplying income before income taxes by the statutory Federal income tax rate (34%) and the actual provisions for income taxes are as follows for the years ended June 30:

                                            1999           1998          1997
                                         ----------     ---------     ---------
Federal income taxes at
  statutory rate .....................   $1,819,981     1,768,368     1,299,845
State income taxes, net of
  Federal income tax benefit .........      114,054       131,208       159,579
Other, net ...........................      (44,667)       (4,504)       (1,482)
                                         ----------     ---------     ---------
                                         $1,889,368     1,895,072     1,457,942
                                         ==========     =========     =========

(10) Regulatory Matters

     The Federal Deposit Insurance Corporation, through the Savings Association Insurance Fund (SAIF), insures deposits of accountholders up to $100,000. The Bank pays an annual premium to provide for this insurance. The Bank is also a member of the Federal Home Loan Bank System and is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta (FHLB) equal to at least 1% of the unpaid principal balances of its residential mortgage loans, .3% of its total assets or 5% of its outstanding advances from the Bank, whichever is greater. Purchases and sales of stock are made directly with the FHLB at par value.

     During 1997, the Bank paid a special assessment of approximately $1,383,000 as a result of the federally mandated recapitalization of the SAIF. The assessment was required of substantially all SAIF-insured depository institutions and was charged to non-interest expense.

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (as defined in the regulations and as set forth in the table below, as defined). Management believes, as of June 30, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

     As of June 30, 1999, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


     Regulatory capital amounts and ratios for the Bank are as follows (in thousands):

                                                                                   To Be Well
                                                              Minimum              Capitalized
                                                                For               Under Prompt
                                                              Capital              Corrective
                                                             Adequacy                Action
                                            Actual           Purposes              Provisions
                                       ---------------    --------------    ------------------------
                                        Amount   Ratio    Amount   Ratio    Amount        Ratio
                                       -------   -----    ------   -----    ------   ---------------
As of June 30, 1999:
  Tier I core capital(a) ............  $46,062   14.06%   13,109   4.00%    16,386   greater than  5%
  Tier I risk-based capita(b) .......   46,062   28.71%    6,418   4.00%     9,627   greater than  6%
  Total risk-based capital(b) .......   48,520   30.24%   12,837   8.00%    16,046   greater than 10%

As of June 30, 1998:
  Tier I core capital(a) ............  $47,346   15.80%   11,985   4.00%    14,982   greater than  5%
  Tier I risk-based capital(b) ......   47,346   32.76%    5,781   4.00%     8,672   greater than  6%
  Total risk-based capital(b) .......   48,069   33.26%   11,563   8.00%    14,453   greater than 10%
                                       =======   =====    ======   ====     ======   ===============

----------
(a)  Percentage of capital to ending assets.
(b)  Percentage of risk-based capital to ending risk-weighted assets.


(11) Retirement Benefit and Deferred Compensation Plans

     The Bank has a 401(k) Employee Investment Plan covering substantially all employees. Participation is voluntary and employee contributions are based on a percentage of compensation, ranging from a minimum of 1% to a maximum of 10%. The Bank matches the employee's contribution not to exceed 6% of compensation or a maximum of $2,400 annually. The Bank's contributions were $37,936, $34,432 and $29,565 for the years ended June 30, 1999, 1998 and
     1997, respectively.

     The Bank has a supplemental retirement income plan (SERP) for executive officers. The SERP supplements the 401(k) plan to bring officer retirement benefits up to targeted levels (2% for each year of service, not to exceed 70% of final salary). In addition, the SERP provides death benefit protection for officers' beneficiaries. The cost of each participant's retirement benefits is accrued over the participant's active employment. The accrued liability under the SERP was $203,973 and $184,723 as of June 30, 1999 and 1998, respectively. Compensation cost related to the SERP was $118,640, $116,468 and $103,877 for the years ended June 30, 1999, 1998 and
     1997, respectively.

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


     The Bank also has a deferred compensation agreement with one officer to provide certain death and retirement benefits. The benefits payable are accrued annually by charges to income amounting to $1,383 in 1999, 1998 and 1997. The accrued liability for these benefits amounted to $29,593 and $28,210 at June 30, 1999 and 1998, respectively, and is included in accrued expenses and other liabilities.

     In 1997, the Bank established a Directors Retirement Plan which is a nonqualified plan for income tax purposes. Under the plan, each director will be paid 75% of annual directors' fees for ten years or until death after retirement. The benefits payable are accrued annually and are based on the retirement age selected by each director and an assumed 4% increase in annual fees until retirement. The accrued liability under this plan was $269,010 and $151,352 at June 30, 1999 and 1998, respectively, and is included in accrued expenses and other liabilities. Compensation cost related to this plan was $117,658, $105,414 and $45,938 for the years ended June 30, 1999, 1998 and 1997, respectively.

     The Bank also has an optional plan for the deferral of directors' fees which is nonqualified for income tax purposes. The accrued liability under this plan was $410,187 and $348,367 at June 30, 1999 and 1998, respectively, and is included in accrued expenses and other liabilities.

     The Bank has invested in whole-life insurance policies on the lives of the individual participants for purposes of providing income and assets in the future to offset the costs of the officers and directors' plans. The life insurance companies and related investments are as follows at June 30:

                                                           1999           1998
                                                        ----------     ---------
     Transamerica .................................     $3,341,297     3,218,642
     American General .............................      1,969,051     1,885,608
     Connecticut Mutual ...........................        608,533       578,777
     Pacific Mutual ...............................        480,592       449,902
                                                        ----------     ---------
                                                        $6,399,473     6,132,929
                                                        ==========     =========

(12) Stock-Based Benefit Plans

     Employees who attain the age of 21 and complete one year of service with the Bank are eligible to participate in the Company's ESOP. Participants are 100% vested in their accounts after five years of service with the Bank or, if earlier, upon death, disability or attainment of normal retirement age. Participants received credit for service with the Bank prior to the establishment of the ESOP.

     In 1994 the ESOP borrowed $960,000 from an unrelated third party lender under a ten year loan bearing interest at the Federal funds rate plus 2.5% per annum, with payments of principal and interest due quarterly. Annual principal payments are $96,000. The proceeds of the loan were used by the ESOP to acquire 144,000 shares of the Bank's common stock upon its conversion to a capital stock form of organization. The ESOP holds the common stock in a trust for allocation among participating employees, which occurs as the ESOP repays the loan. The ESOP's sources of repayment

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


     of the loan are dividends on the common stock, if any, either held in trust or allocated to the participants' accounts, and quarterly contributions from the Bank to the ESOP and earnings thereon. For the years ended June 30, 1999, 1998 and 1997 the Bank made contributions to the ESOP of $134,790, $146,944 and $153,895, respectively.

     The debt of the ESOP is recorded as debt of the Company and the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial condition. Dividends on allocated shares are recorded as a reduction of retained earnings; dividends on unallocated shares are recorded as a reduction of debt and accrued interest. The Bank recognized interest expense of $38,790, $50,944 and $57,895, respectively, and compensation expense of $205,453, $320,787 and $172,743, respectively, related to the ESOP for the years ended June 30, 1999, 1998 and 1997. Dividends on ESOP shares used for debt service were $40,963, $48,380 and $50,204 for the years ended June 30, 1999, 1998 and 1997, respectively. The related tax benefits to the Bank for dividends paid to the ESOP were not material. The ESOP shares as of June 30 were as follows:

                                                            1999          1998
                                                          --------     ---------
     Allocated shares ...............................       78,417        63,286
     Shares earned, but unallocated .................        7,466         7,587
     Unearned shares ................................       58,117        73,127
                                                          --------     ---------
                                                           144,000       144,000
                                                          --------     ---------
     Fair value of unearned shares at June 30 .......     $639,287     1,334,568
                                                          ========     =========

     In 1994 the Company established a Management Recognition Plan (MRP) to retain personnel of experience and ability in key positions of responsibility. Under the MRP, members of the Board of Directors and certain executive officers of the Company were issued a total of 72,000 shares of common stock. Participants become one-fifth vested in the shares awarded on January 1 of each year from 1995 to 1999. Compensation expense related to the MRP was $11,907, $48,234 and $92,287 for the years ended June 30, 1999, 1998 and 1997, respectively.

(13) Postretirement Benefits Other Than Pensions

     The Bank offers a postretirement health care benefit plan to certain Directors and employees. Net costs of the plan were $46,000 for each of the years ended June 30, 1999, 1998 and 1997. The accrued liability for these benefits was $147,000 and $112,000 at June 30, 1999 and 1998, respectively, and is included in accrued expenses and other liabilities.


                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


(14) Financial Instruments

     The Bank's exposure to credit loss in the event of nonperformance by the other party to a financial instrument is represented by the contract amount of the financial instrument. The Bank uses the same credit policies in making commitments for off-balance-sheet financial instruments as it does for on-balance-sheet financial instruments. Financial instruments with off-balance-sheet risk are as follows at June 30, 1999:

                                                                       Contract
                                                                        amount
                                                                     -----------
     Undisbursed lines of credit on home equity loans ...........    $16,729,000
     Residential mortgage loans to be funded ....................      6,377,000
                                                                     -----------
                                                                     $23,106,000
                                                                     ===========

     The Bank had outstanding mortgage loan commitments, exclusive of the undisbursed portion of loans in process, of approximately $6,129,000 for fixed rate loans and $248,000 for floating rate loans at June 30, 1999. The interest rate range on fixed rate mortgage loan commitments was 6.38% to 7.38% and all commitments expire within one year.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. The Bank evaluates each customer's creditworthiness on a case-by-case basis.

     The Bank has an unsecured line of credit with a commercial bank for up to $2 million. There were no borrowings outstanding as of June 30, 1999.


                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


(15) Disclosures About Fair Value of Financial Instruments

     The carrying value and estimated fair value of financial instruments are summarized as follows at June 30:

                                               1999                        1998
                                    -------------------------   -------------------------
                                      Carrying        Fair        Carrying        Fair
                                       amount        value         amount        value
                                    -----------   -----------   -----------   -----------
Assets:
  Cash and interest-bearing
    deposits ....................   $10,057,442    10,057,000    13,675,554    13,676,000
  Short-term investments ........    12,941,254    12,941,000     4,776,681     4,777,000
  Secured short-term loans to
    commercial banks ............    10,011,970    10,012,000    18,405,234    18,405,000
  Securities available for sale .     6,551,478     6,551,000     7,906,186     7,906,000
  Investment securities .........    66,167,181    63,429,000    39,984,056    39,896,000
  Mortgage-backed securities ....    10,008,111    10,214,000    16,411,813    16,821,000
  Loans receivable ..............   203,886,170   202,890,000   190,181,247   193,438,000
  Accrued interest receivable ...     1,994,604     1,995,000     1,833,318     1,833,000

Liabilities:
  Savings accounts ..............   274,625,611   275,218,000   245,269,602   245,777,000
  Borrowed funds ................       470,813       471,000       552,000       552,000
  Advances payments by
    borrowers for taxes,
    insurance and ground rents ..   $ 5,203,532     5,204,000     5,006,020     5,006,000
                                    ===========   ===========   ===========   ===========

     Fair value estimates and the methods and assumptions used to determined them are set forth below.

     (a)  Cash, Cash Equivalents, Investments and Mortgage-Backed Securities

          For cash and cash equivalents, the carrying value approximates fair value due to the short maturity of these instruments. The fair values of U.S. Government and agency obligations, equity securities and mortgage-backed securities are estimated based on published bid prices or bid quotations received from securities dealers. The fair value of Federal Home Loan Bank stock is estimated to be equal to its carrying amount since it is not a publicly traded equity security, it has an adjustable dividend rate and all transactions in the stock are executed at the stated par value.


                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


     (b)  Loans Receivable

          The fair value of loans receivable is estimated by discounting future cash flows using current rates for which similar loans would be made to borrowers.

     (c) Savings Accounts, Borrowed Funds and Advance Payments by Borrowers for Taxes, Insurance and Ground Rents

          The fair value of savings accounts, other than certificate accounts, and advance payments by borrowers for taxes, insurance and ground rents is the amount payable on demand at June 30. The fair value of certificate accounts is based on the lower of redemption value (net of penalty) or the discounted value of contractual cash flows. Discount rates for certificates of deposit are estimated using the rates currently offered by the Bank for accounts with similar remaining maturities. Borrowed funds are considered to be at fair value due to their adjustable rate nature.

     (d)  Commitments to Extend Credit

          The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of unrecognized financial instruments is estimated to equal their carrying value.

(16) Stockholders' Equity

     In March 1994, the members of Leeds Federal Savings Association (the Association) approved a plan of reorganization from a mutual savings association to a mutual holding company. Pursuant to the plan of reorganization the Association transferred substantially all of its assets and all of its liabilities to a new federally-chartered stock savings association which became a wholly owned subsidiary of MHC. The reorganization was consummated on April 29, 1994.

     The principal purpose of the organization was to organize the Association into a corporate form so that it would have more flexibility to raise capital, diversify operations and establish employee incentive plans. Under the terms of the reorganization, the membership rights of the Association's members became rights in the mutual holding company and the Company has the authority to issue shares of capital stock to persons other than MHC for up to 49.9% (a minority ownership interest) of the shares issued and outstanding.

     OTS regulations impose limitations on all capital distributions by savings institutions. Capital distributions include cash dividends, payments to repurchase or otherwise acquire the savings association's share, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The regulations establish three tiers of institutions. An institution, such as the Bank, that exceeds all capital requirements before and after a proposed capital distribution ("Tier 1 institution") may, after prior notice but without the approval of the OTS, make capital distributions during a year up to 100% of its net income to date during the year plus its retained net income for the preceding two years. Any additional capital distributions require OTS approval.


                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


     MHC has waived receipt of its quarterly dividends, thereby reducing the actual dividend payout by the Company in 1999 and prior years. The dividends waived by MHC are considered as a restriction on the retained earnings of the Bank. The amount of any dividend waived by MHC is available for declaration as a dividend solely to MHC. At June 30, 1999, the cumulative amount of such waived dividends was $7,781,400.

     At June 30, 1999, the Company was authorized to repurchase up to 475,000 shares of common stock pursuant to its repurchase plan. During the years ended June 30, 1999 and 1998, the Company purchased 292,736 and 39,205 shares, respectively, at an average cost per share of $13.56 and $19.70, respectively.

(17) Net Income Per Share of Common Stock

     Basic earning per share (EPS) is calculated by dividing net income by the weighted average number of common shares outstanding for the applicable period. Diluted EPS is calculated after adjusting the numerator and the denominator of the basic EPS calculation for the effect of all dilutive potential common shares outstanding during the period. The dilutive effects of options and unvested restricted stock awards are computed during the "treasury stock" method. Unearned ESOP shares are not included in outstanding shares.

     Information related to the calculation of net income per share of common stock is summarized as follows for the years ended June 30:

                                     1999                     1998                    1997
                            ----------------------   ---------------------   ---------------------
                               Basic      Diluted      Basic      Diluted      Basic      Diluted
                            ----------   ---------   ---------   ---------   ---------   ---------
Net income ..............   $3,463,516   3,463,516   3,306,009   3,306,009   2,365,131   2,365,131
Dividends on unvested
  common stock awards ...           --          --      (7,872)     (3,107)    (13,824)    (10,250)
                            ----------   ---------   ---------   ---------   ---------   ---------
Adjusted net income used
  in EPS calculations ...   $3,463,516   3,463,516   3,298,137   3,302,902   2,351,307   2,354,881
                            ==========   =========   =========   =========   =========   =========
Weighted average shares
  outstanding ...........    4,983,896   4,983,896   5,091,918   5,091,918   5,062,986   5,062,986

Dilutive securities:
  Options ...............           --      64,867          --      89,885          --      41,888
  Unvested common stock
    awards ..............           --          --          --       8,716          --       7,447
                            ----------   ---------   ---------   ---------   ---------   ---------
Adjusted weighted average
  shares used in EPS
  calculations ..........    4,983,896   5,048,763   5,091,918   5,190,519   5,062,986   5,112,321
                            ==========   =========   =========   =========   =========   =========


                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


(18) Stock Option Plan

     In October 1994, the Company adopted a Stock Option Plan (Option Plan), under which 180,000 shares of common stock were granted to officers and directors of the Bank. Options granted under the Option Plan may be Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualifying stock options. The 72,000 options granted to directors vested at grant date, while the 108,000 options granted to officers vest at a rate of 20 percent per year. Options are exercisable at the market price of the common stock on the date of grant which was $7.92 per share. The options must be exercised within ten years from the date of grant.

     A summary of changes in shares under option and options exercisable for the years ended June 30 is presented below:

                                                    1999       1998       1997
                                                  -------    -------    -------
     Outstanding at beginning of year .........   148,500    162,000    180,000
     Granted ..................................        --         --         --
     Canceled .................................        --         --     (7,896)
     Exercised ................................        --    (13,500)   (10,104)
                                                  -------    -------    -------
         Outstanding at end of year ...........   148,500    148,500    162,000
                                                  -------    -------    -------
     Exercisable at end of year ...............   148,500    133,200    126,000
                                                  =======    =======    =======


                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1999, 1998 and 1997


(19) Condensed Financial Information (Parent Company Only)

     Summarized financial information for the Company is as follows as of and for the years ended June 30:

                                                            1999        1998
                                                        -----------  ----------
     Statements of Financial Condition
     Cash ............................................  $   222,926      25,663
     Securities available for sale ...................       68,000          --
     Deferred tax asset ..............................       12,352          --
     Investment in Bank ..............................   48,421,166  49,540,472
                                                        -----------  ----------
                                                        $48,724,444  49,566,135
                                                        ===========  ==========
     Accrued expenses and other liabilities ..........  $   220,032     258,625
     Stockholders' equity ............................   48,504,412  49,307,510
                                                        -----------  ----------
 .....................................................  $48,724,444  49,566,135
                                                        ===========  ==========
     Statements of Income
     Interest income .................................  $    14,975       1,903
     Equity in net income of subsidiary ..............    3,449,274   3,304,106
                                                        -----------  ----------
             Income before provision for income taxes     3,464,249   3,306,009
     Provision for income taxes ......................          733          --
                                                        -----------  ----------
             Net income ..............................  $ 3,463,516   3,306,009
                                                        ===========  ==========
     Statements of Cash Flows
     Cash flows from operating activities:
       Net income ....................................  $ 3,463,516   3,306,009
       Adjustments to reconcile net income to net
         cash provided by operating activities:
           Equity in net income of subsidiary ........   (3,449,274) (3,304,106)
                                                        -----------  ----------
             Net cash provided by operating activities       14,242       1,903
                                                        -----------  ----------
     Cash flows from investing activities:
       Dividend distribution from bank ...............    5,240,000     850,000
       Purchase of securities available for sale .....     (100,000)         --
                                                        -----------  ----------
             Net cash provided by investing activities    5,140,000     850,000
                                                        -----------  ----------
     Cash flows from financing activities:
       Payment of dividends ..........................     (988,540)   (260,730)
       Purchases of treasury stock ...................   (3,968,439)   (772,430)
       Exercise of stock options .....................           --     106,920
       Net proceeds of stock exchanged ...............           --     100,000
                                                        -----------  ----------
             Net cash used by financing activities ...   (4,956,979)   (826,240)
                                                        -----------  ----------
             Net increase in cash and cash equivalents      197,263      25,663

     Cash and cash equivalents at beginning of year ..       25,663          --
                                                        -----------  ----------
     Cash and cash equivalents at end of year ........  $   222,926      25,663
                                                        ===========  ==========