Form 10KSB, Exhibit 13
period 2000-06-30
LEEDS FEDERAL BANKSHARES
filed 2000-09-27
CIK 1053307

EXHIBIT 13

                       2000 ANNUAL REPORT TO STOCKHOLDERS

                       2000 ANNUAL REPORT TO STOCKHOLDERS
                         LEEDS FEDERAL BANKSHARES, INC.

                                TABLE OF CONTENTS


                                                                          Page
                                                                          ----

Message to Our Stockholders..............................................   1
Selected Consolidated Financial and Other Data...........................   2
Management's Discussion and Analysis of
  Financial Condition and Results of Operations..........................   4
Selected Quarterly Financial Data........................................  14
Common Stock and Related Matters.........................................  15
Independent Auditors' Report............................................. F-1
Consolidated Statements of Financial Condition........................... F-2
Consolidated Statements of Income and Comprehensive Income............... F-3
Consolidated Statements of Stockholders' Equity.......................... F-4
Consolidated Statements of Cash Flows.................................... F-5
Notes to Consolidated Financial Statements............................... F-7

                 [LETTERHEAD OF LEEDS FEDERAL BANKSHARES, INC.]



                                                              September 25, 2000

To Our Stockholders:

We are pleased to report the financial results of Leeds Federal Bankshares, Inc. On June 30, 2000, the Company had total assets of $337.0 million and stockholders' equity of $47.4 million, which resulted in a capital-to-assets ratio of 14.1%. The Company's relatively high level of capital provides us with a strong foundation for future growth and new business opportunities.

During this year, we continued to repurchase our common stock. At August 15, 2000, we had repurchased 667,416 shares. Quarterly dividends have continued at $.15 per share. We believe these are important means for us to invest our capital resources and to enhance stockholder value.

The Company's net income for the fiscal year ended June 30, 2000, was $3.6 million, or $.77 per diluted share of common stock, compared to $3.5 million, or $.69 per diluted share for the previous fiscal year. We continue to emphasize residential real estate financing, as evidenced by an increase of $15.3 million in loans receivable. Our low ratio of noninterest expense to average assets was
 .93% and .91% for the fiscal years ended June 30, 2000 and 1999, respectively. The enclosed annual report discusses our operating results through June 30, 2000, in more detail.

The board, management and staff are dedicated to providing the quality financial services our customers have come to expect from an independent community bank. Our deposits are received from within our community and reinvested in mortgages within our community. Our stockholders have shared in the success and growth of their community bank.

Thank you for the confidence you have placed in Leeds Federal. We hope to justify that confidence by continuing to be a leading community-based financial institution and by sharing our growth and our success with our stockholders.

Sincerely,




/s/  John F. Amer                    /s/  Gordon E. Clark
---------------------                -------------------------------------
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

                                                                             At June 30,
                                                   -----------------------------------------------------------
                                                     2000          1999         1998         1997         1996
                                                     ----          ----         ----         ----         ----
                                                                             (In Thousands)
Selected Consolidated Financial Condition Data
Total assets....................................   $ 337,048    $ 331,642    $ 302,737    $ 286,999     $273,278
Loans receivable, net...........................     219,204      203,886      190,181      174,095      152,076
Investments* ...................................      95,935      102,572       85,355       82,553       84,564
Mortgage-backed securities......................       8,317       10,008       16,412       22,160       28,917
Deposits........................................     281,866      274,626      245,270      232,590      222,146
Borrowed funds..................................         384          471          552          648          744
Stockholders' equity, substantially restricted..      47,409       48,504       49,308       46,741       44,192

-----------
*    Includes  investment  securities,   interest-bearing  deposits,  and  other
     investments.


                                                                         Year Ended June 30,
                                                   -----------------------------------------------------------
                                                     2000          1999         1998         1997         1996
                                                     ----          ----         ----         ----         ----
                                                                (In Thousands Except Per Share Data)
Selected Consolidated Operating Data:
Interest income................................    $  22,070    $  20,842    $  20,309    $  19,606     $ 18,567
Interest expense...............................       13,928       13,009       12,171       11,613       11,232
                                                   ---------    ---------    ---------    ---------     --------
  Net interest income before provision for losses      8,142        7,833        8,138        7,993        7,335
Provision for loan losses......................           21           39          192          151           33
                                                   ---------    ---------    ---------    ---------     --------
  Net interest income after provision for losses       8,121        7,794        7,946        7,842        7,302
                                                   ---------    ---------    ---------    ---------     --------

Noninterest income:
  Service fees and charges.....................          156          132          137          130          116
  Other income ................................          288          268          213          140          168
                                                   ---------    ---------    ---------    ---------     --------
    Total noninterest income...................          444          400          350          270          284
                                                   ---------    ---------    ---------    ---------     --------

Noninterest expense:
  Compensation and employee benefits...........        1,759        1,573        1,770        1,528        1,516
  Occupancy....................................          260          222          195          197          192
  SAIF deposit insurance premiums..............          184          222          222        1,755          558
  Advertising..................................          159          128          208          172          216
  Other   .....................................          717          696          700          637          580
                                                   ---------    ---------    ---------    ---------     --------
    Total noninterest expenses.................        3,079        2,841        3,095        4,289        3,062
                                                   ---------    ---------    ---------    ---------     --------
Income before provision for income taxes.......        5,486        5,353        5,201        3,823        4,524
Provision for income taxes.....................        1,891        1,889        1,895        1,458        1,737
                                                   ---------    ---------    ---------    ---------     --------
      Net income...............................    $   3,595    $   3,464    $   3,306    $   2,365     $  2,787
                                                   =========    =========    =========    =========     ========
Net income per common share
  Basic........................................    $    0.78    $    0.69    $    0.65    $    0.46     $   0.55
  Diluted......................................         0.77         0.69         0.64         0.46         0.55
Dividends declared per common share............         0.58         0.56         0.55         0.48         0.44
                                                   =========    =========    =========    =========     ========

                                                    At or for the Year Ended June 30,
                                             -----------------------------------------------
                                             2000       1999      1998       1997     1996
                                             ----       ----      ----       ----     ----
Key Operating Ratios and Other Data:

Return on average assets (net income
 divided by average total assets)* ....        1.08%     1.11%     1.13%      .85%     1.06%
Return on average equity (net income
 divided by average equity)* ..........        7.54      7.05      6.86      5.26      6.50
Net interest rate spread (difference
 between average yield on interest-
 earning assets and average cost of
 interest-bearing liabilities) ........        1.86      1.80      2.03      2.12      2.00
Net interest margin (net interest
 income as a percentage of average
 interest-earning assets)  ............        2.53      2.57      2.85      2.94      2.85
Net interest income to noninterest
 expense* .............................      264.44    275.71    262.94    186.36    239.54
Net interest income after provision
 for losses, to total noninterest
 expense* .............................      263.75    274.33    256.74    182.84    238.44
Noninterest income to average assets ..         .13       .13       .12       .10       .11
Noninterest expense to average assets*          .93       .91      1.06      1.54      1.17
Nonperforming loans to total loans ....        1.16      1.36      1.32       .05       .06
Nonperforming assets to total assets ..         .76       .83       .83       .03       .07
Average interest-earning assets to
 average interest-bearing liabilities .      115.43    118.03    119.46    119.15    119.50
Allowance for losses to nonperforming
 assets ...............................       29.12     26.24     28.70    609.09    213.67
Stockholders' equity to average assets
 (average stock-holders' equity divided
 by average total assets) 14.33 .......       15.68     16.49     16.18     16.36
Equity to assets at period end ........       14.07     14.63     16.28     16.29     16.17
Number of full-service offices ........           2         1         1         1         1

---------------
* Excluding the one-time assessment to recapitalize the Savings Association Insurance Fund, for the year ended June 30, 1997, return on average assets was 1.16%, return on average equity was 7.14%, noninterest expense to average assets was 1.05%, net interest income to noninterest expense was 275.05% and net interest income after provision for loan losses to total noninterest expense was 269.86%.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

General

         The earnings of the Company depend primarily on the earnings of Leeds Federal Savings Bank (the "Bank"), which is discussed herein on a consolidated basis. The Company's earnings depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest- earning assets, consisting primarily of mortgage loans, mortgage-backed securities, interest-earning deposits at other institutions, investment securities and other investments, and the interest paid on interest-bearing liabilities. Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company's earnings also are affected by its level of noninterest income, including primarily service fees and charges, and noninterest expense, including primarily compensation and employee benefits, occupancy costs and Savings Association Insurance Fund ("SAIF") deposit insurance premiums. Earnings of the Company also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company.

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

Results of Operations

         The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of mortgage loans, mortgage-backed securities, interest-earning deposits at other institutions, investment securities and other investments, and the interest paid on interest-bearing liabilities, which consist primarily of savings deposits. The Company had net income of $3.6 million for the year ended June 30, 2000. Net income totaled $3.5 million and $3.3 million for fiscal 1999 and 1998, respectively.

         Interest Income. Total interest income increased by $1.2 million, or 5.9%, to $22.1 million for the year ended June 30, 2000, from $20.8 million of the year ended June 30, 1999. The increase in interest income was primarily due to an increase in the balance of average interest-earning assets to $322.3 million for the year ended June 30, 2000, from $305.1 million for the prior year, and a small increase in the yield on average interest-earnings assets to 6.9%, from 6.8%. The increase in average interest-earning assets during the year ended June 30, 2000, resulted primarily from an increase in mortgage loans, partially offset by a decrease in mortgage-backed securities. The increase in average yield was caused primarily by increases in yield on short-term investments, partially offset by a decrease in yield on mortgage loans.

         Interest on mortgage loans increased by $1.1 million, or 7.5%, to $15.1 million for the year ended June 30, 2000, from $14.0 million for the year ended June 30, 1999, primarily because of an increase in average mortgage loans to $213.1 million for the year ended June 30, 2000, from $190.1 million for the year ended June 30, 1999, partially offset by a decrease in average yield on mortgage loans to 7.1% from 7.3%. The increase in average mortgage loans resulted from increased loan demand in the Bank's community and from an increase in the volume of loan originations from brokers. The lower yield on mortgage loans reflected generally lower market rates, including the effect of reinvesting the proceeds of loan prepayments in lower yielding mortgage loans. Interest income on consumer loans decreased by $54,000 to $275,000 for the year ended June 30, 2000, from $329,000 for the prior year. The decrease was due to a decrease in average balance of consumer loans to $3.8 million from $4.5 million, as a result of reduced marketing of consumer loans during the year. Yield on consumer loans for the year ended June 30, 2000, decreased to 7.2%, from 7.3%. Interest income on mortgage-backed securities decreased $280,000, or 30.5%, to $637,000 for the year ended June 30, 2000, from $917,000 for the prior year. The decrease was principally due to a $4.1 million decrease in average balance of mortgage-backed securities to $9.1 million for the year ended June 30, 2000, from $13.2 million for the prior year. Yield on mortgage-backed securities for the year ended June 30, 2000, increased to 7.0%, from 6.9%. Interest income on investment securities increased by $1.1 million, to $4.8 million for the year ended June 30, 2000, from $3.6 million for the prior year. Such increase was the result of a $17.4 million increase in average balance of investment securities to $71.7 million for the year ended June 30, 2000, from $54.3 million for the year ended June 30, 1999. The increase in the average balance of investment securities was primarily the result of a decrease in short-term interest-earning deposits. Interest income from interest-earning deposits decreased by $798,000 to $605,000 for the year ended June 30, 2000, from $1.4 million for the prior year. Such decrease was primarily the result of purchase of longer- term investment securities. Yield on interest-earning deposits for the year ended June 30, 2000, increased to 5.6%, from 4.9%, due to increases in market rates during the year.

         Total interest income increased by $533,000, or 2.6%, to $20.8 million for the year ended June 30, 1999, from $20.3 million for the year ended June 30, 1998. The increase in interest income was primarily due to an increase in the balance of average interest-earning assets to $305.1 million for the year ended June 30, 1999, from $285.4 million for the prior year, partially offset by a decrease in yield on average interest- earning assets to 6.8%, from 7.1%. The increase in average interest-earning assets during the year ended June 30, 1999 resulted primarily from an increase in average loans and investment securities, partially offset by a decrease in mortgage-backed securities. The decrease in the average yield was caused primarily by decreases in market rates on mortgage loans and short-term investments.

         Interest on mortgage loans increased by $631,000, or 4.7%, to $14.0 million for the year ended June 30, 1999, from $13.4 for the year ended June 30, 1998, primarily because of an increase in average mortgage loans to $190.8 million for the year ended June 30, 1999, from $177.8 million for the year ended June 30, 1998, partially offset by a decrease in average yield on mortgage loans to 7.3% from 7.5%. The increase in average mortgage loans resulted from increased loan demand in the Bank's community and from an increase in the volume of loan originations from brokers. The lower yield on mortgage loans reflected generally lower market rates, including the effects of reinvesting the proceeds of loan prepayments in lower yielding mortgage loans. Interest income on consumer loans decreased by $30,000 to $329,000 for the year ended June 30, 1999, from $359,000 for the prior year. The decrease was due to a decrease in average balance of consumer loans to $4.5 million from $5.1 million, as a result of reduced marketing of consumer loans during the year. Yield on consumer loans for the year ended June 30, 1999, increased to 7.3%, from 7.1% for the prior year. Interest income on mortgage-backed securities decreased $506,000, or 35.6%, to $917,000 for the year ended June 30, 1999, from $1.4 million for the prior year. The decrease was principally due to a $6.4 million decrease in average balance of mortgage-backed securities to $13.2 million for the year ended June 30, 1999, from $19.6 million for the prior year. Interest income on investment securities increased by $536,000, to $3.6 million for the year ended June 30, 1999, from $3.1 million for the prior year. Such increase was the result of an $8.0 million increase in average balance of investment securities to $54.3 million for the year ended June 30, 1999, from $46.3 million for the year ended June 30, 1998. The increase in the average balance of investment securities was the result of increases in savings deposits. Interest income from interest-earning deposits decreased by $135,000 to $1.4 million for the year ended June 30, 1999, from $1.5 million for the prior year. Yield on interest-earning deposits decreased to 4.9% from 5.7% for the prior year. Interest income on other investments increased $37,000 to $539,000 for the year ended June 30, 1999, from $502,000 for the prior year. Such increase was the result of an increase in average balance of other investments of $3.8 million, partially offset by a decrease in the average yield on other investments to 4.1% from 5.3% for the prior year.

         Interest Expense. Total interest expense increased by $919,000, or 7.1%, to $13.9 million for the year ended June 30, 2000, from $13.0 million for the year ended June 30, 1999. Such increase was principally the result of an increase in the average balance in interest bearing liabilities of $20.7 million to $279.2 million for the year ended June 30, 2000, from $258.5 million for the prior year.

         Total interest expense increased by $838,000, or 6.9%, to $13.0 million for the year ended June 30, 1999, from $12.2 million for the year ended June 30, 1998. Such increase was principally the result of an increase in the average balance in interest bearing liabilities of $19.6 million to $258.5 million for the year ended June 30, 1999, from $238.9 million for the prior year.

         Net Interest Income. Net interest income increased by $309,000, or 3.9%, to $8.1 million for the year ended June 30, 2000, from $7.8 million for the year ended June 30, 1999. This increase was due principally to slightly lower rates paid on deposits, partially offset by a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities.

         Net interest income decreased by $305,000, or 3.7%, to $7.8 million for the year ended June 30, 1999, from $8.1 million for the year ended June 30, 1998. This decrease was due principally to a decrease in the ratio of average interest-earning assets to average interest bearing liabilities, and a decrease in yield on interest-earning assets.

         Provision for Losses. The Company maintains an allowance for loan losses, which was $742,000 at June 30, 2000, in accordance with generally accepted accounting principles. The allowance exists to absorb known and inherent losses in the Company's overall loan portfolio. In addition to historical loss experience, the Company considers other factors that are likely to cause loan losses, including changes in economic and business conditions and developments, changes in the nature and volume of the portfolio, trends in the level of past due and classified loans and the status of nonperforming loans. The Company's provision for loan losses decreased to $21,000 for the year ended June 30, 2000, from $39,000 for the year ended June 30, 1999. The Company's allowance for loan losses as a percentage of nonperforming loans was 29.1% and 26.2% at June 30, 2000 and 1999, respectively, and the Company's nonperforming loans as a percentage of total loans was 1.2% at June 30, 2000 and 1.4% at June 30, 1999. At June 30 2000 and 1999, nonperforming loans consisted primarily of a $2.5 million commercial mortgage loan which was due in June 1998. The borrower has declared bankruptcy and foreclosure proceedings are in progress. Based on a recent appraisal of the property securing the loan and other relevant factors, management does not believe that the Company will incur a significant loss on this loan. Management also believes that, on an overall basis, the allowance for loan losses at June 30, 2000, is sufficient to address the credit risk in the loan portfolio.

         Noninterest Income. Noninterest income increased by $44,000 to $445,000 for the year ended June 30, 2000, from $400,000 for the year ended June 30, 1999. The increase was due to increases in service fees and charges and increases in the cash surrender value of life insurance investments.

         Noninterest income increased by $50,000 to $400,000 for the year ended June 30, 1999, from $350,000 for the year ended June 30, 1998. The increase was due principally to increases in the cash surrender value of life insurance investments.

         Noninterest Expense. Noninterest expense increased by $238,000, to $3.1 million for the year ended June 30, 2000, from $2.8 million for the year ended June 30, 1999. Compensation and employee benefits increased by $186,000 to $1.8 million for the year ended June 30, 2000, from $1.6 million for the prior year. The increase was due principally to staffing added for a new branch office and other normal increases in salary levels. Occupancy expenses, advertising and other expenses also increased principally due to additional costs of opening and operating the new branch. These increases were partially offset by a decrease in SAIF deposit insurance premiums due to a decrease in the premium rate assessed on insured deposits.

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

         The ratio of noninterest expenses to average assets was .93%, 0.91% and 1.06% for the years ending June 30, 2000, 1999 and 1998, respectively.

         The provision for income taxes was approximately $1.9 million for the years ended June 30, 2000, 1999 and 1998. The effective tax rates were 34.5%, 35.3% and 36.4% for the years ending June 30,2000, 1999 and 1998, respectively. The decrease in the effective rates in 2000 and 1999 was due to lower state income taxes.

         Other comprehensive income. The accumulated unrealized gains on securities available-for-sale, net of related income taxes, decreased $802,000 for the year ended June 30, 2000, as compared to increases of $376,000 and $554,000 for the years ended June 30, 1999 and 1998, respectively. These changes primarily reflect fluctuations in interest rates and general market trends.

Average Balance Sheet

         The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances.

                                                                         Year Ended June 30,
                                    ----------------------------------------------------------------------------------------------
                                                2000                              1999                           1998
                                    ----------------------------    -------------------------------   ----------------------------
                                                         Average                            Average                       Average
                                     Average              Yield/      Average                Yield/   Average               Yield/
                                     Balance  Interest     Cost       Balance    Interest     Cost    Balance   Interest     Cost
                                     -------  --------     ----       -------    --------     ----    -------   --------     ----
                                                                        (Dollars in Thousands)
Interest-earning assets:
  Mortgage loans(1)..............  $213,071  $  15,054     7.06%   $ 190,836   $  14,007     7.34%  $177,817   $  13,376     7.52%
  Consumer and other loans.......     3,836        275     7.17        4,535         329     7.25      5,065         359     7.09
  Mortgage-backed securities.....     9,141        637     6.97       13,210         917     6.94     19,604       1,423     7.26
  Investment securities..........    71,687      4,757     6.64       54,322       3,647     6.71     46,311       3,111     6.72
  Interest-earning deposits(2)...    10,889       6.05     5.56       28,931       1,403     4.85     27,161       1,538     5.66
  Other investments(3)...........    13,660       7.42     5.44       13,221         539     4.08      9,424         502     5.33
                                   --------  ---------  -------    ---------   ---------  -------   --------   ---------  -------
    Total interest-earning assets   322,284     22,070     6.85      305,055      20,842     6.83    285,382      20,309     7.12
                                             ---------  -------                ---------  -------              ---------  -------
Noninterest-earning assets.......    10,348                            8,353                           7,046
                                   --------                        ---------                        --------
    Total assets.................  $332,632                        $ 313,408                        $292,428
                                   ========                        =========                        ========
Interest-bearing liabilities:
  Savings deposits..............   $278,775     13,890     4.98    $ 257,942      12,965     5.03   $238,272      12,114     5.09
  Other borrowed funds..........        422         38     9.00          518          44     8.49        616          57     8.28
                                   --------  ---------  -------    ---------   ---------  -------   --------   ---------  -------
    Total interest-bearing
     liabilities ...............    279,197     13,928     4.99      258,460      13,009     5.03    238,888      12,171     5.09
                                             ---------  -------                ---------  -------              ---------  -------
Noninterest-bearing
 liabilities ...................      5,774                            5,800                           5,331
                                   --------                        ---------                        --------
    Total liabilities...........    284,971                          264,260                         244,219
Stockholders' equity............     47,661                           49,148                          48,209
                                   --------                        ---------                        --------
    Total liabilities and
    stockholders' equity........   $332,632                        $ 313,408                        $292,428
                                   ========                        =========                        ========
Net interest income.............             $   8,142                         $   7,833                       $   8,138
                                             =========                         =========                       =========
Net interest rate spread (4)....                           1.86%                             1.80%                           2.03%
                                                        =======                           =======                         =======
Net interest margin (5).........                           2.53%                             2.57%                           2.85%
                                                        =======                           =======                         =======
Ratio of average interest-
 earning assets to average
 interest-bearing liabilities...                         115.43%                           118.03%                         119.46%
                                                        =======                           =======                         =======

----------
(1) Includes one- to four-family residential real estate loans, home equity loans, and commercial real estate loans.
(2) Includes secured short term loans to commercial banks and interest-earning deposits in other institutions.
(3)  Includes Federal Home Loan Bank stock and other assets.
(4) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

         The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest- bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the changes in average volume); and (iv) the net change.

                                                                 Year Ended June 30,
                               -----------------------------------------------------------------------------------------
                                              2000 vs. 1999                                 1999 vs. 1998
                               ------------------------------------------    -------------------------------------------
                                      Increase/(Decrease)                        Increase/(Decrease)
                                            Due to                                     Due to
                                -----------------------------     Total      -----------------------------       Total
                                                        Rate/    Increase                           Rate/      Increase
                                 Volume      Rate      Volume   (Decrease)     Volume     Rate      Volume    (Decrease)
                                 ------      ----      ------   ----------     ------     ----      ------    ----------
                                                                   (In Thousands)
Interest income:
  Mortgage loans(1)........... $ 1,632    $  (534)   $   (51)   $ 1,047       $   979     $ (320)    $  (28)    $  631
  Consumer and other loans....     (51)        (4)         1        (54)          (38)         8         --        (30)
  Mortgage-backed securities..    (283)         4         (1)      (280)         (464)       (62)        20       (506)
  Investment securities.......   1,165        (38)       (17)     1,110           538         (5)         3        536
  Interest-earning deposits(2)    (875)       205       (128)      (798)          100       (220)       (15)      (135)
  Other investments(3)........      18        180          5        203           203       (117)       (48)        37
                               -------    -------    -------    -------       -------     ------     ------     ------

  Total interest-earning
   assets ....................   1,606       (187)      (191)     1,228         1,317       (716)       (68)       533
                               -------    -------    -------    -------       -------     ------     ------     ------
Interest expense..............   1,043       (103)       (21)       919           996       (143)       (15)       838
                               -------    -------    -------    -------       -------     ------     ------     ------

Change in net interest
 income....................... $   563    $   (84)   $  (170)   $   309       $   321     $ (573)    $  (53)    $ (305)
                               =======    =======    =======    =======       =======     ======     ======     ======

-------------
(1) Includes one- to four-family residential real estate loans, home equity loans, and commercial real estate loans.
(2) Includes secured short term loans to commercial banks and interest-earning deposits in other institutions.
(3)  Includes Federal Home Loan Bank stock and other assets.


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

         The Company's policy in recent years has been to attempt to better match the maturities and interest rates of its interest rate sensitive assets and liabilities by emphasizing fixed-rate one- to four-family mortgage loans with terms of 15 years or less, adjustable-rate first mortgages and home equity loans, and to maintain relatively high levels of liquidity. By maintaining a significant percentage of its assets in cash and other liquid investments, the Company is able to reinvest a higher percentage of its assets more quickly in response to changes in market interest rates, thereby reducing its exposure to interest rate volatility. The Company does not utilize derivative instruments or engage in other hedging activities to manage interest rate risk.

         The Company has an Asset-Liability Management Committee which is responsible for reviewing the Company's asset and liability policies. The Committee meets weekly and reports monthly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements.

         The Company measures interest rate risk in terms of the sensitivity of the Company's net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. The following table presents the pro forma computations of the Company's NPV as of June 30, 2000.

                                                                                    NPV as Percentage of
       Change in                                                                  Present Value of Assets
     Interest Rates                 Net Portfolio Value                       ------------------------------
     in Basis Points   ----------------------------------------------                           Basis Point
     (Rate Shock)      $ Amount          $ Change           % Change          NPV Ratio            Change
     ------------      --------          --------           --------          ---------            ------
                                               (Dollars in Thousands)
        300              13,319           (34,094)             (72)%            4.50%             (964)bp
        200              22,778           (24,635)             (52)%            7.42%             (672)bp
        100              32,895           (14,518)             (31)%           10.31%             (383)bp
     Static              47,413                --               --             14.14%               --
       (100)             51,961             4,548               10%            15.21%              107bp
       (200)             56,179             8,766               18%            16.15%              201bp
       (300)             57,510            10,098               21%            16.38%              224bp


         The above table indicates that at June 30, 2000, in the event of a sudden and sustained increase in prevailing market rates, the Company's NPV would be expected to decrease, and that in the event of a sudden and sustained decrease in prevailing market interest rates, the Company's NPV would be expected to increase. The Company's Board of Directors reviews the Company's NPV position quarterly, and, if estimated changes in NPV are not within the targets established by the Board, the Board may direct management to adjust the asset and liability mix to bring interest rate risk within Board approved targets.

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

Liquidity and Capital Resources

         The Bank is required to maintain minimum levels of liquid assets as defined by Office of Thrift Supervision ("OTS") regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 4%. The Bank's liquidity ratio averaged 36.2% during the quarter ended June 30, 2000. The Bank adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans and loan commitments. The Bank also adjusts liquidity as appropriate to meet its asset and liability management objectives.

         The Bank's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Bank manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Bank invests in short-term interest-earning assets, which provide liquidity to meet lending requirements. Assets qualifying for liquidity held at June 30, 2000, amounted to $101.9 million. For additional information about cash flows from the Bank's operating, financing, and investing activities, see "Consolidated Statements of Cash Flows" included in the Consolidated Financial Statements.

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

         At June 30, 2000, the Bank had outstanding loan commitments of $910,000. This amount does not include $13.2 million of undisbursed lines of credit on home equity loans, and the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year at June 30, 2000, totaled $132.6 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Bank.

         At June 30, 2000, the Bank exceeded OTS capital requirements. Set forth below is a summary of the Bank's compliance with the following OTS capital standards as of June 30, 2000.

                                                                        Minimum          To Be Well Capitalized
                                                                      For Capital        Under Prompt Corrective
                                             Actual               Adequacy Purposes         Action Provisions
                                      ---------------------     ----------------------    ---------------------
                                        Amount    Ratio (1)       Amount     Ratio (1)      Amount     Ratio(1)
                                        ------    ---------       ------     ---------      ------     --------
As of June 30, 2000:
  Tier I core capital...............  $  45,491     13.6%       $  13,375       4.0%      $  16,719     >5.0%
  Tier I risk-based capital.........     45,491     27.7            6,566       4.0           9,849      >6.0
  Total risk-based capital..........     47,393     28.9           13,133       8.0          16,416     >10.0

-------------
(1) Core capital is calculated on the basis of a percentage of total adjusted assets; risk-based capital levels are calculated on the basis of a percentage of risk-weighted assets.

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

Impact of New Accounting Standards

         In June 1998, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as assets or liabilities in the statement of financial position and measure those instruments at fair value and is effective with respect to the Company in the first quarter of 2001. The adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.

Common Stock Repurchase Plan

         As of June 30, 2000, the Company was authorized to repurchase up to 1,023,441 shares of its common stock pursuant to its Stock Repurchase Plan. During the years ended June 30, 2000, and 1999, the Company repurchased 324,475 and 292,736 shares at an average cost of $10.71 and $13.56 per share, respectively.

                        SELECTED QUARTERLY FINANCIAL DATA

         A summary of selected quarterly financial data for the years ended June 30, 2000 and 1999 is as follows:

                                          First            Second             Third           Fourth
                                         Quarter           Quarter           Quarter          Quarter
                                         -------           -------           -------          -------
                                                     (In Thousands Except Per Share Data)
Fiscal 2000
-----------
Interest income..................       $   5,448         $  5,498         $   5,542         $  5,582
Net interest income..............           2,027            2,039             2,073            2,003
Provision for losses.............              12                9                --               --
Income before provision
  for income taxes...............           1,431            1,360             1,429            1,266
Net income.......................             931              892               940              832
                                        =========         ========         =========         ========

Net income per common share:
  Basic..........................       $     .20         $    .19         $     .21         $    .18
  Diluted........................             .19              .19               .21              .18
                                        =========         ========         =========         ========

Fiscal 1999
-----------
Interest income..................       $   5,267         $  5,147         $   5,149         $  5,279
Net interest income..............           2,069            1,915             1,904            1,945
Provision for losses.............              29                2                --                8
Income before provision
  for income taxes...............           1,437            1,330             1,268            1,318
Net income.......................             923              856               818              867
                                        =========         ========         =========         ========

Net income per common share:
  Basic..........................       $     .18         $    .17         $     .16         $    .18
  Diluted........................             .18              .17               .16              .18
                                        =========         ========         =========         ========

                        COMMON STOCK AND RELATED MATTERS

         The Company's common stock is listed on the Nasdaq National Market under the symbol "LFED." As of August 15, 2000, the Company had 5 registered market makers, 474 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 4,538,181 shares outstanding. As of such date, Leeds Federal Bankshares, M.H.C. (the "Mutual Holding Company"), the Company's mutual holding company, held 3,300,000 shares of common stock and stockholders other than the Mutual Holding Company held 1,238,181 shares.

         The following table sets forth market price and dividend information for the common stock for each quarter of the previous two fiscal years.

       Fiscal Year Ended                                      Cash Dividends
         June 30, 2000            High            Low            Declared
       -----------------       ---------       ---------      --------------
      First quarter            $   11.88       $   10.38       $    .14
      Second quarter               10.75            8.50            .15
      Third quarter                10.25            9.00            .15
      Fourth quarter               11.06            9.63            .15


       Fiscal Year Ended                                      Cash Dividends
         June 30, 1999            High            Low            Declared
       -----------------       ---------       ---------      --------------
      First quarter            $   18.88       $   15.50       $    .14
      Second quarter               15.75           11.75            .14
      Third quarter                14.75           12.00            .14
      Fourth quarter               12.50           10.75            .14


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

         OTS regulations impose limitations upon all "capital distributions" by savings institutions, including cash dividends, payments by a savings institution to repurchase or otherwise acquire its stock, payments to stockholders of another savings institution in a cash-out merger, and other distributions charged against capital. The regulations establish a three-tiered system of regulation, with the greatest flexibility being afforded to well-capitalized or Tier 1 savings associations. As of June 30, 2000, the most recent notification categorized the Bank as "well-capitalized." Accordingly, under the OTS capital distribution regulations, the Bank would be permitted to pay, upon notice to the OTS, dividends during any calendar year up to 100 percent of its net income during that calendar year, plus its retained net income for the preceding two years.

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

                          Independent Auditors' Report


The Board of Directors
Leeds Federal Bankshares, Inc.
Baltimore, Maryland:


We have audited the accompanying consolidated statements of financial condition of Leeds Federal Bankshares, Inc. and subsidiary as of June 30, 2000 and 1999, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Leeds Federal Bankshares, Inc. and subsidiary as of June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States of America.



/s/  KPMG LLP
------------------------



August 18, 2000

                         LEEDS FEDERAL BANKSHARES, INC.

                 Consolidated Statements of Financial Condition

                             June 30, 2000 and 1999


                                                                                                      2000                  1999
                                                                                                      ----                  ----
      Assets
Cash, including interest-bearing deposits of  $1,982,152 in
  2000 and $4,964,126 in 1999 ..........................................................        $   4,041,162            10,057,442
Short-term investments .................................................................            9,551,979            12,941,254
Secured short-term loans to commercial banks ...........................................            9,562,746            10,011,970
Securities available-for-sale, amortized cost of $2,731,760 (note 3) ...................            5,258,493             6,551,478
Investment securities held-to-maturity (fair value of $62,206,406
  in 2000 and $63,428,635 in 1999 (note 4) .............................................           67,392,698            66,167,181
Mortgage-backed securities held-to-maturity (fair value of
  $8,342,663 in 2000 and $10,214,065 in 1999) (note 5) .................................            8,317,018            10,008,111
Loans receivable, net (note 6) .........................................................          219,203,607           203,886,170
Investment in Federal Home Loan Bank of Atlanta stock, at cost (note 10) ...............            2,187,200             1,935,700
Property and equipment, net (note 7) ...................................................            2,242,783             1,484,620
Cash surrender value of life insurance (note 11) .......................................            6,687,537             6,399,473
Accrued interest receivable ............................................................            2,116,855             1,994,604
Prepaid expenses and other assets ......................................................              486,229               204,020
                                                                                                -------------         -------------
                                                                                                $ 337,048,307           331,642,023
                                                                                                =============         =============

     Liabilities and Stockholders' Equity

Liabilities:
  Savings accounts (note 8) ............................................................        $ 281,866,206           274,625,611
  Borrowed funds-- Employee Stock Ownership Plan (note 12) .............................              384,000               470,813
  Advance payments by borrowers for taxes, insurance
    and ground rents ...................................................................            5,073,906             5,203,532
  Federal and state income taxes (note 9):
    Currently payable ..................................................................              267,283               107,577
    Deferred ...........................................................................              493,303             1,393,803
  Accrued expenses and other liabilities (notes 11 and 13) .............................            1,554,136             1,336,275
                                                                                                -------------         -------------
       Total liabilities ...............................................................          289,638,834           283,137,611
                                                                                                -------------         -------------
Stockholders' equity (notes 10, 12 and 15):
  Common stock, $1 par value; 20,000,000 shares authorized; 5,205,597
    and 5,195,597 shares issued in 2000 and 1999, respectively .........................            5,205,597             5,195,597
  Additional paid-in-capital ...........................................................            9,606,811             9,367,161
  Unearned employee stock ownership plan shares ........................................             (297,066)             (390,682)
  Treasury stock, at cost; 656,416 and 331,941 shares
    in 2000 and 1999, respectively .....................................................           (8,216,719)           (4,740,869)
  Retained income, substantially restricted ............................................           39,573,847            36,734,317
  Accumulated other comprehensive income ...............................................            1,537,003             2,338,888
                                                                                                -------------         -------------
       Total stockholders' equity ......................................................           47,409,473            48,504,412
                                                                                                -------------         -------------

Commitments (notes 11, 12 and 14)

                                                                                                $ 337,048,307           331,642,023
                                                                                                =============         =============


See accompanying notes to consolidated financial statements.

                         LEEDS FEDERAL BANKSHARES, INC.

           Consolidated Statements of Income and Comprehensive Income

                    Years ended June 30, 2000, 1999 and 1998



                                                2000             1999           1998
                                                ----             ----           ----
Interest income:
     First mortgage and other loans .....   $ 15,328,947      14,336,211     13,734,747
     Investment securities and short-
      term investments ..................      6,104,071       5,588,307      5,150,921
     Mortgage-backed securities .........        636,556         917,074      1,423,221
                                            ------------    ------------   ------------
               Total interest income ....     22,069,574      20,841,592     20,308,889
                                            ------------    ------------   ------------

Interest expense:
     Savings accounts (note 8) ..........     13,889,755      12,965,300     12,114,148
     Other ..............................         38,030          43,489         56,971
                                            ------------    ------------   ------------
               Total interest expense ...     13,927,785      13,008,789     12,171,119
                                            ------------    ------------   ------------
               Net interest income ......      8,141,789       7,832,803      8,137,770

Provision for loan losses (note 6) ......         20,983          39,412        191,705
                                            ------------    ------------   ------------

               Net interest income after
                provision for loan losses      8,120,806       7,793,391      7,946,065
                                            ------------    ------------   ------------

Noninterest income:
     Service fees and charges ...........        156,241         132,219        137,190
     Other ..............................        288,584         268,175        212,889
                                            ------------    ------------   ------------
                                                 444,825         400,394        350,079
                                            ------------    ------------   ------------

Noninterest expense:
     Compensation and employee benefits .      1,759,282       1,573,399      1,769,715
     Occupancy expense ..................        259,710         221,527        195,151
     SAIF deposit insurance premiums
      (note 10) .........................        184,213         222,022        222,147
     Advertising ........................        158,807         127,933        208,165
     Other ..............................        717,186         696,020        699,885
                                            ------------    ------------   ------------
                                               3,079,198       2,840,901      3,095,063
                                            ------------    ------------   ------------
               Income before provision
                for income taxes ........      5,486,433       5,352,884      5,201,081

Provision for income taxes (note 9) .....      1,891,125       1,889,368      1,895,072
                                            ------------    ------------   ------------
               Net income ...............      3,595,308       3,463,516      3,306,009

Other comprehensive income, net of tax:
     Unrealized gain (loss) on
        securities available-for-sale,
        net .............................       (801,885)        376,407        554,353
                                            ------------    ------------   ------------
               Comprehensive income .....   $  2,793,423       3,839,923      3,860,362
                                            ============    ============   ============

Net income per share of common stock
 (note 16):
     Basic ..............................   $       0.78            0.69           0.65
     Diluted ............................           0.77            0.69           0.64
                                            ============    ============   ============



See accompanying notes to consolidated financial statements.

                         LEEDS FEDERAL BANKSHARES, INC.

                 Consolidated Statements of Stockholders' Equity

                    Years ended June 30, 2000, 1999 and 1998


                                                              Unearned
                                                              employee
                                                                stock                      Retained        Accumu-          Total
                                               Additional     ownership       Treasury      income,      lated other        stock-
                                  Common         paid-in         plan          stock,    substantially    comprehen-        holders'
                                   stock         capital        shares         at cost     restricted     sive income       equity
                                   -----         -------        ------         -------     ----------     -----------       ------
Balance at June 30, 1997 ....   $ 5,182,097     8,887,978      (591,300)            --     31,854,434      1,408,128     46,741,337

Compensation expense-- ESOP .            --       217,378       103,409             --             --             --        320,787

Compensation expense-- MRP ..            --        48,234            --             --             --             --         48,234

Other comprehensive income ..            --            --            --             --             --        554,353        554,353

Exercise of stock options ...        13,500        93,420            --             --             --             --        106,920

Dividends ($.55 per share) ..            --            --            --             --       (997,700)            --       (997,700)

Net income ..................            --            --            --             --      3,306,009             --      3,306,009

Purchases of treasury stock .            --            --            --       (772,430)            --             --       (772,430)
                                -----------   -----------   -----------    -----------    -----------    -----------    -----------
Balance at June 30, 1998 ....     5,195,597     9,247,010      (487,891)      (772,430)    34,162,743      1,962,481     49,307,510

Compensation expense-- ESOP .            --       108,244        97,209             --             --             --        205,453

Compensation expense-- MRP ..            --        11,907            --             --             --             --         11,907

Other comprehensive income ..            --            --            --             --             --        376,407        376,407

Dividends ($.56 per share) ..            --            --            --             --       (891,942)            --       (891,942)

Net income ..................            --            --            --             --      3,463,516             --      3,463,516

Purchases of treasury stock .            --            --            --     (3,968,439)            --             --     (3,968,439)
                                -----------   -----------   -----------    -----------    -----------    -----------    -----------
Balance at June 30, 1999 ....     5,195,597     9,367,161      (390,682)    (4,740,869)    36,734,317      2,338,888     48,504,412

Compensation expense-- ESOP .            --        48,535        93,616             --             --             --        142,151

Other comprehensive income ..            --            --            --             --             --       (801,885)      (801,885)

Exercise of stock options ...        10,000        69,200            --             --             --             --         79,200

Income tax benefit of MRP
    awards and stock options             --       121,915            --             --             --             --        121,915

Dividends ($.59 per share) ..            --            --            --             --       (755,778)            --       (755,778)

Net income ..................            --            --            --             --      3,595,308             --      3,595,308

Purchases of treasury stock .            --            --            --     (3,475,850)            --             --     (3,475,850)
                                -----------   -----------   -----------    -----------    -----------    -----------    -----------
Balance at June 30, 2000 ....   $ 5,205,597     9,606,811      (297,066)    (8,216,719)    39,573,847      1,537,003     47,409,473
                                ===========   ===========   ===========    ===========    ===========    ===========    ===========


See accompanying notes to consolidated financial statements.

                         LEEDS FEDERAL BANKSHARES, INC.

                      Consolidated Statements of Cash Flows

                    Years ended June 30, 2000, 1999 and 1998


                                                         2000            1999            1998
                                                         ----            ----            ----
Cash flows from operating activities:
  Net income ....................................   $  3,595,308       3,463,516       3,306,009
  Adjustments to reconcile net income to net
     cash provided by operating activities:
         Accretion of loan fees .................        (80,866)       (218,168)        (98,772)
         Provision for loan losses ..............         20,983          39,412         191,705
         Accretion of discounts on investment
            securities and mortgage-
            backed securities ...................        (10,650)        (10,763)        (18,835)
         Loss (gain) on sale of assets, net .....             --           2,190          (1,806)
         Depreciation ...........................        144,237         133,791         125,639
         Noncash compensation under stock-
            based benefit plans .................        142,151         217,360         369,021
         Income tax benefit of MRP awards
            and stock options ...................        121,915              --              --
         Deferred income tax benefit ............       (409,400)       (171,083)        (86,626)
         Increase in accrued interest receivable        (122,251)       (161,286)        (44,708)
         Increase (decrease) in income taxes
            currently payable ...................        159,706         (26,099)       (202,165)
         Increase in accrued expenses and
            other liabilities ...................        250,517         260,991         329,633
         Increase in unearned loan fees .........         55,222         155,797         110,922
         Increase in prepaid expenses and
            other assets ........................       (282,209)         (2,812)        (14,333)
                                                    ------------    ------------    ------------
            Net cash provided by
                operating activities ............      3,584,663       3,682,846       3,965,684
                                                    ------------    ------------    ------------
Cash flows from investing activities:
  Purchases of securities available-for-sale ....             --      (1,000,000)     (1,175,000)
  Maturities of securities available-for-sale ...             --       3,000,000       2,200,000
  Purchase of investment securities
     held-to-maturity ...........................     (1,700,000)    (69,225,000)    (35,903,264)
  Maturities of and principal repayments on
     investment securities held-to-maturity .....        477,213      43,041,421      38,888,255
  Purchase of mortgage-backed securities
     held-to-maturity ...........................       (400,000)             --              --
  Principal repayments on mortgage-backed
     securities held-to-maturity ................      2,099,013       6,414,919       5,769,485
  (Purchase) sale of Federal Home Loan
     Bank of Atlanta stock ......................       (251,500)        441,500              --
  Loan disbursements, net of repayments .........    (15,312,776)    (13,681,964)    (16,289,600)
  Purchases of property and equipment ...........       (902,400)       (769,336)       (117,276)
  Sale of property and equipment ................             --              --           6,001
  Investment in life insurance policies .........       (288,064)       (266,544)     (2,979,736)
  Sale of ground rents owned ....................             --              --          39,500
                                                    ------------    ------------    ------------
            Net cash used in investing activities    (16,278,514)    (32,045,004)     (9,561,635)
                                                    ------------    ------------    ------------



                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                      Consolidated Statements of Cash Flows

                    Years ended June 30, 2000, 1999 and 1998



                                                       2000           1999            1998
                                                       ----           ----            ----
Cash flows from financing activities:
  Payment of dividends .......................       (788,434)       (988,540)       (973,322)
  Repayment of borrowed funds ................        (86,813)        (81,187)        (96,000)
  Net increase in savings accounts ...........      7,240,595      29,356,009      12,679,593
  (Decrease) increase in advance payments
     by borrowers for taxes, insurance and
     ground rents ............................       (129,626)        197,512         201,960
  Purchases of treasury stock ................     (3,475,850)     (3,968,439)       (772,430)
  Exercise of stock options ..................         79,200              --         106,920
                                                 ------------    ------------    ------------

            Net cash provided by
                financing activities .........      2,839,072      24,515,355      11,146,721
                                                 ------------    ------------    ------------

            Net (decrease) increase in cash
                and cash equivalents .........     (9,854,779)     (3,846,803)      5,550,770

Cash and cash equivalents at beginning of year     33,010,666      36,857,469      31,306,699
                                                 ------------    ------------    ------------
Cash and cash equivalents at end of year .....   $ 23,155,887      33,010,666      36,857,469
                                                 ============    ============    ============




See accompanying notes to consolidated financial statements.

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


(1) Description of Business, Summary of Significant Accounting Policies and Other Matters

     (a)  Business

          Leeds Federal Bankshares, Inc. (the Company) is a federally chartered corporation which owns all of the issued and outstanding common stock of Leeds Federal Savings Bank (the Bank), a federally-chartered savings bank that conducts its operations through branches in Baltimore County and Howard County, Maryland. At June 30, 2000, approximately 73% of the outstanding shares of common stock of the Company were held by Leeds Federal Bankshares, M.H.C. (MHC), a federal mutual holding company.

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

     (b)  Basis of Presentation

          The consolidated financial statements include the accounts of the Company, the Bank and its wholly owned subsidiaries, Leeds Investment Corporation and Leeds Investor Services, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

          Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. In connection with this determination, management obtains independent appraisals for significant properties and prepares fair value analyses, as appropriate. Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

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

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


     (e)  Investment Securities and Mortgage-Backed Securities

          Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Debt securities not classified as held-to-maturity and equity securities with readily determinable fair values are classified as trading securities if bought and held principally for the purpose of selling them in the near term. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Investments not classified as held-to-maturity or trading are considered available-for-sale and are reported at fair value with unrealized gains and losses, net of the related tax effects, excluded from income and reported as an item of other comprehensive income until realized. Fair value is determined based on published bid prices or bid quotations received from securities dealers. Realized gains or losses on the sales of investments are determined using the specific identification method and are recognized at the time of sale. Premiums and discounts on investment and mortgage-backed securities are amortized over the term of the security using methods that approximate the interest method.

     (f)  Loan Fees

          Loan origination and commitment fees and direct origination costs of loans are deferred and amortized into income over the contractual lives of the related loans using the interest method. Under certain circumstances, commitment fees are recognized over the commitment period or upon the expiration of the commitment

     (g)  Loans Receivable

          Loans are stated at the amount of unpaid principal reduced by unearned income and the allowance for loan losses. Interest on loans is not accrued when, in the opinion of management, full collection of principal or interest is in doubt, or payment of principal or interest has become 90 days past due. Interest accrued prior to a loan becoming 90 days past due is not retained in income. Any interest ultimately collected on such loans is recorded in income in the period of recovery.

          The provision for losses on loans is determined based on management's review of the loan portfolio and analyses of borrowers' ability to pay, past collection experience, risk characteristics of individual loans or groups of similar loans and underlying collateral, current economic conditions, the status of nonperforming loans, and other relevant factors. Loans or portions thereof are charged off when considered uncollectible by management.

          A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans that experience insignificant payment delays (90 days or less) or shortfalls generally are not considered impaired. Impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment is recognized through a valuation allowance and a corresponding provision for loan losses.

          Large groups of smaller balance homogenous loans, including residential mortgage loans and consumer installment loans, are collectively evaluated for impairment. Accordingly, individual consumer and residential loans are not separately identified for impairment disclosures.

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


     (h)  Property and Equipment

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

     (i)  Real Estate Owned

          Real estate acquired through foreclosure is recorded at the lower of cost or fair value less estimated costs to sell. Costs relating to holding real estate are charged against income, while costs relating to improving real estate are capitalized until a salable condition is reached.

     (j)  Income Taxes

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

          Qualified thrift lenders such as the Bank are not required to provide a deferred tax liability for bad debt reserves for tax purposes that arose in fiscal years beginning before December 31, 1987. Such bad debt reserve for the Bank amounted to approximately $7,100,000 with an income tax effect of approximately $2,700,000 at June 30, 2000. This bad debt reserve could become taxable in the future if certain conditions are met by the Bank.

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

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


     (l)  Comprehensive Income

          Comprehensive income includes all changes in stockholders' equity during a period, except those relating to investments by and distributions to stockholders. The Company's comprehensive income consists of net earnings and unrealized gains and losses on securities available-for-sale and is presented in the statements of income and comprehensive income. Accumulated other comprehensive income is displayed as a separate component of stockholders' equity.

     (m)  Cash Equivalents and Cash Flow Information

          For purposes of the consolidated statement of cash flows, all highly liquid investments with maturities at dates of purchase of three months or less are considered to be cash equivalents. Cash equivalents include interest-bearing deposits, short-term investments and secured short-term loans to commercial banks.

          The Company made income tax payments of approximately $1,985,000, $2,169,000 and $2,184,000 in 2000, 1999 and 1998, respectively. The
          Company paid approximately $13,928,000, $13,012,000 and $12,159,000 in interest on deposits and other borrowings in 2000, 1999 and 1998, respectively.


(2)  Securities Purchased Under Agreements to Resell

     The Bank periodically purchases securities under agreements to resell (repurchase agreements). The amounts advanced under the agreements represent short-term loans and are reflected as short-term investments in the consolidated statements of financial condition.

     The securities underlying the agreements are generally book entry securities which are delivered by appropriate entry in the Bank's account maintained at a commercial bank under a written custodial agreement that explicitly recognizes the Bank's interest in the securities. There were no securities purchased under agreements to resell at June 30, 2000 or 1999 and the Bank did not enter into any repurchase agreements in 2000 or 1999. Securities purchased under agreements to resell averaged $3,412,000 during 1998, and the maximum amount outstanding at any month-end was $7,037,000.


                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


(3)  Securities Available-for-Sale

     Securities available-for-sale are summarized as follows at June 30:


                                                                     2000
                                            --------------------------------------------------
                                                          Gross         Gross
                                            Amortized   unrealized    unrealized
                                              cost        gains          losses     Fair value
                                              ----        -----          ------     ----------
U.S. Government and agency obligations
    due:
      Beyond 5 years but within 10 years   $  500,000           --       (10,156)      489,844
      Beyond 10 years ..................    2,075,000           --      (112,887)    1,962,113

Federal Home Loan Mortgage Corporation
    (FHLMC) preferred stock ............       56,760    2,701,776            --     2,758,536
Other equity securities ................      100,000           --       (52,000)       48,000
                                           ----------   ----------    ----------    ----------
                                           $2,731,760    2,701,776      (175,043)    5,258,493
                                           ==========   ==========    ==========    ==========



                                                                     1999
                                            --------------------------------------------------
                                                          Gross         Gross
                                            Amortized   unrealized    unrealized
                                              cost        gains          losses     Fair value
                                              ----        -----          ------     ----------
U.S. Government and agency obligations
    due:
      Beyond 5 years but within 10 years   $  500,000          938            --       500,938
      Beyond 10 years ..................    2,075,000           --       (42,956)    2,032,044
FHLMC preferred stock ..................       56,760    3,893,736            --     3,950,496
Other equity securities ................      100,000           --       (32,000)       68,000
                                           ----------   ----------    ----------    ----------
                                           $2,731,760    3,894,674       (74,956)    6,551,478
                                           ==========   ==========    ==========    ==========


                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


(4)  Investment Securities Held-to-Maturity

     Investment  securities  held-to-maturity  are summarized as follows at June
     30:


                                                       2000
                              -----------------------------------------------------
                                               Gross        Gross
                              Amortized     unrealized    unrealized
                                 cost         gains         losses      Fair value
                                 ----         -----         ------      ----------
U.S. Government and agency
     obligations .........   $67,392,698        25,120    (5,211,412)    62,206,406
                             ===========   ===========   ===========    ===========



                                                       1999
                              -----------------------------------------------------
                                               Gross        Gross
                              Amortized     unrealized    unrealized
                                 cost         gains         losses      Fair value
                                 ----         -----         ------      ----------
U.S. Government and agency
     obligations .........   $66,167,181        47,331    (2,785,877)    63,428,635
                             ===========   ===========   ===========    ===========


     Investment securities mature as follows at June 30:

                                      2000                         1999
                            ------------------------    ------------------------
                            Amortized                    Amortized
                              cost        Fair value        cost      Fair value
                              ----        ----------        ----      ----------
Due within 12 months ...   $   487,445       487,445       575,879       575,879
Due beyond 12 months
  but within 5 years ...     1,800,000     1,790,933     1,600,000     1,633,283
Due beyond 5 years
  but within 10 years ..     1,800,000     1,690,370     2,000,000     1,941,710
Due beyond 10 years ....    63,305,253    58,237,658    61,991,302    59,277,763
                           -----------   -----------   -----------   -----------
                           $67,392,698    62,206,406    66,167,181    63,428,635
                           ===========   ===========   ===========   ===========


                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


(5)  Mortgage-Backed Securities Held-to-Maturity

     Mortgage-backed securities held-to-maturity are summarized as follows at June 30:

                                                2000
                         -------------------------------------------------------
                                            Gross          Gross
                          Amortized       unrealized     unrealized
                            cost            gains          losses     Fair value
                            ----            -----          ------     ----------
Government National
 Mortgage Association
 (GNMA) ..............   $ 5,756,560        51,400         (4,503)     5,803,457
Federal National
 Mortgage Association
 (FNMA) ..............     1,256,720           908        (14,615)     1,243,013
FHLMC ................       755,331         2,033         (6,478)       750,886
Collateralized
 Mortgage Obligation--
 FNMA REMIC ..........       548,407            --         (3,100)       545,307
                         -----------   -----------    -----------    -----------
                         $ 8,317,018        54,341        (28,696)     8,342,663
                         ===========   ===========    ===========    ===========


                                                1999
                         -------------------------------------------------------
                                            Gross          Gross
                          Amortized       unrealized     unrealized
                            cost            gains          losses     Fair value
                            ----            -----          ------     ----------
GNMA .................   $ 6,676,664       168,976             --      6,845,640
FNMA .................     1,478,778        10,523             --      1,489,301
FHLMC ................     1,245,714        16,047             --      1,261,761
Collateralized
 Mortgage Obligation--
 FNMA REMIC ..........       606,955        10,408             --        617,363
                         -----------   -----------    -----------    -----------
                         $10,008,111       205,954             --     10,214,065
                         ===========   ===========    ===========    ===========


                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


(6)  Loans Receivable

     Loans receivable are summarized as follows at June 30:


                                                        2000            1999
                                                        ----            ----
First mortgage loans:
     One-to-four family residential ............    $202,342,561     186,040,721
     Commercial ................................       2,500,000       2,500,000
     Construction ..............................       2,238,615       3,284,893
                                                    ------------    ------------
                                                     207,081,176     191,825,614

Home equity loans ..............................      11,070,571      11,454,227
Loans secured by savings accounts ..............         445,401         436,745
Consumer loans .................................       3,361,863       3,539,664
                                                    ------------    ------------
                                                     221,959,011     207,256,250
Less:
     Allowance for loan losses .................         741,678         725,152
     Unearned loan fees ........................         765,444         739,800
     Undisbursed portion of loans in process ...       1,248,282       1,905,128
                                                    ------------    ------------
                Loans receivable, net ..........    $219,203,607     203,886,170
                                                    ============    ============


     Substantially all of the loans receivable are mortgage loans secured by residential real estate properties located in the State of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness, the loan-to-value ratio and other relevant factors. The Bank generally does not lend more than 80% of the appraised value of a property and, with limited exceptions, requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 80%. In addition, the Bank generally obtains personal guarantees of repayment from borrowers and/or others for construction and commercial loans and disburses the proceeds of construction and similar loans only as work progresses on the related properties.

     Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Bank's lending area.

     Nonaccrual loans totaled approximately $2,547,823 and $2,764,000 at June 30, 2000 and 1999, respectively. For the years ended June 30, 2000, 1999 and 1998, the amount of interest income that would have been recorded on loans in nonaccrual status at year end had such loans performed in accordance with their terms was approximately $305,000, $286,000 and $281,000, respectively. The actual interest income recorded on these loans for the years ended June 30, 2000, 1999 and 1998 was approximately $2,000, $193,000 and $211,000, respectively. At June 30, 2000 and 1999 the Bank has one impaired loan with an unpaid principal balance of approximately $2,500,000. No interest income was recognized on this loan during impairment and an allocation of approximately $250,000 was included in the allowance for loan losses relating to this loan at each date.

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


     Activity in the allowance for loan losses is summarized as follows for the years ended June 30:


                                         2000            1999            1998
                                         ----            ----            ----
Beginning balance ..............      $ 725,152         722,860         536,280
Provision for loan losses ......         20,983          39,412         191,705
Charge-offs ....................         (4,457)        (37,120)         (5,125)
                                      ---------       ---------       ---------
         Ending balance ........      $ 741,678         725,152         722,860
                                      =========       =========       =========


(7)  Property and Equipment

     Property and equipment are summarized as follows at June 30:


                                                                     Useful life
                                             2000           1999      in years
                                             ----           ----      --------
Land .................................    $  729,749       729,749            --
Building and improvements ............     1,569,628       925,789    50 years
Furniture, fixtures and equipment ....     1,246,580       988,019    3-10 years
                                          ==========    ==========    ==========
    Total, at cost ...................     3,545,957     2,643,557

Less accumulated depreciation ........     1,303,174     1,158,937
                                          ----------    ----------
    Property and equipment, net ......    $2,242,783     1,484,620
                                          ==========    ==========

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


(8)  Savings Accounts

     Savings accounts are summarized as follows at June 30:


                           Weighted
                           average
                             rate                  2000                         1999
                        --------------     ----------------------     ----------------------
    Type of Account     2000      1999         Amount          %           Amount         %
Certificates            5.74%     5.35%    $197,247,164       70%     $181,657,046       66%
Anniversary bonus       3.32%     3.33%       3,603,206         1        4,466,317        2
Money Market            4.78%     4.68%      50,420,733        18       61,368,492       22
Passbook                3.15%     3.15%      21,443,796         8       20,160,926        7
NOW and demand          1.99%     1.99%       9,151,307         3        6,972,830        3
                        ----      ----        ---------      ----        ---------      ----
                                           $281,866,206      100%     $274,625,611      100%
                                           ============      ====     ============      ====

Certificate accounts
 mature as follows:
  Within 12 months                         $132,565,286       67%     $ 98,562,974       54%
  12 to 24 months                            45,886,252       23%       65,163,034        36
  24 to 36 months                            10,634,922        5%       10,891,676         6
  36 to 48 months                             3,374,479        2%        3,705,841         2
  48 to 60 months                             4,786,225        3%        3,333,521         2
  --    --                                 ------------      ----     ------------      ----
                                           $197,247,164      100%     $181,657,046      100%
                                           ============      ====     ============      ====


     At June 30, 2000 and 1999, the Bank had customer deposits in savings accounts of $100,000 or more of approximately $65,096,000 and $58,989,000, respectively.

     Interest expense on savings accounts consists of the following for the years ended June 30:


                                         2000            1999             1998
                                         ----            ----             ----
Time deposits ..................     $10,289,585       9,132,231       7,905,150
Checking and money market ......       2,972,732       3,237,150       3,607,568
Passbook and other .............         627,438         595,919         601,430
                                     -----------     -----------     -----------
                                     $13,889,755      12,965,300      12,114,148
                                     ===========     ===========     ===========

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


(9)  Income Taxes

     The provision for income taxes is comprised of the following for the years ended June 30:


                                   2000               1999              1998
                                   ----               ----              ----
Current:
     Federal .............      $ 2,240,711         1,852,003         1,767,197
     State ...............           59,814           208,448           214,501
                                -----------       -----------       -----------
                                  2,300,525         2,060,451         1,981,698
                                -----------       -----------       -----------

Deferred:
     Federal .............         (367,454)         (140,074)          (70,925)
     State ...............          (41,946)          (31,009)          (15,701)
                                -----------       -----------       -----------
                                   (409,400)         (171,083)          (86,626)
                                -----------       -----------       -----------
                                $ 1,891,125         1,889,368         1,895,072
                                ===========       ===========       ===========


     The net deferred tax liability at June 30, 2000 and 1999 consists of total deferred tax assets of $986,743 and $729,237, respectively, and total deferred tax liabilities of $1,480,046 and $2,123,040, respectively. The tax effects of temporary differences between the financial reporting and income tax basis of assets and liabilities relate to the following at June 30:


                                                       2000             1999
                                                       ----             ----
Tax bad debt reserve in excess
 of base year ................................     $  (199,931)        (299,897)
Allowance for losses on loans ................         286,436          280,054
Federal Home Loan Bank stock dividends .......        (304,291)        (304,291)
Compensation plans ...........................         435,483          324,927
Unrealized gains on securities
 available-for-sale, net .....................        (980,511)      (1,480,830)
Other, net ...................................         269,511           86,234
                                                   -----------      -----------
                                                   $  (493,303)      (1,393,803)
                                                   ===========      ===========


     Reconciliations between the provisions for income taxes computed by multiplying income before income taxes by the statutory Federal income tax rate (34%) and the actual provisions for income taxes are as follows for the years ended June 30:


                                           2000          1999            1998
                                           ----          ----            ----
Federal income taxes at
 statutory rate ....................    $1,865,387     1,819,981      1,768,368
State income taxes, net
 of Federal income tax benefit .....        11,793       114,054        131,208
Other, net .........................        13,945       (44,667)        (4,504)
                                        ----------    ----------     ----------
                                        $1,891,125     1,889,368      1,895,072
                                        ==========    ==========     ==========


                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


(10) Regulatory Matters

     The Federal Deposit Insurance Corporation, through the Savings Association Insurance Fund (SAIF), insures deposits of accountholders up to $100,000. The Bank pays an annual premium to provide for this insurance. The Bank is also a member of the Federal Home Loan Bank System and is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta (FHLB) equal to at least 1% of the unpaid principal balances of its residential mortgage loans, or 5% of its outstanding advances from the Bank, whichever is greater. Purchases and sales of stock are made directly with the FHLB at par value.

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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (as defined in the regulations and as set forth in the table below). As of June 30, 2000, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

     Regulatory capital amounts and ratios for the Bank are as follows (in thousands):


                                                                                          To be well
                                                                    Minimum            capitalized under
                                                                  for capital          prompt corrective
                                              Actual           adequacy purposes       action provisions
                                       --------------------   ------------------     -------------------
                                        Amount       Ratio     Amount      Ratio      Amount       Ratio
                                        ------       -----     ------      -----      ------       -----
As of June 30, 2000:
    Tier I core capital (a)            $45,491       13.60%   $13,375       4%       $16,719         >5%
    Tier I risk-based capital (b)       45,491       27.71%     6,566       4%         9,849         >6%
    Total risk-based capital (b)        47,393       28.87%    13,133       8%        16,416        >10%

As of June 30, 1999:
    Tier I core capital (a)             46,062       14.06%    13,109       4%        16,386         >5%
    Tier I risk-based capital (b)       46,062       28.71%     6,418       4%         9,627         >6%
    Total risk-based capital (b)        48,520       30.24%    12,837       8%        16,046        >10%

-------------
     (a)  Percentage of capital to ending assets.
     (b)  Percentage of risk-based capital to ending risk-weighted assets.


                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


(11) Retirement and Deferred Compensation Plans

     The Bank has a 401(k) Employee Investment Plan covering substantially all employees. Participation is voluntary and employee contributions are based on a percentage of compensation, ranging from a minimum of 1% to a maximum of 10%. The Bank matches employees' contributions, not to exceed 6% of compensation or a maximum of $2,400 annually. The Bank's contributions were $38,644, $37,936, and $34,432 for the years ended June 30, 2000, 1999 and
     1998, respectively.

     The Bank has a supplemental retirement income plan (SERP) for executive officers. The SERP supplements the 401(k) plan to bring officer retirement benefits up to targeted levels (2% for each year of service, not to exceed 70% of final salary). In addition, the SERP provides death benefit protection for officers' beneficiaries. The cost of each participant's retirement benefits is accrued over the participant's active employment. The accrued liability under the SERP was approximately $186,000 and $204,000 as of June 30, 2000 and 1999, respectively. Compensation cost related to the SERP was $129,001, $118,640, and $116,468 for the years ended June 30, 2000, 1999 and 1998, respectively.

     The Bank also has a deferred compensation agreement with one officer to provide certain death and retirement benefits. The benefits payable are accrued by annually by charges to income of $1,383. The accrued liability for these benefits amounted to $30,976 and $29,593 at June 30, 2000 and 1999, respectively, and is included in accrued expenses and other liabilities.

     The Bank has a Directors Retirement Plan which is a nonqualified plan for income tax purposes. Under the plan, each director will be paid 75% of annual directors' fees for ten years or until death after retirement. The benefits payable are accrued annually and are based on the retirement age selected by each director and an assumed 4% increase in annual fees until retirement. The accrued liability under this plan was $413,410 and $269,010 at June 30, 2000 and 1999, respectively, and is included in accrued expenses and other liabilities. Compensation cost related to this plan was $144,400 $117,658 and $105,414 for the years ended June 30, 2000, 1999 and
     1998, respectively.

     The Bank also has an optional plan for the deferral of directors' fees which is nonqualified for income tax purposes. The accrued liability under this plan was $497,504 and $410,187 at June 30, 2000 and 1999, respectively, and is included in accrued expenses and other liabilities.

     The Bank has invested in whole-life insurance policies on the lives of the individual participants for purposes of providing income and assets in the future to offset the costs of the officers and directors' plans. The life insurance companies and related investments are as follows at June 30:


                                                     2000                 1999
                                                     ----                 ----
Transamerica ...........................          $3,518,280           3,341,297
American General .......................           2,046,057           1,969,051
Massachusetts Mutual ...................             638,642             608,533
Pacific Mutual .........................             484,558             480,592
                                                  ----------          ----------
                                                  $6,687,537           6,399,473
                                                  ==========          ==========


                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


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

     In 1994 the ESOP borrowed $960,000 from an unrelated third party lender under a ten year loan bearing interest at the Federal funds rate plus 2.5% per annum, with payments of principal and interest due quarterly. Annual principal payments are $96,000. The proceeds of the loan were used by the ESOP to acquire 144,000 shares of the Bank's common stock upon its conversion to a capital stock form of organization. The ESOP holds the common stock in a trust for allocation among participating employees, which occurs as the ESOP repays the loan. The ESOP's sources of repayment of the loan are dividends on the common stock, if any, either held in trust or allocated to the participants' accounts, and quarterly contributions from the Bank to the ESOP and earnings thereon. For the years ended June 30, 2000, 1999 and 1998 the Bank made contributions to the ESOP of $130,385, $134,790 and $146,944, respectively.

     The debt of the ESOP is recorded as debt of the Company and the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial condition. Dividends on allocated shares are recorded as a reduction of retained earnings; dividends on unallocated shares are recorded as a reduction of debt and accrued interest. The Bank recognized interest expense of $34,385, $38,790 and $50,944, respectively, and compensation expense of $141,548, $205,453 and $320,787, respectively, related to the ESOP for the years ended June 30, 2000, 1999 and 1998. Dividends on ESOP shares used for debt service were $33,303, $40,963 and $48,380 for the years ended June 30, 2000, 1999 and 1998, respectively. The related tax benefits to the Bank for dividends paid to the ESOP were not material. The ESOP shares as of June 30 were as follows:


                                                            2000          1999
                                                            ----          ----
Allocated shares .................................         92,263         78,417
Shares earned, but unallocated ...................          6,935          7,466
Unearned shares ..................................         44,802         58,117
                                                         --------       --------
                                                          144,000        144,000
                                                         --------       --------
Fair value of unearned shares at June 30 .........       $467,621        639,287
                                                         ========       ========


     In 1994 the Company established a Management Recognition Plan (MRP) to retain personnel of experience and ability in key positions of responsibility. Under the MRP, members of the Board of Directors and certain executive officers of the Company were issued a total of 72,000 shares of common stock. Participants become one-fifth vested in the shares awarded on January 1 of each year from 1995 to 1999. There was no compensation expenses related to the MRP during the year ended June 30, 2000. Compensation expense was $11,907 and $48,234 for the years ended June 30, 1999 and 1998, respectively.

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


     In 1994, the Company adopted a Stock Option Plan (Option Plan), under which 180,000 shares of common stock were granted to officers and directors of the Bank. Options granted under the Option Plan may be Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualifying stock options. The 72,000 options granted to directors vested at grant date, while the 108,000 options granted to officers vest at a rate of 20% per year. Options are exercisable at the market price of the common stock on the date of grant which was $7.92 per share. The options must be exercised within ten years from the date of grant.

     A summary of changes in shares under option and options exercisable for the years ended June 30 is presented below:


                                              2000          1999          1998
                                              ----          ----          ----
Outstanding at beginning of year ......      148,500       148,500      162,000
Exercised .............................      (10,000)           --      (13,500)
                                            --------      --------     --------
       Outstanding at end of year .....      138,500       148,500      148,500
                                            --------      --------     --------
Exercisable at end of year ............      138,500       148,500      133,200
                                            ========      ========     ========


(13) Postretirement Benefits Other Than Pensions

     The Bank offers a postretirement health care benefit plan to certain Directors and employees. The net cost of the plan was approximately $39,000, $46,000 and $46,000 for each of the years ended June 30, 2000,
     1999 and 1998, respectively. The accrued liability for these benefits was approximately $175,000 and $147,000 at June 30, 2000 and 1999,
     respectively, and is included in accrued expenses and other liabilities.


(14) Financial Instruments

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business, including mortgage loan commitments and lines of credit on home equity loans. These instruments involve, to various degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to a financial instrument is represented by the contract amount of the financial instrument. The Bank uses the same credit policies in making commitments for off-balance-sheet financial instruments as it does for on-balance-sheet financial instruments. Financial instruments with off-balance-sheet risk are as follows at June 30, 2000:


                                                                       Contract
                                                                        amount
                                                                        ------
Undisbursed lines of credit on home equity loans .............       $13,209,000
Residential mortgage loans to be funded ......................           910,000
                                                                     -----------
                                                                     $14,119,000
                                                                     ===========



                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


     The Bank had outstanding mortgage loan commitments, exclusive of the undisbursed portion of loans in process, of approximately $568,000 for fixed rate loans and $342,000 for floating rate loans at June 30, 2000. The interest rate range on fixed rate mortgage loan commitments was 8.00% to 8.75% and all commitments expire within one year. The loan commitments and undisbursed lines of credit are expected to be settled at face amount or expire unused. The fair value of these commitments was not significant at June 30, 2000.

     The Bank has an unsecured line of credit with a commercial bank for up to $2 million. There were no borrowings outstanding as of June 30, 2000.

     The carrying amounts and estimated fair values of financial instruments are summarized as follows at June 30:

                                                  2000                          1999
                                       --------------------------    -------------------------
                                         Carrying         Fair         Carrying          Fair
                                          amount          value         amount           value
                                          ------          -----         ------           -----
Assets:
     Cash and interest-bearing
         deposits .................   $  4,041,162      4,041,000     10,057,442     10,057,000
     Short-term investments .......      9,551,979      9,552,000     12,941,254     12,941,000
     Secured short-term loans to
         commercial banks .........      9,562,746      9,563,000     10,011,970     10,012,000
     Securities available-for-sale       5,258,493      5,258,000      6,551,478      6,551,000
     Investment securities
         held-to-maturity .........     67,392,698     62,206,000     66,167,181     63,429,000
     Mortgage-backed securities
         held-to-maturity .........      8,317,018      8,343,000     10,008,111     10,214,000
     Loans receivable .............    219,203,607    210,975,000    203,886,170    202,890,000
     Investment in Federal Home
         Loan Bank stock ..........      2,187,200      2,187,000      1,935,700      1,936,000
     Accrued interest receivable ..      2,116,855      2,117,000      1,994,604      1,995,000

Liabilities:
     Savings accounts .............    281,866,206    281,357,000    274,625,611    275,218,000
     Borrowed funds ...............        384,000        384,000        470,813        471,000
     Advances payments by
         borrowers for taxes,
         insurance and ground rents      5,073,906      5,074,000      5,203,532      5,204,000
                                      ============   ============   ============   ============



                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


     the methods and assumptions used to determine fair value estimates are set forth below.

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

     (b)  Loans Receivable

          The fair value of loans receivable is estimated by discounting anticipated future cash flows (based on contractual maturities and weighted-average coupons and prepayment assumptions) at rates currently offered by the Bank for loans to borrowers with similar credit histories.

     (c) Savings Accounts, Borrowed Funds and Advance Payments by Borrowers for Taxes, Insurance and Ground Rents

          The fair value of savings accounts, other than certificate accounts, and advance payments by borrowers for taxes, insurance and ground rents is the amount payable on demand at June 30. The fair value of certificate accounts is based on the lower of redemption value (net of penalty) or the discounted value of contractual cash flows. Discount rates are estimated using the rates currently offered by the Bank for accounts with similar remaining maturities. Borrowed funds are considered to be at fair value due to their adjustable rate nature.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.


(15) Stockholders' Equity

     In March 1994, the members of Leeds Federal Savings Association (the Association) approved a plan of reorganization from a mutual savings association to a mutual holding company. Pursuant to the plan of reorganization, the Association transferred substantially all of its assets and all of its liabilities to a new federally-chartered stock savings association which became a wholly owned subsidiary of MHC. The reorganization was consummated in April 1994.

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


     The principal purpose of the reorganization was to organize the Association into a corporate form so that it would have more flexibility to raise capital, diversify operations and establish employee incentive plans. Under the terms of the reorganization, the membership rights of the Association's members became rights in the mutual holding company and the Company has the authority to issue shares of capital stock to persons other than MHC for up to 49.9% (a minority ownership interest) of the shares issued and outstanding.

     OTS regulations impose limitations on all capital distributions by savings institutions. Capital distributions include cash dividends, payments to repurchase or otherwise acquire the institution's shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The regulations establish three tiers of institutions. An institution, such as the Bank, that exceeds all capital requirements before and after a proposed capital distribution ("Tier 1 institution") may, after prior notice but without the approval of the OTS, make capital distributions during a year up to 100% of its net income to date during the year plus its retained net income for the preceding two years. Any additional capital distributions require OTS approval.

     MHC has waived receipt of its quarterly dividends, thereby reducing the actual dividend payout by the Company in 1999 and prior years. The dividends waived by MHC are considered as a restriction on the retained earnings of the Bank. The amount of any dividend waived by MHC is available for declaration as a dividend solely to MHC. At June 30, 2000, the cumulative amount of such waived dividends was $9,728,400.

     At June 30, 2000, the Company was authorized to repurchase up to 1,023,441 shares of common stock pursuant to its repurchase plan. During the years ended June 30, 2000, 1999 and 1998, the Company purchased 324,475, 292,736 and 39,205 shares, respectively, at an average cost per share of $10.71, $13.56 and $19.70, respectively.


(16) Net Income Per Share of Common Stock

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

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


     Information related to the calculation of net income per share of common stock is summarized as follows for the years ended June 30:

                                     2000                       1999                       1998
                            -----------------------    ----------------------    ----------------------
                              Basic        Diluted       Basic       Diluted        Basic       Diluted
                              -----        -------       -----       -------        -----       -------
Net income ..............   $3,595,308    3,595,308    3,463,516    3,463,516    3,306,009     3,306,009
Dividends on unvested
   common stock
   awards ...............           --           --           --           --       (7,872)       (3,107)
                            ----------   ----------   ----------   ----------   ----------    ----------
Adjusted net income used
   in EPS calculations ..   $3,595,308    3,595,308    3,463,516    3,463,516    3,298,137     3,302,902
                            ==========   ==========   ==========   ==========   ==========    ==========

Weighted average shares
   outstanding ..........    4,634,155    4,634,155    4,983,896    4,983,896    5,091,918     5,091,918

Dilutive securities:
   Options ..............           --       31,764           --       64,867           --        89,885
   Unvested common stock
    awards ..............           --           --           --           --           --         8,716
                            ----------   ----------   ----------   ----------   ----------    ----------

Adjusted weighted average
   shares used in EPS
   calculations .........    4,634,155    4,665,919    4,983,896    5,048,763    5,091,918     5,190,519
                            ==========   ==========   ==========   ==========   ==========    ==========



                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


(17) Condensed Financial Information (Parent Company Only)

     Summarized financial information for the Company is as follows as of and for the years ended June 30:


                                                        2000              1999
                                                        ----              ----
Statements of Financial Condition

Cash ...........................................     $   143,131         222,926
Securities available-for-sale ..................          53,240          68,000
Deferred tax asset .............................          19,822          12,352
Other assets ...................................         200,000              --
Investment in Bank .............................      47,180,556      48,421,166
                                                     -----------     -----------
                                                     $47,596,749      48,724,444
                                                     ===========     ===========

Accrued expenses and other liabilities .........     $   187,276         220,032
Stockholders' equity ...........................      47,409,473      48,504,412
                                                     -----------     -----------
                                                     $47,596,749      48,724,444
                                                     ===========     ===========


                                                2000        1999         1998
                                                ----        ----         ----
Statements of Income

Interest income .........................   $   23,129       14,975        1,903

Equity in net income of subsidiary ......    3,586,547    3,449,274    3,304,106
                                            ----------   ----------   ----------

      Income before provision for
       income taxes .....................    3,609,676    3,464,249    3,306,009

Provision for income taxes ..............       14,368          733           --
                                                         ----------   ----------
      Net income ........................   $3,595,308    3,463,516    3,306,009
                                            ==========   ==========   ==========



                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2000, 1999 and 1998


                                                               2000             1999          1998
                                                               ----             ----          ----
Statements of Cash Flows

Cash flows from operating activities:
     Net income .........................................   $ 3,595,308      3,463,516      3,306,009
     Adjustments to reconcile net income to net cash
         provided (used) by operating activities:
            Equity in net income of subsidiary ..........    (3,586,547)    (3,449,274)    (3,304,106)
            Other, net ..................................      (238,472)            --             --
                                                            -----------    -----------    -----------

                Net cash (used) provided by operating
                    activities ..........................      (229,711)        14,242          1,903
                                                            -----------    -----------    -----------

Cash flows from investing activities:
     Dividend distribution from bank ....................     4,335,000      5,240,000        850,000
     Purchase of securities available-for-sale ..........            --       (100,000)            --
                                                            -----------    -----------    -----------
                Net cash provided by investing activities     4,335,000      5,140,000        850,000
                                                            -----------    -----------    -----------

Cash flows from financing activities:
     Payment of dividends ...............................      (788,434)      (988,540)      (260,730)
     Purchases of treasury stock ........................    (3,475,850)    (3,968,439)      (772,430)
     Exercise of stock options ..........................        79,200             --        106,920
     Net proceeds of stock exchanged ....................            --             --        100,000
                                                            -----------    -----------    -----------
                Net cash used by financing activities ...    (4,185,084)    (4,956,979)      (826,240)
                                                            -----------    -----------    -----------

                Net (decrease) increase in cash and
                    cash equivalents ....................       (79,795)       197,263         25,663

Cash and cash equivalents at beginning of year ..........       222,926         25,663             --
                                                            -----------    -----------    -----------
Cash and cash equivalents at end of year ................   $   143,131        222,926         25,663
                                                            ===========    ===========    ===========

                             STOCKHOLDER INFORMATION


Annual Meeting
--------------

The Annual Meeting of Stockholders will be held at 4:00 p.m., on October 25, 2000, at the Company's office at 1101 Maiden Choice Lane, Baltimore, Maryland.

Stock Listing
-------------

The Company's Common Stock trades over-the-counter on the Nasdaq National Market under the symbol "LFED."

Special Counsel
---------------

Luse Lehman Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W.
Washington, D.C.  20015


Independent Auditors
--------------------

KPMG LLP
111 South Calvert Street
Baltimore, Maryland  21202

Transfer Agent
--------------

American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York  10007

Annual Report on Form 10-KSB
----------------------------

A copy of the Company's Form 10-KSB for the fiscal year ended June 30, 2000, will be furnished without charge to stockholders as of September 6, 2000, upon written request to the Secretary, Leeds Federal Bankshares, Inc., 1101 Maiden Choice Lane, Baltimore, Maryland 21229.