Form 10KSB, Exhibit 13
period 2001-06-30
LEEDS FEDERAL BANKSHARES
filed 2001-09-27
CIK 1053307

EXHIBIT 13

                       2001 ANNUAL REPORT TO STOCKHOLDERS

                       2001 ANNUAL REPORT TO STOCKHOLDERS
                         LEEDS FEDERAL BANKSHARES, INC.

                                TABLE OF CONTENTS


                                                                      Page
                                                                      ----


Message to Our Stockholders......................................       1
Selected Consolidated Financial and Other Data...................       2
Management's Discussion and Analysis of
  Financial Condition and Results of Operations..................       4
Selected Quarterly Financial Data................................      14
Common Stock and Related Matters.................................      15
Independent Auditors' Report.....................................     F-1
Consolidated Statements of Financial Condition...................     F-2
Consolidated Statements of Income and Comprehensive Income.......     F-3
Consolidated Statements of Stockholders' Equity..................     F-4
Consolidated Statements of Cash Flows............................     F-5
Notes to Consolidated Financial Statements.......................     F-7

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

                                                                             At June 30,
                                                   -------------------------------------------------------------
                                                     2001          2000         1999         1998         1997
                                                   ---------    ---------    ---------    ---------     --------
                                                                             (In Thousands)
Selected Consolidated Financial Condition Data
Total assets....................................   $ 378,500    $ 337,048    $ 331,642    $ 302,737     $286,999
Loans receivable, net...........................     217,183      219,204      203,886      190,181      174,095
Investments* ...................................     122,266       95,935      102,572       85,355       82,553
Mortgage-backed securities......................      20,021        8,317       10,008       16,412       22,160
Deposits........................................     320,471      281,866      274,626      245,270      232,590
Borrowed funds..................................         274          384          471          552          648
Stockholders' equity, substantially restricted..      50,889       47,409       48,504       49,308       46,741

-----------
*    Includes  investment  securities,   interest-bearing  deposits,  and  other
     investments.



                                                                         Year Ended June 30,
                                                   -------------------------------------------------------------
                                                     2001          2000         1999         1998         1997
                                                   ---------    ---------    ---------    ---------     --------
                                                               (In Thousands Except Per Share Data)
Selected Consolidated Operating Data:
Interest income................................    $  22,957    $  22,070    $  20,842    $  20,309     $ 19,606
Interest expense...............................       15,664       13,928       13,009       12,171       11,613
                                                   ---------    ---------    ---------    ---------     --------
  Net interest income before provision for losses      7,293        8,142        7,833        8,138        7,993
Provision for loan losses......................           --           21           39          192          151
                                                   ---------    ---------    ---------    ---------     --------
  Net interest income after provision for losses       7,293        8,121        7,794        7,946        7,842
                                                   ---------    ---------    ---------    ---------     --------
Noninterest income:
  Service fees and charges.....................          200          156          132          137          130
  Other income.................................          380          288          268          213          140
                                                   ---------    ---------    ---------    ---------     --------
    Total noninterest income...................          580          444          400          350          270
                                                   ---------    ---------    ---------    ---------     --------
Noninterest expense:
  Compensation and employee benefits...........        1,994        1,759        1,573        1,770        1,528
  Occupancy....................................          339          260          222          195          197
  SAIF deposit insurance premiums..............          131          184          222          222        1,755
  Advertising..................................          181          159          128          208          172
    Other......................................          857          717          696          700          637
                                                   ---------    ---------    ---------    ---------     --------
    Total noninterest expenses.................        3,502        3,079        2,841        3,095        4,289
                                                   ---------    ---------    ---------    ---------     --------
Income before provision for income taxes.......        4,371        5,486        5,353        5,201        3,823
Provision for income taxes.....................        1,486        1,891        1,889        1,895        1,458
                                                   ---------    ---------    ---------    ---------     --------
      Net income...............................    $   2,885    $   3,595    $   3,464    $   3,306     $  2,365
                                                   =========    =========    =========    =========     ========
Net income per common share
  Basic........................................    $    0.64    $    0.78    $    0.69    $    0.65     $   0.46
  Diluted......................................         0.63         0.77         0.69         0.64         0.46
Dividends declared per common share............         0.60         0.59         0.56         0.55         0.48
                                                   =========    =========    =========    =========     ========

                                        At or for the Year Ended June 30
                                 -----------------------------------------------
                                 2001      2000        1999     1998       1997
                                 ----      ----        ----     ----       ----
Key Operating Ratios
 and Other Data:

Return on average assets
 (net income divided by
 average total assets)* ......      .83%     1.08%     1.11%     1.13%      .85%
Return on average equity
 (net income divided by
 average equity)* ............     5.88      7.54      7.05      6.86      5.26
Net interest rate spread
 (difference between average
 yield on interest-earning
 assets and average cost of
 interest-bearing liabilities)     1.48      1.86      1.80      2.03      2.12
Net interest margin (net
 interest income as a
 percentage of average
 interest-earning assets)  ...     2.17      2.53      2.57      2.85      2.94
Net interest income to
 noninterest expense* ........   208.25    264.44    275.71    262.94    186.36
Net interest income after
 provision for losses, to
 total noninterest expense* ..   208.25    263.75    274.33    256.74    182.84
Noninterest income to
 average assets ..............      .17       .13       .13       .12       .10
Noninterest expense to
 average assets* .............     1.01       .93       .91      1.06      1.54
Nonperforming loans to
 total loans .................    --         1.16      1.36      1.32       .05
Nonperforming assets to
 total assets ................      .67       .76       .83       .83       .03
Average interest-earning
 assets to average
 interest-bearing
 liabilities .................   114.76    115.43    118.03    119.46    119.15
Stockholders' equity to
 average assets (average
 stockholders' equity
 divided by average
 total assets) ...............    14.13     14.33     15.68     16.49     16.18
Equity to assets at
 period end ..................    13.44     14.07     14.63     16.28     16.29
Number of full-service
 offices .....................     2         2         1         1         1

-------------

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

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

General

         The earnings of the Company depend primarily on the earnings of Leeds Federal Savings Bank (the "Bank"). The Company and the Bank are discussed herein on a consolidated basis. The Company's earnings depend primarily on its net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of mortgage loans, mortgage-backed securities, interest-earning deposits at other institutions, investment securities and other investments, and the interest paid on interest-bearing liabilities. Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company's earnings also are affected by its level of noninterest income, including primarily service fees and charges, and noninterest expense, including primarily compensation and employee benefits and occupancy costs. Earnings of the Company also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company.

Forward-Looking Statements

         When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, and changes in demand for loans in the Company's market area, competition and information provided by third-party vendors that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Undue reliance should not be placed on any such forward-looking statements, which speak only as of the date made. Moreover, the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

         The Company does not undertake, and specifically disclaims any obligation, to publicly release the results of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Business Strategy

         The Company's current business strategy is to operate the Bank as a well-capitalized, profitable and community-oriented savings bank dedicated to providing quality customer service. Generally, the Company has sought to implement this strategy by using only retail deposits as its source of funds and maintaining a substantial part of its assets in loans secured by one- to four-family residential real estate located in the Company's market area, home equity loans, consumer loans, mortgage-backed securities and in other liquid investment securities. Specifically, the Company's business strategy incorporates the following elements: (1) operating as a community-oriented financial institution, maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a community-based institution can offer; (2) maintaining high asset quality by emphasizing investment in residential mortgage loans, mortgage-backed securities and other securities issued or guaranteed by the United States Government or agencies thereof; (3) maintaining capital in excess of regulatory requirements and growing only to the extent that adequate capital levels can be maintained; and (4) managing interest rate risk exposure while achieving desirable levels of profitability.

Results of Operations

         The net income of the Company depends primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of mortgage loans, mortgage-backed securities, interest-earning deposits at other institutions, investment securities and other investments, and the interest paid on interest-bearing liabilities, which consist primarily of savings deposits. The Company had net income of $2.9 million for the year ended June 30, 2001. Net income totaled $3.6 million and $3.5 million for fiscal 2000 and 1999, respectively.

         Interest Income. Total interest income increased by $887,000, or 4.0%, to $23.0 million for the year ended June 30, 2001, from $22.1 million for the year ended June 30, 2000. The increase in interest income was primarily due to an increase in the balance of average interest earning assets to $336.0 million for the year ended June 30, 2001, from $322.3 million for the prior year, offset by a small decrease in the average yield on interest earnings assets to 6.83%, from 6.85%. The increase in average interest earning assets during the year ended June 30, 2001, resulted primarily from an increase in interest earning deposits and other investments, partially offset by a decrease in investment securities.

         Interest on mortgage loans increased slightly by $54,000, or 0.4%, to $15.1 million for the year ended June 30, 2001. Average balance of mortgage loans decreased $743,000, or 0.3%, while the average yield on mortgage loans increased to 7.12%, from 7.06%. Interest income on consumer loans increased by $29,000 to $304,000 for the year ended June 30, 2001, from $275,000 for the prior year. The increase was due to an increase in average balance of consumer loans to $4.1 million from $3.8 million. The average yield on consumer loans for the year ended June 30, 2001, increased to 7.3%, from 7.2%. Interest income on mortgage-backed securities increased $77,000, or 12.1%, to $714,000 for the year ended June 30, 2001, from $637,000 for the prior year. The increase was principally due to a $446,000 increase in average balance of mortgage-backed securities to $9.6 million for the year ended June 30, 2001, from $9.1 million for the prior year. The average yield on mortgage-backed securities for the year ended June 30, 2001, increased to 7.4%, from 7.0%. Interest income on investment securities decreased by $144,000, to $4.6 million for the year ended June 30, 2001, from $4.8 million for the prior year. Such decrease was the result of a $4.2 million decrease in average balance of investment securities to $67.5 million for the year ended June 30, 2001, from $71.7 million for the year ended June 30, 2000, offset by an increase in the average yield on investment securities to 6.8%, from 6.6%. The decrease in the average balance of investment securities was the result of maturities. Interest income from interest earning deposits increased by $538,000 to $1.1 million for the year ended June 30, 2001, from $605,000 for the prior year. The average balance of interest earning deposits increased to $20.1 million for the year ended June 30, 2001, from $10.9 million for the prior year. Such increase was the result of maturities of investment securities and deposit inflows. The average yield on interest-earning deposits for the year ended June 30, 2001, increased to 5.7% from 5.6%, due to increases in market interest rates during the year. Interest income from other investments increased by $332,000 to $1.1 million, for the year ended June 30, 2001, from $742,000 for the prior year. The average balance of other investments increased by $8.7 million to $22.4 million for the year ended June 30, 2001, from $13.7 million for the prior year, while the average yield on other investments decreased to 4.8% for the period, from 5.4% due to decreases in short-term interest rates.

         Total interest income increased by $1.2 million, or 5.9%, to $22.1 million for the year ended June 30, 2000, from $20.8 million of the year ended June 30, 1999. The increase in interest income was primarily due to an increase in the balance of average interest-earning assets to $322.3 million for the year ended June 30, 2000, from $305.1 million for the prior year, and a small increase in the average yield on interest-earnings assets to 6.9%, from 6.8%. The increase in average interest-earning assets during the year ended June 30, 2000, resulted primarily from an increase in mortgage loans, partially offset by a decrease in mortgage- backed securities. The increase in average yield was caused primarily by increases in yield on short-term investments, partially offset by a decrease in yield on mortgage loans.

         Interest on mortgage loans increased by $1.1 million, or 7.5%, to $15.1 million for the year ended June 30, 2000, from $14.0 million for the year ended June 30, 1999, primarily because of an increase in average mortgage loans to $213.1 million for the year ended June 30, 2000, from $190.1 million for the year ended June 30, 1999, which was partially offset by a decrease in average yield on mortgage loans to 7.1% from 7.3%. The increase in average mortgage loans resulted from increased loan demand in the Bank's community and from an increase in the volume of loan originations from brokers. The lower yield on mortgage loans reflected generally lower market rates, including the effect of reinvesting the proceeds of loan prepayments in lower yielding mortgage loans. Interest income on consumer loans decreased by $54,000 to $275,000 for the year ended June 30, 2000, from $329,000 for the prior year. The decrease was due to a decrease in the average balance of consumer loans to $3.8 million from $4.5 million, as a result of reduced marketing of consumer loans during the year. The average yield on consumer loans for the year ended June 30, 2000, decreased to 7.2%, from 7.3%. Interest income on mortgage-backed securities decreased $280,000, or 30.5%, to $637,000 for the year ended June 30, 2000, from $917,000 for the prior year. The decrease was principally due to a $4.1 million decrease in the average balance of mortgage-backed securities to $9.1 million for the year ended June 30, 2000, from $13.2 million for the prior year. The average yield on mortgage-backed securities for the year ended June 30, 2000, increased to 7.0%, from 6.9%. Interest income on investment securities increased by $1.1 million, to $4.8 million for the year ended June 30, 2000, from $3.6 million for the prior year. Such increase was the result of a $17.4 million increase in average balance of investment securities to $71.7 million for the year ended June 30, 2000, from $54.3 million for the year ended June 30, 1999. The increase in the average balance of investment securities was primarily the result of a decrease in short-term interest-earning deposits. Interest income from interest-earning deposits decreased by $798,000 to $605,000 for the year ended June 30, 2000, from $1.4 million for the prior year. Such decrease was primarily the result of the purchase of longer-term investment securities. The average yield on interest-earning deposits for the year ended June 30, 2000, increased to 5.6%, from 4.9%, due to increases in market rates during the year.

         Interest Expense. Total interest expense increased by $1.7 million, or 12.5%, to $15.7 million for the year ended June 30, 2001, from $13.9 million for the year ended June 30, 2000. Such increase was the result of an increase in the average balance of interest-bearing liabilities of $13.6 million to $292.8 million for the year ended June 30, 2001, from $279.2 million for the prior year and an increase in the average cost of interest-bearing liabilities to 5.4% from 5.0%. The higher cost reflects generally higher market rates in the first half on the year and the longer average maturity of deposits.

          Total interest expense increased by $919,000, or 7.1%, to $13.9 million for the year ended June 30, 2000, from $13.0 million for the year ended June 30, 1999. Such increase was principally the result of an increase in the average balance of interest-bearing liabilities of $20.7 million to $279.2 million for the year ended June 30, 2000, from $258.5 million for the prior year.

         Net Interest Income. Net interest income decreased by $849,000, or 10.4%. to $7.3 million for the year ended June 30, 2001, from $8.1 million for the year ended June 30, 2000. This decrease was due principally to a decrease in the average interest rate spread to 1.48% from 1.86%. This decrease was caused primarily by a 37 basis points increase in the average cost of deposits and a $13.6 million increase in the average balance of deposits, as well as a 2 basis points decrease in the average yield on interest-earning assets.

          Net interest income increased by $309,000, or 3.9%, to $8.1 million for the year ended June 30, 2000, from $7.8 million for the year ended June 30, 1999. This increase was due principally to slightly lower rates paid on deposits, partially offset by a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities.

         Provision for Losses. The Company maintains an allowance for loan losses, which was $732,000 at June 30, 2001, in accordance with generally accepted accounting principles. The allowance exists to absorb known and inherent losses in the Company's overall loan portfolio. In addition to historical loss experience, the Company considers other factors that are likely to cause loan losses, including changes in economic and business conditions, changes in the composition and volume of the portfolio, trends in the level of past due and classified loans and the status of nonperforming loans. The Company's provision for loan losses was $154 for the year ended June 30, 2001, $21,000 for the year ended June 30, 2000 and $39,000 for the year ended June 30, 1999. Management believes that, on an overall basis, the allowance for loan losses at June 30, 2001 is sufficient to address the credit risk of the Bank.

         Noninterest Income. Noninterest income increased by $135,000 to $580,000 for the year ended June 30, 2001, from $445,000 for the year ended June 30, 2000. The increase was due to increases in service fees and charges and increases in the cash surrender value of life insurance investments.

           Noninterest income increased by $44,000 to $445,000 for the year ended June 30, 2000, from $400,000 for the year ended June 30, 1999. The increase was due to increases in service fees and charges and increases in the cash surrender value of life insurance investments.

         Noninterest Expense. Noninterest expense increased by $423,000, to $3.5 million for the year ended June 30, 2001, from $3.1 million for the year ended June 30, 2000. Compensation and employee benefits increased by $234,000 to $2.0 million for the year ended June 30, 2001, from $1.8 million for the prior year. The increase was due principally to additional staffing in the Bank's branch office and other normal increases in salary levels. Occupancy expense, advertising and other expenses also increased, principally due to additional costs in operating the new branch. Savings Association Insurance Fund ("SAIF") deposit insurance premiums decreased due to a decrease in the premium rate assessed.

           Noninterest expense increased by $238,000, to $3.1 million for the year ended June 30, 2000, from $2.8 million for the year ended June 30, 1999. Compensation and employee benefits increased by $186,000 to $1.8 million for the year ended June 30, 2000, from $1.6 million for the prior year. The increase was due principally to staffing added for the Bank's new branch office and other normal increases in salary levels. Occupancy expense, advertising and other expenses also increased principally due to additional costs of opening and operating the new branch. These increases were partially offset by a decrease in SAIF deposit insurance premiums due to a decrease in the premium rate assessed on insured deposits.

         The ratio of noninterest expenses to average assets was 1.01%, 0.93% and 0.91% for the years ending June 30, 2001, 2000 and 1999, respectively.

         The provision for income taxes was approximately $1.5 million, $1.9 million and $1.9 million for the years ended June 30, 2001, 2000 and 1999. The effective tax rates were 34.0%, 34.5% and 35.3% for the years ended June 30, 2001, 2000 and 1999, respectively. The decrease in the effective rates in 2001 and 2000 was due to lower state income taxes.

         Other comprehensive income. The accumulated unrealized gains on securities available-for-sale, net of related income taxes, increased $1.2 million for the year ended June 30, 2001 as compared to a decrease of $802,000 and an increase of $376,000 for the years ended June 30, 2000 and 1999, respectively. These changes primarily reflect fluctuations in interest rates and general market trends.

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


                                                                         Year Ended June 30,
                                    ------------------------------------------------------------------------------------------------
                                                2001                             2000                           1999
                                    ------------------------------   ------------------------------   -----------------------------
                                                          Average                           Average                         Average
                                     Average              Yield/      Average               Yield/    Average               Yield/
                                     Balance  Interest     Cost       Balance   Interest     Cost     Balance   Interest     Cost
                                    --------  ---------  ---------   --------  ---------  ---------  --------   ---------  ---------
                                                                  (Dollars in Thousands)
Interest-earning assets:
  Mortgage loans (1).............   $212,328     15,108     7.12%   $ 213,071  $  15,054     7.06%   $190,836   $  14,007     7.34%
  Consumer and other loans.......      4,139        304     7.34        3,836        275     7.17       4,535         329     7.25
  Mortgage-backed securities.....      9,587        714     7.45        9,141        637     6.97      13,210         917     6.94
  Investment securities..........     67,499      4,613     6.83       71,687      4,757     6.64      54,322       3,647     6.71
  Interest-earning deposits (2)..     20,077      1,143     5.69       10,889        605     5.56      28,931       1,403     4.85
  Other investments (3)..........     22,352      1,075     4.81       13,660        742     5.44      13,221         539     4.08
                                    --------  ---------  -------    ---------  ---------  -------    --------   ---------  -------
    Total interest-earning assets    335,982     22,957     6.83      322,284     22,070     6.85     305,055      20,842     6.83
                                              ---------  -------               ---------  -------               ---------  -------
Noninterest-earning assets.......     11,473                           10,348                           8,353
                                    --------                        ---------                        --------
    Total assets.................   $347,455                        $ 332,632                        $313,408
                                    ========                        =========                        ========
Interest-bearing liabilities:
  Savings deposits...............   $292,453     15,638     5.35    $ 278,775     13,890     4.98    $257,942      12,965     5.03
  Other borrowed funds...........        318         26     8.18          422         38     9.00         518          44     8.49
                                    --------  ---------  -------    ---------  ---------  -------    --------   ---------  -------
    Total interest-bearing
     liabilities.................    292,771    15,664     5.35      279,197     13,928     4.99     258,460      13,009     5.03
                                              ---------  -------               ---------  -------               ---------  -------
Noninterest-bearing liabilities..      5,592                            5,774                           5,800
                                    --------                        ---------                        --------
    Total liabilities............    298,363                          284,971                         264,260
Stockholders' equity.............     49,092                           47,661                          49,148
                                    --------                        ---------                        --------
    Total liabilities and
    stockholders' equity.........   $347,455                        $ 332,632                        $313,408
                                    ========                        =========                        ========
Net interest income..............             $   7,293                        $   8,142                        $   7,833
                                              =========                        =========                        =========
Net interest rate spread (4).....                           1.48%                            1.86%                            1.80%
                                                         =======                          =======                          =======
Net interest margin (5)..........                           2.17%                            2.53%                            2.57%
                                                         =======                          =======                          =======
Ratio of average interest-earning
 assets to average interest-
 bearing liabilities.............                         114.76%                          115.43%                          118.03%
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

                                                                 Year Ended June 30,
                                --------------------------------------------------------------------------------------
                                               2001 vs. 2000                                 2000 vs. 1999
                                -----------------------------------------    -----------------------------------------
                                      Increase/(Decrease)                        Increase/(Decrease)
                                            Due to                                     Due to
                                 ----------------------------      Total     ---------------------------      Total
                                                        Rate/    Increase                          Rate/    Increase
                                 Volume      Rate      Volume   (Decrease)   Volume     Rate      Volume    (Decrease)
                                 ------      ----      ------   ----------   ------     ----      ------    ----------
                                                                   (In Thousands)
Interest income:
  Mortgage loans (1).......... $   (52)   $   128    $   (22)   $    54    $ 1,632    $  (534)   $   (51)   $1,047
  Consumer and other loans....      22          6          1         29        (51)        (4)         1       (54)
  Mortgage-backed securities..      31         43          3         77       (283)         4         (1)     (280)
  Investment securities.......    (278)       136         (2)      (144)     1,165        (38)       (17)    1,110
  Interest-earning deposits (2)    511         14         13        538       (875)       205       (128)     (798)
  Other investments (3).......     473        (86)       (54)       333         18        180          5       203
                               -------    -------    -------    -------    -------    -------    -------    ------

  Total interest-earning assets    707        241        (61)       887      1,606       (187)      (191)    1,228
                               -------    -------    --------   -------    -------    -------    -------    ------
Interest expense..............     677      1,005         54      1,736      1,043       (103)       (21)      919
                               -------    -------    -------    -------    -------    -------    -------    ------

Change in net interest income. $    30    $  (764)   $  (115)   $  (849)   $   563    $   (84)   $  (170)   $  309
                               =======    =======    =======    =======    =======    =======    =======    ======

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

         The Company has an Asset-Liability Management Committee which is responsible for reviewing the Company's asset and liability policies. The Committee meets weekly and reports monthly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital requirements.

         The Company measures interest rate risk in terms of the sensitivity of the Company's net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. The following table presents the pro forma computations of the Company's NPV as of June 30, 2001.

                                                                                 NPV as Percentage of
       Change in                                                                Present Value of Assets
     Interest Rates               Net Portfolio Value                        ----------------------------
     in Basis Points  ----------------------------------------------                          Basis Point
     (Rate Shock)$    Amount               $ Change         % Change          NPV Ratio         Change
     -------------    ------               --------         --------          ---------         ------
                                        (Dollars in Thousands)
        300              25,021           (30,363)              (55)%          7.14%           (714)bp
        200              34,657           (20,727)              (37)%          9.56%           (472)bp
        100              45,115           (10,269)              (19)%         12.02%           (226)bp
     Static              55,384                --              --             14.28%               --
       (100)             61,016             5,632               10%           15.41%            113bp
       (200)             62,180             6,796               12%           15.55%            127bp
       (300)             62,754             7,370               13%           15.56%            128bp


         The above table indicates that at June 30, 2001, in the event of a sudden and sustained increase in prevailing market rates, the Company's NPV would be expected to decrease, and that in the event of a sudden and sustained decrease in prevailing market interest rates, the Company's NPV would be expected to increase. The Company's Board of Directors reviews the Company's NPV position quarterly, and, if estimated changes in NPV are not within the targets established by the Board, the Board may direct management to adjust the asset and liability mix to bring interest rate risk within Board approved targets.

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

Liquidity and Capital Resources

         The Bank is required to maintain liquid assets, as defined by Office of Thrift Supervision ("OTS") regulations, to operate in a safe and sound manner. The Bank adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans and loan commitments. The Bank also adjusts liquidity as appropriate to meet its asset and liability management objectives.

         The Bank's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Bank manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Bank invests in short-term interest-earning assets, which provide liquidity to meet lending requirements. Assets qualifying for liquidity at June 30, 2001, totaled $140.4 million. For additional information about cash flows from the Bank's operating, financing, and investing activities, see "Consolidated Statements of Cash Flows" included in the Consolidated Financial Statements.

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

         At June 30, 2001, the Bank had outstanding loan commitments of $7.0 million. This amount does not include $17.6 million of undisbursed lines of credit on home equity loans, and the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year at June 30, 2001, totaled $132.0 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Bank.

         At June 30, 2001, the Bank exceeded OTS capital requirements. Set forth below is a summary of the Bank's compliance with the following OTS capital standards as of June 30, 2001.

                                                                        Minimum           To Be Well Capitalized
                                                                      For Capital         Under Prompt Corrective
                                              Actual               Adequacy Purposes         Action Provisions
                                        ------------------       --------------------       -------------------
                                        Amount    Ratio(1)       Amount      Ratio(1)       Amount     Ratio(1)
                                        ------    --------       ------      --------       ------     --------
As of June 30, 2001:
  Tier I core capital...............  $  47,692     12.8%       $  14,954       4.0%      $  18,692     >5.0%
  Tier I risk-based capital.........     47,692     24.4            7,833       4.0          11,749      >6.0
  Total risk-based capital..........     51,224     26.2           15,666       8.0          19,582     >10.0

-----------
(1) Core capital is calculated on the basis of a percentage of total adjusted assets; risk-based capital levels are calculated on the basis of a percentage of risk-weighted assets.


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

Common Stock Repurchase Plan

         As of June 30, 2001, the Company was authorized to repurchase up to 1,023,441 shares of its common stock pursuant to a stock repurchase plan. During the years ended June 30, 2001, and 2000, the Company repurchased 11,000 and 324,475 shares at an average cost of $10.93 and $10.71 per share, respectively.


                        SELECTED QUARTERLY FINANCIAL DATA

         A summary of selected quarterly financial data for the years ended June 30, 2001 and 2000 is as follows:


                                         First     Second       Third    Fourth
                                        Quarter    Quarter     Quarter   Quarter
                                        -------    -------     -------   -------
                                           (In Thousands Except Per Share Data)
Fiscal 2001
-----------
Interest income ....................     $5,710     $5,714     $5,718     $5,815
Net interest income ................      1,928      1,824      1,822      1,719
Provision for losses ...............         --         --         --         --
Income before provision
  for income taxes .................      1,245      1,103      1,007      1,016
Net income .........................        798        750        666        671
                                         ======     ======     ======     ======

Net income per common share:
  Basic ............................     $  .17     $  .17     $  .15     $  .15
  Diluted ..........................        .17        .16        .15        .15
                                         ======     ======     ======     ======

Fiscal 2000
-----------
Interest income ....................     $5,448     $5,498     $5,542     $5,582
Net interest income ................      2,027      2,039      2,073      2,003
Provision for losses ...............         12          9         --         --
Income before provision
  for income taxes .................      1,431      1,360      1,429      1,266
Net income .........................        931        892        940        832
                                         ======     ======     ======     ======

Net income per common share:
  Basic ............................     $  .20     $  .19     $  .21     $  .18
  Diluted ..........................        .19        .19        .21        .18
                                         ======     ======     ======     ======

                        COMMON STOCK AND RELATED MATTERS

         The Company's common stock is listed on the Nasdaq National Market under the symbol "LFED." As of August 15, 2001, the Company had five registered market makers, 444 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 4,538,181 shares outstanding. As of such date, Leeds Federal Bankshares, M.H.C. (the "Mutual Holding Company"), the Company's mutual holding company, held 3,300,000 shares of common stock and stockholders other than the Mutual Holding Company held 1,238,181 shares.

         The following table sets forth market price and dividend information for the common stock for each quarter of the previous two fiscal years.

    Fiscal Year Ended                                      Cash Dividends
      June 30, 2001           High             Low            Declared
      -------------           ----             ---            --------

 First quarter             $ 14.25           $ 10.44           $  .15
 Second quarter              14.19             12.38              .15
 Third quarter               13.56             12.69              .15
 Fourth quarter              16.90             13.10              .15


    Fiscal Year Ended                                       Cash Dividends
      June 30, 2000           High             Low             Declared
      ---------------         ----             ---             --------

 First quarter             $ 11.88           $ 10.38           $  .14
 Second quarter              10.75              8.50              .15
 Third quarter               10.25              9.00              .15
 Fourth quarter              11.06              9.63              .15


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

         OTS regulations impose limitations upon all "capital distributions" by savings institutions, including cash dividends, payments by a savings institution to repurchase or otherwise acquire its stock, payments to stockholders of another savings institution in a cash-out merger, and other distributions charged against capital. The regulations establish a three-tiered system of regulation, with the greatest flexibility being afforded to well-capitalized or Tier 1 savings associations. As of June 30, 2001, the most recent notification categorized the Bank as "well-capitalized." Accordingly, under the OTS capital distribution regulations, the Bank would be permitted to pay, upon notice to the OTS, dividends during any calendar year up to 100% of its net income during that calendar year, plus its retained net income for the preceding two years.

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

         The Mutual Holding Company has waived the receipt of all dividends paid by the Company. OTS regulations require the Mutual Holding Company to notify the OTS of any proposed waiver of the receipt of dividends. The OTS will not object to a notice of intent to waive dividends if the waiver would not be detrimental to the safe and sound operation of a mutual holding company's underlying savings association, and the mutual holding company's board of directors determines that the waiver is consistent with the directors' fiduciary duties to the mutual holding company.

                          Independent Auditors' Report


The Board of Directors
Leeds Federal Bankshares, Inc.
Baltimore, Maryland:



We have audited the accompanying consolidated statements of financial condition of Leeds Federal Bankshares, Inc. and subsidiary as of June 30, 2001 and 2000, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


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


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Leeds Federal Bankshares, Inc. and subsidiary as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.


                                         /s/ KPMG  LLP


August 16, 2001

                         LEEDS FEDERAL BANKSHARES, INC.
                 Consolidated Statements of Financial Condition
                            June 30, 2001 and 2000


                                                       2001             2000
                                                       ----             ----
Assets

Cash, including interest-bearing deposits
 of  $2,198,218 in 2001 and
 $1,982,152 in 2000 ............................  $   7,015,942       4,041,162
Short-term investments .........................     35,334,058       9,551,979
secured short-term loans to commercial banks ...     16,225,333       9,562,746
Securities available-for-sale, amortized
 cost of $1,256,760 in 2001 and
 $2,731,760 in 2000 (note 2) ...................      5,802,094       5,258,493
Investment securities held-to-maturity (fair
 value of $59,451,083 in 2001 and
 $62,206,406 in 2000) (note 3) .................     60,518,903      67,392,698
Mortgage-backed securities held-to-maturity
 (fair value of $20,018,094 in 2001 and
 $8,342,663 in 2000) (note 4) ..................     20,021,025       8,317,018
Loans receivable, net (note 5) .................    217,182,587     219,203,607
Investment in Federal Home Loan Bank of
 Atlanta stock, at cost (note 10) ..............      2,187,200       2,187,200
Property and equipment, net (note 6) ...........      2,205,229       2,242,783
Cash surrender value of life insurance (note 11)      7,023,712       6,687,537
Accrued interest receivable ....................      2,236,760       2,116,855
Other real estate owned (note 7) ...............      2,540,127              --
Prepaid expenses and other assets ..............        207,267         486,229
                                                  -------------    ------------
                                                  $ 378,500,237     337,048,307
                                                  =============    ============
Liabilities and Stockholders' Equity

Liabilities:
    Savings accounts (note 8) ..................  $ 320,470,865     281,866,206
    Borrowed funds-- employee stock
     ownership plan (note 12) ..................        274,123         384,000
     Advance payments by borrowers for taxes,
      insurance and ground rents ...............      3,515,261       5,073,906
     Federal and state income taxes (note 9):
        Currently payable ......................        218,075         267,283
        Deferred ...............................      1,219,523         493,303
     Accrued expenses and other liabilities
      (notes 11 and 13) ........................      1,913,349       1,554,136
                                                  -------------    ------------
               Total liabilities ...............    327,611,196     289,638,834
                                                  -------------    ------------
Stockholders' equity (notes 10, 12 and 15):
     Common stock, $1 par value; 20,000,000
      shares authorized; 5,205,597 shares
      issued ...................................      5,205,597       5,205,597
     Additional paid-in-capital ................      9,667,133       9,606,811
     Unearned employee stock ownership
      plan shares ..............................       (180,672)       (297,066)
     Treasury stock, at cost; 667,416 and
      656,416 shares in 2001 and
      2000, respectively .......................     (8,336,969)     (8,216,719)
     Retained income, substantially restricted .     41,750,444      39,573,847
     Accumulated other comprehensive income ....      2,783,508       1,537,003
                                                  -------------    ------------
              Total stockholders' equity .......     50,889,041      47,409,473
                                                  -------------    ------------
Commitments (notes 11, 12 and 14)
                                                  $ 378,500,237     337,048,307
                                                  =============    ============



See accompanying notes to consolidated financial statements.

                         LEEDS FEDERAL BANKSHARES, INC.

           Consolidated Statements of Income and Comprehensive Income

                    Years ended June 30, 2001, 2000 and 1999


                                                2001          2000           1999
                                                ----          ----           ----
Interest income:
     First mortgage and other loans .....   $15,411,216    15,328,947    14,336,211
     Investment securities and
      short-term investments ............     6,832,640     6,104,071     5,588,307
     Mortgage-backed securities .........       713,592       636,556       917,074
                                            -----------   -----------    ----------
               Total interest income ....    22,957,448    22,069,574    20,841,592
                                            -----------   -----------    ----------

Interest expense:
     Savings accounts (note 8) ..........    15,635,632    13,889,755    12,965,300
     Other ..............................        28,701        38,030        43,489
                                            -----------   -----------    ----------
               Total interest expense ...    15,664,333    13,927,785    13,008,789
                                            -----------   -----------    ----------
               Net interest income ......     7,293,115     8,141,789     7,832,803

Provision for loan losses (note 5) ......           154        20,983        39,412
                                            -----------   -----------    ----------
               Net interest income after
                provision for loan losses     7,292,961     8,120,806     7,793,391
                                            -----------   -----------    ----------

Noninterest income:
     Service fees and charges ...........       199,809       156,241       132,219
     Other ..............................       380,353       288,584       268,175
                                            -----------   -----------    ----------
                                                580,162       444,825       400,394
                                            -----------   -----------    ----------

Noninterest expense:
     Compensation and employee benefits .     1,993,616     1,759,282     1,573,399
     Occupancy expense ..................       338,892       259,710       221,527
     SAIF deposit insurance
      premiums (note 10) ................       131,153       184,213       222,022
     Advertising ........................       181,365       158,807       127,933
     Other ..............................       857,002       717,186       696,020
                                            -----------   -----------    ----------
                                              3,502,028     3,079,198     2,840,901
                                            -----------   -----------    ----------
               Income before provision
                for income taxes ........     4,371,095     5,486,433     5,352,884

Provision for income taxes (note 9) .....     1,485,890     1,891,125     1,889,368
                                            -----------   -----------    ----------
               Net income ...............     2,885,205     3,595,308     3,463,516

Other comprehensive income, net of tax:
     Unrealized gain (loss) on securities
        available-for-sale, net .........     1,246,505      (801,885)      376,407
                                            -----------   -----------    ----------
               Comprehensive income .....   $ 4,131,710     2,793,423     3,839,923
                                            ===========   ===========    ==========

Net income per share of common stock
 (note 16):
     Basic ..............................   $      0.64          0.78          0.69
     Diluted ............................          0.63          0.77          0.69
                                            ===========   ===========    ==========



See accompanying notes to consolidated financial statements.

                         LEEDS FEDERAL BANKSHARES, INC.

                 Consolidated Statements of Stockholders' Equity

                    Years ended June 30, 2001, 2000 and 1999



                                                                 Unearned
                                                                 employee
                                                                   stock                    Retained       Accumu-         Total
                                                     Additional  ownership     Treasury      income,     lated other       stock-
                                           Common     paid-in       plan        stock,    substantially   comprehen-      holders'
                                           stock      capital      shares       at cost     restricted   sive income       equity
                                           -----      -------      ------       -------     ----------   -----------       ------
Balance at June 30, 1998 ............   $5,195,597   9,247,010   (487,891)     (772,430)    34,162,743     1,962,481     49,307,510

Compensation expense-- ESOP .........           --     108,244     97,209            --             --            --        205,453

Compensation expense-- MRP ..........           --      11,907         --            --             --            --         11,907

Other comprehensive income ..........           --          --         --            --             --       376,407        376,407

Dividends ($.56 per share) ..........           --          --         --            --       (891,942)           --       (891,942)

Net income ..........................           --          --         --            --      3,463,516            --      3,463,516

Purchases of treasury stock .........           --          --         --    (3,968,439)            --            --     (3,968,439)
                                        ----------   ---------   --------    ----------    -----------    ----------    -----------
Balance at June 30, 1999 ............    5,195,597   9,367,161   (390,682)   (4,740,869)    36,734,317     2,338,888     48,504,412

Compensation expense-- ESOP .........           --      48,535     93,616            --             --            --        142,151

Other comprehensive income ..........           --          --         --            --             --      (801,885)      (801,885)

Exercise of stock options ...........       10,000      69,200         --            --             --            --         79,200

Income tax benefit of MRP
    awards and stock options ........           --     121,915         --            --             --            --        121,915

Dividends ($.59 per share) ..........           --          --         --            --       (755,778)           --       (755,778)

Net income ..........................           --          --         --            --      3,595,308            --      3,595,308

Purchases of treasury stock .........           --          --         --    (3,475,850)            --            --     (3,475,850)
                                        ----------   ---------   --------    ----------    -----------    ----------    -----------
Balance at June 30, 2000 ............    5,205,597   9,606,811   (297,066)   (8,216,719)    39,573,847     1,537,003     47,409,473

Compensation expense-- ESOP .........           --      60,322    116,394            --             --            --        176,716

Other comprehensive income ..........           --          --         --            --             --     1,246,505      1,246,505

Dividends ($.60 per share) ..........           --          --         --            --       (708,608)           --       (708,608)

Net income ..........................           --          --         --            --      2,885,205            --      2,885,205

Purchases of treasury stock .........           --          --         --      (120,250)            --            --       (120,250)
                                        ----------   ---------   --------    ----------    -----------    ----------    -----------
Balance at June 30, 2001 ............   $5,205,597   9,667,133   (180,672)   (8,336,969)    41,750,444     2,783,508     50,889,041
                                        ==========   =========   ========    ==========    ===========    ==========    ===========



See accompanying notes to consolidated financial statements.

                         LEEDS FEDERAL BANKSHARES, INC.

                      Consolidated Statements of Cash Flows

                    Years ended June 30, 2001, 2000 and 1999


                                                                      2001            2000           1999
                                                                      ----            ----           ----
Cash flows from operating activities:
     Net income ..............................................   $  2,885,205      3,595,308      3,463,516
     Adjustments to reconcile net income to net
        cash provided by operating activities:
            Accretion of loan fees ...........................       (131,709)       (80,866)      (218,168)
            Provision for loan losses ........................            154         20,983         39,412
            Accretion of premiums (discounts) on investment
               and mortgage-backed securities ................         16,489        (10,650)       (10,763)
            Loss (gain) on sale of assets, net ...............             --             --          2,190
            Depreciation .....................................        175,679        144,237        133,791
            Noncash compensation under stock-based
               benefit plans .................................        176,716        142,151        217,360
            Income tax benefit of MRP awards
               and stock options .............................             --        121,915             --
            Deferred income tax benefit ......................        (45,852)      (409,400)      (171,083)
            Increase in accrued interest receivable ..........       (119,905)      (122,251)      (161,286)
            Increase (decrease) in income taxes
               currently payable .............................        (49,208)       159,706        (26,099)
            Increase in accrued expenses and other liabilities        359,213        250,517        260,991
            Increase in unearned loan fees ...................         46,391         55,222        155,797
            (Increase) decrease in prepaid expenses and other
               assets ........................................        278,962       (282,209)        (2,812)
                                                                 ------------    -----------    -----------
               Net cash provided by operating activities .....      3,592,135      3,584,663      3,682,846
                                                                 ------------    -----------    -----------

Cash flows from investing activities:
     Purchases of securities available-for-sale ..............             --             --     (1,000,000)
     Maturities of securities available-for-sale .............      1,475,000             --      3,000,000
     Purchases of investment securities held-to-maturity .....       (485,240)    (1,700,000)   (69,225,000)
     Maturities of and principal repayments on
        investment securities held-to-maturity ...............      7,386,542        477,213     43,041,421
     Purchases of mortgage-backed securities
        held-to-maturity .....................................    (13,778,195)      (400,000)            --
     Principal repayments on mortgage-backed securities
        held-to-maturity .....................................      2,030,168      2,099,013      6,414,919
     (Purchase) sale of Federal Home Loan
        Bank of Atlanta stock ................................             --       (251,500)       441,500
     Loan disbursements, net of repayments ...................       (433,943)   (15,312,776)   (13,681,964)
     Purchases of property and equipment .....................       (138,125)      (902,400)      (769,336)
     Increase in cash surrender value of life insurance ......       (336,175)      (288,064)      (266,544)
                                                                 ------------    -----------    -----------
               Net cash used in investing activities .........     (4,279,968)   (16,278,514)   (32,045,004)
                                                                 ------------    -----------    -----------



                                                                     (continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                    Years ended June 30, 2001, 2000 and 1999


                                                                  2001           2000           1999
                                                                  ----           ----           ----
Cash flows from financing activities:
     Payment of dividends ...............................       (708,608)      (788,434)      (988,540)
     Repayment of borrowed funds ........................       (109,877)       (86,813)       (81,187)
     Net increase in savings accounts ...................     38,604,659      7,240,595     29,356,009
     (Decrease) increase in advance payments by borrowers
        for taxes, insurance and ground rents ...........     (1,558,645)      (129,626)       197,512
     Purchases of treasury stock ........................       (120,250)    (3,475,850)    (3,968,439)
     Exercise of stock options ..........................             --         79,200             --
                                                            ------------    -----------    -----------
               Net cash provided by financing activities      36,107,279      2,839,072     24,515,355
                                                            ------------    -----------    -----------

               Net increase (decrease) in cash
                   and cash equivalents .................     35,419,446     (9,854,779)    (3,846,803)

Cash and cash equivalents at beginning of year ..........     23,155,887     33,010,666     36,857,469
                                                            ------------    -----------    -----------
Cash and cash equivalents at end of year ................   $ 58,575,333     23,155,887     33,010,666
                                                            ============    ===========    ===========



See accompanying notes to consolidated financial statements.

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999

(1) Description of Business, Summary of Significant Accounting Policies and Other Matters

     (a)  Business

          Leeds Federal Bankshares, Inc. (the Company) is a federally chartered corporation which owns all of the issued and outstanding common stock of Leeds Federal Savings Bank (the Bank), a federally-chartered savings bank that conducts its operations through branches in Baltimore County and Howard County, Maryland. At June 30, 2001, approximately 73% of the outstanding shares of common stock of the Company were held by Leeds Federal Bankshares, M.H.C. (MHC), a federal mutual holding company.

          The primary business of the Bank is attracting deposits from individual and corporate customers and originating mortgage loans secured by residential real estate properties. The Bank is subject to competition from other financial institutions in attracting and retaining deposits and in making loans. The Bank is also subject to the regulations of certain agencies of the federal government and undergoes periodic examinations by those agencies.

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

          Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate owned. In connection with the determination of the allowance for loan losses and the valuation of real estate owned, management obtains independent appraisals for significant properties and prepares fair value analyses, as appropriate. Management believes that the allowance for losses on loans is adequate and that real estate owned is carried at an appropriate value. While management uses available information to make the required estimates, additional provisions for losses may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Bank's allowance for losses on loans and the valuation of real estate owned. Such agencies may require the Bank to recognize additional provisions for losses based on their judgments about information available to them at the time of their examinations.

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

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999

     (e)  Investment Securities and Mortgage-Backed Securities

          Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Debt securities not classified as held-to-maturity and equity securities with readily determinable fair values are classified as trading securities if bought and held principally for the purpose of selling them in the near term. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as held-to-maturity or trading are considered available-for-sale and are reported at fair value with unrealized gains and losses, net of the related tax effects, excluded from income and reported as an item of other comprehensive income until realized. Fair value is determined based on published bid prices or bid quotations received from securities dealers. Realized gains or losses on the sales of investments are determined using the specific identification method and are recognized at the time of sale. Premiums and discounts on investment and mortgage-backed securities are amortized over the term of the security using methods that approximate the interest method.

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

          The provision for losses on loans is determined based on management's review of the loan portfolio. Management's judgments in determining the provision for losses on loans and the adequacy of the related allowance for losses are based on a number of factors, including analyses of borrowers' ability to pay, past collection experience, risk characteristics of individual loans or groups of similar loans, underlying collateral values, current economic conditions, the status of nonperforming loans and other relevant factors. Loans or portions thereof are charged off when considered uncollectible by management.

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

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999

          loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment is recognized through a valuation allowance and a corresponding provision for loan losses.

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999

          Large groups of smaller balance homogenous loans, including residential mortgage loans and consumer installment loans, are collectively evaluated for impairment. Accordingly, individual consumer and residential loans are not separately identified for impairment disclosures.

     (h)  Property and Equipment

          Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Additions and betterments are capitalized, and charges for repairs and maintenance are expensed as incurred. The related cost and accumulated depreciation are eliminated from the accounts when an asset is sold or retired and the related gain or loss is credited or charged to income.

     (i)  Other Real Estate Owned

          Real estate acquired through foreclosure is classified as other real estate owned and recorded at the lower of cost or fair value less estimated costs to sell. Costs relating to holding real estate are charged against income, while costs relating to improving real estate are capitalized, if recoverable, until a salable condition is reached.

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

          Qualified thrift lenders such as the Bank are not required to provide a deferred tax liability for bad debt reserves for tax purposes that arose in fiscal years beginning before December 31, 1987. Such bad debt reserve for the Bank amounted to approximately $7,100,000 with an income tax effect of approximately $2,700,000 at June 30, 2001. This bad debt reserve would become taxable in the future if the Bank fails to meet certain conditions.

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

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999


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

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999

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

     (m)  Cash Equivalents and Supplemental Cash Flow Information

          For purposes of the consolidated statement of cash flows, all highly liquid investments with maturities at dates of purchase of three months or less are considered to be cash equivalents. Cash equivalents include interest-bearing deposits, short-term investments and secured short-term loans to commercial banks.

          Income tax payments were approximately $1,581,000, $1,985,000, and $2,169,000 in 2001, 2000 and 1999, respectively. Interest paid on savings accounts and borrowings aggregated approximately $15,668,000, $13,928,000 and $13,012,000 in 2001, 2000 and 1999, respectively. In
          2001, loans receivable with a carrying value of $2,540,127 were transferred to other real estate owned.


(2) Securities Available-for-Sale

     Securities available-for-sale are summarized as follows at June 30:

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999

                                                                               2001
                                              ----------------------------------------------------------------------
                                                                     Gross             Gross
                                                 Amortized         unrealized        unrealized
                                                   cost              gains             losses          Fair value
                                              ---------------   ----------------  --------------    ----------------
U.S. Government and agency obligations
   due beyond 10 years ...................   $      1,100,000                 --          (7,502)          1,092,498
Federal Home Loan Mortgage Corporation
   (FHLMC) preferred stock ...............             56,760          4,578,836              --           4,635,596
Other equity securities ..................            100,000                 --         (26,000)             74,000
                                              ---------------   ----------------  --------------    ----------------
                                             $      1,256,760          4,578,836         (33,502)          5,802,094
                                              ===============   ================  ==============    ================


                                                                               2000
                                              ----------------------------------------------------------------------
                                                                     Gross             Gross
                                                 Amortized         unrealized        unrealized
                                                   cost              gains             losses          Fair value
                                              ---------------   ----------------  ---------------   ----------------
U.S. Government and agency obligations
   due:
      Beyond 5 years but within 10 years .   $        500,000                 --         (10,156)            489,844
      Beyond 10 years ....................          2,075,000                 --        (112,887)          1,962,113
FHLMC preferred stock ....................             56,760          2,701,776              --           2,758,536
Other equity securities ..................            100,000                 --         (52,000)             48,000
                                              ---------------   ----------------  --------------    ----------------
                                             $      2,731,760          2,701,776        (175,043)          5,258,493
                                              ===============   ================  ==============    ================


                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999

(3) Investment Securities Held-to-Maturity

     Investment  securities  held-to-maturity  are summarized as follows at June
30:

                                                                                 2001
                                               -------------------------------------------------------------------------
                                                                       Gross             Gross
                                                   Amortized        unrealized        unrealized
                                                     cost              gains             losses            Fair value
                                               ----------------- ----------------- -----------------   -----------------
U.S. Government and agency obligations .....  $       60,518,903            19,485        (1,087,305)         59,451,083
                                               ================= ================= =================   =================


                                                                                 2000
                                               -------------------------------------------------------------------------
                                                                       Gross             Gross
                                                   Amortized        unrealized        unrealized
                                                     cost              gains             losses            Fair value
                                               ----------------- ----------------- -----------------   -----------------
U.S. Government and agency obligations .....  $       67,392,698            25,120        (5,211,412)         62,206,406
                                               ================= ================= =================   =================


     Investment securities mature as follows at June 30:

                                                 2001                                    2000
                                 -------------------------------------   -------------------------------------
                                     Amortized                               Amortized
                                       cost             Fair value             cost             Fair value
                                 -----------------   -----------------   -----------------  ------------------
Due within 12 months .........  $        1,000,000           1,014,060             487,445             487,445
Due beyond 12 months
     but within 5 years ......                  --                  --           1,800,000           1,790,933
Due beyond 5 years
     but within 10 years .....           1,800,000           1,797,624           1,800,000           1,690,370
Due beyond 10 years ..........          57,718,903          56,639,399          63,305,253          58,237,658
                                 -----------------   -----------------   -----------------  ------------------
                                $       60,518,903          59,451,083          67,392,698          62,206,406
                                 =================   =================   =================  ==================

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999


(4) Mortgage-Backed Securities Held-to-Maturity

     Mortgage-backed securities held-to-maturity are summarized as follows at June 30:

                                                                                         2001
                                                     ----------------------------------------------------------------------------
                                                                               Gross               Gross
                                                         Amortized          unrealized          unrealized
                                                            cost               gains               losses           Fair value
                                                     ------------------  -----------------   ----------------   -----------------
Government National Mortgage
     Association (GNMA) ..........................  $         6,001,005            143,035            (14,417)          6,129,623
Federal National Mortgage
     Association (FNMA) ..........................           13,033,532             28,611           (177,926)         12,884,217
FHLMC ............................................              500,100             16,203                 --             516,303
Collateralized Mortgage Obligation--
     FNMA REMIC ..................................              486,388              1,563                 --             487,951
                                                     ------------------  -----------------   ----------------   -----------------
                                                   $         20,021,025            189,412           (192,343)         20,018,094
                                                     ==================  =================   ================   =================


                                                                                         2000
                                                     ----------------------------------------------------------------------------
                                                                               Gross               Gross
                                                         Amortized          unrealized          unrealized
                                                            cost               gains              losses           Fair value
                                                     ------------------  -----------------   ----------------   -----------------
GNMA ............................................. $          5,756,560             51,400             (4,503)          5,803,457
FNMA .............................................            1,256,720                908            (14,615)          1,243,013
FHLMC ............................................              755,331              2,033             (6,478)            750,886
Collateralized Mortgage Obligation----
     FNMA REMIC ..................................              548,407                 --             (3,100)            545,307
                                                     ------------------  -----------------   ----------------   -----------------
                                                   $          8,317,018             54,341            (28,696)          8,342,663
                                                     ==================  =================   ================   =================

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999

(5) Loans Receivable

     Loans receivable are summarized as follows at June 30:

                                                       2001                 2000
                                               -------------------  -------------------
First mortgage loans:
     One-to four-family residential ........  $        200,466,473          202,342,561
     Commercial ............................                    --            2,500,000
     Construction ..........................             6,168,853            2,238,615
                                               -------------------  -------------------
                                                       206,635,326          207,081,176

Home equity loans ..........................            12,130,758           11,070,571
Loans secured by savings accounts ..........               483,807              445,401
Consumer loans .............................             3,648,703            3,361,863
                                               -------------------  -------------------
                                                       222,898,594          221,959,011

Less:
     Allowance for loan losses .............               731,641              741,678
     Unearned loan fees ....................               548,417              765,444
     Undisbursed portion of loans in process             4,435,949            1,248,282
                                               -------------------  -------------------
                 Loans receivable, net .....  $        217,182,587          219,203,607
                                               ===================  ===================

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

     There were no nonaccrual loans at June 30, 2001. Nonaccrual loans totaled approximately $2,547,823 at June 30, 2000. For the years ended June 30, 2000 and 1999, the amount of interest income that would have been recorded on loans in nonaccrual status at year end had such loans performed in accordance with their terms was approximately $305,000 and $286,000, respectively. The actual interest income recorded on these loans for the years ended June 30, 2000 and 1999 was approximately $2,000 and $193,000, respectively.

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999

     Activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                   2001            2000            1999
                              --------------  --------------  --------------
Beginning balance .......... $       741,678         725,152         722,860
Provision for loan losses ..             154          20,983          39,412
Charge-offs ................         (10,191)         (4,457)        (37,120)
                              --------------  --------------  --------------
          Ending balance ... $       731,641         741,678         725,152
                              ==============  ==============  ==============


(6) Property and Equipment

         Property and equipment are summarized as follows at June 30:

                                                                                 Useful life
                                                2001              2000             in years
                                          ----------------  ----------------   ----------------
Land ................................... $         729,749           729,749                 --
Building and improvements ..............         1,717,157         1,569,628           50 years
Furniture, fixtures and equipment ......         1,165,410         1,246,580         3-10 years
                                          ----------------  ----------------   ================
         Total, at cost ................         3,612,316         3,545,957
Less accumulated depreciation ..........         1,407,087         1,303,174
                                          ----------------  ----------------
         Property and equipment, net ... $       2,205,229         2,242,783
                                          ================  ================


(7) Other Real Estate Owned

     At June 30, 2001, other real estate owned consists of a commercial property which the Bank intends to sell.

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999

(8) Savings Accounts

     Savings accounts are summarized as follows at June 30:

                                   Weighted
                                   average
                                     rate                           2001                       2000
                             ----------------------     ---------------------------   ----------------------
      Type of Account          2001         2000                Amount          %           Amount       %
---------------------------- -------    -----------     --------------------  -----   ---------------  -----
Certificates ...............   5.88%        5.74%       $       238,761,753     75%   $  197,247,164     70%
Anniversary bonus ..........   3.32         3.32                  3,188,871      1         3,603,206      1
Money Market ...............   4.69         4.78                 45,950,302     14        50,420,733     18
Passbook ...................   3.15         3.15                 21,780,408      7        21,443,796      8
NOW and demand .............   1.99         1.99                 10,789,531      3         9,151,307      3
                             -------    -----------     --------------------  -----   ---------------  -----
                                                        $       320,470,865    100%   $  281,866,206    100%
                                                        ====================  =====   ===============  =====
Certificate accounts mature as follows:
   Within 12 months ..................................  $       132,022,035     56%   $  132,565,286      67%
   12 to 24 months ...................................           86,817,784     36        45,886,252      23
   24 to 36 months ...................................           10,241,842      4        10,634,922      5
   36 to 48 months ...................................            5,081,886      2         3,374,479      2
   48 to 60 months ...................................            4,598,206      2         4,786,225      3
                                                        --------------------  -----   ---------------  -----
                                                        $       238,761,753    100%   $  197,247,164    100%
                                                        ====================  =====   ===============  =====


       At June 30,  2001 and 2000,  the Bank had  customer  deposits  in savings
       accounts   of  $100,000  or  more  of   approximately   $88,236,000   and
       $65,096,000, respectively.

     Interest expense on savings accounts consists of the following for the years ended June 30:


                                   2001             2000             1999
                             ---------------   --------------   --------------
Time deposits .............. $    12,486,143       10,289,585        9,132,231
Checking and money market ..       2,504,553        2,972,732        3,237,150
Passbook and other .........         644,936          627,438          595,919
                             ---------------   --------------   --------------
                             $    15,635,632       13,889,755       12,965,300
                             ===============   ==============   ==============

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999

(9) Income Taxes

     The provision for income taxes is comprised of the following for the years ended June 30:

                       2001               2000              1999
                 ----------------   ----------------   ---------------
Current:
     Federal ... $      1,608,854          2,240,711         1,852,003
     State .....          (77,112)            59,814           208,448
                 ----------------   ----------------   ---------------
                        1,531,742          2,300,525         2,060,451
                 ----------------   ----------------   ---------------
Deferred:
     Federal ...          (37,541)          (367,454)         (140,074)
     State .....           (8,311)           (41,946)          (31,009)
                 ----------------   ----------------   ---------------
                          (45,852)          (409,400)         (171,083)
                 ----------------   ----------------   ---------------
                 $      1,485,890          1,891,125         1,889,368
                 ================   ================   ===============


     The net deferred tax liability at June 30, 2001 and 2000 consists of total deferred tax assets of $937,341 and $986,743, respectively, and total deferred tax liabilities of $2,156,864 and $1,480,046, respectively. The tax effects of temporary differences between the financial reporting and income tax basis of assets and liabilities relate to the following at June 30:

                                                                 2001                2000
                                                          -----------------   ----------------
Tax bad debt reserve in excess of base year ............. $         (99,966)          (199,931)
Allowance for losses on loans ...........................           282,560            286,436
Federal Home Loan Bank stock dividends ..................          (304,291)          (304,291)
Compensation plans ......................................           553,894            435,483
Unrealized gains on securities available-for-sale, net ..        (1,752,607)          (980,511)
Other, net ..............................................           100,887            269,511
                                                          -----------------   ----------------
                                                          $      (1,219,523)          (493,303)
                                                          =================   ================

     Reconciliations between the provisions for income taxes computed by multiplying income before income taxes by the statutory Federal income tax rate (34%) and the actual provisions for income taxes are as follows for the years ended June 30:

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999

                                                          2001            2000            1999
                                                     --------------  --------------  --------------
Federal income taxes at statutory rate ............. $    1,486,172       1,865,387       1,819,981
State income taxes, net of Federal income tax effect        (56,379)         11,793         114,054
Other, net .........................................         56,097          13,945         (44,667)
                                                     --------------  --------------  --------------
                                                     $    1,485,890       1,891,125       1,889,368
                                                     ==============  ==============  ==============

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999


(10) Regulatory Matters

     The Federal Deposit Insurance Corporation, through the Savings Association Insurance Fund (SAIF), insures deposits of accountholders up to $100,000. The Bank pays an annual premium to provide for this insurance. The Bank is also a member of the Federal Home Loan Bank System and is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta (FHLB) equal to at least 1% of the unpaid principal balances of its residential mortgage loans, .3% of its total assets or 5% of its outstanding advances from the FHLB, whichever is greater. Purchases and sales of stock are made directly with the FHLB at par value.

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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (as defined in the regulations and as set forth in the table below). As of June 30, 2001, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

     Regulatory capital amounts and ratios for the Bank are as follows (in thousands):

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999

                                                                                                               To be well
                                                                                   Minimum                  capitalized under
                                                                                 for capital                prompt corrective
                                                   Actual                     adequacy purposes             action provisions
                                        -------------------------       -------------------------        -----------------------
                                             Amount     Ratio               Amount        Ratio             Amount       Ratio
                                        ------------- -----------       --------------- ---------        ------------- ---------
As of June 30, 2001:
   Tier I core capital (a) ............ $     47,692    12.76%          $     14,954        4%           $     18,692      5%
   Tier I risk-based capital (b) ......       47,692    24.36                  7,833        4                  11,749      6
   Total risk-based capital (b) .......       51,224    26.16                 15,665        8                  19,582     10

As of June 30, 2000:
   Tier I core capital (a) ............ $     45,491    13.60%          $     13,375        4            $     16,719     >5%
   Tier I risk-based capital (b) ......       45,491    27.71                  6,566        4                   9,849     >6
   Total risk-based capital (b) .......       47,393    28.87                 13,133        8                  16,416    >10

(a)   Percentage of capital to ending assets.
(b)   Percentage of risk-based capital to ending risk-weighted assets.


                                                                     (Continued)

(11) Retirement and Deferred Compensation Plans

     The Bank has a 401(k) Employee Investment Plan covering substantially all employees. Participation is voluntary and employee contributions are based on a percentage of compensation, ranging from 1% to 10%. The Bank matches employees' contributions, not to exceed 6% of compensation or a maximum of $2,400 annually. The Bank's contributions were $39,995, $38,644 and $37,936 for the years ended June 30, 2001, 2000 and 1999, respectively.

     The Bank has a supplemental retirement income plan (SERP) for executive officers. The SERP supplements the 401(k) plan to bring officer retirement benefits up to targeted levels (2% for each year of service, not to exceed 70% of final salary). In addition, the SERP provides death benefit protection for officers' beneficiaries. The cost of each participant's retirement benefits is accrued over the participant's active employment. The accrued liability under the SERP was approximately $165,000 and $186,000 as of June 30, 2001 and 2000, respectively. Compensation cost related to the SERP was $158,540, $129,001 and $118,640 for the years ended June 30, 2001, 2000 and 1999, respectively.

     The Bank also has a deferred compensation agreement with one officer to provide certain death and retirement benefits. The benefits payable are accrued annually by charges to income of $1,383. The accrued liability for these benefits amounted to $32,359 and $30,976 at June 30, 2001 and 2000, respectively, and is included in accrued expenses and other liabilities.

     The Bank has a Directors Retirement Plan which is a nonqualified plan for income tax purposes. Under the plan, each director will be paid 75% of annual directors' fees for ten years after retirement or until death. The benefits payable are accrued annually and are based on the retirement age selected by each director and an assumed 4% increase in annual fees until retirement. The accrued liability under this plan was $642,161 and $413,410 at June 30, 2001 and 2000, respectively, and is included in accrued expenses and other liabilities. Compensation cost related to this plan was $234,940, $144,400 and $117,658 for the years ended June 30, 2001, 2000 and
     1999, respectively.

     The Bank also has an optional plan for the deferral of directors' fees which is nonqualified for income tax purposes. The accrued liability under this plan was $594,969 and $497,504 at June 30, 2001 and 2000, respectively, and is included in accrued expenses and other liabilities.

     The Bank has invested in whole-life insurance policies on the lives of the individual participants for purposes of providing income and assets in the future to offset the costs of the officers and directors' plans. The life insurance companies and related investments are as follows at June 30:

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999



                                        2001              2000
                                  ---------------   ----------------
Transamerica .................... $     3,702,794          3,518,280
American General ................         670,458          2,046,057
Massachusetts Mutual ............       2,650,460            638,642
Pacific Mutual ..................              --            484,558
                                  ---------------   ----------------
                                  $     7,023,712          6,687,537
                                  ===============   ================




                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999

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

     In 1994 the ESOP borrowed $960,000 from an unrelated third party lender under a ten year loan bearing interest at the Federal funds rate plus 2.5% per annum, with payments of principal and interest due quarterly. Annual principal payments are $96,000. The proceeds of the loan were used by the ESOP to acquire 144,000 shares of the Bank's common stock upon its conversion to a capital stock form of organization. The ESOP holds the common stock in a trust for allocation among participating employees, which occurs as the ESOP repays the loan. The ESOP's sources of repayment of the loan are dividends on the common stock, if any, either held in trust or allocated to the participants' accounts, and quarterly contributions from the Bank to the ESOP and earnings thereon. For the years ended June 30, 2001, 2000 and 1999 the Bank made contributions to the ESOP of $136,101, $130,385 and $134,790, respectively.

     The debt of the ESOP is recorded as debt of the Company and the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial condition. Dividends on allocated shares are recorded as a reduction of retained earnings; dividends on unallocated shares are recorded as a reduction of debt and accrued interest. The Bank recognized interest expense of $26,224, $34,385 and $38,790, respectively, and compensation expense of $162,839, $141,548 and 205,453, respectively, related to the ESOP for the years ended June 30, 2001, 2000 and 1999. Dividends on ESOP shares used for debt service were $26,546, $33,303 and $40,963 for the years ended June 30, 2001, 2000 and 1999, respectively. The related tax benefits to the Bank for dividends paid to the ESOP were not material. The ESOP shares were as follows at June 30:


                                                2001            2000
                                            -------------   -------------
Allocated shares ..........................       107,923          92,263
Shares earned, but unallocated ............         7,152           6,935
Unearned shares ...........................        28,925          44,802
                                            -------------   -------------
                                                  144,000         144,000
                                            =============   =============
Fair value of unearned shares at June 30 .. $     455,566         467,621
                                            =============   =============


     In 1994, the Company established a Management Recognition Plan (MRP) to retain personnel of experience and ability in key positions of responsibility. Under the MRP, members of the Board of Directors and certain executive officers of the Company were issued a total of 72,000 shares of common stock. Participants become one-fifth vested in the shares awarded on January 1 of each year from 1995 to 1999. There was no compensation expense related to the MRP during the years ended June 30, 2001 and 2000. Compensation expense was $11,907 for the year ended June 30, 1999.

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999

     In 1994, the Company adopted a Stock Option Plan (Option Plan), under which 180,000 shares of common stock were granted to officers and directors of the Bank. Options granted under the Option Plan may be Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualifying stock options. The 72,000 options granted to directors vested at grant date, while the 108,000 options granted to officers vested at a rate of 20% per year. Options are exercisable at $7.92 per share, the market price of the common stock on the date of grant, and must be exercised within ten years from the date of grant.

     A summary of changes in shares under option and options exercisable is as follows for the years ended June 30:


                                         2001          2000          1999
                                     ------------  ------------  ------------
Outstanding at beginning of year ...      138,500       148,500       148,500
Exercised ..........................           --       (10,000)           --
                                     ------------  ------------  ------------
      Outstanding at end of year ...      138,500       138,500       148,500
                                     ------------  ------------  ------------
Exercisable at end of year .........      138,500       138,500       148,500
                                     ============  ============  ============


(13) Postretirement Benefits Other Than Pensions

     The Bank offers a postretirement health care benefit plan to certain Directors and employees. The net cost of the plan was approximately $38,000, $39,000 and $46,000 for the years ended June 30, 2001, 2000 and
     1999, respectively. The accrued liability for these benefits was approximately $201,000 and $175,000 at June 30, 2001 and 2000,
     respectively, and is included in accrued expenses and other liabilities.

(14) Financial Instruments

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business, including mortgage loan commitments and lines of credit on home equity loans. These instruments involve, to various degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to a financial instrument is represented by the contract amount of the financial instrument. The Bank uses the same credit policies in making commitments for off-balance-sheet financial instruments as it does for on-balance-sheet financial instruments. Financial instruments with off-balance-sheet risk are as follows at June 30, 2001:

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999



                                                        Contract
                                                         amount
                                                    -----------------
Undisbursed lines of credit on home equity loans .. $      13,158,000
Residential mortgage loans to be funded ...........         6,959,000
                                                    -----------------
                                                    $      20,117,000
                                                    =================







                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999

     The Bank's outstanding mortgage loan commitments at June 30, 2001 were all for fixed rate loans. The interest rate range on these commitments was 6.375% to 7.375% and all commitments expire within one year. The loan commitments and undisbursed lines of credit are expected to be settled at face amount or expire unused. The fair value of these commitments was not significant at June 30, 2001.

     The Bank has an unsecured line of credit with a commercial bank for up to $2 million. There were no borrowings outstanding as of June 30, 2001.

     The carrying amounts and estimated fair values of financial instruments are summarized as follows at June 30:

                                                                  2001                                     2000
                                                 ---------------------------------------   --------------------------------------
                                                      Carrying              Fair                Carrying             Fair
                                                       amount               value                amount              value
                                                 ------------------- -------------------   ------------------  ------------------
Assets:
     Cash and interest-bearing
         deposits .............................. $    7,015,942           7,016,000            4,041,162           4,041,000
     Short-term investments ....................     35,334,058          35,334,000            9,551,979           9,552,000
     Secured short-term loans to
         commercial banks ......................     16,225,333          16,225,000            9,562,746           9,563,000
     Securities available-for-sale .............      5,802,094           5,802,000            5,258,493           5,258,000
     Investment securities
         held-to-maturity ......................     60,518,903          59,451,000           67,392,698          62,206,000
     Mortgage-backed securities
         held-to-maturity ......................     20,021,025          20,018,000            8,317,018           8,343,000
     Loans receivable ..........................    217,182,587         216,542,000          219,203,607         210,975,000
     Investment in Federal Home
         Loan Bank stock .......................      2,187,200           2,187,000            2,187,200           2,187,000
     Accrued interest receivable ...............      2,236,760           2,237,000            2,116,855           2,117,000

Liabilities:
     Savings accounts ..........................    320,470,865         324,175,000          281,866,206         281,357,000
     Borrowed funds ............................        274,123             274,000              384,000             384,000
     Advances payments by
         borrowers for taxes,
         insurance and ground rents ............      3,515,261           3,515,000            5,073,906           5,074,000
                                                 ==============      ==============       ==============      ==============

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999

     The methods and assumptions used to determine fair value estimates at June 30, 2001 and 2000 are set forth below.

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

     (b) Loans Receivable

          The  fair  value of  loans  receivable  is  estimated  by  discounting anticipated future cash flows (based on contractual maturities, weighted-average coupons and prepayment assumptions) at rates currently offered by the Bank for loans to borrowers with similar credit histories.

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

                          June 30, 2001, 2000 and 1999

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

     MHC has waived receipt of its quarterly dividends, thereby reducing the actual dividend payout by the Company in 2001 and prior years. The dividends waived by MHC are considered as a restriction on the retained earnings of the Bank. The amount of any dividend waived by MHC is available for declaration as a dividend solely to MHC. At June 30, 2001, the cumulative amount of such waived dividends was $11,708,400.

     At June 30, 2001, the Company was authorized to repurchase up to 1,023,441 shares of common stock pursuant to its repurchase plan. During the years ended June 30, 2001, 2000 and 1999, the Company purchased 11,000, 324,475 and 292,736 shares, respectively, at an average cost per share of $10.93, $10.71 and $13.56, respectively.

(16) Net Income Per Share of Common Stock

     Basic earning per share (EPS) is calculated by dividing net income by the weighted average number of common shares outstanding for the applicable period. Diluted EPS is calculated after adjusting the numerator and the denominator of the basic EPS calculation for the effect of all dilutive potential common shares outstanding during the period. The dilutive effects of options and any unvested restricted stock awards are computed during the "treasury stock" method. Unearned ESOP shares are not included in outstanding shares.

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999

     Information related to the calculation of net income per share of common stock is summarized as follows for the years ended June 30:

                                       2001                            2000                            1999
                           ---------------------------    -----------------------------    ---------------------------
                               Basic        Diluted           Basic         Diluted            Basic        Diluted
                           ------------- -------------    -------------- --------------    ------------- -------------
Net income ............... $   2,885,205     2,885,205         3,595,308      3,595,308        3,463,516     3,463,516
                           ============= =============    ============== ==============    ============= =============
Weighted average
  shares outstanding .....     4,508,026     4,508,026         4,634,155      4,634,155        4,983,896     4,983,896

Dilutive securities
  --options ..............            --        55,618                --        31,764                --        64,867
                           ------------- -------------    -------------- --------------    ------------- -------------
Adjusted weighted
  average shares used
  in EPS calculations ....     4,508,026     4,563,644         4,634,155      4,665,919        4,983,896     5,048,763
                           ============= =============    ============== ==============    ============= =============


(17) Condensed Financial Information (Parent Company Only)

     Summarized financial information for the Company is as follows as of and for the years ended June 30:

                                                                     2001              2000
                                                                ---------------   ---------------
Statements of Financial Condition
Cash .........................................................  $       502,248           143,131
Securities available-for-sale ................................           83,605            53,240
Deferred tax asset ...........................................            9,822            19,822
Other assets .................................................               --           200,000
Investment in Bank ...........................................       50,491,891        47,180,556
                                                                ---------------   ---------------
                                                                $    51,087,566        47,596,749
                                                                ===============   ===============
Accrued expenses and other liabilities .......................  $       198,525           187,276
Stockholders' equity .........................................       50,889,041        47,409,473
                                                                ---------------   ---------------
                                                                $    51,087,566        47,596,749
                                                                ===============   ===============

                                                     2001            2000              1999
                                                --------------  ---------------   ---------------
Statements of Income
Interest income ............................... $       28,288           23,129            14,975
Equity in net income of subsidiary ............      2,869,740        3,586,547         3,449,274
                                                --------------  ---------------   ---------------
               Income before provision for
                   income taxes ...............      2,898,028        3,609,676         3,464,249
Provision for income taxes ....................         12,823           14,368               733
                                                --------------  ---------------   ---------------
               Net income ..................... $    2,885,205        3,595,308         3,463,516
                                                ==============  ===============   ===============

                                                                     (Continued)

                         LEEDS FEDERAL BANKSHARES, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 2001, 2000 and 1999

                                                             2001               2000               1999
                                                       ---------------    ---------------    ---------------
Statements of Cash Flows
Cash flows from operating activities:
    Net income ....................................... $     2,885,205          3,595,308          3,463,516
    Adjustments to reconcile net income to net cash
      provided (used) by operating activities:
         Equity in net income of subsidiary ..........      (2,869,740)        (3,586,547)        (3,449,274)
         Other, net ..................................         429,606           (238,472)                --
                                                       ---------------    ---------------    ---------------
            Net cash (used) provided by operating
                activities ...........................         445,071           (229,711)            14,242
                                                       ---------------    ---------------    ---------------
Cash flows from investing activities:
    Dividend distribution from bank ..................         742,904          4,335,000          5,240,000
    Purchase of securities available-for-sale ........              --                 --           (100,000)
                                                       ---------------    ---------------    ---------------
            Net cash provided by investing activities          742,904          4,335,000          5,140,000
                                                       ---------------    ---------------    ---------------
Cash flows from financing activities:
    Payment of dividends .............................        (708,608)          (788,434)          (988,540)
    Purchases of treasury stock ......................        (120,250)        (3,475,850)        (3,968,439)
    Exercise of stock options ........................              --             79,200                 --
                                                       ---------------    ---------------    ---------------
            Net cash used by financing activities ....        (828,858)        (4,185,084)        (4,956,979)
                                                       ---------------    ---------------    ---------------
            Net increase (decrease) in cash and
                   cash equivalents ..................         359,117            (79,795)           197,263
Cash and cash equivalents at beginning of year .......         143,131            222,926             25,663
                                                       ---------------    ---------------    ---------------
Cash and cash equivalents at end of year ............. $       502,248            143,131            222,926
                                                       ===============    ===============    ===============

(18) Subsequent Event

     On August 16, 2001, Northwest Bancorp, Inc. (Northwest Bancorp) and the Company announced that they, along with Northwest Bancorp, MHC (Northwest
     MHC) and MHC, had entered into an agreement under which Northwest Bancorp and Northwest MHC would acquire the Company and MHC, respectively. Under terms of the agreement, the Company's stockholders, other than MHC, will receive $32.00 for each share of the Company's common stock and shares of the Company's common stock held by MHC will be cancelled.

     The transaction is expected to be completed in the first calendar quarter of 2002, and is subject to approval by the Company's shareholders and MHC members (if necessary) and applicable regulatory authorities.

                             STOCKHOLDER INFORMATION


Annual Meeting

The Annual Meeting of Stockholders will be held at 4:00 p.m., on November 14, 2001, at the Company's office at 1101 Maiden Choice Lane, Baltimore, Maryland.

Stock Listing

The Company's Common Stock trades over-the-counter on the Nasdaq National Market under the symbol "LFED."

Special Counsel

Luse Lehman Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W.
Washington, D.C.  20015




Independent Auditors

KPMG LLP
111 South Calvert Street
Baltimore, Maryland  21202

Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York  10007

Annual Report on Form 10-KSB

A copy of the Company's Form 10-KSB for the fiscal year ended June 30, 2001, will be furnished without charge to stockholders as of October 12, 2001, upon written request to the Secretary, Leeds Federal Bankshares, Inc., 1101 Maiden Choice Lane, Baltimore, Maryland 21229.



                                       16