Form 10-K, Exhibit 13
period 2002-06-30
LEEDS FEDERAL BANKSHARES
filed 2002-09-30
CIK 1053307

EXHIBIT 13

                       2002 ANNUAL REPORT TO STOCKHOLDERS

                       2002 ANNUAL REPORT TO STOCKHOLDERS
                         LEEDS FEDERAL BANKSHARES, INC.

                                TABLE OF CONTENTS


                                                                     Page


Message to Our Stockholders.......................................      1
Selected Consolidated Financial and Other Data....................      2
Management's Discussion and Analysis of
  Financial Condition and Results of Operations...................      4
Selected Quarterly Financial Data.................................     14
Common Stock and Related Matters..................................     15
Independent Auditors' Report......................................    F-1
Consolidated Statements of Financial Condition....................    F-2
Consolidated Statements of Income and Comprehensive Income........    F-3
Consolidated Statements of Stockholders' Equity...................    F-4
Consolidated Statements of Cash Flows.............................    F-5
Notes to Consolidated Financial Statements........................    F-7

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

                                                                                         At June 30,
                                                           -----------------------------------------------------------------------
                                                              2002           2001           2000            1999           1998
                                                           ----------     ----------     ----------     -----------     ----------
                                                                                         (In Thousands)
Selected Consolidated Financial Condition Data
Total assets...........................................      $444,329     $  378,500     $  337,048     $   331,642     $  302,737
Loans receivable, net..................................       245,000        217,183        219,204         203,886        190,181
Investments* ..........................................       145,667        122,266         95,935         102,572         85,355
Mortgage-backed securities.............................        32.960         20,021          8,317          10,008         16,412
Deposits...............................................       384,320        320,471        281,866         274,626        245,270
Borrowed funds.........................................            79            274            384             471            552
Stockholders' equity, substantially restricted.........        52,722         50,889         47,409          48,504         49,308
------------------------------------
* Includes investment securities, interest-bearing deposits, and other investments.

                                                                                     Year Ended June 30,
                                                           -----------------------------------------------------------------------
                                                              2002           2001           2000            1999           1998
                                                           ----------     ----------     ----------     -----------     ----------
                                                                            (In Thousands Except Per Share Data)
Selected Consolidated Operating Data:
Interest income.......................................     $   22,991     $   22,957     $   22,070     $    20,842     $   20,309
Interest expense......................................         16,683         15,664         13,928          13,009         12,171
                                                           ----------     ----------     ----------     -----------     ----------
  Net interest income before provision for loan losses          6,308          7,293          8,142          7,833           8,138
Provision for loan losses.............................           (170)            --             21              39            192
                                                           ----------     ----------     ----------     -----------     ----------
  Net interest income after provision for loan losses.          6,478          7,293          8,121           7,794          7,946
                                                           ----------     ----------     ----------     -----------     ----------
Noninterest income:
  Service fees and charges............................            234            200            156             132            137
  Other income........................................            475            380            288             268            213
                                                           ----------     ----------     ----------     -----------     ----------
    Total noninterest income..........................            709            580            444             400            350
                                                           ----------     ----------     ----------     -----------     ----------
Noninterest expense:
  Compensation and employee benefits..................          2,109          1,994          1,759           1,573          1,770
  Occupancy...........................................            311            339            260             222            195
  Professional fees...................................            370            156             90             106            119
  SAIF deposit insurance premiums.....................            145            131            184             222            222
  Advertising.........................................             90            181            159             128            208
  Other  .............................................            990            701            627             590            581
                                                           ----------     ----------     ----------     -----------     ----------
    Total noninterest expenses........................          4,015          3,502          3,079           2,841          3,095
                                                           ----------     ----------     ----------     -----------     ----------
Income before provision for income taxes..............          3,172          4,371          5,486           5,353          5,201
Provision for income taxes............................            815          1,486          1,891           1,889          1,895
                                                           ----------     ----------     ----------     -----------     ----------
       Net income.....................................     $    2,357     $    2,885     $    3,595     $     3,464     $    3,306
                                                           ----------     ==========     ==========     ===========     ==========
Net income per common share
  Basic...............................................     $     0.52     $     0.64     $     0.78     $      0.69     $     0.65
  Diluted.............................................           0.51           0.63           0.77            0.69           0.64
Dividends declared per common share...................           0.60           0.60           0.59            0.56           0.55
                                                           ==========     ==========     ==========     ===========     ==========


                                                                                At or for the Year Ended June 30,
                                                              --------------------------------------------------------------------
                                                                  2002          2001          2000          1999          1998
                                                              ------------  ------------  ------------   -----------   -----------
Key Operating Ratios and Other Data:

Return on average assets (net income divided
  by average total assets)....................................      .56%        .83%          1.08%         1.11%         1.13%
Return on average equity (net income divided
  by average equity)..........................................     4.56        5.88           7.54          7.05          6.86
Net interest rate spread (difference between average yield
  on interest-earning assets and average cost of interest-
  bearing liabilities)........................................     1.08        1.48           1.86          1.80          2.03
Net interest margin (net interest income as a
  percentage of average interest-earning assets)..............     1.57        2.17           2.53          2.57          2.85
Net interest income to noninterest expense....................   157.11      208.25         264.44        275.71        262.94
Net interest income after provision for loan
  losses, to total noninterest expense........................   161.34      208.25         263.75        274.33        256.74
Noninterest income to average assets..........................      .17         .17            .13           .13           .12
Noninterest expense to average assets.........................      .96        1.01            .93           .91          1.06
Nonperforming loans to total loans............................      .10          --           1.16          1.36          1.32
Nonperforming assets to total assets..........................      .62         .67            .76           .83           .83
Average interest-earning assets to average
  interest-bearing liabilities................................   111.73      114.76         115.43        118.03        119.46
Stockholders' equity to average assets (average stock-
  holders' equity divided by average total assets)............    12.38       14.13          14.33         15.68         16.49
Equity to assets at period end................................    11.87       13.44          14.07         14.63         16.28
Number of full-service offices................................        2           2              2             1             1

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

General

         The earnings of the Company depend primarily on the earnings of Leeds Federal Savings Bank (the "Bank"). The Company and the Bank are discussed herein on a consolidated basis. The Company's earnings depend primarily on its net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of mortgage loans, mortgage-backed securities, interest-earning deposits at other institutions, investment securities and other investments, and the interest paid on interest-bearing liabilities. Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest- earning assets as compared to interest-bearing liabilities. The Company's earnings also are affected by its level of noninterest income, including primarily service fees and charges, and noninterest expense, including primarily compensation and employee benefits, professional fees and occupancy costs. Earnings of the Company also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company.

Forward-Looking Statements

         When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, changes in demand for loans in the Company's market area, and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Undue reliance should not be placed on any such forward-looking statements, which speak only as of the date made. Moreover, the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

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

Financial Condition

         Assets. Cash on hand and due from banks, interest bearing deposits, other short-term investments and investment securities totaled approximately $152.5 million at June 30, 2002, an increase of approximately $25.4 million, or 20.0%, from June 30, 2001 due to deposit inflows in excess of funds required for mortgage originations. Mortgage-backed securities totaled $33.0 million, an increase of $13.0 million, or 65.0%, due primarily to purchases of new mortgage-backed securities. Loans receivable totaled $245.0 million, an increase of $27.8 million, or 12.8%, due primarily to increased mortgage originations.

         Liabilities. Deposits increased $63.8 million, or 19.9%, to a total of $384.3 million at June 30, 2002, compared to June 30, 2001. Such increase was principally attributable to a general market trend of investors placing funds into deposits instead of the equity markets. The Company has offered savings rates that are competitive with other financial institutions. However, it has not solicited brokered funds or negotiated jumbo certificates to achieve increased deposit levels.

         Stockholders' Equity. Total stockholders equity increased $1.8 million, or 3.5%, to $52.7 million at June 30, 2002, compared to June 30, 2001. The increase was primarily attributable to the earnings of the Company of $2.4 million plus $511,000 for compensation expense for the ESOP, less dividends declared on common stock of $727,000 and a decrease in other comprehensive income due to a decrease in market value of securities available-for-sale of $308,000.

Results of Operations

         The net income of the Company depends primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of mortgage loans, mortgage-backed securities, interest-earning deposits at other institutions, investment securities and other investments, and the interest paid on interest-bearing liabilities, which consist primarily of savings deposits. The Company had net income of $2.4 million for the year ended June 30, 2002. Net income totaled $2.9 million and $3.6 million for 2001 and 2000, respectively.

         Interest Income. Total interest income remained relatively unchanged at $23.0 million for the years ended June 30, 2002 and June 30, 2001. Average interest-earning assets increased to $402.6 million for the year ended June 30, 2002, from $336.0 million for the prior year, while the average yield on interest-earnings assets decreased to 5.71%, from 6.83%. The increase in average interest earning assets during the year ended June 30, 2002 resulted primarily from an increase in mortgage loans and other investments, partially offset by a decrease in investment securities. The decrease in average yield was primarily due to lower market interest rates on investment securities and other investments.

         Interest on mortgage loans increased by $1.0 million, or 6.6%, to $16.1 million for the year ended June 30, 2002. The average balance of mortgage loans increased $19.4 million, or 9.2%, while the average yield on mortgage loans decreased to 6.95%, from 7.12%. Interest income on consumer loans decreased by $12,000 to $292,000 for the year ended June 30, 2002, from $304,000 for the prior year. The decrease was due to a decrease in average balance of consumer loans to $3.8 million from $4.1 million. The average yield on consumer loans for the year ended June 30, 2002, increased to 7.6%, from 7.3%. Interest income on mortgage-backed securities increased $1.3 million, to $2.0 million for the year ended June 30, 2002, from $714,000 for the prior year. The increase was principally due to a $22.1 million increase in average balance of mortgage-backed securities to $31.7 million for the year ended June 30, 2002, from $9.6 million for the prior year. The average yield on mortgage-backed securities for the year ended June 30, 2002, decreased to 6.4%, from 7.5% due to lower market rates. Interest income on investment securities decreased by $2.5 million, to $2.1 million for the year ended June 30, 2002, from $4.6 million for the prior year. Such decrease was the result of a decrease in the average yield on investment securities to 5.6%, from 6.8%, and a $30.1 million decrease in average balance of investment securities to $37.4 million for the year ended June 30, 2002, from $67.5 million for the year ended June 30, 2001. The decrease in the average balance of investment securities was the result of the calls of callable securities. Interest income from interest-earning deposits decreased by $762,000 to $381,000 for the year ended June 30, 2002, from $1.1 million for the prior year. The average balance of interest earning deposits decreased to $16.3 million for the year ended June 30, 2002, from $20.1 million for the prior year. The average yield on interest-earning deposits for the year ended June 30, 2002, decreased to 2.3% from 5.7%, due to decreases in market interest rates during the year. Interest income from other investments increased by $1.0 million to $2.1 million, for the year ended June 30, 2002, from $1.1 million for the prior year. The average balance of other investments increased due to repayments on investment securities and deposit inflows by $59.2 million to $81.6 million for the year ended June 30, 2002, from $22.4 million for the prior year, while the average yield on other investments decreased to 2.6% for the period, from 4.8% due to decreases in short-term interest rates.

         Total interest income increased by $887,000, or 4.0%, to $23.0 million for the year ended June 30, 2001, from $22.1 million for the year ended June 30, 2000. The increase in interest income was primarily due to an increase in the balance of average interest earning assets to $336.0 million for the year ended June 30, 2001, from $322.3 million for the prior year, offset by a slight decrease in the average yield on interest earnings assets to 6.83%, from 6.85%. The increase in average interest-earning assets during the year ended June 30, 2001, resulted primarily from an increase in interest-earning deposits and other investments, partially offset by a decrease in investment securities.

         Interest on mortgage loans increased slightly by $54,000, or 0.4%, to $15.1 million for the year ended June 30, 2001. Average balance of mortgage loans decreased $743,000, or 0.3%, while the average yield on mortgage loans increased to 7.12%, from 7.06%. Interest income on consumer loans increased by $29,000 to $304,000 for the year ended June 30, 2001, from $275,000 for the prior year. The increase was due to an increase in average balance of consumer loans to $4.1 million from $3.8 million. The average yield on consumer loans for the year ended June 30, 2001, increased to 7.3%, from 7.2%. Interest income on mortgage-backed securities increased $77,000, or 12.1%, to $714,000 for the year ended June 30, 2001, from $637,000 for the prior year. The increase was principally due to a $446,000 increase in average balance of mortgage-backed securities to $9.6 million for the year ended June 30, 2001, from $9.1 million for the prior year. The average yield on mortgage-backed securities for the year ended June 30, 2001, increased to 7.4%, from 7.0%. Interest income on investment securities decreased by $144,000, to $4.6 million for the year ended June 30, 2001, from $4.8 million for the prior year. Such decrease was the result of a $4.2 million decrease in average balance of investment securities to $67.5 million for the year ended June 30, 2001, from $71.7 million for the year ended June 30, 2000, offset by an increase in the average yield on investment securities to 6.8%, from 6.6%. The decrease in the average balance of investment securities was the result of maturities. Interest income from interest- earning deposits increased by $538,000 to $1.1 million for the year ended June 30, 2001, from $605,000 for the prior year. The average balance of interest earning deposits increased to $20.1 million for the year ended June 30, 2001, from $10.9 million for the prior year. Such increase was the result of maturities of investment securities and deposit inflows. The average yield on interest-earning deposits for the year ended June 30, 2001, increased to 5.7% from 5.6%, due to increases in market interest rates during the year. Interest income from other investments increased by $332,000 to $1.1 million, for the year ended June 30, 2001, from $742,000 for the prior year. The average balance of other investments increased by $8.7 million to $22.4 million for the year ended June 30, 2001, from $13.7 million for the prior year, while the average yield on other investments decreased to 4.8% for the period, from 5.4% due to decreases in short-term interest rates.

         Interest Expense. Total interest expense increased by $1.0 million, or 6.5%, to $16.7 million for the year ended June 30, 2002, from $15.7 million for the year ended June 30, 2001. Such increase was the result of an increase in the average balance of interest-bearing liabilities of $67.5 million to $360.3 million for the year ended June 30, 2002, from $292.8 million for the prior year due to strong deposit inflows, partially offset by a decrease in the average cost of interest-bearing liabilities to 4.6% from 5.4%. The lower cost reflects generally lower market rates during the year and a shorter average maturity of deposits.

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

         Net Interest Income. Net interest income decreased by $985,000, or 13.5% to $6.3 million for the year ended June 30, 2002, from $7.3 million for the year ended June 30, 2001. This decrease was due principally to a decrease in the average interest rate spread to 1.08% from 1.48%. This decrease was caused primarily by a 112 basis point decrease in the average yield on interest earning assets, partially offset by a 72 basis point decrease in the cost of interest bearing liabilities.

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

         Provision for Loan Losses. The Company maintains an allowance for loan losses, which was $559,000 at June 30, 2002, in accordance with accounting principles generally accepted in the United States of America. The allowance exists to cover probable losses inherent in the Company's loan portfolio. In addition to historical loss experience, the Company considers other factors that are likely to cause loan losses, including changes in economic and business conditions, changes in the composition and volume of the portfolio, trends in the level of past due and classified loans and the status of nonperforming loans. The Company reduced its allowance for loan losses by a credit to the provision for loan losses of $170,000 for the year ended June 30, 2002. The Company has experienced continued high credit quality, even in the current economic downturn. The Company's provision for loan losses was $154 for the year ended June 30, 2001 and $21,000 for the year ended June 30, 2000. Management believes that, on an overall basis, the allowance for loan losses at June 30, 2002 is sufficient to address the credit risk of the Bank.

         Noninterest Income. Noninterest income increased by $129,000 to $709,000 for the year ended June 30, 2002, from $580,000 for the year ended June 30, 2001. The increase was due to increases in service fees and charges and increases in the cash surrender value of life insurance investments.

         Noninterest income increased by $135,000 to $580,000 for the year ended June 30, 2001, from $445,000 for the year ended June 30, 2000. The increase was due to increases in service fees and charges and increases in the cash surrender value of life insurance investments.

         Noninterest Expense. Noninterest expense increased by $513,000, to $4.0 million for the year ended June 30, 2002, from $3.5 million for the year ended June 30, 2001. Compensation and employee benefits increased by $115,000 to $2.1 million for the year ended June 30, 2002, from $2.0 million for the prior year due primarily to increased expense recognized on our Employee Stock Ownership Plan. Professional fees increased $215,000 to $371,000 for the year ended June 30, 2002, due principally to expenses incurred in connection with the proposed merger with Northwest Bancorp, Inc. and Northwest Bancorp, MHC. Advertising decreased $91,000 to $90,000 for the year ended June 30, 2002 from $181,000 for the prior year in response to changes in market conditions. Other expenses increased $289,000 to $990,000 for the year ended June 30, 2002, from $701,000 for the prior year, due principally to an increase in real estate owned expense of $159,000 and increases in other operating expenses.

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

         The ratio of noninterest expenses to average assets was 0.96%, 1.01%, and 0.93% for the years ending June 30, 2002, 2001 and 2000, respectively.

         The provision for income taxes was approximately $815,000, $1.5 million and $1.9 million for the years ended June 30, 2002, 2001 and 2000. The effective tax rates were 25.7%, 34.0% and 34.5% for the years ended June 30, 2002, 2001 and 2000, respectively. The lower effective rates in 2002 reflects the fact that a higher portion of the Company's pretax income consists of income that is not subject to federal and state income taxes, including an increase in the cash surrender value of life insurance investments. The decrease in the effective tax rate in 2001 was due to lower state income taxes.

         Other Comprehensive Income. The accumulated unrealized gains on securities available-for- sale, net of related income taxes, decreased $308,000 for the year ended June 30, 2002, as compared to an increase of $1.2 million and a decrease of $802,000 for the years ended June 30, 2001 and 2000, respectively. These changes primarily reflect fluctuations in interest rates and general market trends.

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

                                                                                Year Ended June 30,
                                              -------------------------------------------------------------------------------------
                                                                2002                                         2001
                                              ----------------------------------------      ---------------------------------------
                                                                             Average                                       Average
                                                 Average                     Yield/           Average                      Yield/
                                                 Balance      Interest        Cost            Balance      Interest         Cost
                                              ------------  ------------  ------------      -----------   -----------   -----------
                                                                             (Dollars in Thousands)
Interest-earning assets:
  Mortgage loans (1).......................   $    231,763        16,113       6.95%        $   212,328        15,108       7.12%
  Consumer and other loans.................          3,847           292       7.59               4,139           304       7.34
  Mortgage-backed securities...............         31,676         2,033       6.42               9,587           714       7.45
  Investment securities....................         37,360         2,084       5.58              67,499         4,613       6.83
  Interest-earning deposits (2)............         16,335           381       2.33              20,077         1,143       5.69
  Other investments (3)....................         81,613         2,088       2.56              22,352         1,075       4.81
                                              ------------  ------------  ---------         -----------   -----------   --------
     Total interest-earning assets.........        402,594        22,991       5.71             335,982        22,957       6.83
                                                            ------------  ---------                       -----------   --------
Noninterest-earning assets.................         15,053                                       11,473
                                              ------------                                  -----------
     Total assets..........................   $    417,647                                  $   347,455
                                              ============                                  ===========
Interest-bearing liabilities:
  Savings deposits.........................   $    360,178        16,675       4.63         $   292,453        15,638       5.35
  Other borrowed funds.....................            165             8       4.85                 318            26       8.18
                                              ------------  ------------  ---------         -----------   -----------   --------
     Total interest-bearing liabilities....        360,343        16,683       4.63             292,771        15,664       5.35
                                                            ------------  ---------                       -----------   --------
Noninterest-bearing liabilities............          5,605                                        5,592
                                              ------------                                  -----------
     Total liabilities.....................        365,948                                      298,363
Stockholders' equity.......................         51,699                                       49,092
                                              ------------                                  -----------
     Total liabilities and
     stockholders' equity..................   $    417,647                                  $   347,455
                                              ============                                  ===========
Net interest income........................                 $      6,308                                  $     7,293
                                                            ------------                                  ===========
Net interest rate spread (4)...............                                    1.08%                                        1.48%
                                                                          =========                                     ========
Net interest margin (5)....................                                    1.57%                                        2.17%
                                                                          =========                                     ========
Average interest-earning assets to
Average interest-bearing liabilities.......                                  111.73%                                      114.76%
                                                                          =========                                     ========

                                                             Year Ended June 30,
                                              ----------------------------------------------
                                                                   2000
                                              ----------------------------------------------
                                                                                   Average
                                                 Average                           Yield/
                                                 Balance         Interest           Cost
                                              -----------      ------------     ------------
                                                         (Dollars in Thousands)
Interest-earning assets:
  Mortgage loans (1).......................   $   213,071      $     15,054          7.06%
  Consumer and other loans.................         3,836               275          7.17
  Mortgage-backed securities...............         9,141               637          6.97
  Investment securities....................        71,687             4,757          6.64
  Interest-earning deposits (2)............        10,889               605          5.56
  Other investments (3)....................        13,660               742          5.44
                                              -----------      ------------     ---------
     Total interest-earning assets.........       322,284            22,070          6.85
                                                               ------------     ---------
Noninterest-earning assets.................        10,348
                                              -----------
     Total assets..........................   $   332,632
                                              ===========
Interest-bearing liabilities:
  Savings deposits.........................   $   278,775            13,890          4.98
  Other borrowed funds.....................           422                38          9.00
                                              -----------      ------------     ---------
     Total interest-bearing liabilities....       279,197            13,928          4.99
                                                               ------------     ---------
Noninterest-bearing liabilities............         5,774
                                              -----------
     Total liabilities.....................       284,971
Stockholders' equity.......................        47,661
                                              -----------
     Total liabilities and
     stockholders' equity..................   $   332,632
                                              ===========
Net interest income........................                    $      8,142
                                                               ============
Net interest rate spread (4)...............                                          1.86%
                                                                                =========
Net interest margin (5)....................                                          2.53%
                                                                                =========
Average interest-earning assets to
Average interest-bearing liabilities.......                                        115.43%
                                                                                =========
----------------------------------------

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

                                                                         Year Ended June 30,
                                    ------------------------------------------------------------------------------------------------
                                                     2002 vs. 2001                                  2001 vs. 2000
                                    ---------------------------------------------- -------------------------------------------------
                                               Increase/(Decrease)                           Increase/(Decrease)
                                                     Due to                                        Due to
                                    ----------------------------------    Total    ------------------------------------      Total
                                                               Rate/     Increase                              Rate/       Increase
                                       Volume      Rate       Volume    (Decrease)   Volume         Rate      Volume      (Decrease)
                                    ----------- ---------- ----------- ----------- ------------ ---------- ------------  -----------
                                                                          (In Thousands)
Interest income:
  Mortgage loans (1)............... $   1,384   $   (360)  $     (19)  $   1,005     $    (52)  $    128   $     (22)    $      54
  Consumer and other loans.........       (21)        10          (1)        (12)          22          6           1            29
  Mortgage-backed securities.......     1,646        (99)       (228)      1,319           31         43           3            77
  Investment securities............    (2,058)      (844)        373      (2,529)        (278)       136          (2)         (144)
  Interest-earning deposits (2)....      (213)      (675)        126        (762)         511         14          13           538
  Other investments (3)............     2,850       (503)     (1,334)      1,013          473        (86)        (54)          333
                                    ---------   --------   ---------   ---------     --------   --------   ---------     ---------
  Total interest-earning assets....     3,588     (2,471)     (1,083)         34          707        241         (61)          887
                                    ---------   --------   ----------  ---------     --------   --------   ----------    ---------
Interest expense...................     3,615     (2,108)       (488)      1,019          677      1,005          54         1,736
                                    ---------   --------   ----------  ---------     --------   --------   ---------     ---------
Change in net interest income...... $     (27)  $   (363)  $    (595)  $    (985)    $     30   $   (764)  $    (115)    $    (849)
                                    =========   ========   =========   =========     ========   ========   =========     =========
-----------------------------------------

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

         The Company's policy in recent years has been to attempt to better match the maturities and interest rates of its interest rate sensitive assets and liabilities by emphasizing fixed-rate one- to four- family mortgage loans with terms of 15 years or less, adjustable-rate first mortgages and home equity loans, and to maintain relatively high levels of liquidity. By maintaining a significant percentage of its assets in cash and other liquid investments, the Company is able to reinvest a higher percentage of its assets more quickly in response to changes in market interest rates, thereby reducing its exposure to interest rate volatility. The Company does not utilize derivative instruments or engage in other hedging activities to manage interest rate risk.

         The Company has an Asset-Liability Management Committee which is responsible for reviewing the Company's asset and liability policies. The Committee meets weekly and reports monthly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital requirements.

         The Company measures interest rate risk in terms of the sensitivity of the Company's net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. The following table presents the pro forma computations of the Company's NPV as of June 30, 2002. Given the current low level of interest rates and the low probability of further significant declines in absolute rates, we did not calculate NPV for interest rate decreases of greater then 100 basis points.

                                                                                    NPV as Percentage of
        Change in                                                                 Present Value of Assets
     Interest Rates                     Net Portfolio Value                   --------------------------------
     in Basis Points  ---------------------------------------------------                          Basis Point
      (Rate Shock)      $  Amount           $ Change         % Change            NPV Ratio           Change
     ---------------  ---------------     -------------     -------------     --------------    --------------
                                              (Dollars in Thousands)
         300              34,061            (28,134)           (45)%               8.03%            (551)bp
         200              42,262            (18,933)           (30)%               9.93%            (361)bp
         100              53,156             (9,069)           (15)%              11.87%            (168)bp
       Static             62,195                 --              --               13.55%              --
        (100)             66,093              3,899               6%              14.20%               65bp

         The above table indicates that at June 30, 2002, in the event of a sudden and sustained increase in prevailing market rates, the Company's NPV would be expected to decrease, and that in the event of a sudden and sustained decrease in prevailing market interest rates, the Company's NPV would be expected to increase. The Company's Board of Directors reviews the Company's NPV position quarterly, and, if estimated changes in NPV are not within the targets established by the Board, the Board may direct management to adjust the asset and liability mix to bring interest rate risk within Board approved targets.

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

         The Bank's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Bank manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Bank invests in short-term interest-earning assets, which provide liquidity to meet lending requirements. Assets qualifying for liquidity at June 30, 2002, totaled $140.4 million. For additional information about cash flows from the Bank's operating, financing, and investing activities, see "Consolidated Statements of Cash Flows" included in the Consolidated Financial Statements.

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

         At June 30, 2002, the Bank had outstanding loan commitments of $4.0 million. This amount does not include $13.3 million of undisbursed lines of credit on home equity loans, and the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year at June 30, 2002, totaled $206.3 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Bank.

         At June 30, 2002, the Bank exceeded OTS capital requirements. Set forth below is a summary of the Bank's compliance with the following OTS capital standards as of June 30, 2002.

                                                                                    Minimum               To Be Well Capitalized
                                                                                  For Capital             Under Prompt Corrective
                                                     Actual                    Adequacy Purposes             Action Provisions
                                            -------------------------     -------------------------     --------------------------
                                              Amount        Ratio (1)       Amount        Ratio (1)        Amount        Ratio(1)
                                            ----------     ----------     ----------     ----------     -----------     ---------
As of June 30, 2002:
  Tier I core capital....................   $ 49,961         11.35%       $ 17,607          4.00%       $  22,009         >5.0%
  Tier I risk-based capital..............     49,961         18.55          10,772          4.00           16,159         >6.0
  Total risk-based capital...............     52,338         19.43          21,545          8.00           26,931        >10.0

(1) Core capital is calculated on the basis of a percentage of total adjusted assets; risk-based capital levels are calculated on the basis of a percentage of risk-weighted assets.

Impact of Inflation and Changing Prices

         The financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

         There are no recently issued accounting standards anticipated to have an impact on future consolidated financial statements.

                        SELECTED QUARTERLY FINANCIAL DATA

         A summary of selected quarterly financial data for the years ended June 30, 2002 and 2001 is as follows:

                                                   First               Second               Third              Fourth
                                                  Quarter              Quarter             Quarter             Quarter
                                              -------------------------------------------------------------------------
                                                          (In Thousands Except Per Share Data)
Fiscal 2002
Interest income........................       $    5,940          $     5,666          $    5,696          $    5,689
Net interest income....................            1,616                1,359               1,542               1,791
Provision for loan losses..............             ----                -----                ----                (170)
Income before provision
  for income taxes.....................              780                  580                 746               1,066
Net income.............................              584                  464                 557                 752
                                              ==========          ===========          ==========          ==========
Net income per common share:
  Basic................................       $      .13          $       .10          $      .12          $      .17
  Diluted..............................              .13                  .10                 .12                 .16
                                              ==========          ===========          ==========          ==========

Fiscal 2001

Interest income........................       $    5,710          $     5,714          $    5,718          $    5,815
Net interest income....................            1,928                1,824               1,822               1,719
Provision for loan losses..............               --                   --                  --                  --
Income before provision
  for income taxes.....................            1,245                1,103               1,007               1,016
Net income.............................              798                  750                 666                 671
                                              ==========          ===========          ==========          ==========

Net income per common share:
  Basic................................       $      .17          $       .17          $      .15          $      .15
  Diluted..............................              .17                  .16                 .15                 .15
                                              ==========          ===========          ==========          ==========

                        COMMON STOCK AND RELATED MATTERS

         The Company's common stock is listed on the Nasdaq National Market under the symbol "LFED." As of August 20, 2002, the Company had five registered market makers, 396 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 4,550,931 shares outstanding. As of such date, Leeds Federal Bankshares, M.H.C. (the "Mutual Holding Company"), the Company's mutual holding company, held 3,300,000 shares of common stock and stockholders other than the Mutual Holding Company held 1,250,931 shares.

         The following table sets forth market price and dividend information for the common stock for each quarter of the previous two fiscal years.

    Fiscal Year Ended                                       Cash Dividends
      June 30, 2002             High            Low             Declared
  ---------------------     ------------   ------------   --------------------

    First quarter            $  31.34       $  15.40        $     .15
    Second quarter              32.35          31.00              .15
    Third quarter               32.00          31.13              .15
    Fourth quarter              31.99          30.75              .15


    Fiscal Year Ended                                       Cash Dividends
      June 30, 2001             High            Low             Declared
  ---------------------     ------------   ------------   --------------------

    First quarter            $  14.25       $  10.44        $     .15
    Second quarter              14.19          12.38              .15
    Third quarter               13.56          12.69              .15
    Fourth quarter              16.90          13.10              .15


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

         OTS regulations impose limitations upon all "capital distributions" by savings institutions, including cash dividends, payments by a savings institution to repurchase or otherwise acquire its stock, payments to stockholders of another savings institution in a cash-out merger, and other distributions charged against capital. The regulations establish a three-tiered system of regulation, with the greatest flexibility being afforded to well-capitalized or Tier 1 savings associations. As of June 30, 2002, the most recent notification categorized the Bank as "well-capitalized." Accordingly, under the OTS capital distribution regulations, the Bank would be permitted to pay, upon notice to the OTS, dividends during any calendar year up to 100% of its net income during that calendar year, plus its retained net income for the preceding two years.

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

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY

                        Consolidated Financial Statements

                          June 30, 2002, 2001, and 2000

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report



The Board of Directors
Leeds Federal Bankshares, Inc.
Baltimore, Maryland:


We have audited the accompanying consolidated statements of financial condition of Leeds Federal Bankshares, Inc. and subsidiary as of June 30, 2002 and 2001, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Leeds Federal Bankshares, Inc. and subsidiary as of June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.



\s\ KPMG LLP



August 2, 2002, except for note 18
   as to which the date is August 28, 2002

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY
                 Consolidated Statements of Financial Condition
                             June 30, 2002 and 2001

                            Assets                                         2002             2001
                                                                      -------------     -----------
Cash, including interest-bearing deposits of $1,929,277 in 2002
  and $2,198,218 in 2001 ..........................................   $   8,784,723       7,015,942
Short-term investments ............................................     100,612,524      35,334,058
Secured short-term loans to commercial banks ......................      19,848,989      16,225,333
Securities available-for-sale, amortized cost of $1,156,760 in 2002
  and $1,256,760 in 2001 (note 2) .................................       5,199,177       5,802,094
Investment securities held-to-maturity (fair value of $15,450,753
  in 2002 and $59,451,083 in 2001) (note 3) .......................      15,498,705      60,518,903
Mortgage-backed securities held-to-maturity (fair value of
  $33,475,666 in 2002 and $20,018,094 in 2001) (note 4) ...........      32,959,769      20,021,025
Loans receivable, net (note 5) ....................................     245,000,388     217,182,587
Investment in Federal Home Loan Bank of Atlanta stock,
  at cost (note 10) ...............................................       2,578,200       2,187,200
Property and equipment, net (note 6) ..............................       2,076,698       2,205,229
Cash surrender value of life insurance (note 11) ..................       7,455,859       7,023,712
Accrued interest receivable .......................................       1,587,932       2,236,760
Other real estate owned (note 7) ..................................       2,538,455       2,540,127
Prepaid expenses and other assets .................................         187,948         207,267
                                                                      -------------    ------------
                                                                      $ 444,329,367     378,500,237
                                                                      =============    ============
                Liabilities and Stockholders' Equity
Liabilities:
  Savings accounts (note 8) .......................................   $ 384,320,466     320,470,865
  Borrowed funds - employee stock ownership plan (note 12) ........          79,238         274,123
  Advance payments by borrowers for taxes, insurance and
    ground rents ..................................................       3,576,296       3,515,261
  Federal and state income taxes (note 9):
    Currently payable .............................................         581,948         218,075
    Deferred ......................................................         953,198       1,219,523
  Accrued expenses and other liabilities (notes 11 and 13) ........       2,095,787       1,913,349
                                                                      -------------    ------------
      Total liabilities ...........................................     391,606,933     327,611,196
                                                                      -------------    ------------
Stockholders' equity (notes 10, 12, and 15):
  Common stock, $1 par value. Authorized 20,000,000 shares;
    issued 5,205,597 shares .......................................       5,205,597       5,205,597
  Additional paid-in-capital ......................................      10,022,486       9,667,133
  Unearned employee stock ownership plan shares ...................         (24,826)       (180,672)
  Treasury stock, at cost;  667,416 shares ........................      (8,336,969)     (8,336,969)
  Retained income, substantially restricted .......................      43,381,082      41,750,444
  Accumulated other comprehensive income ..........................       2,475,064       2,783,508
                                                                      -------------    ------------
      Total stockholders' equity ..................................      52,722,434      50,889,041
Commitments (notes 11, 12, and 14)
                                                                      -------------    ------------
                                                                      $ 444,329,367     378,500,237
                                                                      =============    ============

See accompanying notes to consolidated financial statements.

                  LEEDS FEDERAL BANKSHARES, INC.AND SUBSIDIARY
           Consolidated Statements of Income and Comprehensive Income
                    Years ended June 30, 2002, 2001, and 2000



                                                              2002           2001          2000
                                                          ------------    ----------    ----------
Interest income:
  First mortgage and other loans ......................   $ 16,404,890    15,411,216    15,328,947
  Investment securities and short-term investments ....      4,553,484     6,832,640     6,104,071
  Mortgage-backed securities ..........................      2,032,949       713,592       636,556
                                                          ------------    ----------   -----------
      Total interest income ...........................     22,991,323    22,957,448    22,069,574
                                                          ------------    ----------   -----------
Interest expense:
  Savings accounts (note 8) ...........................     16,674,802    15,635,632    13,889,755
  Other ...............................................          8,570        28,701        38,030
                                                          ------------    ----------   -----------
      Total interest expense ..........................     16,683,372    15,664,333    13,927,785
                                                          ------------    ----------   -----------
      Net interest income .............................      6,307,951     7,293,115     8,141,789
Provision for loan losses (note 5) ....................       (170,000)          154        20,983
                                                          ------------    ----------   -----------
      Net interest income after provision
        for loan losses ...............................      6,477,951     7,292,961     8,120,806
                                                          ------------    ----------   -----------
Non-interest income:
  Service fees and charges ............................        234,230       199,809       156,241
  Increase in cash surrender value of life insurance ..        432,147       336,175       288,064
  Other ...............................................         42,989        44,178           520
                                                          ------------    ----------   -----------
                                                               709,366       580,162       444,825
                                                          ------------    ----------   -----------
Non-interest expense:
  Compensation and employee benefits ..................      2,109,057     1,993,616     1,759,282
  Occupancy expense ...................................        310,821       338,892       259,710
  Professional fees ...................................        370,725       156,110        89,809
  SAIF deposit insurance premiums (note 10) ...........        144,631       131,153       184,213
  Advertising .........................................         89,928       181,365       158,807
  Other ...............................................        990,010       700,892       627,377
                                                          ------------    ----------   -----------
                                                             4,015,172     3,502,028     3,079,198
                                                          ------------    ----------   -----------
      Income before provision for
        income taxes ..................................      3,172,145     4,371,095     5,486,433
Provision for income taxes (note 9) ...................        814,955     1,485,890     1,891,125
                                                          ------------    ----------   -----------
      Net income ......................................      2,357,190     2,885,205     3,595,308
Other comprehensive income, net of tax:
  Unrealized gain (loss) on securities
    available-for-sale, net of tax expense (benefit) of
    ($194,473) in 2002, $772,072 in 2001 and
    ($491,100) in 2000 ................................       (308,444)    1,246,505      (801,885)
                                                          ------------    ----------   -----------
      Comprehensive income ............................   $  2,048,746     4,131,710     2,793,423
                                                          ============    ==========   ===========
Net income per share of common stock (note 16):
  Basic ...............................................   $       0.52          0.64          0.78
  Diluted .............................................           0.51          0.63          0.77
                                                          ============    ==========   ===========

See accompanying notes to consolidated financial statements.

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY
                 Consolidated Statements of Stockholders' Equity
                    Years ended June 30, 2002, 2001, and 2000

                                                                Unearned                     Retained     Accumulated
                                                                employee                      income,        other         Total
                                               Additional   stock ownership    Treasury    substantially comprehensive stockholders'
                               Common stock paid-in capital   plan shares   stock, at cost   restricted      income       equity
                               ------------ --------------- --------------- -------------- ------------- ------------- -------------
Balance at June 30, 1999 .....  $5,195,597      9,367,161      (390,682)      (4,740,869)   36,734,317     2,338,888    48,504,412
Compensation expense - ESOP ..          --         48,535        93,616               --            --            --       142,151
Exercise of stock options ....      10,000         69,200            --               --            --            --        79,200
Income tax benefit of stock
  awards and stock options ...          --        121,915            --               --            --            --       121,915
Dividends ($0.59 per share) ..          --             --            --               --      (755,778)           --      (755,778)
Net income ...................          --             --            --               --     3,595,308            --     3,595,308
Other comprehensive income ...          --             --            --               --            --      (801,885)     (801,885)
Purchases of treasury stock ..          --             --            --       (3,475,850)           --            --    (3,475,850)
                                ----------     ----------      --------       ----------    ----------     ---------    ----------
Balance at June 30, 2000 .....   5,205,597      9,606,811      (297,066)      (8,216,719)   39,573,847     1,537,003    47,409,473
Compensation expense - ESOP ..          --         60,322       116,394               --            --            --       176,716
Dividends ($0.60 per share) ..          --             --            --               --      (708,608)           --      (708,608)
Net income ...................          --             --            --               --     2,885,205            --     2,885,205
Other comprehensive income ...          --             --            --               --            --     1,246,505     1,246,505
Purchases of treasury stock ..          --             --            --         (120,250)           --            --      (120,250)
                                ----------     ----------      --------       ----------    ----------     ---------    ----------
Balance at June 30, 2001 .....   5,205,597      9,667,133      (180,672)      (8,336,969)   41,750,444     2,783,508    50,889,041
Compensation expense - ESOP ..          --        355,353       155,846               --            --            --       511,199
Dividends ($0.60 per share) ..          --             --            --               --      (726,552)           --      (726,552)
Net income ...................          --             --            --               --     2,357,190            --     2,357,190
Other comprehensive income ...          --             --            --               --            --      (308,444)     (308,444)
                                ----------     ----------      --------       ----------    ----------     ---------    ----------
Balance at June 30, 2002 .....  $5,205,597     10,022,486       (24,826)      (8,336,969)   43,381,082     2,475,064    52,722,434
                                ==========     ==========      ========       ==========    ==========     =========    ==========

See accompanying notes to consolidated financial statements.

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY
                      Consolidated Statements of Cash Flows
                    Years ended June 30, 2002, 2001, and 2000

                                                       2002            2001           2000
                                                  -------------     ----------    -----------
Cash flows from operating activities:
  Net income ..................................   $   2,357,190      2,885,205      3,595,308
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Accretion of loan fees ..................        (161,788)      (131,709)       (80,866)
      Provision for loan losses ...............        (170,000)           154         20,983
      Accretion of premiums (discounts) on
        investment and mortgage-backed
        securities ............................         (55,619)        16,489        (10,650)
      Depreciation ............................         153,673        175,679        144,237
      Noncash compensation under stock-based
        benefit plans .........................         511,199        176,716        142,151
      Income tax benefit of stock awards
        and stock options .....................              --             --        121,915
      Deferred income tax benefit .............         (71,852)       (45,852)      (409,400)
      Increase in cash surrender value of life
        insurance .............................        (432,147)      (336,175)      (288,064)
      (Increase) decrease in accrued interest
        receivable ............................         648,828       (119,905)      (122,251)
      (Increase) decrease in prepaid expenses
        and other assets ......................          20,991        278,962       (282,209)
      Increase (decrease) in income taxes
        currently payable .....................         363,873        (49,208)       159,706
      Increase in accrued expenses and other
        liabilities ...........................         182,438        359,213        250,517
      Increase (decrease) in unearned loan fees        (131,574)        46,391         55,222
                                                  -------------    -----------    -----------
          Net cash provided by operating
            activities ........................       3,215,212      3,255,960      3,296,599
                                                  -------------    -----------    -----------
Cash flows from investing activities:
  Purchases of securities available-for-sale ..      (1,000,000)            --             --
  Maturities of securities available-for-sale .       1,100,000      1,475,000             --
  Purchases of investment securities
    held-to-maturity ..........................     (15,698,875)      (485,240)    (1,700,000)
  Maturities of and principal repayments on
    investment securities held-to-maturity ....      60,734,556      7,386,542        477,213
  Purchases of mortgage-backed securities
    held-to-maturity ..........................     (19,394,884)   (13,778,195)      (400,000)
  Principal repayments on mortgage-backed
    securities held-to-maturity ...............       6,496,276      2,030,168      2,099,013
  Purchases of Federal Home Loan Bank of
    Atlanta stock .............................        (391,000)            --       (251,500)
  Loan disbursements, net of repayments .......     (27,354,439)      (433,943)   (15,312,776)
  Purchases of property and equipment .........         (25,142)      (138,125)      (902,400)
                                                  -------------    -----------    -----------
          Net cash provided (used) by
            investing activities ..............       4,466,492     (3,943,793)   (15,990,450)
                                                  -------------    -----------    -----------

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY
                      Consolidated Statements of Cash Flows
                    Years ended June 30, 2002, 2001, and 2000

                                                       2002            2001           2000
                                                  -------------     ----------    -----------
Cash flows from financing activities:
  Payment of dividends ........................   $    (726,552)      (708,608)      (788,434)
  Repayment of borrowed funds .................        (194,885)      (109,877)       (86,813)
  Net increase in savings accounts ............      63,849,601     38,604,659      7,240,595
  (Decrease) increase in advance payments by
    borrowers for taxes, insurance and
    ground rents ..............................          61,035     (1,558,645)      (129,626)
  Purchases of treasury stock .................              --       (120,250)    (3,475,850)
  Exercise of stock options ...................              --             --         79,200
                                                  -------------    -----------    -----------
          Net cash provided by financing
            activities ........................      62,989,199     36,107,279      2,839,072
                                                  -------------    -----------    -----------
          Net increase (decrease) in cash
            and cash equivalents ..............      70,670,903     35,419,446     (9,854,779)
Cash and cash equivalents at beginning of year       58,575,333     23,155,887     33,010,666
                                                  -------------    -----------    -----------
Cash and cash equivalents at end of year ......   $ 129,246,236     58,575,333     23,155,887
                                                  =============    ===========    ===========

See accompanying notes to consolidated financial statements.

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          June 30, 2002, 2001, and 2000

(1) Description of Business, Summary of Significant Accounting Policies, and Other Matters

     (a)  Business

          Leeds Federal Bankshares, Inc. (the Company) is a federally chartered corporation which owns all of the issued and outstanding common stock of Leeds Federal Savings Bank (the Bank), a federally-chartered savings bank that conducts its operations through branches in Baltimore County and Howard County, Maryland. At June 30, 2002, approximately 73% of the outstanding shares of common stock of the Company were held by Leeds Federal Bankshares, M.H.C. (MHC), a federal mutual holding company.

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

                                                                     (Continued)

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          June 30, 2002, 2001, and 2000


     (d)  Secured Short-Term Loans to Commercial Banks

          Secured short-term loans to commercial banks, which consist of Federal funds sold, are carried at cost which approximates fair value. Generally, Federal funds are purchased and sold for one-day periods.

     (e)  Investment Securities and Mortgage-Backed Securities

          The Company classifies its securities into one of three categories. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Debt securities not classified as held-to-maturity and equity securities with readily determinable fair values are classified as trading securities if bought and held principally for the purpose of selling them in the near term. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as held-to-maturity or trading are considered available-for-sale and are reported at fair value with unrealized gains and losses, net of the related tax effects, excluded from income and reported as an item of other comprehensive income until realized. Fair value is determined based on published bid prices or bid quotations received from securities dealers. Realized gains or losses on sales of investments are determined using the specific identification method and are recognized at the time of sale. Premiums and discounts on investment and mortgage-backed securities are amortized over the term of the security using methods that approximate the interest method.

     (f)  Loan Fees

          Loan origination and commitment fees and direct origination costs of income fees are deferred and amortized into income over the contractual lives of the related loans using the interest method. Under certain circumstances, commitment fees are recognized over the commitment period or upon the expiration of the commitment.

     (g)  Loans Receivable

          Loans are stated at the amount of unpaid principal reduced by unearned loan fees and the allowance for loan losses. Interest on loans is not accrued when, in the opinion of management, full collection of principal or interest is in doubt, or payment of principal or interest has become 90 days past due. Interest accrued prior to a loan becoming 90 days past due is not retained in income. Any interest ultimately collected on such loans is recorded in income in the period of recovery.

          The provision for losses on loans is determined based on management's review of the loan portfolio. The Company's objective is to ensure that the allowance is adequate to cover probable credit losses inherent in the loan portfolio at the date of each statement of financial condition. Management considers a number of factors in estimating the required level of the allowance. These factors include historical loss experience in the loan portfolio; the levels and trends in past-due and nonaccrual loans; the status of nonaccrual loans and other loans identified as having the potential for further deterioration; credit risk and industry concentrations; trends in loan volume; the effects of any changes in lending policies and procedures or underwriting standards; and a continuing evaluation of the economic environment. The Company's estimate of the required allowance is subject to revision as these factors change and is sensitive to the effects of economic and market conditions on borrowers. Loans or portions thereof are charged off when considered uncollectible by management.

                                                                     (Continued)

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          June 30, 2002, 2001, and 2000


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

     (h)  Property and Equipment

          Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Additions and betterments are capitalized and charges for repairs and maintenance are expensed as incurred. The related cost and accumulated depreciation are eliminated from the accounts when an asset is sold or retired and the related gain or loss is credited or charged to income.

     (i)  Other Real Estate Owned

          Real estate acquired through foreclosure is classified as other real estate owned and recorded at the lower of cost or fair value less estimated costs to sell. Costs relating to holding real estate are charged to expense, while costs relating to improving real estate are capitalized, if recoverable, until a salable condition is reached.

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

                                                                     (Continued)

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          June 30, 2002, 2001, and 2000


          Qualified thrift lenders such as the Bank are not required to provide a deferred tax liability for bad debt reserves for tax purposes that arose in fiscal years beginning before December 31, 1987. Such bad debt reserve for the Bank amounted to approximately $7,100,000 with an income tax effect of approximately $2,700,000 at June 30, 2002. This bad debt reserve would become taxable in the future if the Bank fails to meet certain conditions.

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

     (m)  Cash Equivalents and Supplemental Cash Flow Information

          For purposes of the consolidated statements of cash flows, all highly liquid investments with maturities at dates of purchase of three months or less are considered to be cash equivalents. Cash equivalents include interest-bearing deposits, short-term investments and secured short-term loans to commercial banks.

          Income tax payments were approximately $523,000, $1,581,000, and $1,985,000 in 2002, 2001, and 2000, respectively. Interest paid on savings accounts and borrowings aggregated approximately $16,687,000, $15,668,000, and $13,928,000 in 2002, 2001, and 2000, respectively. In
          2001, a loan receivable with a carrying value of $2,540,127 was transferred to other real estate owned.

     (n)  Reclassifications

          Certain amounts for 2001 and 2000 have been reclassified to conform with the presentation for 2002.

                                                                     (Continued)

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          June 30, 2002, 2001, and 2000



(2)  Securities Available-for-Sale

     Securities available-for-sale are summarized as follows at June 30:

                                                              2002
                                      -------------------------------------------------
                                                      Gross        Gross
                                       Amortized   unrealized   unrealized
                                          cost        gains       losses     Fair value
                                      ----------   ----------   ----------   ----------
U.S. Government and agency
  obligations due beyond ten years .. $1,000,000          --     (73,437)       926,563
Federal Home Loan Mortgage
  Corporation (FHLMC) preferred
  stock .............................     56,760   4,111,694          --      4,168,454
Other equity securities .............    100,000       4,160          --        104,160
                                      ----------   ---------     -------      ---------
                                      $1,156,760   4,115,854     (73,437)     5,199,177
                                      ==========   =========     =======      =========

                                                              2001
                                      -------------------------------------------------
                                                      Gross        Gross
                                       Amortized   unrealized   unrealized
                                          cost        gains       losses     Fair value
                                      ----------   ----------   ----------   ----------
U.S. Government and agency
  obligations due beyond ten years .. $1,100,000          --      (7,502)     1,092,498
FHLMC preferred stock ...............     56,760   4,578,836          --      4,635,596
Other equity securities .............    100,000          --     (26,000)        74,000
                                      ----------   ---------     -------      ---------
                                      $1,256,760   4,578,836     (33,502)     5,802,094
                                      ==========   =========     =======      =========

(3)  Investment Securities Held-to-Maturity

     Investment  securities  held-to-maturity  are summarized as follows at June
     30:

                                                         2002           2001
                                                     -----------     ----------
U.S. Government and agency obligations:
  Amortized cost .................................   $15,498,705     60,518,903
  Gross unrealized gains .........................        40,929         19,485
  Gross unrealized losses ........................       (88,881)    (1,087,305)
                                                     -----------     ----------
      Fair value .................................   $15,450,753     59,451,083
                                                     ===========     ==========

                                                                     (Continued)

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          June 30, 2002, 2001, and 2000


     Investment securities mature as follows at June 30:

                                           2002                    2001
                                ------------------------  ----------------------
                                  Amortized                Amortized
                                     cost     Fair value      cost    Fair value
                                 -----------  ----------  ----------  ----------
Due within 12 months .........   $       --           --   1,900,000   1,896,906
Due beyond 5 years
     but within 10 years .....      500,000      497,344   1,800,000   1,797,624
Due beyond 10 years ..........   14,998,705   14,953,409  56,818,903  55,756,553
                                 -----------  ----------  ----------  ----------
                                 $15,498,705  15,450,753  60,518,903  59,451,083
                                 ===========  ==========  ==========  ==========

(4)  Mortgage-Backed Securities Held-to-Maturity

     Mortgage-backed securities held-to-maturity are summarized as follows at June 30:

                                                      2002
                                 -----------------------------------------------
                                                 Gross       Gross
                                  Amortized   unrealized  unrealized
                                     cost        gains      losses    Fair value
                                 -----------  ----------  ----------  ----------
Government National Mortgage
  Association (GNMA) ........... $ 3,986,067    137,658         --     4,123,725
Federal National Mortgage
  Association (FNMA) ...........  27,106,233    376,541    (12,545)   27,470,229
FHLMC ..........................   1,622,440     14,451       (562)    1,636,329
Collateralized Mortgage
  Obligation -- FNMA
  REMIC ........................     245,029        354         --       245,383
                                 -----------    -------    -------    ----------
                                 $32,959,769    529,004    (13,107)   33,475,666
                                 ===========    =======    =======    ==========

                                                      2001
                                 -----------------------------------------------
                                                 Gross       Gross
                                  Amortized   unrealized  unrealized
                                     cost        gains      losses    Fair value
                                 -----------  ----------  ----------  ----------
GNMA ........................... $ 6,001,005    143,035    (14,417)    6,129,623
FNMA ...........................  13,033,532     28,611   (177,926)   12,884,217
FHLMC ..........................     500,100     16,203         --       516,303
Collateralized Mortgage
  Obligation -- FNMA
  REMIC ........................     486,388      1,563         --       487,951
                                 -----------    -------   --------    ----------
                                 $20,021,025    189,412   (192,343)   20,018,094
                                 ===========    =======   ========    ==========

                                                                     (Continued)

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          June 30, 2002, 2001, and 2000


(5)  Loans Receivable

     Loans receivable are summarized as follows at June 30:

                                                        2002             2001
                                                    ------------     -----------
First mortgage loans:
  One-to four-family residential ................   $228,232,970     200,466,473
  Construction ..................................      5,693,156       6,168,853
                                                    ------------     -----------
                                                     233,926,126     206,635,326
Home equity loans ...............................     10,912,785      12,130,758
Loans secured by savings accounts ...............        509,998         483,807
Consumer loans ..................................      3,062,510       3,648,703
                                                    ------------     -----------
                                                     248,411,419     222,898,594
Less:
  Allowance for loan losses .....................        558,810         731,641
  Unearned loan fees ............................        255,055         548,417
  Undisbursed portion of loans in process .......      2,597,166       4,435,949
                                                    ------------     -----------
      Loans receivable, net .....................   $245,000,388     217,182,587
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

     There were no nonaccrual loans at June 30, 2002 and 2001. For the year ended June 30, 2000, the amount of interest income that would have been recorded on loans in nonaccrual status at year end had such loans performed in accordance with their terms was approximately $305,000. The actual interest income recorded on these loans for the year ended June 30, 2000 was approximately $2,000.

     Activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                 2002         2001       2000
                                               --------     -------     -------
Beginning balance .........................    $731,641     741,678     725,152
Provision for loan losses .................    (170,000)        154      20,983
Charge-offs ...............................      (2,831)    (10,191)     (4,457)
                                               --------     -------     -------
Ending balance ............................    $558,810     731,641     741,678
                                               ========     =======     =======

                                                                     (Continued)

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          June 30, 2002, 2001, and 2000


(6)  Property and Equipment

     Property and equipment are summarized as follows at June 30:

                                                                     Useful life
                                           2002           2001         in years
                                        ----------     ---------     -----------
Land .................................  $  729,749       729,749             --
Building and improvements ............   1,717,157     1,717,157        50 years
Furniture, fixtures, and equipment ...   1,155,633     1,165,410      3-10 years
                                        ----------     ---------
      Total, at cost .................   3,602,539     3,612,316
Less accumulated depreciation ........   1,525,841     1,407,087
                                        ----------     ---------
      Property and equipment, net ....  $2,076,698     2,205,229
                                        ==========     =========

(7)  Other Real Estate Owned

     At June 30, 2002, other real estate owned consists of a commercial property which is under a contract for sale.

(8)  Savings Accounts

     Savings accounts are summarized as follows at June 30:

                       Weighted average rate           2002                  2001
                       ---------------------   -------------------   -------------------
  Type of Account        2002         2001        Amount        %       Amount        %
-------------------    --------     --------   ------------   ----   ------------   ----
Certificates ........    5.26%        5.78%    $288,637,333    75%   $238,761,753    75%
Anniversary bonus ...      --         3.32%              --    --       3,188,871     1%
Money Market ........    3.00%        4.69%      58,058,875    16%     45,950,302    14%
Passbook ............    2.50%        3.15%      24,522,018     6%     21,780,408     7%
NOW and demand ......    1.00%        1.99%      13,102,240     3%     10,789,531     3%
                                               ------------   ----   ------------   ----
                                               $384,320,466   100%   $320,470,865   100%
                                               ============   ====   ============   ====
Certificate accounts mature as follows:
  Within 12 months ........................    $206,298,974    71%   $132,022,035    56%
  12 to 24 months .........................      64,174,258    22%     86,817,784    36%
  24 to 36 months .........................      10,833,317     4%     10,241,842     4%
  36 to 48 months .........................       4,985,765     2%      5,081,886     2%
  48 to 60 months .........................       2,345,019     1%      4,598,206     2%
                                               ------------   ----   ------------   ----
                                               $288,637,333   100%   $238,761,753   100%
                                               ============   ====   ============   ====

     At June 30, 2002 and 2001, the Bank had customer deposits in savings accounts of $100,000 or more of approximately $135,701,000 and $88,236,000, respectively.

                                                                     (Continued)

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          June 30, 2002, 2001, and 2000


     Interest expense on savings accounts consists of the following for the years ended June 30:

                                           2002           2001           2000
                                       -----------     ----------     ----------
Time deposits ....................     $14,420,431     12,486,143     10,289,585
Checking and money market ........       1,680,887      2,504,553      2,972,732
Passbook and other ...............         573,484        644,936        627,438
                                       -----------     ----------     ----------
                                       $16,674,802     15,635,632     13,889,755
                                       ===========     ==========     ==========

(9)  Income Taxes

     The provision for income taxes is comprised of the following for the years ended June 30:

                                  2002               2001                2000
                              -----------         ----------         -----------
Current:
  Federal ............        $   886,807          1,608,854          2,240,711
  State ..............                 --            (77,112)            59,814
                              -----------         ----------         ----------
                                  886,807          1,531,742          2,300,525
                              -----------         ----------         ----------
Deferred:
  Federal ............            (58,829)           (37,541)          (367,454)
  State ..............            (13,023)            (8,311)           (41,946)
                              -----------         ----------         ----------
                                  (71,852)           (45,852)          (409,400)
                              -----------         ----------         ----------
                              $   814,955          1,485,890          1,891,125
                              ===========         ==========         ==========

     The net deferred tax liability at June 30, 2002 and 2001 consists of total deferred tax assets of $914,843 and $937,341, respectively, and total deferred tax liabilities of $1,868,041 and $2,156,864, respectively. The tax effects of temporary differences between the financial reporting and income tax basis of assets and liabilities relate to the following at June 30:

                                                         2002           2001
                                                     -----------     ----------
Tax bad debt reserve in excess of base year .....    $        --        (99,966)
Allowance for losses on loans ...................        215,812        282,560
Federal Home Loan Bank stock dividends ..........       (304,291)      (304,291)
Compensation plans ..............................        616,879        553,894
Unrealized gains on securities
  available-for-sale, net .......................     (1,558,134)    (1,752,607)
Other, net ......................................         76,536        100,887
                                                     -----------     ----------
                                                     $  (953,198)    (1,219,523)
                                                     ===========     ==========

                                                                     (Continued)

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          June 30, 2002, 2001, and 2000


     Reconciliations between the provisions for income taxes computed by multiplying income before income taxes by the statutory Federal income tax rate (34%) and the actual provisions for income taxes are as follows for the years ended June 30:

                                                 2002         2001        2000
                                              ----------   ---------   ---------
Federal income taxes at statutory rate ....   $1,078,529   1,486,172   1,865,387
State income taxes, net of Federal
  income tax effect .......................       (8,595)    (56,379)     11,793
Permanent difference for increase in
  cash surrender value of life insurance ..     (289,930)         --          --
Other, net ................................       34,951      56,097      13,945
                                              ----------   ---------   ---------
                                              $  814,955   1,485,890   1,891,125
                                              ==========   =========   =========

(10) Regulatory Matters

     The Federal Deposit Insurance Corporation, through the Savings Association Insurance Fund (SAIF), insures deposits of accountholders up to $100,000. The Bank pays an annual premium to provide for this insurance. The Bank is also a member of the Federal Home Loan Bank System and is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta (FHLB) equal to at least 1% of the unpaid principal balances of its residential mortgage loans, 0.3% of its total assets or 5% of its outstanding advances from the FHLB, whichever is greater. Purchases and sales of stock are made directly with the FHLB at par value.

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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (as defined in the regulations and as set forth in the table below). As of June 30, 2002, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                     (Continued)

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          June 30, 2002, 2001, and 2000


     Regulatory capital amounts and ratios for the Bank are as follows (in thousands):

                                                                  To be well
                                                 Minimum       capitalized under
                                               for capital     prompt corrective
                                Actual      adequacy purposes  action provisions
                            --------------  -----------------  -----------------
                             Amount  Ratio   Amount    Ratio   Amount     Ratio
                            -------  -----  -------    -----   ------     -----
As of June 30, 2002:
  Tier I core capital (a) . $49,961  11.35% $17,607      4%    $22,009      5%
  Risk-based capital (b):
    Tier I ................  49,961  18.55%  10,772      4%     16,159      6%
    Total .................  52,338  19.43%  21,545      8%     26,931     10%
As of June 30, 2001:
  Tier I core capital (a) . $47,692  12.76% $14,954      4%    $18,692      5%
  Risk-based capital (b):
    Tier I ................  47,692  24.36%   7,833      4%     11,749      6%
    Total .................  51,224  26.16%  15,665      8%     19,582     10%

(a)  Percentage of capital to ending assets.
(b)  Percentage of risk-based capital to ending risk-weighted assets.

(11) Retirement and Deferred Compensation Plans

     The Bank has a 401(k) Employee Investment Plan covering substantially all employees. Participation is voluntary and employee contributions are based on a percentage of compensation, ranging from 1% to 10%. The Bank matches employees' contributions, not to exceed 6% of compensation or a maximum of $2,400 annually. The Bank's contributions were $41,918, $39,995, and $38,644 for the years ended June 30, 2002, 2001, and 2000, respectively.

     The Bank has a supplemental retirement income plan (SERP) for executive officers. The SERP supplements the 401(k) plan to bring officer retirement benefits up to targeted levels (2% for each year of service, not to exceed 70% of final salary). In addition, the SERP provides death benefit protection for officers' beneficiaries. The cost of each participant's retirement benefits is accrued over the participant's active employment. The accrued liability under the SERP was approximately $135,000 and $165,000, as of June 30, 2002 and 2001, respectively. Compensation cost related to the SERP was $188,725, $158,540, and $129,001 for the years ended June 30, 2002, 2001, and 2000, respectively.

     The Bank also has a deferred compensation agreement with one officer to provide certain death and retirement benefits. The benefits payable are accrued annually by charges to income of $1,383. The accrued liability for these benefits amounted to $33,742 and $32,359 at June 30, 2002 and 2001, respectively, and is included in accrued expenses and other liabilities.

                                                                     (Continued)

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          June 30, 2002, 2001, and 2000


     The Bank has a Directors Retirement Plan which is a nonqualified plan for income tax purposes. Under the plan, each director will be paid 75% of annual directors' fees for ten years after retirement or until death. The benefits payable are accrued annually and are based on the retirement age selected by each director and an assumed 4% increase in annual fees until retirement. The accrued liability under this plan was $772,291 and $642,161 at June 30, 2002 and 2001, respectively, and is included in accrued expenses and other liabilities. Compensation cost related to this plan was $204,651, $234,940, and $144,400 for the years ended June 30, 2002, 2001, and 2000, respectively.

     The Bank also has an optional plan for the deferral of directors' fees which is nonqualified for income tax purposes. The accrued liability under this plan was $656,249 and $594,969 at June 30, 2002 and 2001, respectively, and is included in accrued expenses and other liabilities.

     The Bank has invested in whole-life insurance policies on the lives of the individual participants for purposes of providing income and assets in the future to offset the costs of the officers and directors' plans. The life insurance companies and related investments are as follows at June 30:

                                                      2002                2001
                                                   ----------          ---------
Transamerica ............................          $3,943,520          3,702,794
Massachusetts Mutual ....................             703,302            670,458
Pacific Mutual ..........................           2,809,037          2,650,460
                                                   ----------          ---------
                                                   $7,455,859          7,023,712
                                                   ==========          =========

(12) Stock-Based Benefit Plans

     Employees who attain the age of 21 and complete one year of service with the Bank are eligible to participate in the Company's ESOP. Participants are 100% vested in their accounts after five years of service with the Bank or, if earlier, upon death, disability, or attainment of normal retirement age. Participants received credit for service with the Bank prior to the establishment of the ESOP.

     In 1994, the ESOP borrowed $960,000 from an unrelated third party lender under a ten year loan bearing interest at the Federal funds rate plus 2.5% per annum, with payments of principal and interest due quarterly. Annual principal payments are $96,000. The proceeds of the loan were used by the ESOP to acquire 144,000 shares of the Bank's common stock upon its conversion to a capital stock form of organization. The ESOP holds the common stock in a trust for allocation among participating employees, which occurs as the ESOP repays the loan. The ESOP's sources of repayment of the loan are dividends on the common stock, if any, either held in trust or allocated to the participants' accounts, and quarterly contributions from the Bank to the ESOP and earnings thereon. For the years ended June 30, 2002, 2001, and 2000 the Bank made contributions to the ESOP of $133,312, $136,101, and $130,385, respectively.

                                                                     (Continued)

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          June 30, 2002, 2001, and 2000


     The debt of the ESOP is recorded as debt of the Company and the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial condition. Dividends on allocated shares are recorded as a reduction of retained earnings; dividends on unallocated shares are recorded as a reduction of debt and accrued interest. The Bank recognized interest expense of $7,970, $26,224, and $34,385, respectively, and compensation expense of $441,457, $162,839, and 141,548, respectively, related to the ESOP for the years ended June 30, 2002, 2001, and 2000. Dividends on unallocated ESOP shares used for debt service were $16,352, $26,546, and $33,303 for the years ended June 30, 2002, 2001, and 2000, respectively. The related tax benefits to the Bank for dividends paid to the ESOP were not material. The ESOP shares were as follows at June 30:

                                                            2002           2001
                                                          --------       -------
Allocated shares ..................................        126,991       107,923
Shares earned, but unallocated ....................         13,606         7,152
Unearned shares ...................................          3,403        28,925
                                                          --------       -------
                                                           144,000       144,000
                                                          ========       =======
Fair value of unearned shares at June 30 ..........       $108,796       455,566
                                                          ========       =======

     In 1994, the Company adopted a Stock Option Plan (Option Plan), under which 180,000 shares of common stock were granted to directors and officers of the Bank. Options granted under the Option Plan may be Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualifying stock options. The 72,000 options granted to directors vested at grant date, while the 108,000 options granted to officers vested at a rate of 20% per year. Options are exercisable at $7.92 per share, the market price of the common stock on the date of grant, and must be exercised within ten years from the date of grant.

     A summary of changes in shares under option and options exercisable is as follows for the years ended June 30:

                                                2002         2001         2000
                                              -------      -------      -------
Outstanding at beginning of year ......       138,500      138,500      148,500
Exercised .............................            --           --      (10,000)
                                              -------      -------      -------
Outstanding at end of year ............       138,500      138,500      138,500
                                              -------      -------      -------
Exercisable at end of year ............       138,500      138,500      138,500
                                              =======      =======      =======

(13) Postretirement Benefits Other Than Pensions

     The Bank offers a postretirement health care benefit plan to certain directors and employees. The net cost of the plan was approximately $38,000, $38,000, and $39,000 for the years ended June 30, 2002, 2001, and
     2000, respectively. The accrued liability for these benefits was approximately $225,000 and $201,000 at June 30, 2002 and 2001,
     respectively, and is included in accrued expenses and other liabilities.

                                                                     (Continued)

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          June 30, 2002, 2001, and 2000


(14) Financial Instruments

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business, including mortgage loan commitments and lines of credit on home equity loans. These instruments involve, to various degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to a financial instrument is represented by the contract amount of the financial instrument. The Bank uses the same credit policies in making commitments for off-balance-sheet financial instruments as it does for on-balance-sheet financial instruments. Financial instruments with off-balance-sheet risk are as follows at June 30, 2002:

                                                                       Contract
                                                                        amount
                                                                     -----------
Undisbursed lines of credit on home equity loans .............       $13,300,000
Residential mortgage loans to be funded ......................         3,981,000
                                                                     -----------
                                                                     $17,281,000
                                                                     ===========

     The Bank's outstanding mortgage loan commitments at June 30, 2002 were all for fixed rate loans. The interest rate range on these commitments was 5.875% to 7.875% and all commitments expire within one year. The loan commitments and undisbursed lines of credit are expected to be settled at face amount or expire unused. The fair value of these commitments was not significant at June 30, 2002.

     The Bank has an unsecured line of credit and a reverse repurchase line of credit with a commercial bank for up to $2 million and $3 million, respectively. There were no borrowings outstanding as of June 30, 2002.

                                                                     (Continued)

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          June 30, 2002, 2001, and 2000


     The carrying amounts and estimated fair values of financial instruments are summarized as follows at June 30:

                                             2002                         2001
                                  --------------------------   -------------------------
                                    Carrying         Fair        Carrying        Fair
                                     amount         value         amount        value
                                  ------------   -----------   -----------   -----------
Assets:
  Cash and interest-bearing
    deposits ..................   $  8,784,723     8,785,000     7,015,942     7,016,000
  Short-term investments ......    100,612,524   100,613,000    35,334,058    35,334,000
  Secured short-term loans to
    commercial banks ..........     19,848,989    19,849,000    16,225,333    16,225,000
  Securities available-for-sale      5,199,177     5,199,000     5,802,094     5,802,000
  Investment securities
    held-to-maturity ..........     15,498,705    15,451,000    60,518,903    59,451,000
  Mortgage-backed securities
    held-to-maturity ..........     32,959,769    33,476,000    20,021,025    20,018,000
  Loans receivable ............    245,000,388   250,291,000   217,182,587   216,542,000
  Investment in Federal Home
    Loan Bank stock ...........      2,578,200     2,578,000     2,187,200     2,187,000
  Accrued interest receivable .      1,587,932     1,588,000     2,236,760     2,237,000
Liabilities:
  Savings accounts ............    384,320,466   389,496,000   320,470,865   324,175,000
  Borrowed funds ..............         79,238        79,000       274,123       274,000
  Advances payments by
    borrowers for taxes,
    insurance, and ground
    rents .....................      3,576,296     3,576,000     3,515,261     3,515,000

     The methods and assumptions used to determine fair value estimates at June 30, 2002 and 2001 are set forth below.

     (a)  Cash, Cash Equivalents, Investments, and Mortgage-Backed Securities

          For cash and cash equivalents, the carrying value approximates fair value due to the short maturity of these instruments. The fair values of U.S. Government and agency obligations, equity securities, and mortgage-backed securities are estimated based on published bid prices or bid quotations received from securities dealers. The fair value of Federal Home Loan Bank stock is estimated to be equal to its carrying amount since it is not a publicly traded equity security, it has an adjustable dividend rate and all transactions in the stock are executed at the stated par value.

     (b)  Loans Receivable

          The fair value of loans receivable is estimated by discounting anticipated future cash flows (based on contractual maturities, weighted average coupons, and prepayment assumptions) at current market rates for loans to borrowers with similar credit histories.

                                                                     (Continued)

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          June 30, 2002, 2001, and 2000


     (c) Savings Accounts, Borrowed Funds, and Advance Payments by Borrowers for Taxes, Insurance, and Ground Rents

          The fair value of savings accounts, other than certificate accounts, and advance payments by borrowers for taxes, insurance, and ground rents is the amount payable on demand at June 30. The fair value of certificate accounts is based on the lower of redemption value (net of penalty) or the discounted value of contractual cash flows. Discount rates are estimated using current market rates for accounts with similar remaining maturities. Borrowed funds are considered to be at fair value due to their adjustable rate nature.

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

     OTS regulations impose limitations on all capital distributions by savings institutions. Capital distributions include cash dividends, payments to repurchase or otherwise acquire the institution's shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The regulations establish three tiers of institutions. An institution, such as the Bank, that exceeds all capital requirements before and after a proposed capital distribution (Tier 1 institution) may, after prior notice but without the approval of the OTS, make capital distributions during a year up to 100% of its net income to date during the year plus its retained net income for the preceding two years. Any additional capital distributions require OTS approval.

     MHC has waived receipt of its quarterly dividends, thereby reducing the actual dividend payout by the Company in 2002 and prior years. The dividends waived by MHC are considered as a restriction on the retained earnings of the Bank. The amount of any dividend waived by MHC is available for declaration as a dividend solely to MHC. At June 30, 2002, the cumulative amount of such waived dividends was $13,688,400.

                                                                     (Continued)

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          June 30, 2002, 2001, and 2000


     At June 30, 2002, the Company was authorized to repurchase up to 1,023,441 shares of common stock pursuant to its repurchase plan. No shares were purchased in 2002. During the years ended June 30, 2001 and 2000, the Company purchased 11,000 and 324,475 shares, respectively, at an average cost per share of $10.93 and $10.71, respectively.

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

     Information related to the calculation of net income per share of common stock is summarized as follows for the years ended June 30:

                                 2002                    2001                    2000
                        ----------------------   ---------------------   ---------------------
                           Basic      Diluted      Basic      Diluted      Basic      Diluted
                        ----------   ---------   ---------   ---------   ---------   ---------
Net income ..........   $2,357,190   2,357,190   2,885,205   2,885,205   3,595,308   3,595,308
                        ==========   =========   =========   =========   =========   =========
Weighted average
  shares outstanding     4,532,087   4,532,087   4,508,026   4,508,026   4,634,155   4,634,155
Dilutive securities:
  Options ...........           --     101,588          --      55,618          --      31,764
                        ----------   ---------   ---------   ---------   ---------   ---------
Adjusted weighted
  average shares used
  in EPS calculations    4,532,087   4,633,675   4,508,026   4,563,644   4,634,155   4,665,919
                        ==========   =========   =========   =========   =========   =========

                                                                     (Continued)

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          June 30, 2002, 2001, and 2000


(17) Condensed Financial Information (Parent Company Only)

     Summarized financial information for the Company is as follows as of and for the years ended June 30:

                        Statements of Financial Condition

                                                         2002            2001
                                                     -----------      ----------
Cash ..........................................      $   168,494         502,248
Securities available-for-sale .................          117,921          83,605
Deferred tax asset ............................               --           9,822
Investment in Bank ............................       52,633,639      50,491,891
                                                     -----------      ----------
                                                     $52,920,054      51,087,566
                                                     ===========      ==========
Deferred tax liability ........................      $     1,817              --
Accrued expenses and other liabilities ........          195,803         198,525
Stockholders' equity ..........................       52,722,434      50,889,041
                                                     -----------      ----------
                                                     $52,920,054      51,087,566
                                                     ===========      ==========

                              Statements of Income

                                               2002          2001         2000
                                            ----------    ---------    ---------
Interest income ........................    $   26,105       28,288       23,129
Equity in net income of subsidiary .....     2,341,162    2,869,740    3,586,547
                                            ----------    ---------    ---------
      Income before provision for
        income taxes ...................     2,367,267    2,898,028    3,609,676
Provision for income taxes .............        10,077       12,823       14,368
                                            ----------    ---------    ---------
      Net income .......................    $2,357,190    2,885,205    3,595,308
                                            ==========    =========    =========

                                                                     (Continued)

                  LEEDS FEDERAL BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          June 30, 2002, 2001, and 2000


                            Statements of Cash Flows

                                                        2002          2001          2000
                                                    -----------    ----------    ----------
Cash flows from operating activities:
  Net income ....................................   $ 2,357,190     2,885,205     3,595,308
  Adjustments to reconcile net income to net cash
    provided (used) by operating activities:
      Equity in net income of subsidiary ........    (2,341,162)   (2,869,740)   (3,586,547)
      Other, net ................................      (366,134)      429,606      (238,472)
                                                    -----------    ----------    ----------
        Net cash (used) provided by operating
          activities ............................      (350,106)      445,071      (229,711)
                                                    -----------    ----------    ----------
Cash flows from investing activities:
  Dividend distribution from bank ...............       742,904       742,904     4,335,000
Cash flows from financing activities:
  Payment of dividends ..........................      (726,552)     (708,608)     (788,434)
  Purchases of treasury stock ...................            --      (120,250)   (3,475,850)
  Exercise of stock options .....................            --            --        79,200
                                                    -----------    ----------    ----------
        Net cash used by financing activities ...      (726,552)     (828,858)   (4,185,084)
                                                    -----------    ----------    ----------
        Net increase (decrease) in cash and
          cash equivalents ......................      (333,754)      359,117       (79,795)
Cash and cash equivalents at beginning of year ..       502,248       143,131       222,926
                                                    -----------    ----------    ----------
Cash and cash equivalents at end of year ........   $   168,494       502,248       143,131
                                                    ===========    ==========    ==========

(18) Proposed Merger

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

     The transaction is subject to the approval of the OTS and the application is on file with the OTS but has not yet been approved. Under terms of the merger agreement, as amended, the transaction is to be completed by December 31, 2002, and the Company will become a wholly owned subsidiary of Northwest MHC.